Filed pursuant to Rule 424(b)(3)
File No. 333-99189
PROSPECTUS

Intelsat, Ltd.

Exchange Offer for

7 5/8% Senior Notes due 2012

      This is an offer by Intelsat, Ltd. to exchange any 7 5/8% Senior Notes due 2012 that you now hold for newly issued 7 5/8% Senior Notes due 2012. This offer will expire at 5:00 p.m. New York City time on January 13, 2003, unless we extend the offer. You must tender your original notes by this deadline in order to receive new notes. If we decide to extend the offer, we do not currently intend to extend the expiration date beyond January 20, 2003.

      There is no existing public market for your original notes, and there is currently no public market for the new notes to be issued to you in the exchange offer.

      We may redeem some or all of the new notes at any time at our option on the terms set forth in this prospectus.

See “Risk Factors” beginning on page 11 for a description of the business and financial risks associated with the new notes.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 11, 2002.

      Until March 12, 2003, all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to exchange the notes only in jurisdictions where these offers and exchanges are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

      Consent under the Exchange Control Act 1972, as amended, and its related regulations has been obtained from the Bermuda Monetary Authority for the issue and transfer of the new notes for exchange control purposes. Prior to the issuance of the new notes, we intend to file this prospectus with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness, performance or default of our business, or for the correctness of any of the statements made or opinions expressed in this prospectus.

      Unless we indicate differently, when we use the term “notes” in this prospectus, we mean the new notes that we will issue to you if you exchange your original notes.

i

PROSPECTUS SUMMARY

      You should read this entire prospectus carefully before investing, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and their notes.

INTELSAT, LTD.

      We are a leading global communications services provider, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Since our inception in 1964, we have provided the satellite communications links for events that were milestones in 20th century history — from broadcasting the video signals for the first moon walk, to providing the direct communications link connecting the White House and the Kremlin, to broadcasting the events of every Olympics since 1968. Our strengths include our global communications network, our established customer relationships and our history of operational excellence. Our strengths also include our balanced geographic and service application mix and our record of solid financial performance. We believe we are positioned to capitalize on favorable trends in our industry.

      Our communications network, which includes 23 satellites and leased capacity on 2 additional satellites, covers over 99% of the world’s populated regions. Two additional satellites with expected launch dates in 2003 or early 2004 are under construction. We have market access to provide our services in over 200 countries and territories. Our customer base is comprised of over 400 communications providers, including many of the world’s leading telecommunications carriers, Internet service providers, network integrators and broadcasting companies. We have served many of our largest customers for over 30 years and have well-established relationships with the leading communications services providers in many countries. For the year ended December 31, 2001, the transponder availability rate of satellites owned and operated by us was 99.9993%, with the availability rates for each year since 1985 averaging over 99.997%. We believe our long history of high-quality, reliable service is a leading contributing factor to our ability to attract and retain our customers.

      We operate our business on a global basis and provide services that are used for a diverse range of applications, including voice and data, corporate network, video and Internet applications. Our balanced geographic and service application mix contributes to the relatively high level of stability of our business. We have generated net income every year since 1973. In 2001, we had telecommunications revenue of $1,084.0 million and net income of $499.0 million. We believe that we have a substantial revenue backlog and a strong balance sheet relative to our competitors.

      Our goal is to be a global connectivity leader connecting people and businesses around the world with flexible and innovative communications services. We intend to maintain a solid financial position and enhance our leadership position in our industry by broadening the scope of customers that we serve, introducing new services and continuing to update and expand our satellite fleet. In furtherance of our business strategy, we recently introduced a portfolio of services, called GlobalConnexSM Solutions, designed to provide the managed services and services integrating terrestrial and satellite assets that our customers increasingly demand. As part of our strategy, we believe we can use strategic transactions to reduce our time to market for new services and expand our technical and commercial capabilities. Strategic transactions can also enhance our landmass coverage, mitigate new market entry risk and broaden our customer base.

      On July 18, 2001, our predecessor, the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to in this prospectus as the IGO, privatized by transferring substantially all of its assets and liabilities to Intelsat, Ltd. and its subsidiaries. As an intergovernmental organization, we enjoyed privileges, exemptions and immunities that we no longer enjoy as a result of our privatization. However, our privatization also resulted in the elimination of various restrictions on our operations to which we were subject as the IGO.

      As a private company, we can now enter new markets from which we were previously restricted, acquire and operate ground facilities and provide new services that are complementary to the wholesale satellite capacity that we have historically offered. While we have a limited operating history as a private company and the extent to which we will be able to utilize our new flexibility to respond to market opportunities is uncertain, we have begun to expand our network capabilities through the acquisition of selected strategic terrestrial assets and have expanded our service offerings to respond to the requirements of our customers.

      Our principal executive offices are located at Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda. Our telephone number is (441) 294-1650. Our website is www.intelsat.com. Information on our website is not part of this prospectus.

THE EXCHANGE OFFER

Notes Offered for Exchange...................................	We are offering $600,000,000 in principal amount of our new 7 5/8% Senior Notes due 2012 in exchange for an equal aggregate principal amount of our original 7 5/8% Senior Notes due 2012 on a one-for-one basis. The new notes have substantially the same terms as the original notes you hold, except that the new notes have been registered under the Securities Act of 1933, as amended, referred to as the Securities Act of 1933, and will be freely tradable.

Exchange and Registration Rights........................	At the time we sold investors the original notes, we entered into a registration rights agreement that requires us to make this exchange offer.

After the exchange offer is complete, you will no longer be entitled to exchange your original notes for registered notes. If the exchange offer is not consummated by January 20, 2003, we will be required to use reasonable efforts to file a shelf registration statement under the Securities Act of 1933 covering resales of your original notes and to use reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act. We do not currently expect to have to file a shelf registration statement.

If either an exchange offer registration statement or a shelf registration statement, if required, is not completed within the specified time periods, we will be required to pay penalty interest on the original notes.

The Exchange Offer................................................	We are offering to exchange $1,000 principal amount of new notes for each $1,000 principal amount of your original notes. In order to be exchanged, your original notes must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged.

Ability to Resell Notes...........................................	We believe that the new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 if:

• the notes issued in the exchange offer are being acquired in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement with any person to participate in the distribution of notes issued to you in the exchange offer; and

• you are not our affiliate.

By tendering your original notes as described below, you will be making representations to this effect. See “The Exchange Offer — Representations We Need From You Before You May Participate in the Exchange Offer”.

People Excluded from the Exchange Offer................	You may not participate in the exchange offer if you are:

• a holder of original notes in any jurisdiction in which the exchange offer is not, or your acceptance will not be, legal under the applicable securities or blue sky laws of that jurisdiction; or

• a holder of original notes who is an affiliate of Intelsat, Ltd.

Consequences of Failure to Exchange Your Original Notes.....................................................	If you do not exchange your original notes for new notes in the exchange offer, your original notes will continue to have the restrictions on transfer contained in the original notes and in the indenture governing the original notes. In general, your original notes may not be offered or sold unless registered under the Securities Act of 1933, unless there is an exemption from, or unless in a transaction not governed by, the Securities Act of 1933 and applicable state securities laws. We have no current plans to register your original notes under the Securities Act of 1933.

Expiration Date............................................................	The exchange offer expires at 5:00 p.m. New York City time, on January 13, 2003, the expiration date, unless we extend the offer. If we decide to extend the offer, we do not currently intend to extend the expiration date beyond January 20, 2003.

Conditions to the Exchange Offer............................	The exchange offer has customary conditions that may be waived by us. There is no minimum amount of original notes that must be tendered to complete the exchange offer.

Procedures for Tendering Your Original Notes.....................................................	If you wish to tender your original notes for exchange in the exchange offer, you or the custodial entity through which you hold your notes must send to The Bank of New York, the exchange agent, on or before the expiration date of the exchange offer:

• a properly completed and executed letter of transmittal, which has been provided to you with this prospectus, together with your original notes and any other documentation requested by the letter of transmittal; and

• for holders who hold their positions through The Depository Trust Company, referred to as DTC:

— an agent’s message from DTC stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer;

— your original notes by timely confirmation of book-entry transfer through DTC; and

— all other documents required by the letter of transmittal.

Holders who hold their positions through Euroclear and Clearstream, Luxembourg must adhere to the procedures described in “The Exchange Offer — Procedures for Tendering Your Original Notes”.

Special Procedures for Beneficial Owners............	If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

Guaranteed Delivery Procedures for Tendering Original Notes...........................................................	If you wish to tender your original notes and the original notes are not immediately available, or time will not permit your original notes or other required documents to reach The Bank of New York before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may tender your original notes according to the guaranteed delivery procedures set forth under “The Exchange Offer — Guaranteed Delivery Procedures”.

Withdrawal Rights...................................................	You may withdraw the tender of your original notes at any time prior to 5:00 p.m. New York City time, on the expiration date.

U.S. Tax Considerations...........................................	The exchange of original notes for new notes will not be treated as a taxable transaction for U.S. Federal income tax purposes. Rather, the notes you receive in the exchange offer will be treated as a continuation of your investment in the original notes. For additional information regarding U.S. Federal income tax considerations, you should read the discussion under “Tax Considerations — United States Taxation of Holders”.

Use of Proceeds........................................................	We will not receive any proceeds from the issuance of the notes in the exchange offer. We will pay all expenses incidental to the exchange offer.

Exchange Agent.................................................	The Bank of New York is serving as the exchange agent. Its address, telephone number and facsimile number are:

The Bank of New York 101 Barclay Street Floor 7E Corporate Trust Operations Reorganization Unit New York, New York 10286 Telephone: (212) 815-5788 Fax: (212) 298-1915

      Please review the information under the heading “The Exchange Offer” for more detailed information concerning the exchange offer.

THE NOTES

Issuer	Intelsat, Ltd.

The Notes	The terms of the new notes will be identical in all material respects to the terms of the original notes, except that the new notes will not contain transfer restrictions and will not contain the provisions for an increase in the interest rate related to defaults in our agreement to carry out this exchange offer.

Maturity Date	April 15, 2012.

Interest Payment Dates	Every April 15 and October 15.

Ranking	The notes are senior unsecured obligations and will rank equally in right of payment with all other existing and future unsubordinated indebtedness of Intelsat, Ltd. The liabilities, including trade payables, of Intelsat, Ltd.’s subsidiaries will have a prior claim with respect to the assets of those subsidiaries.

Optional Redemption	We may redeem some or all of the notes at any time at the redemption prices set forth in “Description of the Notes — When We Can Redeem the Notes — Optional Redemption”. We may also redeem all, but not less than all, of the notes in the event of certain tax changes affecting the notes as set forth in “Description of the Notes — When We Can Redeem the Notes — Redemption for Tax Reasons”.

Restrictive Covenants	The indenture governing the notes limits our ability and the ability of our “restricted subsidiaries” to, among other things:

• create secured indebtedness;

• engage in sale and leaseback transactions; and

• consolidate or merge with, or sell our assets substantially as an entirety to, another person.

Form of the Notes	The notes will be represented initially as one or more global notes, in fully registered form, deposited with DTC, as book-entry depositary. You will not receive notes in definitive form unless one of the events under the section heading “Description of the Notes — We Will Issue the Notes in Global Form — Special Situations When a Global Note Will Be Terminated” occurs. Book-entry interests in the global notes will be shown on, and transfers will be effected only through, DTC or its nominee with respect to its participants. Ownership of the book-entry interests is limited to persons that have accounts with DTC or its nominee, referred to as participants, or persons that may hold interests through participants or indirect participants.

Global Clearance and Settlement	Book-entry interests in the global notes will be shown on, and transfers will be effected only through, records maintained in book-entry form by DTC or its nominee with respect to its participants. Any secondary trading of book-entry interests in the global notes is expected to occur through DTC participants, including Clearstream, Luxembourg and Euroclear, and settle in same-day funds.

      For additional information regarding the notes, see “Description of the Notes”.

Summary Historical Consolidated Financial and Other Data

      The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their notes included elsewhere in this prospectus.

      On November 30, 1998, a portion of the IGO’s assets and liabilities were transferred to New Skies Satellites, N.V., referred to as New Skies. As a result, the historical consolidated statement of operations data for the year ended December 31, 1998 reflects eleven months of results prior to the transfer of the net assets to New Skies and one month of post-transfer results. The prior year’s results have not been adjusted to reflect the impact of the New Skies transaction. Total assets as of December 31, 1998 reflect this transfer to New Skies, but total assets as of the end of the prior year have not been adjusted to reflect this transfer. See “Creation of Intelsat, Ltd. — The Privatization” for a further description of the New Skies transaction.

      Historical financials should be read in conjunction with the unaudited pro forma condensed consolidated statement of operations and its notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
	(in thousands, except ratios, percentages and per share data)
Consolidated Statement of Operations Data:
Telecommunications revenue(1)	$966,724	$1,021,233	$979,032	$1,099,751	$1,084,009	$824,815	$751,865

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	79,603	88,745	93,180	93,162	101,985	82,098	84,004
Selling, general and administrative	47,331	44,877	47,362	61,900	95,600	64,538	90,277
Depreciation and amortization(2)(3)	405,156	482,435	441,183	414,250	340,449	255,771	266,365
Privatization initiative	—	2,499	11,433	21,575	33,576	33,236	—
Restructuring costs	—	—	—	—	7,300	—	—

Total operating expenses	532,090	618,556	593,158	590,887	578,910	435,643	440,646

Income from operations	434,634	402,677	385,874	508,864	505,099	389,172	311,219
Interest expense	(49,944)	(65,639)	(59,263)	(24,859)	(13,050)	(8,190)	(34,751)
Other income	8,792	13,246	29,561	20,885	12,293	11,211	2,484

Income before income taxes	393,482	350,284	356,172	504,890	504,342	392,193	278,952
Provision for (benefit from) income taxes (4)	—	—	—	—	5,359	(6,956)	36,264

Net income	$393,482	$350,284	$356,172	$504,890	$498,983	$399,149	$242,688

Basic and diluted net income per ordinary share(5)	$2.36	$2.10	$2.14	$3.03	$2.99	$2.39	$1.46
Dividends per ordinary share	—	—	—	—	—	—	—
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$836,342	$840,047	$820,886	$933,048	$856,388	$640,718	$508,260
Net cash used in investing activities	(574,658)	(487,249)	(330,327)	(546,020)	(663,671)	(451,064)	(481,887)
Net cash used in financing activities	(324,408)	(374,496)	(464,855)	(411,828)	(191,161)	(188,732)	(8,652)
Financial Ratio and Other Data (unaudited):
Ratio of earnings to fixed charges(6)	5.1	4.7	5.0	6.7	5.9	6.0	4.1
EBITDA, as adjusted(7)	$839,790	$885,112	$827,057	$923,114	$845,548	$644,943	$577,584
EBITDA, as adjusted, margin(8)	86.9%	86.7%	84.5%	83.9%	78.0%	78.2%	76.8%

	As of December 31,					As of September 30,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Total assets	$3,918,724	$3,178,061	$3,164,089	$3,199,163	$3,576,135	$3,425,737	$3,847,496
Total liabilities	1,719,882	1,585,393	1,612,682	1,497,523	1,580,309	1,529,745	1,715,800
Total shareholders’ equity	2,198,842	1,592,668	1,551,407	1,701,640	1,995,826	1,895,992	2,131,696
Book value per ordinary share	$13.19	$9.56	$9.31	$10.21	$11.97	$11.38	$13.29

      (footnotes on following page)

(1)	Telecommunications revenue includes revenue related to satellites transferred to New Skies of $77,626 for the year ended December 31, 1997 and $106,452 for the year ended December 31, 1998.

(2)	Depreciation and amortization expense includes depreciation related to satellites transferred to New Skies of $42,360 for the year ended December 31, 1997 and $64,884 for the year ended December 31, 1998.

(3)	As of January 1, 2001, we revised the estimated useful lives for certain satellites. The effect of these revised estimates was to increase the useful lives of substantially all of our Intelsat VII and VIII series satellites and thereby decrease depreciation expense by approximately $60,507 for the year ended December 31, 2001.

(4)	Prior to privatization, the IGO was not subject to income taxes. Upon privatization, Intelsat, Ltd. and its subsidiaries became subject to taxes in various jurisdictions. Results of operations for the period from privatization through December 31, 2001 include a provision for these taxes. Intelsat, Ltd. and its subsidiaries also recognized a deferred tax benefit upon privatization as a result of the change in taxable status.

(5)	Basic and diluted net income per ordinary share for each of the five years ended December 31, 2001 and the nine-month period ended September 30, 2001 has been computed assuming 166,666,755 ordinary shares had been outstanding for those periods. The basic and diluted net income per ordinary share for each of the five years ended December 31, 2001 and the nine-month periods ended September 30, 2001 and 2002 also assumes that our June 4, 2002 share consolidation occurred at the beginning of the earliest period presented. On June 4, 2002, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Prior to our share consolidation, we had 500,000,000 ordinary shares outstanding and no preference shares outstanding. At September 30, 2002, we had 160,382,120 ordinary shares outstanding and no preference shares outstanding.

(6)	For the purposes of this computation, earnings are defined as pretax earnings from continuing operations, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges are defined as the sum of interest expensed, interest capitalized and an estimate of the interest within rental expense.

(7)	EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA, as adjusted, to enhance your understanding of our operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. We believe that EBITDA provides investors and analysts with a measure of operating results that is unaffected by differences in capital structures among otherwise comparable companies. Additionally, EBITDA is a widely accepted measure of performance in the fixed satellite services sector. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our performance, or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

(8)	EBITDA, as adjusted, margin represents EBITDA, as adjusted, as a percentage of telecommunications revenue.

RISK FACTORS

      You should carefully consider the following business and financial risks associated with the new notes.

Risk Factors Relating to Our Business

We may not be able to meet our planned schedule for launching or commencing operations of our new satellites. Extensive delays in the launch or commencement of operations of new satellites could affect our ability to generate revenue.

      We may not be able to launch new satellites as planned. Satellite launches may be delayed for several reasons, including delays in the manufacture of satellites or launch vehicles or the periodic unavailability of optimum launch dates. We may also experience delays or be unable to deploy new satellites as a result of our inability to obtain necessary regulatory approvals or our inability to obtain required financing.

      Significant delays in the manufacture of a satellite could result in the unavailability of a launch date at the time the satellite is delivered and ready to be launched. We recently terminated the portions of a construction contract relating to one of the satellites that we had ordered due to the manufacturer’s significant postponement in the delivery date of the satellite. In addition, we are experiencing delays in the manufacture of one of our two satellites currently on order. Any prolonged inability to launch new satellites may adversely affect our ability to maintain continuity of service to our customers, resulting in reduced revenue and a reduction in our backlog.

      Timely and successful launch of new satellites is also key to implementation of our business strategy, which contemplates the enhancement and expansion of our network. If we are unable to launch new satellites on schedule, we may be unable to expand our business as contemplated by our business strategy and would suffer a reduction in expected revenue and profitability, both of which could have a negative effect on the value of our business.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch.

      We may experience launch failures with respect to our future satellites that could result in the partial or total loss of a satellite. Satellite construction and launch involve complex processes and technology, and we rely on contractors for both the manufacture and the launch of our satellites. Even if launched into orbit, a satellite may fail to enter into its designated orbital location or we may use more fuel than planned to place a satellite into its orbital location and, as a result, reduce the orbital maneuver life of the satellite.

      We and our predecessor, the IGO, an intergovernmental treaty organization, have launched 53 satellites in the last 30 years. Five of these 53 satellites were destroyed as a result of launch failures. In addition, one of these 53 satellites did not achieve the correct orbit upon its launch but was later rescued and placed into the correct orbit. We also experienced several launch failures during the 1960s. We currently plan to launch two satellites by the end of 2003 or early 2004. Launch failure rates vary according to the launch vehicle used. We intend to use the Ariane 4 launch vehicle for the launch of our one remaining Intelsat IX series satellite currently under construction. We intend to use either a Sea Launch or a Proton M/ Breeze M launch vehicle for the launch of our Intelsat X series satellite. The Sea Launch and Proton M/Breeze M launch vehicles do not have proven track records. The Proton M/Breeze M launch vehicle has only been used to launch one satellite. Sea Launch has been used for only eight satellite launches, one of which was unsuccessful. These launch vehicles may present a higher risk of launch failure than other launch vehicles.

      In November 2002, another satellite operator experienced a launch failure on a Proton K/Block DM launch vehicle. The Proton K rocket is similar to the Proton M rocket that we may use to launch our Intelstat X series satellite and is built by the same manufacturer, the Khrunichev State Research and Production Center. The Block DM, which is manufactured by S.P. Korolev Rocket and Space Corporation Energia, and the Breeze M, manufactured by Khrunichev, are different upper stages of the launch vehicle. Although the failure review process has not yet been completed, initial reports indicate that this launch failure may have been caused by an anomaly in the Block DM upper stage of the launch vehicle. Although the

Block DM upper stage is different from the upper stage used in the Proton M/Breeze M launch vehicle that we may use, it is similar to the third stage used in the Sea Launch vehicle.

      The loss of a satellite due to launch failure could result in significant delays. The construction of a satellite typically takes more than three years. Even after the satellite has been manufactured, an appropriate launch date may not be available at that time. Any significant delay in the commencement of service of a satellite due to a launch failure would delay and could potentially permanently reduce the revenue anticipated to be generated by the satellite and could give our customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. Successive launch failures could adversely affect our ability to maintain continuity of service to our customers. We may not be able to accommodate affected customers on other satellites until a replacement satellite or the next satellite on order is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our strategic business plans.

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue.

      Satellites are subject to in-orbit failures after they have been successfully put into operation. Potential in-orbit failures that could affect our satellites include circuit and transponder failures and solar array and battery cell failures. Other potential failures include satellite control system failures and propulsion system failures. Failures can result from manufacturing errors or operational errors and can degrade performance, reduce available capacity or decrease the orbital maneuver lives of the affected satellites. Military action or acts of war, anti-satellite devices, electrostatic or solar storms and collision with space debris or micro-meteoroids could also damage our satellites. We may experience future failures or performance degradation on any of our satellites as a result of any of these or other events.

      We have experienced some technical problems with our current satellite fleet. The most significant in-orbit loss that has impacted our current fleet to date was damage to the north solar array structure of our 801 satellite that occurred in March 1997. This damage has limited our ability to control the satellite and reduced the orbital maneuver life of the satellite. We also have experienced technical problems with other satellites in our fleet. Most of these problems have been component failures and anomalies. Because our satellites are designed to accommodate an anticipated rate of equipment failure, these technical problems have not had a significant impact on the availability of our satellite capacity to date. However, this may not continue to be the case. Our satellites may experience technical problems in the future related to either the failures or anomalies that have already occurred or other failures. Significant in-orbit failures could put at risk the revenue from the satellites suffering such failures to the extent that we are unable to move traffic on the affected satellites to other satellites.

Our insurance for the in-orbit operations of our satellites and for future satellite launches will not protect us against all satellite-related losses. We do not have in-orbit insurance coverage for all of our satellites, and we may not renew our current in-orbit insurance coverage. A partial or total loss of a satellite without insurance coverage could have a material adverse effect on our business.

      Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet.

      We currently have insurance covering the in-orbit operations of 10 of our 23 satellites. Accordingly, we would have to bear the entire cost of any loss to the 13 satellites for which we do not have in-orbit insurance coverage. The net book value of these 13 satellites as of September 30, 2002 was $615.9 million. In addition, under the terms of our insurance policy for 6 of the 10 satellites that we currently insure, we co-insure $100.0 million of the net book value of each satellite, and the insurers cover the balance of the net book value excluding capitalized performance incentives relating to the satellites. Accordingly, if any significant loss occurred to one of these six satellites, we would bear up to $100.0 million of the cost, as well as the cost of any capitalized performance incentives. Our current insurance for the remaining 4 of the 10 satellites that we insure does not contain a co-insurance requirement.

      Our in-orbit insurance policy with the $100.0 million co-insurance requirement for six of our satellites, the Intelsat 706, 707, 802, 805, 901 and 902 satellites, continues until November 8, 2003. Our current insurance coverage for our Intelsat 903, 904, 905 and 906 satellites, which has no co-insurance requirement, expires one year after each satellite’s launch date. Upon the expiration of the current insurance coverage of each of the 903, 904, 905 and 906 satellites, each will then be covered by the policy with the $100.0 million co-insurance requirement described above until the expiration of the policy on November 8, 2003. We may determine not to obtain replacement insurance when the in-orbit insurance coverage for any of our satellites expires. We also may not seek to obtain in-orbit insurance for any of our future satellites. Any determination we make as to whether to purchase additional insurance will depend on a number of factors. These factors include the availability of insurance in the market and the cost of available insurance. We will also consider the exclusions to coverage, if any, required by insurers and the other terms and conditions upon which insurance is available. Our ability to provide back-up capacity from available satellites and our historical experience with launch and in-orbit malfunctions will also be considered.

      Even if we seek to extend the in-orbit insurance coverage for our currently insured satellites, or seek to obtain new in-orbit insurance coverage for future satellites, we may not be able to obtain this insurance on reasonable terms and conditions. Moreover, this insurance coverage may be costly, if available at all. Costs for in-orbit insurance have recently increased due to events affecting the insurance industry, including the September 11, 2001 terrorist attacks in the United States and recent failures of satellites owned by some of our competitors. The condition of the insurance market may not return to its position before these events, and may even deteriorate further. The cost for us to obtain in-orbit insurance could further increase in the future for a number of other reasons. For example, costs could increase as a result of the failure or degradation of performance of one of our in-orbit satellites or the failure of a similar satellite owned by another operator.

      At this time, we have obtained launch insurance for only one of our two planned satellite launches. While we intend to obtain insurance for the remaining launch, we may not be able to obtain this insurance on reasonable terms and conditions, if at all. Costs for satellite launch insurance have increased due to the events affecting the insurance industry mentioned above. The cost for us to obtain launch insurance could further increase in the future for a number of reasons. For example, costs could increase as a result of a launch failure involving a launch vehicle that is the same as, or similar to, a launch vehicle that we intend to use.

      Even where we have obtained launch and in-orbit insurance for a satellite, this insurance coverage will not protect against all losses to the satellite. Our current launch and in-orbit insurance policies contain specified exclusions and material change limitations. These exclusions relate to losses resulting from acts of war, insurrection or military action, as well as lasers, directed energy beams, or nuclear or anti-satellite devices. These exclusions also relate to losses resulting from government confiscation and nuclear reaction or radioactive contamination. Our in-orbit insurance policy with the $100.0 million co-insurance requirement contains exclusions for losses relating to specified problems we have experienced on two satellites covered by the policy. In addition, our insurance does not protect us against lost or delayed revenue, business interruption or lost business opportunities. The total or partial loss of an uninsured satellite would cause us to recognize a loss equal to the book value of any such total loss or, in the case of a partial loss, equal to the proportion of the satellite’s book value corresponding to such partial loss.

      We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

We have several large customers, and the loss of any one of them could reduce our revenue and materially adversely affect our business. In addition, our customers are primarily telecommunications companies. Our revenue backlog and profitability may be negatively affected as a result of financial difficulties experienced by our customers in the telecommunications sector.

      In 2001, our ten largest customers, including their affiliates, represented approximately 49% of our telecommunications revenue. The loss of any of these customers could significantly affect our revenue and profitability.

      Our largest customer in 2001 was COMSAT Corporation, referred to as COMSAT, which, together with its affiliates, represented 18% of our 2001 telecommunications revenue. We historically have had a long-standing and significant customer relationship with COMSAT. On March 15, 2002, we entered into an agreement to, among other things, purchase substantially all of the contracts for the sale of Intelsat capacity of COMSAT’s World Systems business unit. The closing of this transaction occurred on November 25, 2002. In connection with the transaction, we have canceled our service contracts with COMSAT World Systems, and COMSAT World Systems has assigned to us its contracts for the sale of our capacity. The service contracts assigned to us include contracts with WorldCom, Inc., which is now one of our largest customers, and with AT&T Corp. and Sprint Corporation. Once the contracts assigned to us expire, we may not be able to maintain the same volume of business with these new customers as we have historically enjoyed with COMSAT. If we are not able to maintain the same volume of business with these new customers, it could have a significant negative impact on our revenue and profitability.

      Most of our customers are telecommunications companies, and the telecommunications sector has recently been experiencing a downturn. To the extent the credit quality of our customers who are telecommunications carriers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results. In addition, our expected future revenue from customers who are experiencing financial difficulties may be at risk.

      For example, WorldCom, Inc. and Teleglobe Inc. are customers of ours that have been experiencing financial difficulties, as has our Brazilian customer described below. Upon the closing of the transaction with COMSAT described above, WorldCom, Inc. became one of our largest customers. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers before the closing of the COMSAT transaction was approximately $5.4 million for the nine months ended September 30, 2002 and approximately $7.3 million for the year ended December 31, 2001. WorldCom, Inc. and its affiliates, as direct customers, accounted for approximately 0.7% of our telecommunications revenue for the nine months ended September 30, 2002 and approximately 0.7% of our telecommunications revenue for the year ended December 31, 2001. We understand from Lockheed Martin Corporation, COMSAT’s parent company, that WorldCom, Inc. accounted for approximately $60 million of COMSAT’s revenue from the sale of our capacity in 2001 and for approximately $91.4 million, or 30%, of COMSAT’s backlog as of September 30, 2002 for the sale of our capacity. The loss of WorldCom, Inc. as a customer would reduce our revenue and could materially adversely affect our business.

      On May 15, 2002, one of our largest customers, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. Teleglobe Inc. and its affiliates accounted for approximately 4% of our 2001 telecommunications revenue. Telecommunications revenue generated from Teleglobe Inc. and its affiliates was approximately $28.0 million in 1999, $41.7 million in 2000 and $47.8 million in 2001. Our revenue and profitability would be negatively impacted if Teleglobe Inc.’s financial difficulties result in the loss of Teleglobe Inc. as a customer. We have continued to provide services to Teleglobe Inc. for which we have been paid weekly in advance since May 16, 2002, but we expect that the level of services we provide to Teleglobe Inc. in the future will be significantly reduced.

      On August 21, 2002, our subsidiary Intelsat Global Sales & Marketing Ltd., referred to in this prospectus as Intelsat Global Sales, entered into a share purchase agreement with Teleglobe Inc. The closing of the share purchase transaction occurred on September 20, 2002. In connection with the share purchase transaction, Intelsat Global Sales agreed to terminate some of Teleglobe Inc.’s and its affiliates’ service orders with us. These terminated service orders represented approximately $47.4 million, or 1%, of our contracted backlog as of the closing date of the share purchase transaction. As of September 30, 2002, we had contracted backlog with Teleglobe Inc. and its affiliates valued at approximately $134.8 million. We believe that the reduction in our backlog due to the termination of service orders pursuant to the share purchase transaction will have a negative impact on our profitability. In addition, our revenue and profitability would be negatively impacted if Teleglobe Inc.’s financial difficulties result in a further reduction in our backlog.

      One of our Brazilian customers has been experiencing financial difficulties. This customer is not current on approximately $7.6 million owed to us, and we have not been recognizing revenue from the customer except when cash is received. Thus, the amounts owed to us are not included in our accounts receivable. If this customer’s poor payment history continues, our contracted backlog with the customer may be at risk. As of September 30, 2002, this customer accounted for approximately $204.5 million of our backlog. Any reduction in this backlog would negatively impact our revenue and profitability.

We may not be able to implement our plan for expanding and enhancing our network infrastructure and service offerings to provide integrated global connectivity services and value-added communications services.

      We plan to expand and enhance our network infrastructure and service offerings to provide integrated global connectivity services and value-added communications services to our customers. However, we may not be able to implement this strategy successfully, which may prevent us from achieving our overall strategic goals.

      Part of our strategy of enhancing our business offerings depends upon our ability to develop value-added, point-to-multipoint satellite services. Because other global satellite operators have competitive advantages in the video broadcast market, which is a key segment of the point-to-multipoint services market, we may not be successful in implementing this part of our strategy. We may also have difficulties in obtaining the regulatory approvals or, if we have other unanticipated capital expenditures and require additional capital, the financing needed to deploy new infrastructure to enhance our network. We may not be successful in implementing other facets of this business strategy, including developing our business by expanding our customer base and successfully introducing our global connectivity services. Failure to implement any of our business strategies may limit or undermine our ability to achieve our overall business plan. Any such failure could have a material adverse effect on our growth potential and increase our exposure to competition from large satellite operators and other telecommunications services providers.

We may not be able to enter into strategic transactions or integrate new businesses successfully into our business, which may prevent us from implementing our current strategies to grow our business.

      Our ability to complete strategic transactions is central to the successful implementation of our business strategies. We may not be able to enter into strategic transactions or to integrate new businesses successfully into our business, which may prevent or significantly delay us from implementing our current strategies to grow our business. Due to restrictions on the business of our predecessor, the IGO, we have not had the same opportunities that many of our competitors have had to develop video communities or ground network infrastructure, or to provide integrated or value-added communications services. Acquisitions, joint ventures, partnerships or similar transactions may enable us to meet our strategic goals more quickly than otherwise would be possible based on our own internal growth, to mitigate new market entry risk and to broaden our customer base.

      Our ability to engage in strategic transactions depends in the first instance on our ability to identify suitable transactions and partners. In addition, we may not be able to complete any strategic transaction that we identify. Successful completion of any transaction depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. Finally, we must be able to obtain the necessary financing for any strategic transaction, which we may be unable to do on the terms and within the timeframe that would permit a transaction to proceed. If any of these factors prevents us from completing strategic transactions to promote our business strategy, we may not be able to expand our business in the manner and on the schedule that we have planned.

      We may incur significant costs arising from our efforts to engage in strategic transactions. These costs may exceed the revenue that we realize from a given transaction. Moreover, these expenditures may not result in the successful completion of a transaction. Our management may be diverted from operating our business while completing, or trying to complete, a strategic transaction or while assimilating a new business, which may cause our existing business to suffer.

      Even if we do complete one or more strategic transactions, any such transaction may not provide the benefits we had anticipated. For example, we might lose key personnel from an acquired business or be unable to integrate successfully the personnel and operations of a new business. Moreover, we might fail to discover liabilities of a business or operating or other problems prior to completing a transaction. We could experience adverse accounting and financial consequences, such as the need to make large provisions against the acquired assets or to write down acquired assets. We might also experience a dilutive effect on our earnings.

      We may not be able to complete strategic transactions successfully in accordance with our business strategy, and any strategic transactions that we do complete may not promote our business strategy or may negatively affect the value of our business.

We may not be able to raise adequate capital to finance part or all of our currently planned business strategy or to respond to changes in technology, products or services or to the competitive environment.

      Implementation of our business strategy, including our plans to launch new satellites, to expand our business by introducing new sales channels and services and to enter into strategic transactions, will require a substantial outlay of capital. We expect our capital expenditures to total approximately $664.5 million in 2002, $409.9 million in 2003 and $387.9 million in 2004. Although we currently expect that substantially all of our capital requirements will be funded by operating cash flows, we may need to raise capital from external sources, including from the capital markets, to finance these activities or currently unplanned strategic transactions. Absent such transactions, we currently estimate that we will not need external funding to execute our business plan other than for working capital.

      The availability of external financing depends on a number of factors, including general economic and market conditions, investor perception of our industry and the individual appeal of our business to investors. We expect that the global satellite communications market will continue to grow and at the same time that there will be significant competition for opportunities and capital resources. Many of our competitors are committing substantial capital and, in some instances, forming alliances to strengthen their market positions. We do not know how successfully we will be able to compete with other businesses in our industry for available external financing. The actual amount of funds necessary to implement our business strategy may exceed our current estimates, and we may be unable to raise the full amount of capital that we need. We may also need to raise funding in connection with the completion of any strategic transaction. Depending on how much financing we obtain in the form of borrowings, we could experience ratings downgrades that could increase the cost of such financings or make such capital unavailable to us.

      If we are unable to obtain funding from external sources, we may not have sufficient capital to finance fully our current business strategies and may have to forego some elements of these strategies. For example, we may be prevented from completing a strategic acquisition that is important to our business plan.

Our business, including the operation of our satellites, may be vulnerable to acts of terrorism.

      Our network may be vulnerable to acts of terrorism. If the facilities we use for operating our satellite fleet and managing the communications services that we provide to our customers become disabled, it would be necessary for us to move personnel to our back-up facility, which is unmanned, in order to control our satellites and continue providing service to our customers. We may not be able to avoid interruption of service if the facilities we use to operate our system are disabled by a terrorist attack. In addition, acts of terrorism could occur that might temporarily or permanently disable our system from operating altogether. Any acts of terrorism that substantially or totally disable our system would cause a loss of revenue, reducing our profitability, and would result in the recognition of a loss for any uninsured assets that are substantially or totally disabled.

We are subject to risks due to the unique international nature of our operations.

      We provide communications services in over 200 countries and territories, and we believe that this distinguishes us from our competitors. Accordingly, we may be subject to greater risks than our competitors as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide service. If we ever need to pursue legal remedies against our customers or our business partners located outside of Bermuda, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them.

      Most of our customers are required to pay for our services in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. In addition, our non-U.S. customers may have difficulty obtaining or exporting U.S. currency due to currency exchange controls. For example, because of the current uncertainty in the Argentine economy, the Argentine government from time to time imposes restrictions on the remittance of payments abroad, which may put some of our backlog represented by contracts with Argentine customers at risk.

Risk Factors Relating to Our Privatization

The amendments to the INTELSAT Agreement necessary to enable the IGO to privatize have not been formally ratified and are being provisionally applied pending ratification.

      The INTELSAT Agreement, the international treaty that formally created the IGO, was required to be amended in order for the IGO to privatize. Formal ratification of the amendments to the INTELSAT Agreement has not yet occurred. Until these amendments are formally ratified, there is a risk that the legal validity of our privatization could be challenged.

      Formal entry into force of the amendments to the INTELSAT Agreement requires approval by the IGO’s Assembly of Parties, a governing body of the IGO, which has been obtained. It also requires formal ratification by the IGO’s member states, referred to as the Parties. Formal ratification of the amendments by a Party is carried out in accordance with the domestic laws of that Party. In many cases, this process requires legislative or comparable action by the applicable governmental body and may be lengthy. Because the ratification process was expected to be lengthy and the Assembly of Parties wanted to proceed with the IGO’s privatization, the Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments to the INTELSAT Agreement with effect from July 18, 2001, pending formal entry into force of these amendments. Provisional application is an accepted principle of international law permitting rapid implementation of a treaty or other intergovernmental agreement pending its formal ratification.

      Until the amendments to the INTELSAT Agreement are formally ratified, there is a risk that a Party or another person or entity might attempt to challenge the provisional application of the amendments. Based on legal opinions that we received in connection with our privatization and the offering of the original notes and based on prior use of the principle of provisional application in international law, we believe that provisional application is a legally valid and sustainable method of implementing our privatization pending formal ratification of the amendments. Nevertheless, if a challenge were to occur, a tribunal could determine that the principle of provisional application was not a legally valid method of implementing our privatization. If it was determined by a tribunal that provisional application was not legally valid, we believe that the tribunal would uphold the privatization on other legal grounds, including that the Assembly of Parties, acting within its authority, validly authorized the transfer of the IGO’s assets to us. However, we cannot be certain that a tribunal would either uphold provisional application or uphold our privatization on other legal grounds.

      If a tribunal did not uphold the provisional application of the amendments to the INTELSAT Agreement, we believe, based on legal opinions that we have received as well as the provisions of the INTELSAT Agreement, that the only remedy available in the event of such a challenge would be for a challenging Party to withdraw from the IGO, which is referred to as ITSO post-privatization. In this event, we believe that the withdrawing Party might be entitled to some portion of the assets of ITSO at the time of withdrawal but would not be entitled to any portion of our assets. However, we cannot be certain that a successful challenge to provisional application would not have a material adverse effect on our business overall.

We believe that our business may have realized certain advantages as a result of being operated by the IGO. Our business no longer enjoys these advantages following the privatization.

      Prior to July 18, 2001, our business was operated by the IGO. We believe that our business may have realized advantages as a result of being operated by the IGO. The loss of these advantages upon our privatization may adversely affect our business.

      The IGO’s owners held investment share in the IGO and were also the IGO’s principal customers. Because the IGO’s owners received investment share in the IGO based on their percentage use of the IGO’s satellite system, many of our customers had an incentive to use the IGO’s system. As a result, being operated as an IGO may have provided a competitive advantage to our business. Because our customers’ ownership of our ordinary shares is no longer connected to their use of our system, our customers may increase their use of the systems of other telecommunications service providers.

      As a public intergovernmental organization, the IGO also enjoyed privileges, exemptions and immunities when operating in many of its member states, including the United States. The privileges, exemptions and immunities enjoyed by the IGO included immunity from government regulation and from competition laws, as well as tax exemptions. In addition, in many of the IGO’s member states, officers and employees of the IGO had immunity from suit and legal process relating to acts performed by them in their official capacity. Our business benefited from these privileges, immunities and exemptions and, following our privatization on July 18, 2001, we are no longer entitled to these benefits.

      In addition to the loss of these advantages as a result of our privatization, we no longer enjoy the financial backing of holders of investment share in the IGO, which virtually ensured the IGO’s ability to access the capital markets. The IGO also acted as trustee of its owners’ investment share, which served as collateral for telecommunications services fees owed to us by these owners. We no longer have the benefit of this collateral. We have been operating our business as a private company for a limited period of time, and the results of our operations during that period are not sufficient to determine whether our business has been adversely affected by the loss of advantages that it enjoyed when it was operated by the IGO.

Some provisions of the service agreements we entered into with customers as part of our privatization are unfavorable to us.

      In connection with our privatization, we entered into various contractual arrangements with our customers that contain provisions that are unfavorable to us. These contractual arrangements may limit our flexibility in marketing our services and introducing new service offerings.

      We have agreed to provide most favored customer, or MFC, protection for the customer service commitments that were transferred from the IGO to our Intelsat Global Sales subsidiary pursuant to novation agreements. If we offer another customer a price on substantially identical satellite services that is more than 5% lower than the price the customer with MFC protection is currently paying for those services, then we are required to offer that lower price to the customer with MFC protection. Satellite services are considered to be substantially identical if they have the same or comparable nine contract parameters, including service term and bandwidth. Most of the outstanding customer commitments represented in our September 30, 2002 backlog are covered by novation agreements and therefore are entitled to MFC protection. MFC protection continues for up to five years after July 18, 2001. Accordingly, the MFC protection provision restricts our ability to set prices freely over the five-year period starting July 18, 2001 and may inhibit us from reducing the prices that we charge to our customers. This limitation could materially adversely affect our ability to respond to competition in a particular geographic or service area.

      We have also agreed to provide price protection for some of our customers, primarily those from low income or low teledensity countries, pursuant to lifeline connectivity obligation, or LCO, contracts. These customers have elected to have LCO protection instead of MFC protection with respect to particular service commitments. LCO protection provides a customer the right to renew a covered service commitment at a price no higher than the price charged for that service on the privatization date. In some circumstances, we may be required by an LCO contract to reduce our prices for a covered service commitment. LCO protection can continue until July 18, 2013. Until LCO protection expires, it may adversely affect our revenue.

      We also agreed to enter into non-exclusive service distribution agreements, referred to as the Distribution Agreements, with our customers who wanted to be authorized distributors of services ordered from us after privatization. The Distribution Agreements place conditions on our ability to engage in some types of retail activities during the initial five-year term of the agreements. These retail business restrictions could hinder or delay our ability to provide new types of services to our customers, to pursue strategic transactions or to implement our other business strategies. The Distribution Agreements also contain a non-discriminatory treatment provision that requires us to treat all of our similarly situated distributors in a non-discriminatory fashion with respect to our services. Accordingly, the Distribution Agreements restrict our ability to offer services to our customers at different prices or according to different terms and conditions. Because customers have the option of renewing the initial five-year term of the Distribution Agreement for another five years, we may be subject to these restrictions for up to ten years after July 18, 2001.

      Because the contractual restrictions described above limit our flexibility in the operation of our business and the execution of our business strategy, they could have a material adverse effect on our ability to compete effectively and to implement our business strategies, as described above.

Risk Factors Relating to Our Industry

We experience competition from other satellite operators, as well as from ground-based telecommunications services providers. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned.

      We are a global operator in the fixed satellite services sector of the satellite industry. Fixed satellite services includes point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. We compete against other global and regional satellite operators and, as described further in the next risk factor, against suppliers of ground-based communications capacity. Some of these competitors may have greater financial resources than we do. In addition, if the consolidation trend in the fixed satellite services sector discussed below continues, some of these competitors in the future may have more satellite capacity than we have.

      The fixed satellite services sector is subject to the following major competitive trends: consolidation, the increasing availability of satellite capacity and competition from other forms of communications technology, such as fiber optic cable. These trends are contributing to reduced growth rates in the fixed satellite services sector, which is currently experiencing modest growth. In addition, the increasing availability of satellite capacity and capacity from other forms of communications technology is creating an excess supply of telecommunications capacity that may result in a decrease in the prices we are able to charge for our services under new service contracts and therefore may negatively affect our profitability.

      We face challenges to our business apart from the industry trends noted above that our competitors may not face. A significant portion of our revenue derives from transoceanic point-to-point traffic for carriers, the thick route segment of which is eroding as a result of the migration of satellite customers to fiber optic cable. The loss of customers to fiber optic cable will adversely affect our revenue unless we are able to shift our services to medium and thin routes and to expand our service offerings. Some of our competitors in the fixed satellite services sector have product mixes that are less dependent on point-to-point connectivity for carriers than our current product mix. We will need to expand our service offerings to offer integrated satellite/ fiber services and value-added communications services and to expand our customer base in point-to-multipoint services, such as video, in order to sustain our business. However, we currently have only a small share of the video broadcast services market as compared to some of our competitors, and we may not be able to increase our share of this market. If we continue to experience the erosion of our point-to-point services business and at the same time fail to capture sufficient growth in the point-to-multipoint market or fail to increase our revenue by offering integrated or value-added communications services, our business could further shrink and our future revenue and profitability could be materially adversely affected.

      Developing terrestrial facilities so that we may provide integrated and value-added communications services to our customers is an important part of our business strategy. Other satellite operators may have a competitive advantage over us in that they have had the opportunity to develop terrestrial facilities. Due to restrictions on our activities as the IGO prior to our privatization, we have not had the same opportunity and have only recently begun acquiring terrestrial facilities. We may not be able to develop the required facilities or provide integrated and value-added communications services to our customers on terms or within timeframes that will enable us to be competitive.

      As discussed in a prior risk factor, we are also subject to contractual restrictions on our ability to set prices for our services that may not be applicable to our competitors. As a result, we may be limited in our ability to compete with other satellite operators by reducing or increasing our prices in selected geographic or service areas.

      Failure to compete effectively within the satellite industry or failure to implement our business strategy while maintaining our existing business would result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which would restrict our access to the capital markets.

Fiber optic cable competes directly with point-to-point satellite services on thick routes. As a result, we are experiencing some erosion of our point-to-point services revenue due to the migration of some of our customers to fiber optic cable.

      Fiber optic cable competes directly with point-to-point satellite services on thick routes. Since fiber optic cable capacity is available at substantially lower prices than satellite capacity for the same routes, the competition from fiber optic cable has resulted in a migration of our point-to-point customers from satellite to fiber optic cable in the thick route segment. As a result, we have experienced an erosion in our revenue from point-to-point services. We expect this trend to continue in the near term.

      Our plan to address this erosion includes introducing integrated satellite/ fiber services, as well as providing point-to-point services in areas of the world where fiber optic cable does not yet exist and in areas for which fiber optic cable is believed to be unsuitable. Our strategy also includes expanding our point-to-multipoint service offerings. However, we may not be able to expand our point-to-multipoint services business as planned. We also may not be able to further penetrate the point-to-point services market in the regions we are targeting or to successfully introduce integrated services. Moreover, successful expansion of our point-to-multipoint services business or successful development of integrated services may not compensate us for the erosion of our point-to-point services business. If our plan for addressing the erosion of our point-to-point services business fails, this failure could result in the loss of a material portion of our revenue and a reduction in our profitability.

Our future success depends in part on the continued growth in the use of the Internet.

      The provision of satellite capacity for Internet backbone connectivity accounted for approximately 16% of our 2001 revenue. In addition, our business strategy includes the development of new Internet and Internet-compatible services, such as our Internet Trunking service, which is an end-to-end, Intelsat-managed service for satellite-based connectivity to the Internet backbone. The success of our new Internet-related service offerings will depend in part on the continued growth and development of the Internet and on continued and increasing demand for Internet services, particularly in the developing markets that we are targeting as part of our Internet business strategy. At this time, it is uncertain whether demand for Internet services will continue to grow. Use of the Internet may decline or may not continue to grow as rapidly as it has in recent years, or the Internet may not prove to be a viable commercial marketplace. In addition, we may fail to develop and deliver the Internet services demanded by the market. Any of these outcomes could result in the loss of a portion of our existing revenue and profits as well as a reduction in the expected revenue growth associated with new Internet and Internet-related services.

The market for satellite services, including integrated services, may stop growing or may shrink and therefore we may not be able to attract new customers or retain our existing customers.

      The market for satellite transmission services may stop growing or may shrink. The development of competitive new technologies, such as fiber optic cable, is adversely affecting the point-to-point segment of the satellite market, which has historically represented the largest component of our revenue. New technologies could also adversely affect other segments of the market, including the market for integrated and value-added services that combine or are supported by satellite and terrestrial communications components. In addition, developments that we expect to support the growth of the satellite services industry, such as the continued growth of the Internet, may fail to materialize or may not occur in the manner we anticipate.

      Because the market for satellite services may stop growing or may shrink, we may not be able to attract customers for the global connectivity services we intend to provide as part of our strategy to expand our business. In addition, reduced growth in the satellite services market may adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our revenue and profitability, as well as on the value of our business. In addition, there would be a substantial negative impact on our credit ratings and our ability to access the capital markets.

Risk Factors Relating to Regulation

Successful deployment of our satellites depends upon our ability to obtain final regulatory authorization to operate our satellites at certain locations. If we do not obtain all of the final authorizations necessary to complete our satellite deployment plans on schedule, we will not be able to implement our business strategy and expand our operations as we currently plan.

      The operation of our existing and currently planned satellites is regulated by the U.S. Federal Communications Commission, referred to as the FCC. We have obtained conditional authorization from the FCC to operate our existing satellites and to construct, launch and operate our planned additional satellites. Our ability to successfully deploy our satellites according to our plans depends on our ability to obtain final authorization from the FCC in connection with our existing and planned satellites. Final FCC authorization for our satellites is conditioned on our compliance with the initial public offering requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act, known as the ORBIT Act, described in the risk factor below. If we do not obtain final FCC authorization for our existing satellites and for the construction, launch and operation of our future planned satellites, we would not be able to operate our satellites unless we obtained authorization from another licensing jurisdiction and therefore may not be able to continue as a going concern.

      The FCC reserves the right to require a satellite to be relocated to a different orbital location if it determines that relocation is in the public interest. In addition, if we do not place a satellite into service in a designated orbital location by the deadline set by the FCC, our rights to this orbital location could expire or be revoked by the FCC. The satellites in our fleet receive and transmit signals using two portions of the electromagnetic spectrum, called the C-band and the Ku-band. The C-band refers to a range of frequencies in this spectrum from approximately 3,625 MHz to 6,425 MHz, and the Ku-band refers to frequencies from approximately 10,950 MHz to 14,500 MHz. If we lose our rights to any of our current 22 C- and Ku-band orbital locations, the location would be returned to the International Telecommunication Union and would become available for use by another satellite operator. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our C-band or Ku-band orbital locations could significantly affect our plans and our ability to implement our business strategy. Loss of an orbital location could cause us to lose the revenue from services located at that orbital location to the extent such services cannot be provided by satellites at other orbital locations.

We may not be able to complete an initial public offering on the terms or schedule that meet the requirements of the ORBIT Act. Failure to comply with the ORBIT Act could limit the types of services we are permitted to provide to U.S. customers.

      Under the ORBIT Act, we are required to make an initial public offering of equity securities by no later than December 31, 2003 that “substantially dilutes” the ownership interest in our company held by the IGO’s former Signatories, which were its primary owners. Pursuant to its authority under the ORBIT Act, the FCC will review our initial public offering and make a determination as to whether it complies with the requirements of the ORBIT Act.

      The ORBIT Act’s criteria for our initial public offering are subject to interpretation by the FCC, and we cannot be certain how the FCC will interpret these criteria. For example, the ORBIT Act does not provide the FCC with any specific guidance of what would constitute a “substantial dilution”, and therefore we cannot be certain of what level of dilution the FCC will deem sufficiently substantial.

      The ORBIT Act sets a deadline for our initial public offering of December 31, 2003. This deadline was recently extended from the prior deadline for our initial public offering of December 31, 2002, pursuant to an amendment to the ORBIT Act enacted on October 1, 2002. The current December 31, 2003 deadline may be extended to June 30, 2004 by the FCC. Because of the deadline imposed by the ORBIT Act, we may be required to conduct our initial public offering at a time when market conditions for the offering are unfavorable.

      Even if we complete our initial public equity offering prior to the ORBIT Act’s deadline, the FCC may determine after completion of the offering that it has not resulted in a “substantial dilution” of the former Signatories’ ownership in our company, or that the initial public offering has failed to comply with the requirements of the ORBIT Act in some other way. If the FCC determines that we have failed to conduct our initial public offering with the results and by the time required by the ORBIT Act, the ORBIT Act directs the FCC to impose limitations on or deny our applications for satellite licenses and for the renewal thereof. The FCC could also restrict our ability to provide “non-core services” to customers in the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. Accordingly, we could be prevented from providing services such as Internet access, high-speed data transmission and video services to our U.S. customers. If we were prevented from providing these services, it would have a significant impact on our revenue and the value of our business. In 2001, revenue derived from our provision of services to the U.S. market that we believe would be characterized as “non-core services” for the purposes of the ORBIT Act were approximately $128.4 million. We would also be unable to implement important aspects of our business strategy, including our strategy to expand our customer base for Internet and video applications. Finally, we may not obtain the final FCC authorization for our existing satellites, as described in the preceding risk factor.

The results of any International Telecommunication Union coordination process may interfere with our use of orbital locations for our future satellites or prevent us from operating satellites in those orbital locations as contemplated by our business plan. Also, our rights to orbital locations may change or expire.

      We are required to coordinate the use of our satellites at particular orbital locations through the International Telecommunication Union coordination process in order to prevent interference between our satellite system and other existing or planned satellite systems. The coordination process may result in modifications of our proposed coverage areas or satellite deployment plans. We may be required to accept modifications that significantly restrict our use of a particular orbital location, possibly to the extent that our use of the orbital location would no longer be financially viable. Moreover, the coordination of our future satellites may not be successful and may not allow us to operate our satellites in accordance with our desired satellite deployment plans.

      In accordance with the Radio Regulations of the International Telecommunication Union, the FCC has reserved on our behalf rights to 22 C-band and Ku-band orbital locations. Our in-orbit satellites do not currently occupy all of these orbital locations. If we are unable to place satellites into currently unused orbital locations by specified deadlines imposed by the FCC, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. As noted above, we cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our C-band or Ku-band orbital locations could significantly affect our plans and impact our ability to implement our business strategy. Such a loss could therefore have a material adverse effect on our revenue and profitability, as well as on the value of our business.

      The Radiocommunications Agency of the U.K.’s Department of Trade and Industry has reserved on our behalf the rights to nine Ka-band orbital locations. We currently do not have any Ka-band satellites, and therefore we are not currently utilizing any of these orbital locations. Under the Radio Regulations of the International Telecommunication Union, which the Radiocommunications Agency applies to satellite operators subject to its jurisdiction, we must use these orbital locations by specified deadlines or we will lose our rights to them. We are required to use eight of our Ka-band orbital locations by 2005. If we do not deploy any Ka-band satellites by that time, we may lose our rights to these eight Ka-band orbital locations. We filed for our ninth Ka-band location in August 2001 and must occupy this location by 2006. We have not at this time entered into any contracts for the manufacture of a Ka-band satellite. We may decide not to deploy any Ka-band satellites at all. Even if we do decide to deploy one or more Ka-band satellites, we may not be able to manufacture and launch any of them before the expiration of our rights to the Ka-band orbital locations. If we lose our rights to these Ka-band orbital locations, the locations would then become available for other satellite operators to use.

We are subject to regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes in those countries.

      The telecommunications industry is highly regulated, and, in connection with operating our business, we need to obtain various local, national and international regulatory approvals from time to time. If we cannot comply with the laws and regulations that apply to us, we will lose our revenue from services provided to the countries and territories covered by these laws and regulations.

      Before privatization, our operations were limited primarily to providing wholesale satellite capacity to our customers, and we did not provide any ground network uplinks, downlinks or other value-added services. Pursuant to our business strategy, we are expanding our operations to provide these services for some of our customers. As we expand our operations in these areas, we become subject to additional regulatory requirements. If we cannot obtain the regulatory approvals needed to provide new services to our customers and to engage in these operations, we may not be able to implement important elements of our business strategy. If we experience difficulty or delay in obtaining these approvals, we may not be able to implement our business strategy according to our current schedule. If we are not able to expand into new services and operations, or are significantly delayed in doing so, the revenue associated with these new services will also be delayed or may not be realized at all.

      We also need to maintain our existing regulatory approvals, and from time to time obtain new regulatory approvals, in connection with the satellite services that we currently provide to our customers. We are subject to the regulatory and licensing requirements of each of the countries in which we provide our services, as well as to certain international regulatory regimes. For example, we are subject to and need to comply with:

•	the laws and regulations administered by the FCC;

•	other U.S. laws and regulations, including U.S. export control laws and U.S. sanctions regulations;

•	regulation by the Bermuda Monetary Authority and the Bermuda Minister of Finance and other Bermuda laws and regulations;

•	regulation by the Radiocommunications Agency of the U.K.’s Department of Trade and Industry;

•	the economic sanctions imposed by the United Nations;

•	the International Telecommunication Union coordination process; and

•	the laws and regulations of the over 200 countries and territories in which we provide our services.

      Obtaining and maintaining these approvals can involve significant time and expense. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers. In addition, the laws and regulations to which we are subject could change at any time. The countries, territories and institutions that regulate us could adopt new laws, policies or regulations or change their interpretation of existing laws, policies or regulations at any time. Any of these changes could make it more difficult for us to obtain or maintain our regulatory approvals or could cause our existing authorizations to be revoked or terminated. If we fail to obtain regulatory authorizations important to our current business or our business strategy, this failure would likely result in decreased revenue, increased costs, a decline in our profitability and a reduction in the value of our business.

If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws of the United States, we may be unable to export technical information or equipment that we are required to provide to non-U.S. persons and companies under our contracts, including our satellite construction and launch contracts. Failure to obtain authorizations under the U.S. export control laws or revocation of any of these authorizations could have a material adverse effect on our business.

      As a company with subsidiaries located in the United States, we are required to comply with U.S. export control laws in the operation of our business. If we do not maintain our existing authorizations or obtain necessary future authorizations under these export control laws, we may be unable to export technical information or equipment as required under our satellite construction, launch and insurance contracts.

      Satellites and related equipment, as well as technical information relating to satellites, are regulated under U.S. export control laws as defense items. Many of our current contracts for the manufacture, launch, operation and insurance of our satellites require the export of satellite hardware or technical information to locations outside of the United States or to non-U.S. persons or companies. U.S. export control laws require that we obtain a license from the U.S. Department of State’s Office of Defense Trade Controls in order to export any satellites or related equipment or technical information to non-U.S. persons or to locations outside of the United States. We also have to obtain licenses from the U.S. Department of Commerce’s Bureau of Industry and Security, formerly the Bureau of Export Administration, in connection with the export of some of the equipment relating to our satellite network. We have obtained the licenses we currently need in order to export the equipment and information required by our contracts and by our current operations, but these licenses could be revoked. In addition, we may not be able to obtain the licenses we may require in the future. If we cannot obtain these licenses in the future, or if any of the licenses already granted to us are revoked, it could have a significant negative impact on our ability to acquire new satellites, launch new satellites, insure our satellites or operate the satellites in our network, all of which would have a material adverse effect on our revenue and profitability. It would also increase our risk, as insurance may be unavailable to us.

      We have many non-U.S. national employees. Access to technical information relating to our satellites by these non-U.S. national employees is also regulated by U.S. export control laws. We have obtained export authorization from the Office of Defense Trade Controls to allow all necessary non-U.S. national employees to have access to our technical information that is subject to U.S. export control laws. However, this authorization could be revoked for cause, which could prevent us from obtaining a new authorization in the future. In addition, the authorization requires us to maintain certain internal controls relating to this technical information. If we do not properly manage our internal compliance or if any of our employees violates applicable laws or regulations, it could expose us to civil and criminal liability.

      In addition, because we conduct management activities from Bermuda, our U.S. suppliers must comply with U.S. export control laws in connection with their export of satellites and related equipment and technical information to us. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain needed authorizations from the Office of Defense Trade Controls or the Bureau of Industry and Security.

Risk Factors Relating to the Notes

We are dependent on distributions from our subsidiaries to make payments on the notes. The notes will be effectively subordinated to all existing and future liabilities and other obligations of Intelsat, Ltd.’s subsidiaries and will be effectively subordinated to any and all of Intelsat, Ltd.’s future indebtedness that is secured.

      Intelsat, Ltd. is a holding company and therefore depends on dividends, distributions and other payments from its subsidiaries to fund all payments on its debt obligations, including its obligations to make payments on the notes. Intelsat, Ltd.’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the public indebtedness of Intelsat, Ltd. or to make any funds available to Intelsat, Ltd. to do so. Intelsat, Ltd.’s subsidiaries may in the future become parties to credit agreements that contain various financial and operating covenants that restrict the payment of dividends or other distributions. Moreover, Intelsat, Ltd.’s right to participate in a distribution of assets of any of its subsidiaries, whether in liquidation, reorganization or otherwise, will be subject to the prior claims of the creditors of that subsidiary. The ability of holders of the notes to benefit from distributions of assets from Intelsat, Ltd.’s subsidiaries will also be subject to those prior claims. This means that if any subsidiary of

Intelsat, Ltd. becomes bankrupt or insolvent its assets would be used to satisfy its own liabilities and obligations before Intelsat, Ltd. could use those assets to make payment on its liabilities and obligations, including the notes. Consequently, the notes will be effectively subordinated to all existing and future liabilities and obligations of Intelsat, Ltd.’s subsidiaries. To the extent that Intelsat, Ltd. is a creditor of a subsidiary, its claims would be effectively subordinated to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Intelsat, Ltd. The notes will also be subordinated to any of Intelsat, Ltd.’s future indebtedness that is secured by Intelsat, Ltd.’s assets or property to the extent of such assets or property.

If you do not elect to exchange your original notes for new notes, you will hold securities that are not registered and that contain restrictions on transfer.

      The original notes that are not tendered and exchanged will remain restricted securities. If the exchange offer is completed, we will not be required to register any remaining original notes. That means that if you wish to offer, sell, pledge or otherwise transfer your original notes at some future time, they may be offered, sold, pledged or transferred only if an exemption from registration under the Securities Act of 1933 is available or, outside the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act of 1933. Any remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption from registration.

      To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for remaining original notes could be adversely affected.

There has not been, and may not be, a public market for the notes.

      The notes are a new issue of securities for which there is currently no market. We cannot guarantee the future development of a market for the notes or the ability of holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. If the notes are traded after their initial issuance, they may trade at a discount from the initial offering price of the original notes, depending upon prevailing interest rates, the market for similar securities and other factors. Lehman Brothers Inc. and Salomon Smith Barney Inc., the initial purchasers of the original notes, have informed us that, subject to applicable laws and regulations, they currently intend to make a market in the notes. However, the initial purchasers are not obligated to do so, and any market making by them may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the notes or, if a market develops, whether it will continue. We do not intend to apply for listing of the notes on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system.

Because we are incorporated under the laws of Bermuda, it may be difficult for you to enforce judgments against us or our directors and officers.

      Many of our directors and officers reside outside the United States and some of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on the civil liability provisions of the U.S. Federal securities laws. We have been advised by Conyers Dill & Pearman, our special Bermuda legal counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. Federal securities laws obtained in actions against us or our directors or officers. In addition, there is doubt as to whether the courts of Bermuda would enforce original actions brought in Bermuda against us or our directors or officers based solely upon the U.S. Federal securities laws.

FORWARD-LOOKING STATEMENTS

      This prospectus contains statements that constitute forward-looking information. Investors are cautioned that these forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from the forward-looking statements as a result of various factors. You should not rely on forward-looking statements in this prospectus. You can usually identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” or “continue” or with the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our intention to maintain our solid financial position by implementing our strategies; our belief that industry trends will contribute to the growth of data traffic from which we benefit; our belief that demand for value-added and integrated communications services requiring both satellite and terrestrial components is increasing; our belief that our customer base provides us with a competitive advantage in local markets around the world; our belief that our customers require integrated and managed services best addressed by a hybrid network that combines space and terrestrial infrastructure; our ability to sustain and build upon our leadership position in the fixed satellite services sector; our ability to leverage our relationships with our diverse customers to accelerate the introduction of new services; our intention to expand and continue to update our satellite fleet with more powerful satellites featuring enhanced communications technologies and greater landmass coverage; our ability to introduce integrated global connectivity services and value-added communications services; our belief that we can use strategic transactions to improve our competitive position; our expected capital expenditures in 2002, 2003 and 2004; our ability to build broadcast communities for video services in newly emerging markets; our belief that there will be continued growth in demand for fixed satellite services; our belief that deregulation will present additional opportunities for us; and the growth in the fixed satellite services sector projected by Euroconsult. In addition to the occurrence of any of the risks described in “Risk Factors”, other factors that may cause results or developments to differ materially from the forward-looking statements include, but are not limited to:

•	the quality and price of similar or comparable communications services offered or to be offered by our competitors;

•	financial community and rating agency perceptions of our business, operations and financial condition and the industry in which we operate;

•	political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

•	other risks and uncertainties inherent in the telecommunications business in general and the satellite telecommunications business in particular.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur. See “Risk Factors” for more information on the risks and uncertainties that may impact our business.

CREATION OF INTELSAT, LTD.

Our History

      We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO. The IGO was a public intergovernmental organization created on an interim basis by its initial member states in 1964 in order to establish and operate a global satellite system that would provide, on a commercial basis, the space segment required for international public telecommunications services. These services were to be available on a global and non-discriminatory basis. The IGO was formally established in February 1973 upon entry into force of an intergovernmental agreement.

      Immediately before the privatization, the IGO had 148 member states, known as the Parties. The Parties designated certain entities, known as the Signatories, to market and use the IGO’s communications system within their territories and to hold an investment share in the IGO. Signatories were either private telecommunications entities or governmental agencies of the applicable Party’s country or territory. Some Signatories authorized certain other entities located within their territories that used the IGO’s satellite system, known as the Investing Entities, to invest in the IGO as well. Both Signatories and Investing Entities made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Signatories and Investing Entities were also the IGO’s principal customers. The Signatories and Investing Entities, who became our shareholders at privatization, accounted for approximately 89% of our revenue in 2001. Each Signatory’s and Investing Entity’s investment share in the IGO was based on its annual level of use of the IGO’s satellite system as compared to the use by other Signatories and Investing Entities.

      As a public intergovernmental organization, the IGO was exempt from various taxes and enjoyed privileges, exemptions and immunities in many of its member states. However, due to its status as an intergovernmental organization, the IGO’s business was subject to certain operating restrictions. The IGO could not own or operate its own earth stations or provide retail services directly to end users in certain countries. It also could not set market-based pricing for its services or engage in business relationships with non-Signatories without first obtaining Signatory approval.

The Privatization

      Our management began contemplating privatization in the mid-1990s in order to be able to operate our business free of the restrictions described above and to better position us to be responsive to a number of commercial, competitive and regulatory forces. On November 30, 1998, as a precursor to the privatization, the IGO transferred a portion of its assets and liabilities to New Skies. The assets and liabilities transferred to New Skies consisted of five in-orbit satellites, an additional satellite under construction, a related launch contract, associated contracts for the provision of satellite capacity and other related assets and liabilities.

      After the New Skies transaction, upon our management’s recommendation, the IGO’s Assembly of Parties made the initial decision in October 1999 to transform the IGO into a private company. On November 17, 2000, the Assembly of Parties unanimously approved our management’s specific plan for our privatization and set the date of privatization for July 18, 2001. As a result, on July 18, 2001, substantially all of the assets and liabilities of the IGO were transferred to us and our subsidiaries.

      Although we no longer enjoy the privileges, exemptions and immunities associated with being an intergovernmental organization, we believe our privatization offers us significant competitive and commercial advantages. These advantages include:

•	the ability to enter into new markets previously restricted to us;

•	the ability to own and operate our own earth stations, to lease fiber and traffic termination points and to provide services to our customers beyond wholesale satellite capacity;

•	increased flexibility with respect to the pricing of our services;

•	greater separation of shareholder and customer interests and a smaller, fiduciary board of directors; and

•	the ability to seek financing in the public equity capital markets.

      In addition to providing us with the competitive and commercial advantages described above, our privatization also complied with the ORBIT Act, which entered into force in March 2000 and required us to privatize in order to maintain access to important sectors of the U.S. market. The ORBIT Act also requires that we conduct an initial public offering that “substantially dilutes” the aggregate ownership in our company of former Signatories of the IGO by no later than December 31, 2003, with a possible further extension of the deadline to June 30, 2004 by the FCC. See “Business — Regulation — Regulation by the FCC — The ORBIT Act” for a more detailed description of the ORBIT Act’s requirements relating to our initial public offering.

      The privatization required the amendment of the two formal agreements establishing the IGO. These two agreements are the Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT”, known as the INTELSAT Agreement, and the Operating Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT”, known as the Operating Agreement, which both entered into force in February 1973. Because amendments to the INTELSAT Agreement involve a lengthy ratification process, the IGO’s Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments on a consensus basis with effect from July 18, 2001, pending their formal ratification. See “Risk Factors” for a discussion of the risks associated with this decision.

      Formal entry into force of the amendments to the INTELSAT Agreement will occur 90 days after the depositary to the INTELSAT Agreement notifies all of the Parties that it has received formal notice of approval, acceptance or ratification of the amendments from the required number of Parties. At that time, the amendments will formally enter into force for all Parties that have not withdrawn from the IGO, including those that have not yet accepted, approved or ratified the amendments. The required approval can be obtained in one of two ways. First, two thirds of the Parties that were parties to the INTELSAT Agreement on November 17, 2000, the date on which the Assembly of Parties approved the amendments, must notify the depositary of their formal approval, provided that those Parties or the Signatories they designated to hold an investment share in the IGO held at least two thirds of the total investment share of the IGO as of that date. Alternatively, 85% of those Parties, regardless of the amount of investment share that was held by their designated Signatories, must notify the depositary of their formal approval. As of November 8, 2002, the depositary to the INTELSAT Agreement had received formal notice of ratification from 51 Parties, representing nearly 54% of the total investment share of the IGO as of November 17, 2000. We have received positive written indications from an additional 15 Parties representing approximately 8% of the total investment share. These Parties have indicated to us that they have completed the domestic requirements to ratify the amendments and that they will be notifying the depositary of their formal ratification in the near future.

      We believe that the way in which we privatized is legally valid and sustainable based on both provisional application and other legal grounds. This belief is based in part on prior use of the principle of provisional application in international law and on legal opinions we received in connection with our privatization and the offering of the original notes. For example, the General Agreement on Tariffs and Trade, referred to as the GATT, was applied on a provisional basis from 1947 until 1994, at which time the governments that had participated in the GATT formally signed the World Trade Organization Agreement. Similarly, amendments to a portion of the 1982 Convention on the Law of the Sea were provisionally applied pending their entry into force. The principle of provisional application was also applied in the privatization of the International Maritime Satellite Organization, referred to as Inmarsat, pending the formal ratification of the amendments to its governing treaty. The required percentage of the 83 parties to Inmarsat’s governing treaty formally ratified the amendments to the treaty implementing its privatization approximately three years after the date these amendments were approved. In light of the precedents of international agreements incorporating provisional measures over the last 50 years, we believe that the provisional application approach is recognized as legally valid under international law.

      In connection with our privatization, Professor James Crawford, Whewell Professor of International Law at the University of Cambridge, England, gave his opinion as to the legal effectiveness of the provisional application of the amendments to the INTELSAT Agreement. Professor Crawford has also provided Intelsat, Ltd. with an opinion in which he confirmed the conclusions of the opinion he provided in connection with the privatization. Specifically, Professor Crawford confirmed that provisional application of the amendments to the INTELSAT Agreement and the transfer of substantially all of the assets and liabilities of the IGO to Intelsat, Ltd. and its subsidiaries were valid and legally effective actions as a matter of public international law. Professor Crawford concluded that, because all of the Parties had sufficient notice of the terms of the proposed privatization and no Parties opposed it, the Assembly of Parties’ unanimous decision to privatize the IGO by provisionally applying the amendments to the INTELSAT Agreement as of July 18, 2001 was binding on all of the Parties, whether or not they were represented at the meeting at which the decision to privatize was made. Professor Crawford also stated in his opinion that if one of the Parties decided that it no longer agreed with the decision to provisionally apply the amendments to the INTELSAT Agreement, this action would have no retroactive effect on the validity or effectiveness of the privatization or the transfer of assets from the IGO to Intelsat, Ltd. and its subsidiaries. It is Professor Crawford’s opinion that a Party would not be successful in any attempt to reverse the process of privatization because its earlier consent to privatization on the basis of provisional application is legally effective under international law. Professor Crawford also concluded that, even if a Party were to challenge successfully the provisional application of the amendments to the INTELSAT Agreement, any claim would be limited to the remaining assets of the ITSO or a claim against other Parties under public international law, and would not extend to the property of Intelsat, Ltd. and its subsidiaries. In addition, he concluded that no Signatory would have a right, as a matter of public international law or of any other legal system of which he is aware, to pursue assets validly transferred from the IGO to Intelsat, Ltd. and its subsidiaries.

      In connection with our privatization, Wiley, Rein & Fielding LLP was asked to examine whether the IGO’s entry into and performance of the required privatization agreements and the conveyance of title to the IGO’s assets to us could be successfully challenged as in excess of the IGO’s authority under international law as applied in U.S. courts, either by a party with cognizable rights under the IGO’s constituent documents or by a third party in a U.S. federal court or in the local courts of Delaware, New York or the District of Columbia. Wiley Rein & Fielding LLP rendered its opinion that claims by parties with cognizable rights under the IGO’s constituent documents or by third parties that the IGO acted in excess of its authority under international law would be dismissed by these U.S. courts, and therefore such parties would not be able to use U.S. courts to challenge successfully the IGO’s entry into and performance of the privatization agreements and the conveyance of title to its assets. This legal opinion was subject to specified qualifications, including that the opinion given was limited to U.S. Federal and state law. Wiley, Rein & Fielding LLP provided an updated legal opinion to Intelsat, Ltd. in connection with the offering of the original notes that confirmed the conclusions stated in their original opinion given in connection with the privatization.

      In addition to our belief that our privatization is legally valid and sustainable based on provisional application and other legal grounds, we believe that the risk of a challenge to provisional application from a Party or former Signatory or Investing Entity of the IGO is not substantial. Discussions regarding the privatization of the IGO took place over several years, and all of the IGO’s Parties, Signatories and Investing Entities had notice of, and in many cases substantial involvement in, the decision to privatize and the terms upon which the IGO would be privatized. At the Assembly of Parties meeting at which the amendments to the INTELSAT Agreement were approved, 114 Parties, or 79%, of the 144 Parties that were parties to the INTELSAT Agreement at that time were represented, and the proposed amendments were approved unanimously. The other governing bodies of the IGO also approved the privatization. In addition, no Party abstained from the decision made by the Assembly of Parties to adopt the amendments authorizing the privatization, and we have received no notice of any objection to the provisional application of the amendments. Finally, each of the Signatories and Investing Entities that signed the shareholders agreement in connection with our privatization waived its rights to challenge the rapid implementation or provisional application of the amendments to the INTELSAT Agreement. Even if a Party or a former Signatory or Investing Entity were to challenge provisional application in the future, based on our understanding of public international law and the legal opinions we have received, we believe that this challenge would not affect the validity of the transfer of the IGO’s assets to us because the transfer of assets occurred at a time when the amendments to the INTELSAT Agreement were validly being provisionally applied and before any challenge to provisional application arose.

      Upon our privatization, the IGO’s Signatories and Investing Entities became the shareholders of all of the outstanding ordinary shares of Intelsat, Ltd. Each Signatory and Investing Entity that had executed and delivered the required privatization agreements, including the shareholders agreement mentioned above, received shares in Intelsat, Ltd. in proportion to its investment share in the IGO. The shares allocated to those Signatories and Investing Entities that had not executed and delivered the required privatization agreements by July 18, 2001 were transferred to a trust. These former Signatories and Investing Entities generally may receive beneficial ownership of their shares in Intelsat, Ltd. once they execute and deliver the required agreements and related documentation.

      The IGO, referred to post-privatization as ITSO, will continue to exist as an intergovernmental organization for a period of at least 12 years after July 18, 2001, and then may be terminated by a decision of the Assembly of Parties. Pursuant to an agreement among ITSO and us and certain of our subsidiaries, we have an obligation to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access, and ITSO monitors our implementation of this obligation. These core principles are described under “Business — Novation Agreements and Customer Service Agreements — Lifeline Connectivity Obligation Contracts”.

Current Corporate Structure

      Intelsat, Ltd., a limited liability company organized under the laws of Bermuda, is a holding company and is the issuer of the notes. Intelsat, Ltd. was incorporated on December 14, 1999 and operates pursuant to the Bermuda Companies Act 1981. The corporate structure of Intelsat, Ltd. and its principal subsidiaries is as follows:

      Each of Intelsat, Ltd.’s subsidiaries is wholly owned. Intelsat, Ltd.’s principal subsidiaries are as follows:

      Intelsat (Bermuda), Ltd., a limited liability company organized under the laws of Bermuda, is responsible for the oversight of satellite procurement and operational matters. Intelsat (Bermuda), Ltd. contracts with Intelsat LLC to buy all of Intelsat LLC’s satellite capacity and sells satellite capacity to Intelsat Global Sales.

      Intelsat Holdings LLC, a limited liability company organized under the laws of Delaware, holds all of the membership interests in Intelsat LLC.

      Intelsat LLC, a limited liability company organized under the laws of Delaware, holds our satellites, satellite licenses, rights to use orbital locations and other related assets. Intelsat LLC sells all of its satellite capacity to Intelsat (Bermuda), Ltd.

      Intelsat Global Sales & Marketing Ltd., a company organized under the laws of England and Wales, buys all of the satellite capacity that it requires from Intelsat (Bermuda), Ltd. Intelsat Global Sales, as the contracting party to most of our customer contracts, sells this satellite capacity directly to our customers and also sells satellite capacity to Intelsat USA Sales Corp. and one of our other regional subsidiaries.

      Intelsat Global Service Corporation, a corporation organized under the laws of Delaware, provides technical, marketing and business support services to Intelsat, Ltd. and its subsidiaries. Intelsat Global Service Corporation provides these services pursuant to intercompany contracts.

      Intelsat USA Sales Corp., a corporation organized under the laws of Delaware, is the contracting party with our U.S. customers.

USE OF PROCEEDS

      We will not receive any proceeds from the issuance of the notes in this exchange offer. We will pay all expenses in connection with the exchange offer. The net proceeds to us from the sale of the original notes were approximately $588.2 million, after deduction of the underwriting discount and other expenses payable by us in connection with the offering. We have used the net proceeds from the sale of the original notes to repay our $200.0 million principal amount of Eurobond 7 3/8% Notes due 2002 and outstanding borrowings under our commercial paper program and for general corporate purposes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2001 gives effect to the privatization of the IGO as described under “Creation of Intelsat, Ltd. — The Privatization” as if such transaction had occurred on January 1, 2001. It also gives effect to the issuance and sale in April 2002 of our 7 5/8% Senior Notes due 2012 and the application of the net proceeds therefrom and our June 4, 2002 share consolidation as if these events had occurred as of January 1, 2001. The following unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2002 gives effect to the issuance and sale in April 2002 of our 7 5/8% Senior Notes due 2012 and the application of the net proceeds therefrom and our June 4, 2002 share consolidation as if these events had occurred as of January 1, 2001.

      The pro forma adjustments are based on preliminary estimates, available information and certain assumptions and may be revised as additional information becomes available. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data. The unaudited pro forma financial information does not purport to represent what our financial position or results of operations would actually have been if such transactions had in fact occurred on January 1, 2001 and is not necessarily representative of our financial position or results of operations for any future period. Because we were not a private company during the full period presented, historical consolidated results may not be comparable to, or indicative of, future performance. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2001

			Pro Forma
	Historical		Adjustments		Pro Forma

	(in thousands, except ratios and share and per share data)
Telecommunications revenue	$1,084,009		$—		$1,084,009

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	101,985		20,258	(1)	122,243
Selling, general and administrative	95,600		15,598	(2)	111,198
Depreciation and amortization	340,449		—		340,449
Privatization initiative	33,576		(33,576	)(3)	—
Restructuring costs	7,300		(7,300	)(4)	—

Total operating expenses	578,910		(5,020)		573,890

Income from operations	505,099		5,020		510,119
Interest expense	(13,050)		(11,832	)(5)	(24,882)
Other income	12,293		—		12,293

Income before income taxes	504,342		(6,812)		497,530
Provision for income taxes	5,359		69,271	(6)	74,630

Net income	$498,983		$(76,083)		$422,900

Basic and diluted net income per ordinary share	$2.99				$2.54
Basic and diluted weighted average ordinary shares outstanding	166,666,755	(7)			166,666,755	(7)
Ratio of earnings to fixed charges	5.9	x			7.0	x

      (footnotes on page 35)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2002

			Pro Forma
	Historical		Adjustments		Pro Forma

	(in thousands, except ratios and share and per share data)
Telecommunications revenue	$751,865		$—		$751,865

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	84,004		—		84,004
Selling, general and administrative	90,277		—		90,277
Depreciation and amortization	266,365		—		266,365
Privatization initiative	—		—		—
Restructuring costs	—		—		—

Total operating expenses	440,646		—		440,646

Income from operations	311,219		—		311,219
Interest expense	(34,751)		(4,867	)(5)	(39,618)
Other income	2,484		—		2,484

Income before income taxes	278,952		(4,867)		274,085
Provision for income taxes	36,264		(633	)(8)	35,631

Net income	$242,688		$(4,234)		$238,454

Basic and diluted net income per ordinary share	$1.46				$1.44
Basic and diluted weighted average ordinary shares outstanding	165,826,048	(7)			165,826,048	(7)
Ratio of earnings to fixed charges	4.1	x			3.6	x

      (footnotes on following page)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(1)	Reflects the estimated increase in direct costs of revenue resulting from recurring operations as a private company. For the year ended December 31, 2001, these additional expenses consisted of $16.1 million of in-orbit insurance premiums, $4.0 million of gross salary adjustments for employee income taxes and employer payroll tax expenses for our employees who are non-U.S. citizens and who were previously exempt from these income and payroll taxes, and $0.2 million of other expenses.

(2)	Reflects the estimated increase in selling, general and administrative expenses resulting from recurring operations as a private company. For the year ended December 31, 2001, these additional expenses consisted of $6.6 million of property and other taxes, such as sales and import duty taxes from which we were exempt as the IGO, and $4.0 million of gross salary adjustments for employee income taxes and employer payroll tax expenses for our employees who are non-U.S. citizens and who were previously exempt from these income and payroll taxes and other expenses of $5.0 million. Other expenses consist primarily of costs of new offices associated with our privatization and board of directors fees and expenses.

(3)	Reflects the elimination of non-recurring privatization expenses. For the year ended December 31, 2001, these expenses consisted of $14.0 million of legal and other professional fees, associated primarily with legal due diligence and regulatory and human resource compliance activities, incurred in preparation for the privatization, $13.5 million for the settlement of a contract dispute related to our privatization, a $5.9 million one-time payroll tax adjustment payment to all of our employees and $0.2 million of other non-recurring expenses.

(4)	Reflects the elimination of non-recurring restructuring costs. For the year ended December 31, 2001, this consisted of $7.3 million of severance costs incurred as a result of eliminating certain positions no longer required after privatization.

(5)	Reflects the incremental increase in interest expense related to the higher interest rate that results from the refinancing of outstanding commercial paper and the amortization of debt issuance costs due to the issuance of our 7 5/8% Senior Notes due 2012. The resulting increase in interest expense assumes outstanding debt from the Senior Notes at an interest rate of 7.625%, the retirement of outstanding commercial paper and debt issuance costs, including the difference between the stated principal amount of the Senior Notes and their offering price of $11.8 million.

(6)	Reflects the elimination of a one-time deferred tax benefit recorded as a result of our change in taxable status and an estimated annual effective tax rate of approximately 15.0%. Upon privatization, we became subject to income taxes. Because Bermuda does not currently impose an income tax, our statutory tax rate is zero. However, we are subject to taxes in some of the other jurisdictions in which we operate.

(7)	Basic and diluted net income per share for the year ended December 31, 2001 has been computed assuming 166,666,755 ordinary shares had been outstanding for that period. The basic and diluted net income per ordinary share for the year ended December 31, 2001 and the nine-month period ended September 30, 2002 also assumes that our June 4, 2002 share consolidation occurred at the beginning of the period presented. On June 4, 2002, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Prior to our share consolidation, we had 500,000,000 ordinary shares outstanding and no preference shares outstanding. At September 30, 2002, we had 160,382,120 ordinary shares outstanding and no preference shares outstanding.

(8)	Reflects an estimated annual effective tax rate of approximately 13.0%.

CAPITALIZATION

      The following table sets forth our capitalization as of October 31, 2002. Since the exchange offer will involve an exchange of outstanding securities, it will have no effect on our capitalization. You should read this table in conjunction with our consolidated financial statements and their notes included elsewhere in this prospectus.

As of
October 31, 2002

(in millions)
Cash and cash equivalents	$5.9

Satellite performance incentives(1)	$140.8

Long-term debt, including current portion:
Credit facilities(2)	$—
Commercial paper	38.0
7 5/8% Senior Notes due 2012(3)	595.9
Bonds payable	600.0
Capital lease obligation	48.6

Total long-term debt, including current portion	1,282.5
Total shareholders’ equity	2,153.1

Total capitalization	$3,435.6

(1)	Satellite performance incentives represent the present value of payments due to satellite manufacturers over the lives of our satellites if those satellites perform up to their contract specifications.

(2)	As of October 31, 2002, we had $1.0 billion in available capacity and no borrowings outstanding under our credit facilities.

(3)	Proceeds from the 7 5/8% Senior Notes due 2012, net of the underwriting discount and expenses of $11.8 million, amounted to $588.2 million. The discount on the Senior Notes, net of amortization, was $4.0 million at October 31, 2002. The debt issuance costs, net of amortization, amounted to $7.4 million at October 31, 2002.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

      The following selected financial data should be read in conjunction with our historical consolidated financial statements and their notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical consolidated statement of operations data for each of the years in the three-year period ended December 31, 2001 and the consolidated balance sheet data for the years ended December 31, 2000 and 2001 have been derived from consolidated financial statements audited by KPMG LLP, independent auditors. The historical consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2002 and 2001 and the consolidated balance sheet as of September 30, 2002 are derived from the unaudited financial statements that are included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

      On November 30, 1998, a portion of the IGO’s assets and liabilities were transferred to New Skies. As a result, the historical consolidated statement of operations data for the year ended December 31, 1998 reflects eleven months of results prior to the transfer of the net assets to New Skies and one month of post-transfer results. The prior year’s results have not been adjusted to reflect the impact of the New Skies transaction. Total assets as of December 31, 1998 reflect this transfer to New Skies but total assets as of the end of the prior year have not been adjusted to reflect this transfer. See “Creation of Intelsat, Ltd. — The Privatization” for a description of the New Skies transaction.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Telecommunications revenue(1)	$966,724	$1,021,233	$979,032	$1,099,751	$1,084,009	$824,815	$751,865

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	79,603	88,745	93,180	93,162	101,985	82,098	84,004
Selling, general and administrative	47,331	44,877	47,362	61,900	95,600	64,538	90,277
Depreciation and amortization (2)(3)	405,156	482,435	441,183	414,250	340,449	255,771	266,365
Privatization initiative	—	2,499	11,433	21,575	33,576	33,236	—
Restructuring costs	—	—	—	—	7,300	—	—

Total operating expenses	532,090	618,556	593,158	590,887	578,910	435,643	440,646

Income from operations	434,634	402,677	385,874	508,864	505,099	389,172	311,219
Interest expense	(49,944)	(65,639)	(59,263)	(24,859)	(13,050)	(8,190)	(34,751)
Other income	8,792	13,246	29,561	20,885	12,293	11,211	2,484

Income before income taxes	393,482	350,284	356,172	504,890	504,342	392,193	278,952
Provision for (benefit from) income taxes(4)	—	—	—	—	5,359	(6,956)	36,264

Net income	$393,482	$350,284	$356,172	$504,890	$498,983	$399,149	$242,688

Basic and diluted net income per ordinary share(5)	$2.36	$2.10	$2.14	$3.03	$2.99	$2.39	$1.46
Dividends per ordinary share	—	—	—	—	—	—	—

      (footnotes on following page)

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(in thousands, except ratios and percentages)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$836,342	$840,047	$820,886	$933,048	$856,388	$640,718	$508,260
Net cash used in investing activities	(574,658)	(487,249)	(330,327)	(546,020)	(663,671)	(451,064)	(481,887)
Net cash used in financing activities	(324,408)	(374,496)	(464,855)	(411,828)	(191,161)	(188,732)	(8,652)
Financial Data Ratio and Other Data (unaudited):
Ratio of earnings to fixed charges (6)	5.1	4.7	5.0	6.7	5.9	6.0	4.1
EBITDA, as adjusted(7)	$839,790	$885,112	$827,057	$923,114	$845,548	$644,943	$577,584
EBITDA, as adjusted, margin(8)	86.9%	86.7%	84.5%	83.9%	78.0%	78.2%	76.8%

	As of December 31,					As of September 30,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Total assets	$3,918,724	$3,178,061	$3,164,089	$3,199,163	$3,576,135	$3,425,737	$3,847,496
Total liabilities	1,719,882	1,585,393	1,612,682	1,497,523	1,580,309	1,529,745	1,715,800
Total shareholders’ equity	2,198,842	1,592,668	1,551,407	1,701,640	1,995,826	1,895,992	2,131,696
Book value per ordinary share	$13.19	$9.56	$9.31	$10.21	$11.97	$11.38	$13.29

(1)	Telecommunications revenue includes revenue related to satellites transferred to New Skies of $77,626 for the year ended December 31, 1997 and $106,452 for the year ended December 31, 1998.

(2)	Depreciation and amortization expense includes depreciation related to satellites transferred to New Skies of $42,360 for the year ended December 31, 1997 and $64,884 for the year ended December 31, 1998.

(3)	As of January 1, 2001, we revised the estimated useful lives for certain satellites. The effect of these revised estimates was to increase the useful lives of substantially all of our Intelsat VII and VIII series satellites and thereby decrease depreciation expense by approximately $60,507 for the year ended December 31, 2001.

(4)	Prior to privatization, the IGO was not subject to income taxes. Upon privatization, Intelsat, Ltd. and its subsidiaries became subject to taxes in various jurisdictions. Results of operations for the period from privatization through December 31, 2001 include a provision for these taxes. Intelsat, Ltd. and its subsidiaries also recognized a deferred tax benefit upon privatization as a result of the change in taxable status.

(5)	Basic and diluted net income per ordinary share for each of the five years ended December 31, 2001 and the nine-month period ended September 30, 2001 has been computed assuming 166,666,755 ordinary shares had been outstanding for those periods. The basic and diluted net income per ordinary share for each of the five years ended December 31, 2001 and the nine-month periods ended September 30, 2001 and 2002 also assumes that our June 4, 2002 share consolidation occurred at the beginning of the earliest period presented. On June 4, 2002, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Prior to our share consolidation, we had 500,000,000 ordinary shares outstanding and no preference shares outstanding. At September 30, 2002, we had 160,382,120 ordinary shares outstanding and no preference shares outstanding.

(6)	For the purposes of this computation, earnings are defined as pretax earnings from continuing operations, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges are defined as the sum of interest expensed, interest capitalized and an estimate of the interest within rental expense.

(7)	EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA, as adjusted, to enhance your understanding of our operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. We believe that EBITDA provides investors and analysts with a measure of operating results that is unaffected by differences in capital structures among otherwise comparable companies. Additionally, EBITDA is a widely accepted measure of performance in the fixed satellite services sector. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our performance or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

(8)	EBITDA, as adjusted, margin represents EBITDA, as adjusted, as a percentage of telecommunications revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read together with the “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. See “Risk Factors” and “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

      Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Overview

      We are a leading global communications services provider, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Our satellite network includes 23 satellites in orbit and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region. This network is supported by ground facilities, which are required for the operation and control of our satellites. We are a Bermuda holding company and conduct our operations through our wholly owned sales, service and license subsidiaries, supported by our regional sales and marketing support offices.

Our Business

Telecommunications Revenue

      We earn revenue primarily by selling satellite transponder capacity to our customers. Communications satellites generally, including the satellites in our fleet, have components referred to as transponders that receive communications signals from the ground, convert signal frequency and amplify and retransmit signals back to earth. The number of transponders on a satellite can be used as a measure of the communications capacity of that satellite.

      Our customers obtain satellite capacity from us by placing an order for one of five different service commitment types. These service commitment types are: lease, channel and carrier, demand-based, occasional use and cable restoration. See “Business — Service Commitment Types” for a description of these different types of service commitments. In addition, we earn a small amount of revenue from providing commercial satellite services, such as operating satellites for other fixed satellite services companies.

      According to transmission plans and traffic information supplied by our customers, our satellite capacity is used by our customers for four main service applications: voice and data services, corporate network services, video services and Internet services. See “Business — Service Applications Supported by Our Network” for descriptions of these four service applications and the percentage of our revenue we believe each represents.

      We sell our services under various customer agreements that specify, among other things, the amount of satellite capacity to be provided, whether service will be preemptible or non-preemptible and the service term. The service term can vary from occasional use service measured in minutes to periods ranging from one day to as long as 15 years. See “Business — Novation Agreements and Customer Service Agreements” for a discussion of our customer agreements.

      We believe our geographically diverse revenue base provides some protection from adverse regional economic conditions, although not from a general global economic downturn. See “Business — Geographic Distribution of our Revenue” for a discussion of our revenue by geographic region.

      Our revenue growth at any given time is partially dependent on the telecommunications capacity supply available in the market, including capacity from other satellite providers and from competitive technologies such as fiber optic cable networks, and the level of demand for that capacity. Revenue growth is generally more rapid when new satellites are launched and brought into operation. At the same time, however, the increase in supply that comes with the launch of a new satellite can exceed the increase in demand.

      There are a number of trends affecting our revenue. For example, revenue from voice and data applications for carriers, which are primarily point-to-point services, has been declining gradually in recent years. This trend is due to the rapid build-out of fiber optic cable capacity, which has a lower price structure for these services in thick route areas. Thick route areas are point-to-point connections between high traffic communications hubs in major cities. We expect revenue from these applications in affected routes to continue to decline in the near term because of the competition from fiber optic cable. See “Risk Factors” for a discussion of the potential impact of this competition on our revenue. Despite the decline in revenue on affected routes, we believe we will continue to earn a significant percentage of our revenue from voice and data applications for the foreseeable future. We believe we will generate this revenue by servicing our backlog, by serving medium and thin routes and developing countries that are underserved by undersea cables or terrestrial infrastructure and by developing relationships with emerging carriers in deregulating markets. See “Business — Our Strategy — Sustain and Build Upon Our Leadership Position in the Fixed Satellite Services Sector — Voice and Data” for a discussion of our strategy with respect to voice and data services.

      Another trend affecting our revenue is the general downturn in the telecommunications sector which has primarily impacted incumbent telecommunications providers, many of which are our customers. We believe that the market and financial pressures faced by incumbent telecommunications providers have resulted in these providers seeking to optimize their networks, in part by consolidating their use of our capacity into service commitments that are more economical to them and that reduce our revenue. Our business strategy includes marketing services to competitive providers in deregulating markets to mitigate the risks associated with reduced revenues from incumbent providers and to diversify our customer base. See “Risk Factors” for a description of the risks associated with our customers who are telecommunications services providers.

      Another factor affecting our revenue is the growth of data traffic and the Internet in recent years. Our revenue has been affected by increased demand for trunking to the Internet backbone resulting from the growth in use of the Internet. While continued growth of the Internet is uncertain and while some Internet services are also susceptible to increased competition from fiber optic cable, we believe that the Internet will continue to grow globally and that this growth will positively impact our revenue. For a further discussion of the impact of the competition we face from fiber optic cable and the uncertainty relating to the growth of the Internet, see “Risk Factors”. See “Business — Our Strategy — Sustain and Build Upon Our Leadership Position in the Fixed Satellite Services Sector — Internet” for a discussion of our strategy with respect to Internet services.

      We also expect our revenue to be positively impacted over the long term by the addition of new capacity with the planned launch and deployment of two satellites in the Intelsat IX and X series by the end of 2003 or early 2004.

      The new flexibility we have as a private company in pricing our services and in offering new products and services should also positively affect our revenue. As the IGO, our services were priced solely on the basis of the amount of capacity obtained, whether the services were preemptible or non-preemptible, and the duration of the commitment. Although the pricing of our services is fixed for the duration of existing service commitments, we will seek to price new service commitments competitively to reflect regional demand and other differentiating factors. Also, as the IGO, we were restricted solely to providing satellite capacity to our customers to the exclusion of other service offerings. As a private company, we have no such restrictions. We believe that this flexibility in pricing our services and in offering new services will have a positive effect on our revenue over the long term. See “Business — Our Strategy — Introduce Integrated Global Connectivity Services and Value-Added Communications Services” for a discussion of our strategy for new service offerings.

      Although as a private company we are no longer subject to the restrictions on pricing our services that we were subject to as the IGO, we are subject to contractual restrictions that constrain our ability to price services in some circumstances. These contractual restrictions include the MFC protection provisions of the novation agreements. MFC protection entitles the customer to the lowest rate that we charge after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. We do not believe our MFC terms significantly restrict our ability to price our services competitively. MFC protection continues until July 18, 2006. Similarly, our LCO contracts require us to provide customers with the right to renew their service commitments covered by the LCO contract at a price no higher than the price charged for that service on the privatization date. Under some circumstances, we may also be required by an LCO contract to reduce our prices for a service commitment covered by the contract. LCO protection can continue until July 18, 2013. See “Business — Novation Agreements and Customer Service Agreements” for a description of these contractual restrictions and “Risk Factors” for a description of risks relating to these restrictions.

      Our revenue may also be affected by the ORBIT Act, which requires us to make an initial public offering of equity securities by no later than December 31, 2003, with a possible extension of this deadline to June 30, 2004 by the FCC. If the FCC determines that we have failed to comply with the provisions of the ORBIT Act, the FCC may impose limitations on or deny our applications for satellite licenses and satellite construction permits and for the renewal of these licenses and permits. The FCC could also restrict our ability to provide “non-core services” to customers in the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. Our revenue would be significantly affected if we were prevented from providing these services to U.S. customers.

      Finally, the regulatory requirements to which we are subject in each of the countries in which we provide services is another factor affecting our revenue. The telecommunications industry is highly regulated, and, in connection with operating our business, we need to obtain various local, national and international regulatory approvals from time to time. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers, thereby impacting our revenue.

  Expenses

      Our on-going operating expenses include direct costs of revenue; selling, general and administrative expenses; and depreciation and amortization. With the exception of depreciation and amortization, these operating expenses have increased substantially in recent years. The increases reflect our change from the IGO, which was restricted solely to providing satellite capacity and which benefited from certain privileges and immunities, to a private company capable of offering expanded services and addressing new customers and market segments. These new activities require a higher level of operating expenses than those required by our historical business. We also have been required to develop new staff capabilities as a private company, particularly in areas such as sales and marketing, legal, tax and administration, to ensure that we have the appropriate staff to market our services and to ensure that we are compliant with regulatory and legal requirements to which we are now subject. In addition, certain of our employee-related expenses have increased due to the change in our status to a private company. For example, we have made gross salary adjustments for employee income taxes and we now incur employer payroll taxes for our employees who are non-U.S. citizens and who were previously exempt from these income and payroll taxes. Period-to-period comparisons of operating expenses during the first nine months of 2002 reflect increased expenses in 2002 as compared to 2001, as a result of the effect of our privatization occurring in the second half of 2001, which increased our operating expenses.

      Upon privatization, we also became subject to corporate income and other taxes in the jurisdictions in which we operate. In addition, some of our customers became subject to withholding taxes in their local jurisdictions on payments made to us. These customers may deduct these withholding taxes from payments made to us in connection with service orders existing prior to the privatization date.

      Had we privatized on January 1, 2001 instead of July 18, 2001, on a pro forma basis, our recurring expenses would have been approximately $35.9 million higher and our provision for income taxes would have been approximately $69.3 million higher in 2001. Refer to “Unaudited Pro Forma Condensed Consolidated Financial Information” for a description of these pro forma expenses and taxes. We believe we have substantially completed our transition from the IGO to a private company and expect that future expense increases will result from the need to expand our business and react to market opportunities.

  Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

      Direct costs of revenue (exclusive of depreciation and amortization) relate to costs associated with the operation and control of our satellites, our communications network operations and engineering support. These costs also include business development costs, research and development costs and costs related to the expansion of our services, such as our development of new global connectivity services. Our direct costs of revenue consist principally of salaries and related employment costs, in-orbit insurance premiums, earth station operating costs and facilities costs.

      Our direct costs of revenue fluctuate based on the number and type of services offered and under development. In connection with our transition to a private company, our direct costs of revenue have grown recently because of increased spending on the development of new services, such as our Internet Trunking service, and the purchase of in-orbit insurance. We also have incurred other incremental expenses in connection with our operations as a private company, as discussed above.

  Selling, General and Administrative Expenses

      Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance and human resources staff, as well as bad debt expense. These staff expenses consist primarily of salaries and related employment costs, travel costs and office occupancy costs. Other costs include advertising expenses and third-party consultant costs associated with sales and marketing and administrative activities.

      Selling, general and administrative expenses fluctuate with the number of customers served and the number and type of services offered. These costs also fluctuate with the number of jurisdictions and markets in which we operate, as well as the number of regional offices we operate. However, fluctuations in these expenses are not always directly proportional to changes in these factors, because our systems have been designed to accommodate some level of growth.

      Selling, general and administrative expenses have increased substantially over the last two years. The increases primarily resulted from our efforts to improve our competitive position as a private company. These increases were driven by the objectives of decentralizing our marketing activities by expanding regional support offices, expanding the core skill sets of our marketing team by recruiting new marketing staff and enhancing brand awareness by engaging in new promotional activities. This decentralization included establishing additional offices, which we now have in 12 different countries. We also have added product management capabilities in order to accelerate the introduction of new services and entry into new markets. In addition, we incurred higher levels of spending on marketing, advertising and other promotional activities. As a result of these initiatives, approximately 90 employees were added to our sales and marketing staff between January 1, 2000 and December 31, 2001. We also have incurred other incremental expenses in connection with our operations as a private company, as discussed above.

  Depreciation and Amortization

      Depreciation and amortization includes the costs associated with the depreciation and amortization of capital assets. Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction and launch services and the insurance premiums for satellite launch and in-orbit testing. These costs also include the net present value of satellite performance incentives payable to satellite manufacturers, as described under “— Liquidity and Capital Resources”. Other expenses directly associated with satellite construction and interest incurred during the period of satellite construction are also included in these costs.

      Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. These estimates are subject to change. We recently changed our estimate of the useful lives for most of our satellites effective January 1, 2001. Previously, our estimate of a satellite’s depreciable life was generally between 10 and 11 years. Based on experience with our fleet, as well as engineering estimates of the remaining useful lives and calculations of fuel requirements, we extended the useful lives of most of our Intelsat VII and VIII series satellites to between 12 and 13 years. The effect of this change in estimate was to decrease depreciation and amortization by approximately $60.5 million for the year ended December 31, 2001. Additionally, we have estimated the depreciable lives of six of our seven Intelsat IX series satellites to be 15 years and the depreciable life of the seventh to be 14 years.

Insurance

      As the IGO, we typically obtained insurance for the launch, the in-orbit testing period and a limited period of in-orbit operations for satellites in our fleet. Upon the expiration of this coverage, we generally self-insured our satellite fleet for anomalies that could arise during in-orbit operations by assuming the remaining in-orbit operations risk. This policy was supported in part because of the generally sound health and operating history of our satellite fleet and in part because of the financing mechanism we had in place as the IGO, under which we called capital from the Signatories and Investing Entities to cover capital expenditures.

      Upon privatization, we lost our ability to call capital from our owners to cover the costs of any losses. Because of this change in our ownership structure and based upon our evaluation of then current commercial practices, we elected to obtain in-orbit insurance beyond the first year for certain of our satellites. We currently have insurance in place for the launch and first year of in-orbit operations of our Intelsat IX series satellites, one of which remains to be launched. The Intelsat 901 and 902 satellites have been in orbit longer than one year and are no longer covered under this policy. We currently have insurance in place through November 8, 2003 for the in-orbit operations of the Intelsat 706, 707, 802, 805, 901 and 902 satellites. In addition, the Intelsat IX series satellites that complete their first year of in-orbit operations before November 8, 2003 will be insured under this policy. Under the terms of this policy, we co-insure $100.0 million of the net book value of each covered satellite and the insurers cover the balance of the net book value of each satellite excluding capitalized performance incentives relating to the satellites. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. For a further discussion of the insurance we have relating to our satellites, see “Business — Network — Sparing; Insurance”.

      Over the past three years, premiums in the satellite insurance market for in-orbit insurance have ranged from 1.5% to 3.5% of the net book value of the satellites covered. However, the September 11, 2001 terrorist attacks in the United States have had a severe impact on the insurance industry as a whole. In addition, recent satellite failures experienced by some of our competitors have had a significant impact on the satellite insurance market. As a result, these insurance premiums may increase in the future. See “Risk Factors” for a further discussion of our expected insurance costs.

Backlog

      Our backlog represents expected future cash payments to be received from customers under our various customer service agreements. As of September 30, 2001, our backlog was approximately $5.3 billion and as of September 30, 2002 our backlog was approximately $4.6 billion. The decrease in our backlog reflects the continuing trend of customers seeking shorter term contracts due to the rapidly changing telecommunications market. As of September 30, 2002, the weighted average remaining duration of the outstanding customer agreements included in our backlog was approximately 4.8 years. We expect to deliver services associated with $217.9 million, or 4.7%, of our September 30, 2002 backlog by December 31, 2002.

      Backlog includes both non-cancelable contracts and contracts that are cancelable upon payment of early termination penalties. Backlog does not include contracts that may be canceled by a customer without penalty. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. As of September 30, 2002, 88% of the customer contracts included in our backlog, representing approximately $4.1 billion in future revenue, were non-cancelable and 12% of the customer contracts included in our backlog, representing approximately $540.0 million in future revenue, could be canceled by the customer upon the payment of early termination penalties. With respect to our customer contracts that are cancelable upon payment of penalties or that are non-cancelable, we have not experienced any cancellations that have resulted in material losses of revenue, except as disclosed below with regard to Teleglobe Inc. This is due in part to our termination penalties for cancelable contracts, which generally require customers that cancel within the first two years of their contracts to pay termination fees equal to any remaining charges due during the two-year period plus 25% of any charges due under the balance of the contracts. Customers that cancel after the first two years of a contract must still pay 25% of any remaining charges due under the contract.

      The future minimum payments under contract and due from customers as of September 30, 2002 were approximately as follows:

Period	(in millions)

2002	$218
2003	771
2004	750
2005	517
2006	429
2007 and thereafter	1,938

Total	$4,623

      Most of our backlog as of September 30, 2002 was eligible for either MFC protection or LCO protection. MFC and LCO protection are described under “Business — Novation Agreements and Customer Service Agreements”. The revenue backlog figures set forth above could potentially be reduced if our MFC or LCO protection obligations are triggered and we are required to lower the prices for certain of our existing customer service commitments.

      In connection with our acquisition on November 25, 2002 of COMSAT World Systems’ service contracts for our capacity, we terminated our associated customer contracts with COMSAT. Our contracts with COMSAT World Systems were generally longer-term contracts than the customer contracts that we have acquired. As a result, we believe based on information provided to us by COMSAT that our backlog has decreased by approximately $231.0 million, or 5%, in connection with the COMSAT transaction. While our overall backlog will decline as a result of the acquisition, our backlog of contracts to be performed in the years 2002 to 2004 will increase slightly on a net basis. See “Related Party Transactions — COMSAT Asset Purchase Agreement” for further information about this transaction.

      WorldCom, Inc. purchased satellite capacity directly from us and was also COMSAT’s largest customer for our capacity. Upon the closing of the COMSAT transaction described above, WorldCom, Inc. became one of our largest customers. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers before the closing of the COMSAT transaction was approximately $5.4 million for the nine months ended September 30, 2002 and approximately $7.3 million for the year ended December 31, 2001. WorldCom, Inc. and its affiliates, as direct customers, accounted for approximately 0.7% of our telecommunications revenue for the nine months ended September 30, 2002 and approximately 0.7% of our telecommunications revenue for the year ended December 31, 2001. We understand from Lockheed Martin Corporation that WorldCom, Inc. accounted for approximately $60 million of COMSAT’s revenue from the sale of our capacity in 2001 and for approximately $91.4 million, or 30%, of COMSAT’s backlog as of September 30, 2002 for the sale of our capacity. The loss of WorldCom, Inc. as a customer would reduce our revenue and could materially adversely affect our business.

      On May 15, 2002, one of our customers, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. At September 30, 2002, we

had contracts with Teleglobe Inc. and its affiliates valued at approximately $134.8 million. As a result of Teleglobe Inc.’s financial difficulties, the backlog related to those contracts is at risk. On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. The closing of the share purchase transaction took place on September 20, 2002. In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its and its affiliates’ service orders with us, which represent approximately $134.8 million, or 3%, of our backlog as of September 30, 2002. The remaining service orders, which represented approximately $47.4 million, or 1%, of our contracted backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. For a description of the share purchase transaction with Teleglobe Inc., see “— Related Party Transactions — Teleglobe Share Purchase Agreement” below.

      One of our Brazilian customers has been experiencing financial difficulties. This customer is not current on approximately $7.6 million owed to us, and we have not been recognizing revenue from the customer except when cash is received. Thus, the amounts owed to us are not included in our accounts receivable. If this customer’s poor payment history continues, our contracted backlog with the customer may be at risk. As of September 30, 2002, this customer accounted for approximately $204.5 million of our backlog. Any reduction in this backlog would negatively impact our revenue and profitability.

      Approximately $124 million of our contracted backlog as of September 30, 2002 is with customers located in Argentina. Because of the current uncertainty in the Argentine economy and restrictions imposed from time to time by the Argentine government on the remittance of payments abroad, some of the backlog represented by contracts with our Argentine customers is potentially at risk.

Results of Operations

      The following table sets forth the statements of operations data.

				Three Months Ended		Nine Months Ended
	Year Ended December 31,			September 30,		September 30,

	1999	2000	2001	2001	2002	2001	2002

				(unaudited)		(unaudited)

	(in thousands)
Telecommunications revenue	$979,032	$1,099,751	$1,084,009	$265,884	$246,643	$824,815	$751,865

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	93,180	93,162	101,985	30,853	27,304	82,098	84,004
Selling, general and administrative	47,362	61,900	95,600	23,827	18,480	64,538	90,277
Depreciation and amortization	441,183	414,250	340,449	83,851	89,152	255,771	266,365
Privatization initiative	11,433	21,575	33,576	14,618	—	33,236	—
Restructuring costs	—	—	7,300	—	—	—	—

Total operating expenses	593,158	590,887	578,910	153,149	134,936	435,643	440,646

Income from operations	385,874	508,864	505,099	112,735	111,707	389,172	311,219
Interest expense	(59,263)	(24,859)	(13,050)	(2,431)	(16,415)	(8,190)	(34,751)
Other income (expense)	29,561	20,885	12,293	3,150	(568)	11,211	2,484

Income before income taxes	356,172	504,890	504,342	113,454	94,724	392,193	278,952
Provision for (benefit from) income taxes	—	—	5,359	(6,956)	12,314	(6,956)	36,264

Net income	$356,172	$504,890	$498,983	$120,410	$82,410	$399,149	$242,688

      The following tables set forth revenue by service commitment type and the percentage of total telecommunications revenue represented by each service commitment type.

	Year Ended December 31,

	1999		2000		2001

	(in thousands, except percentages)
Lease	$490,349	50.1%	$619,104	56.3%	$669,648	61.8%
Channel and carrier	457,041	46.7%	445,587	40.5%	395,971	36.5%
Demand-based	2,696	0.3%	4,341	0.4%	5,673	0.5%
Occasional use	16,799	1.7%	19,988	1.8%	9,394	0.9%
Cable restoration	10,166	1.0%	8,276	0.8%	1,753	0.2%
Other	1,981	0.2%	2,455	0.2%	1,570	0.1%

Total	$979,032	100.0%	$1,099,751	100.0%	$1,084,009	100.0%

	Three Months Ended September 30,

	2001		2002

	(unaudited)

	(in thousands, except percentages)
Lease	$164,598	61.9%	$159,618	64.7%
Channel and carrier	96,492	36.3%	83,982	34.1%
Demand-based	1,392	0.5%	1,310	0.5%
Occasional use	2,545	1.0%	964	0.4%
Cable restoration	350	0.1%	769	0.3%
Other	507	0.2%	—	0.0%

Total	$265,884	100.0%	$246,643	100.0%

	Nine Months Ended September 30,

	2001		2002

	(unaudited)

	(in thousands, except percentages)
Lease	$507,205	61.5%	$485,948	64.6%
Channel and carrier	303,026	36.7%	254,997	33.9%
Demand-based	4,231	0.5%	4,102	0.5%
Occasional use	7,752	0.9%	3,983	0.5%
Cable restoration	1,452	0.2%	1,629	0.2%
Other	1,149	0.1%	1,206	0.2%

Total	$824,815	100.0%	$751,865	100.0%

Three-Month and Nine-Month Periods Ended September 30, 2002 and 2001

Telecommunications Revenue

      Telecommunications revenue decreased $19.3 million, or 7%, to $246.6 million for the three months ended September 30, 2002 from $265.9 million for the three months ended September 30, 2001. The decrease was primarily attributable to lower revenue from channel and carrier based services of $12.5 million, which consisted of a $17.4 million decrease in revenue from channel and carrier services, partially offset by $4.9 million of termination fees received. The decline in channel and carrier based services was primarily due to a decrease in the volume of capacity sold as channel and carrier based services, which reflects the migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduction in the capacity requirements of our customers due to the general economic downturn and the optimization of their own networks, and a reduction in the amount of capacity held in inventory by distributors for future sale.

Because fiber connectivity on major point-to-point routes is generally more cost-effective than satellite connectivity, we expect this trend in our carrier business to continue. However, based on the recent reduction in capital investment in the deployment of fiber networks, we expect this trend to be somewhat mitigated. We also expect we will be able to mitigate this trend by taking certain actions. For example, we are targeting customers requiring capacity in thin and medium routes and customers in developing countries that are under-served by undersea cables or terrestrial infrastructure. In addition, we are targeting emerging carriers in deregulating markets. Another factor in the decline in revenue from channel and carrier based services was a reduction in the level of services provided to Teleglobe Inc. as a result of its filing for creditor protection and our subsequent share purchase agreement with Teleglobe Inc., pursuant to which Teleglobe Inc. and its affiliates terminated some of their service orders with us. The share purchase transaction with Teleglobe Inc. and its impact on our consolidated financial statements are discussed further below under “— Related Party Transactions — Teleglobe Share Purchase Agreement”. Contributing to the overall decline in revenue was a decrease in revenue from lease services of $5.0 million, which consisted of an $8.2 million decrease due to the non-renewal of several video services leases at their expiration dates and a reduction in the level of services provided to Teleglobe Inc. as discussed above. This decrease in revenue from lease services was partially offset by $3.1 million of revenue recovered pursuant to the share purchase transaction with Teleglobe Inc. A decrease in occasional-use broadcast services of $1.6 million also contributed to the overall decrease in revenue during this period. This decline in revenue was primarily attributable to a decline in the volume of capacity sold as a result of lower demand for these services.

      Telecommunications revenue decreased $72.9 million, or 9%, to $751.9 million for the nine months ended September 30, 2002 from $824.8 million for the nine months ended September 30, 2001. This decrease was primarily attributable to lower revenue from channel and carrier based services of $48.0 million due to the reasons indicated above. A decrease in revenue from lease services of $21.3 million and occasional use broadcast services of $3.8 million also contributed to the overall decrease in revenue during this period due to the reasons indicated above.

      From a geographic perspective, revenue recognized from each of the regions we serve was relatively consistent for the three months and nine months ended September 30, 2002 as compared to the revenue recognized during the same periods in 2001, except for revenue from Sub-Saharan Africa. Revenue from Sub-Saharan Africa increased to 11% of total revenue for each of the three months and nine months ended September 30, 2002 from 9% of total revenue for each of the three months and nine months ended September 30, 2001, reflecting an increase in the volume of capacity sold in this region as a result of increased demand for our services.

Operating Expenses

      Direct costs of revenue (exclusive of depreciation and amortization) decreased $3.6 million, or 12%, to $27.3 million for the three months ended September 30, 2002 from $30.9 million for the three months ended September 30, 2001. This decrease was due primarily to the recording of a non-recurring charge to terminate a satellite contract of $4.8 million during the three months ended September 30, 2001. Additionally, there were decreases in earth station costs of $2.8 million and other expenses of $1.6 million during the three months ended September 30, 2002. These decreases were partially offset by an increase in in-orbit insurance premiums of $5.7 million incurred during this period. We did not have in-orbit insurance expense during the same period in 2001.

      Direct costs of revenue increased $1.9 million, or 2%, to $84.0 million for the nine months ended September 30, 2002 from $82.1 million for the nine months ended September 30, 2001. This increase was due primarily to in-orbit insurance premiums of $13.8 million incurred during this period. We did not have in-orbit insurance expense during the same period in 2001. This increase was partially offset by reductions in non-recurring costs of $4.8 million, as described above. This increase was also partially offset by reductions in incentive payments on leased satellite capacity of $1.4 million, professional fees of $1.1 million, travel expenses of $1.1 million and earth station costs of $1.1 million. Reductions in other expenses of $2.4 million also partially offset this increase.

      Selling, general and administrative expenses decreased $5.3 million, or 22%, to $18.5 million for the three months ended September 30, 2002 from $23.8 million for the three months ended September 30, 2001. This decrease was attributable to a decrease in the provision for uncollectible accounts of $11.6 million, which was largely due to the reversal of the provision for uncollectible accounts of $12.8 million that was recorded in connection with the closing of the share purchase transaction with Teleglobe Inc. This decrease was partially offset by increases in professional fees of $4.1 million and other expenses of $2.2 million.

      Selling, general and administrative expenses increased $25.8 million, or 40%, to $90.3 million for the nine months ended September 30, 2002 from $64.5 million for the nine months ended September 30, 2001. This increase was attributable to an increase in staff costs of $5.6 million, which was largely associated with gross salary adjustments for employee income taxes and employer payroll taxes associated with our employees who are non-U.S. citizens and who were exempt from these taxes prior to the privatization. We also incurred increases in marketing and promotional activities of $4.5 million, professional fees of $6.2 million, provision for uncollectible accounts expense of $3.8 million, licenses and fees of $2.2 million and other expenses of $3.5 million.

      Depreciation and amortization increased $5.3 million, or 6%, to $89.2 million for the three months ended September 30, 2002 from $83.9 million for the three months ended September 30, 2001. This increase was due primarily to depreciation of $22.1 million recorded on five Intelsat IX series satellites that were not in service during the same period in 2001. An increase in depreciation of $1.0 million on information systems and ground infrastructure assets, due to the placement in service of several assets in 2001 and 2002, and an increase in depreciation of $1.1 million on other satellites, property and equipment also contributed to the increase. These increases were partially offset by a decrease in depreciation attributable to the completion of depreciation on two Intelsat VI series satellites in 2001 of $18.9 million.

      Depreciation and amortization increased $10.6 million, or 4%, to $266.4 million for the nine months ended September 30, 2002 from $255.8 million for the nine months ended September 30, 2001. This increase was due primarily to depreciation of $51.6 million recorded on the five Intelsat IX series satellites that were not in service during the same period in 2001. An increase in depreciation of $4.3 million on information systems and ground infrastructure assets, due to the placement in service of several assets in 2001 and 2002, and an increase in depreciation of $3.1 million on other satellites, property and equipment also contributed to the increase. These increases were partially offset by a decrease in depreciation attributable to the completion of depreciation on two Intelsat VI series satellites in 2001 of $48.4 million.

      Privatization initiative expenses refer to the non-recurring costs associated with our privatization. For the three months ended September 30, 2001, those expenses totaled $14.6 million and consisted primarily of the settlement of a contractual dispute related to our privatization and professional fees associated with legal due diligence and human resources compliance activities. No privatization initiative expenses were incurred during the same period in 2002.

      For the nine months ended September 30, 2001, privatization initiative expenses totaled $33.2 million and consisted primarily of the settlement of a contractual dispute related to our privatization, professional fees associated with legal due diligence and human resources compliance activities and a one-time payroll tax adjustment payment made to our employees. No privatization initiative expenses were incurred during the same period in 2002.

Interest Expense and Other Income (Expense)

      Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense increased $14.0 million, or 575%, to $16.4 million for the three months ended September 30, 2002 from $2.4 million for the three months ended September 30, 2001. This increase was due to an increase in gross interest of $6.1 million, resulting primarily from the issuance of our 7 5/8% Senior Notes due 2012 in April 2002, and a decrease in interest capitalized during 2002 of $7.9 million as compared to the amount capitalized in 2001. The decrease in interest capitalized was principally attributable to lower construction in progress balances in 2002 compared to those balances that existed during the same period in 2001, principally due to the construction of the Intelsat IX series satellites, three of which were placed into operation during 2002.

      Interest expense increased $26.6 million, or 324%, to $34.8 million for the nine months ended September 30, 2002 from $8.2 million for the nine months ended September 30, 2001. This increase was due to an increase in gross interest of $11.6 million, resulting primarily from the issuance of our 7 5/8% Senior Notes due 2012 in April 2002, and a decrease in interest capitalized during 2002 of $15.0 million as compared to the amount capitalized in 2001. The decrease in interest capitalized was attributable to lower construction in progress balances and lower interest rates on commercial paper borrowings in 2002 compared to those balances and rates that existed during the same period in 2001.

      Other income (expense) decreased $3.8 million, or 119%, to $(0.6) million for the three months ended September 30, 2002 from $3.2 million for the three months ended September 30, 2001. This decrease was principally attributable to foreign currency exchange losses of $3.0 million. Other income (expense) decreased $8.7 million, or 78%, to $2.5 million for the nine months ended September 30, 2002 from $11.2 million for the nine months ended September 30, 2001. This decrease was principally attributable to a reduction in the level of satellite support services provided to New Skies of $5.1 million. Services provided to New Skies will continue to decline in the future, and the related income is expected to become insignificant. Also contributing to the decrease during the nine months ended September 30, 2002 were foreign currency exchange losses of $4.0 million. The foreign currency exchange losses during both the three-month and nine-month periods ended September 30, 2002 were primarily attributable to the conversion of our Brazilian real cash balances held in Brazil and other working capital accounts to U.S. dollars at the exchange rate in effect on September 30, 2002 or, with respect to exchange transactions effected during the period, at the time that the exchange transactions occurred. Because of continuing business in Brazil under customer contracts denominated in Brazilian reais, our exposure to foreign exchange fluctuations is ongoing.

Income Taxes

      We became subject to certain income taxes in the various jurisdictions in which we operate when we became a private company on July 18, 2001. For the three months and nine months ended September 30, 2002, our provision for income taxes totaled $12.3 million and $36.3 million, respectively. For the three months and nine months ended September 30, 2001, we recorded a tax benefit of $7.0 million, which consisted of income tax expense of $17.6 million for the period subsequent to privatization and an offsetting deferred tax benefit of $24.5 million related to the recording of a net deferred tax asset that arose from our change in taxable status on the privatization date.

      Because Bermuda does not currently impose an income tax, our statutory tax rate was zero. The difference between tax expense reported in our statements of operations and tax computed at statutory rates was attributable to the provision for foreign taxes.

Net Income

      Net income decreased $38.0 million, or 32%, to $82.4 million for the three months ended September 30, 2002 from $120.4 million for the three months ended September 30, 2001. For the nine months ended September 30, 2002, net income decreased $156.4 million, or 39%, to $242.7 million from $399.1 million for the nine months ended September 30, 2001. The decrease during both periods was due principally to lower revenue during these periods in 2002 as compared to revenue recorded during the same periods in 2001, as well as higher interest expense and the provision for income taxes that we recorded in 2002. We also incurred higher recurring operating expenses during these periods in 2002 as compared to the same periods in 2001, which were partially offset by the elimination of non-recurring privatization initiative expenses and other non-recurring expenses.

EBITDA, As Adjusted

      EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. We believe that EBITDA provides investors and analysts with a measure of operating results that is unaffected by differences in capital structures among otherwise comparable companies. Additionally, EBITDA is a widely accepted measure of performance in the fixed satellite services industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to operating or net income as an indicator of performance, or as an alternative to cash flows from operating activities as an indicator of cash flows or any other measure of performance determined in accordance with generally accepted accounting principles, or as a measure of liquidity. EBITDA, as adjusted, increased $4.2 million, or 2%, to $200.8 million for the three months ended September 30, 2002 from $196.6 million for the three months ended September 30, 2001. The principal causes of the increase were the reversal of the provision for uncollectible accounts of $12.8 million and the elimination of non-recurring privatization expenses during the period, offset by a decrease in revenue during the three months ended September 30, 2002, as compared to the same period in 2001, as discussed above.

      For the nine months ended September 30, 2002, EBITDA, as adjusted, decreased $67.3 million, or 10%, to $577.6 million from $644.9 million for the nine months ended September 30, 2001. The principal causes of the decrease were lower revenue and higher operating expenses during these periods in 2002 as compared to the same periods in 2001, which were partially offset by the elimination of non-recurring privatization initiative expenses. See “— Our Business — Telecommunications Revenue” for a further explanation of trends in our revenue and “— Our Business — Expenses” for a further explanation of our increased expenses in recent years. The trends we have experienced in EBITDA, as adjusted, are a direct result of the trends we have experienced in telecommunications revenue and expenses.

Years Ended December 31, 2001, 2000 and 1999

Telecommunications Revenue

      Telecommunications revenue decreased $15.7 million, or 1%, to $1,084.0 million for the year ended December 31, 2001 from $1,099.8 million for the year ended December 31, 2000. The decrease was primarily attributable to a decrease in revenue from channel and carrier based services of $49.6 million. This decline was due to a decrease in the volume of capacity sold for channel and carrier services, which reflects the migration of satellite traffic to fiber optic cables across transoceanic point-to-point routes and the reduction in the amount of capacity held in inventory by distributors for future sale. Revenue from occasional use and cable restoration services also decreased by $17.2 million during this period. This decline in revenue was due to the higher volume of capacity sold for occasional use services in 2000, which was related to the 2000 Olympics and other special events, and a lower volume of capacity sold in 2001 for restoration services due to increased self-restoration of these facilities by our customers.

      The decrease in revenue from the services described above was partially offset by an increase in revenue from lease services of $50.6 million in 2001 from 2000. This increase was attributable to an increase in the volume of capacity sold as leases for business and specialized networks for applications such as Internet backbone connectivity, VSAT networks, multimedia services and video services.

      From a geographic perspective, revenue recognized from each of the regions we serve was relatively consistent in 2001 compared to revenue recognized in these regions in 2000. See “Business — Geographic Distribution of our Revenue” for a breakdown of revenue by geographic region for 2000 and 2001.

      Telecommunications revenue increased $120.7 million, or 12%, to $1,099.8 million for the year ended December 31, 2000 from $979.0 million for the year ended December 31, 1999. This increase was largely attributable to an increase in the volume of capacity sold as leases of $128.7 million, which was principally driven by increases in capacity used for business and specialized networks for applications such as Internet backbone connectivity, VSAT networks and multimedia services. Telecommunications revenue also increased $1.4 million as a result of an increase in revenue from occasional use and cable restoration services. This increase in revenue was attributable to services provided for the 2000 Olympics, which accounted for revenue of $6.7 million, and which offset other decreases in these services of $5.3 million. Partially offsetting these increases in revenue was a decline in channel and carrier services revenue, which decreased by $11.5 million in 2000 from 1999. This decrease in channel and carrier services revenue was due to a decrease in the volume of capacity sold as a result of the migration of point-to-point traffic to newly available fiber optic cables across major transoceanic routes.

      From a geographic perspective, revenue from North America grew relative to other regions in 2000 as compared to 1999. This increase was primarily due to growth in Internet services, as traffic was carried from large U.S. Internet service providers to non-U.S. Internet service providers.

Operating Expenses

      Direct costs of revenue (exclusive of depreciation and amortization) increased $8.8 million, or 9%, to $102.0 million for the year ended December 31, 2001 from $93.2 million for the year ended December 31, 2000. This increase was due to a number of factors, including higher staff costs of $5.0 million. The increase in staff costs was primarily associated with new service development activities and higher benefits costs. We also incurred a non-recurring charge of $4.8 million for canceling a satellite construction contract. Incremental recurring expenses of $6.7 million associated with our operations as a private company also contributed to this increase. See “— Our Business — Expenses” for a further discussion of our incremental recurring expenses associated with our operations as a private company. These increases were partially offset by other expense decreases of $7.7 million.

      Direct costs of revenue totaled $93.2 million for each of the years ended December 31, 2000 and December 31, 1999, although there were some changes in the components of these expenses. In 2000, broadband service offering expenses increased by $2.2 million and earth station operations increased by $2.1 million. Staff salaries and benefits also increased by $2.0 million, incremental spending associated with our planned operations as a private company increased by $1.4 million and other expenses increased by $0.3 million. These increases were offset by an $8.0 million reduction in spending associated with our Year 2000 initiative in 2000.

      Selling, general and administrative expenses increased $33.7 million, or 54%, to $95.6 million for the year ended December 31, 2001 from $61.9 million for the year ended December 31, 2000. This increase was attributable to a number of factors, including higher staff costs of $9.8 million. The majority of the staff cost increase was due to an increase in our sales and marketing staff. We also experienced increased spending on marketing and promotional activities of $8.1 million. Incremental recurring expenses of $10.5 million associated with our operations as a private company also contributed to this increase. See “— Our Business — Expenses” for a further discussion of our incremental recurring expenses associated with our operations as a private company. Finally, we incurred other general cost increases of $5.3 million.

      Selling, general and administrative expenses increased $14.5 million, or 31%, to $61.9 million for the year ended December 31, 2000 from $47.4 million for the year ended December 31, 1999. Of this increase, $3.9 million was due principally to additional sales and marketing expenses associated with commercialization initiatives and $4.2 million was due to increased staff and benefit costs. The majority of the staff cost increase was due to an increase in our sales and marketing staff. Incremental spending associated with our planned operations as a private company of $2.8 million and additional office and occupancy expenses of $1.0 million also contributed to this increase. Other general costs also increased by $2.6 million.

      Depreciation and amortization decreased $73.8 million, or 18%, to $340.4 million for the year ended December 31, 2001 from $414.3 million for the year ended December 31, 2000. This decrease was due both to a change in the estimate of the useful lives for most of the satellites in our fleet and to the completion of depreciation for one of our satellites during 2000. Of this decrease, $60.5 million was attributable to the change in the estimate of the useful lives of our satellites.

      Depreciation and amortization decreased $26.9 million, or 6%, to $414.3 million for the year ended December 31, 2000 from $441.2 million for the year ended December 31, 1999, mainly due to two satellites becoming fully depreciated during 2000 and 1999.

      For the year ended December 31, 2001, privatization initiative expenses increased $12.0 million, or 56%, to $33.6 million from $21.6 million for the year ended December 31, 2000. The increase was primarily attributable to the settlement of a contractual dispute related to our privatization, professional fees associated with legal due diligence and regulatory and human resources compliance activities and a one-time payroll tax adjustment payment made to our employees.

      Privatization initiative expenses increased by $10.1 million, or 89%, to $21.6 million for the year ended December 31, 2000 from $11.4 million for the year ended December 31, 1999. The increase was primarily attributable to an increase in professional fees, which resulted from the higher level of privatization activities that occurred in 2000 as we moved closer to the privatization date.

      We also incurred restructuring expenses of $7.3 million in October 2001 as a result of reducing the size of our workforce by 105 employees, or 11%. The workforce reduction initiative was required to eliminate positions that we no longer needed as a private company and to streamline operations in response to market and industry conditions. We believe these actions have improved our competitive position by reducing our cost base and aligning the capabilities of our staff to our business strategy. No further costs are expected to be incurred in connection with this workforce reduction.

Interest Expense and Other Income

      Interest expense decreased $11.8 million, or 48%, to $13.1 million for the year ended December 31, 2001 from $24.9 million for the year ended December 31, 2000. This decrease was principally due to higher levels of construction in progress in 2001, which led to an increase in capitalized interest of $19.7 million. The effect of the higher capitalized interest was partially offset by an increase in gross interest costs of $7.9 million over the same period due to higher commercial paper borrowings outstanding.

      Interest expense decreased $34.4 million, or 58%, to $24.9 million for the year ended December 31, 2000 from $59.3 million for the year ended December 31, 1999, mainly due to higher levels of construction in progress in 2000, which led to an increase in capitalized interest of $28.9 million. In addition, gross interest costs decreased by $5.5 million over the same period because of lower interest rates on commercial paper borrowings.

      Other income decreased $8.6 million, or 41%, to $12.3 million for the year ended December 31, 2001 from $20.9 million for the year ended December 31, 2000. This decrease was principally attributable to a reduction in the level of satellite support services provided to New Skies.

      Other income declined $8.7 million, or 29%, to $20.9 million for the year ended December 31, 2000 from $29.6 million for the year ended December 31, 1999. This decrease was principally due to a reduction in the level of satellite support services provided to New Skies.

Income Taxes

      As discussed above, we became subject to certain income taxes in the various jurisdictions in which we operate when we became a private company. For the year ended December 31, 2001, our provision for income taxes of $5.4 million consisted of income tax expense of $29.9 million for the period in 2001 subsequent to privatization and an offsetting deferred tax benefit of $24.5 million related to the recording of a net deferred tax asset that arose from our change in taxable status on the privatization date.

Net Income

      Net income decreased $5.9 million, or 1%, to $499.0 million for the year ended December 31, 2001 from $504.9 million for the year ended December 31, 2000. This decrease was due principally to lower revenue and higher operating expenses, excluding depreciation and amortization, during 2001 as compared to 2000, which were offset somewhat by lower depreciation and amortization over the same period.

      Net income increased $148.7 million, or 42%, to $504.9 million for the year ended December 31, 2000 from $356.2 million for the year ended December 31, 1999. The principal causes of the increase were higher revenue and lower interest expense in 2000.

EBITDA, As Adjusted

      EBITDA, as adjusted, decreased $77.6 million, or 8%, to $845.5 million for the year ended December 31, 2001 from $923.1 million for the year ended December 31, 2000. The principal causes of the decrease were the higher operations and development expenses; selling, general and administrative expenses; and privatization initiative expenses in 2001, as well as lower revenue in 2001, as discussed above.

      EBITDA, as adjusted, increased by $96.0 million, or 12%, to $923.1 million for the year ended December 31, 2000 from $827.1 million for the year ended December 31, 1999. The increase was primarily due to higher revenue, which was offset somewhat by higher operations and development expenses; selling, general and administrative expenses; and privatization initiative expenses in 2000.

      See “— Our Business — Telecommunications Revenue” for a further explanation of trends in our revenue and “— Our Business — Expenses” for a further explanation of our increased expenses in recent years. The trends we have experienced in EBITDA, as adjusted, are a direct result of the trends we have experienced in telecommunications revenue and expenses.

Liquidity and Capital Resources

      Our most significant liquidity requirements arise from the funding of capital expenditures related to our satellite fleet and related ground infrastructure and the payment of operating expenses. Other liquidity requirements arise in connection with expanding our business, meeting our working capital requirements and servicing our debt obligations. In addition, we may have liquidity requirements in connection with financing any potential strategic transactions.

Cash Flow Items

      Our net cash provided by operating activities has exceeded our payments for satellites and other property and equipment in each year since 1995. For the nine months ended September 30, 2002, net cash provided by operating activities was $508.3 million and payments for satellites and other property and equipment were $476.6 million. Net cash provided by operating activities for the nine months ended September 30, 2002 was comprised principally of $242.7 million in net income and $266.4 million in depreciation and amortization. For the nine months ended September 30, 2001, net cash provided by operating activities was $640.7 million and payments for satellites and other property and equipment were $451.1 million. Net cash provided by operating activities for the nine months ended September 30, 2001 was comprised principally of $399.1 million in net income and $255.8 million in depreciation and amortization.

      For the year ended December 31, 2001, net cash provided by operating activities was $856.4 million and payments for satellites and other property were $663.7 million. Net cash provided by operating activities in 2001 was comprised principally of $499.0 million in net income and $340.4 million in depreciation and amortization. In addition, an increase of $45.3 million in accounts payable and accrued liabilities and a decrease of $37.4 million in receivables, offset by an increase of $63.8 million in other assets, $30.6 million of which was deferred taxes, contributed to the net cash provided by operating activities in 2001. Net cash provided by operating activities was $933.0 million for the year ended December 31, 2000 and $820.9 million for the year ended December 31, 1999, while payments for satellites and other property and equipment were $546.0 million for the year ended December 31, 2000 and $330.3 million for the year ended December 31, 1999. Net cash provided by operating activities in 2000 was comprised principally of $504.9 million in net income, $414.3 million in depreciation and amortization and an increase of $14.6 million in accounts payable and accrued liabilities. The net cash provided by operating activities in 1999 was comprised principally of $356.2 million in net income, $441.2 million in depreciation and amortization and an increase of $34.1 million in accounts payable and accrued liabilities.

      Net cash used in investing activities was $481.9 million for the nine months ended September 30, 2002. Our investing activity consisted of $376.6 million of capital expenditures for satellites and associated launch services, $55.5 million of capital expenditures for infrastructure projects and other ground network costs, $44.5 million of capitalized interest and $5.3 million, representing the full purchase price, for a deposit on an asset acquisition. Net cash used in investing activities was $451.1 million for the nine months ended September 30, 2001. Our investing activity consisted of $349.0 million of capital expenditures for satellites and associated launch services, $42.6 million of capital expenditures for infrastructure projects and other ground network costs and $59.5 million of capitalized interest.

      Net cash used in investing activities increased $117.7 million, or 22%, to $663.7 million for the year ended December 31, 2001 from $546.0 million for the year ended December 31, 2000. Our investing activity in 2001 consisted of $522.5 million of capital expenditures for satellites and associated launch services, $65.0 million of capital expenditures for infrastructure projects and other ground network costs and $76.2 million of capitalized interest.

      Net cash used in investing activities increased $215.7 million, or 65%, to $546.0 million for the year ended December 31, 2000 from $330.3 million for the year ended December 31, 1999. Our investing activity in 2000 consisted of $425.4 million of capital expenditures for satellites and associated launch services, $64.1 million of capital expenditures for infrastructure projects and other ground network costs and $56.5 million of capitalized interest. Our investing activity in 1999 consisted of $245.2 million of capital expenditures for satellites and associated launch services, $57.5 million for infrastructure projects and $27.6 million of capitalized interest.

      Net cash used in financing activities was $8.7 million for the nine months ended September 30, 2002. Our financing activity principally consisted of $595.8 million in proceeds received from the issuance of our 7 5/8% Senior Notes due 2012, offset by repayment of commercial paper borrowings of $310.1 million, repayment of our $200.0 million Eurobond 7.375% notes due 2002 and payment of $65.0 million for the purchase of our ordinary shares from Teleglobe Inc. At September 30, 2002, there were no commercial paper borrowings outstanding. Net cash used in financing activities was $188.7 million for the nine months ended September 30, 2001. Our financing activity principally consisted of a distribution to the IGO’s owners of $425.0 million, offset by proceeds from commercial paper borrowings of $285.5 million.

      During the nine months ended September 30, 2002, we recorded a foreign currency exchange loss of $4.0 million. The loss was primarily attributable to the conversion of our Brazilian real cash balances held in Brazil and other working capital account balances to U.S. dollars at the exchange rate in effect on September 30, 2002 or, with respect to exchange transactions effected during the period, at the time the exchange transactions occurred. Because of continuing business in Brazil under customer contracts with service fees denominated in Brazilian reais, our exposure to foreign exchange fluctuations is ongoing.

      Net cash used in financing activities decreased $220.6 million, or 54%, to $191.2 million for the year ending December 31, 2001 from the $411.8 million for the year ending December 31, 2000. Our financing activities in 2001 consisted primarily of $293.5 million in borrowings from commercial paper and a final pre-privatization cash distribution to the IGO’s Signatories and Investing Entities in the amount of $425.0 million.

      Net cash used in financing activities decreased $53.1 million, or 11%, to $411.8 million for the year ending December 31, 2000 from $464.9 million for the year ending December 31, 1999. Our financing activities in 2000 consisted primarily of $580.0 million in capital contributions from shareholders, $855.1 million in distributions to shareholders and a $150.0 million repayment of notes payable. Our financing activities in 1999 consisted primarily of $372.0 million in capital contributions from shareholders and $751.6 million in distributions to shareholders.

  Long-Term Debt and Other Liabilities

      At September 30, 2002, we had long-term debt, including the current portion of such debt, of $1,224.5 million. This debt consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of aggregate principal amount of U.S. dollar denominated 7 5/8% Senior Notes due 2012 and a $48.6 million capitalized lease obligation, offset by a discount, net of amortization, on the 7 5/8% Senior Notes due 2012 of $4.1 million.

      The 7 5/8% Senior Notes due 2012 were issued in April 2002. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 our $200.0 million principal amount of Eurobond 7 3/8% Notes due 2002 that had been outstanding. The discount on the 7 5/8% Senior Notes due 2012 represents the difference between the issue price and the face value of the notes at September 30, 2002. In addition, we incurred debt issuance costs of $7.6 million. Both the discount and the debt issuance costs are amortized as interest expense over the life of the Senior Notes utilizing the effective interest method.

      Of our bonds outstanding, $400.0 million matures in 2004, $200.0 million matures in 2005 and the remaining $600.0 million matures in 2012.

      At December 31, 2001, we had long-term debt, including the current portion of such debt, of $1,163.7 million. This debt consisted of $800.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $310.1 million in commercial paper borrowings and a $53.6 million capitalized lease obligation. We incurred gross interest costs of $89.3 million for the year ended December 31, 2001.

      Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the overall satellite construction contract price. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $132.0 million as of September 30, 2002 and $100.1 million as of December 31, 2001.

  Receivables

      Our trade receivables, net totaled $252.5 million at September 30, 2002 and $262.0 million at December 31, 2001. Each of these amounts represents approximately three months of operations, principally because our pre-privatization billing policy required payments from customers to be made quarterly in arrears. Our new billing policy, applicable to service agreements entered into after privatization, generally requires payments to be made monthly in arrears.

      In addition to our billing policy, our collateral profile has also changed as a result of the privatization. Previously, the investment share of the Signatories and Investing Entities, who were also our principal customers, was considered to be collateral for services provided. As a result of the privatization, we no longer hold this investment share as collateral, although some of our customers have pledged our ordinary shares held by them as collateral for services provided. We do not expect this change in collateral profile to have a significant impact on either our results of operations or our financial position.

  Capital Expenditures

      The expected capital expenditures that we describe below are based on our capital commitments to date and our current business plans. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from the expected capital expenditures described below. In addition, levels of capital spending from one year to the next are influenced both by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. As a result, we frequently experience significant variances in our capital expenditure outlays from year to year.

      We expect our capital expenditures to total approximately $664.5 million in 2002, $409.9 million in 2003 and $387.9 million in 2004. Total expected capital expenditures in 2002 consist of $553.1 million of asset costs, $57.6 million of capitalized performance incentives and $53.8 million of capitalized interest. Total expected capital expenditures in 2003 consist of $374.5 million of asset costs, $9.4 million of capitalized performance incentives and $26.0 million of capitalized interest. Total expected capital expenditures in 2004 consist of $362.8 million of asset costs, $10.0 million of capitalized performance incentives and $15.1 million of capitalized interest. Our largest capital expenditures are expected to be associated with the construction and launch of our Intelsat IX and X series satellites. As we complete deployment in 2003 or early 2004 of the two satellites we currently have under contract, we expect to make capital expenditures for additional planned satellites and for satellites to replace the Intelsat VII/VII-A series satellites.

      With respect to the Intelsat IX series satellites, we estimate the total costs for the five satellites launched or to be launched in 2002 and the first quarter of 2003, including the costs of the satellites we successfully launched in February, March, June and September 2002, to be approximately $1,258.1 million, which includes the costs of satellite construction, launch services and insurance, as well as capitalized performance incentives. Of this amount, $408.1 million is expected to be spent in 2002 and $60.2 million is expected to be spent in 2003, in each case excluding capitalized interest. We expect to complete the deployment of the Intelsat IX series satellites during 2003 when we launch the Intelsat 907 satellite. As of September 30, 2002, $206.0 million of expected costs for the Intelsat IX series satellites were covered by contractual commitments. As of December 31, 2001, $519.0 million of expected costs for the Intelsat IX series satellites were covered by contractual commitments.

      We estimate the total costs for our Intelsat X series satellite to be approximately $281.2 million, which includes the costs of satellite construction, launch services and insurance, as well as capitalized performance incentives. Of this amount, we expect to spend $99.8 million in 2002, $130.2 million in 2003 and $31.0 million in 2004, in each case excluding capitalized interest. We expect to launch our Intelsat X series satellite in late 2003 or early 2004. As of September 30, 2002, $119.2 million of expected costs for the Intelsat X series satellite were covered by contractual commitments. As of December 31, 2001, $314.3 million of expected costs for the Intelsat X series satellite were covered by contractual commitments.

      During 2002, we do not expect to have capital expenditures on additional planned satellites. However, we anticipate capital expenditures for additional planned satellites will be $69.5 million in 2003 and $175.4 million in 2004, as we expect to procure additional and replacement satellites to provide additional satellite capacity for new services. As of each of December 31, 2001 and September 30, 2002, we had no contractual commitments with respect to these satellites.

      Infrastructure and other projects during 2002 consist primarily of projects designed to expand our ground communications network facilities and develop new bundled services. We intend to invest $102.1 million in 2002 for ground facilities and other infrastructure to support our satellite network and for our global connectivity services and broadband services initiatives, excluding capitalized interest. We also intend to invest $123.4 million in 2003 and $132.3 million in 2004, in each case excluding capitalized interest, for ground facilities and other infrastructure to support our satellite network and for our global connectivity services and broadband services initiatives. See “Business — Our Strategy” for a discussion of our planned services and market plans. As of September 30, 2002, we had $13.7 million in contractual commitments with respect to these infrastructure and other project initiatives. As of December 31, 2001, we had $46.5 million in contractual commitments with respect to these infrastructure and other project initiatives.

      As of September 30, 2002, we had other contractual commitments of $149.9 million, including satellite performance incentives obligations related to satellites in-orbit and lease payment obligations for one of the two satellites on which we lease capacity. Of this amount, we expect to spend $7.4 million during the remainder of 2002, $29.6 million in 2003 and $29.1 million in 2004. As of December 31, 2001, we had other contractual commitments of $172.2 million, including satellite performance incentive obligations related to satellites in orbit and lease payment obligations for one of the two satellites on which we lease capacity.

  Capital Resources

      We expect that our future working capital, capital expenditures and debt service will be satisfied by cash generated from our operations and obtained from the capital markets. We used the net proceeds of $588.2 million from the issuance and sale in April 2002 of our 7 5/8% Senior Notes due 2012 to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 our $200.0 million principal amount of Eurobond 7 3/8% Notes due 2002 that had been outstanding. We will continue to fund working capital needs with cash generated from operations and by issuing commercial paper. We expect to fund our capital expenditures during the year with cash flows from operations and, if necessary, by issuing commercial paper.

      To support our commercial paper program and to provide funding for general corporate purposes, we entered into two agreements on March 21, 2002 with a group of financial institutions for a $500.0 million unsecured 364-day revolving credit facility, which expires in March 2003, and a $500.0 million 3-year unsecured revolving credit facility, which expires in March 2005. The 364-day revolving credit facility allows us to convert any amounts outstanding as of the expiration date to a one-year term loan. At our option, borrowings under the facilities, including any term loans, will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. Under the terms of both agreements, we are required to satisfy certain financial and operating covenants, including a covenant requiring us to maintain a ratio of EBITDA to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day. The 3-year revolving credit facility contains an additional covenant requiring that the ratio of our debt to EBITDA not exceed 2.5 to 1 at any time. Under each of the credit facilities, both the facility fee and the margin over the Eurodollar rate at which we can borrow increase incrementally if there is a downgrade in our credit rating by Standard & Poor’s or Moody’s Investors Service, Inc. See “Description of Other Indebtedness — Revolving Credit Facilities” for a further discussion of our credit facilities. As of September 30, 2002, we were in compliance with these covenants and there were no borrowings outstanding under either revolving credit facility. Our policy is to classify commercial paper borrowings supported by our revolving credit facilities as long-term debt because we have both the ability and the intent to maintain these obligations for longer than one year.

      These two credit facilities replaced a 364-day credit facility that was in place at December 31, 2001. The agreement for the replaced facility contained terms and conditions similar to those of our current credit agreements. Under the terms of this credit facility, we were required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of December 31, 2001, we were in compliance with these covenants and there were no borrowings outstanding under the credit facility.

      We anticipate that borrowings from our commercial paper program and cash from operations would be adequate to allow us to fund our capital expenditures and service our debt in 2002. However, even though we expect that a majority of our revenue in 2002 will be generated from existing customer service contracts, we cannot be assured of generating our expected revenue in the event of an unforeseen decrease in the demand for our services.

      If we were to consummate any strategic transactions or undertake other projects requiring significant capital expenditures, we may be required to seek additional financing. A number of factors would influence our ability to obtain such financing, including general market conditions over which we have no control. Both our credit rating and our ability to obtain financing may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Our customer relations as well as our backlog are considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, our expected future cash flows and the capital expenditures required to execute our business strategy.

      We cannot be certain that our assumptions with respect to costs for future construction and launch of our satellites will be correct, or that funds available to us from the sources discussed above will be sufficient to cover any shortfall in funding for additional launches caused by launch failures, cost overruns, delays, capacity shortages or other unanticipated expenses.

      The following table sets forth our contractual obligations and capital commitments for 2002, 2003 and 2004 as of September 30, 2002 and our currently planned capital expenditures for 2002, 2003 and 2004.

	2002	2003	2004

	(in millions)
Contractual obligations:
Long-term debt(1)	$25.7	$102.7	$488.8
Capital commitments(2)	75.2	147.1	51.7
Operating leases	6.4	16.9	16.5

Total contractual obligations	$107.3	$266.7	$557.0

Planned capital expenditures(3)	$664.5	$409.9	$387.9

(1)	Includes principal and interest on long-term debt.

(2)	Includes contractual commitments for satellites and principal and interest on deferred satellite performance incentives.

(3)	Includes capitalized performance incentives and capitalized interest.

Currency and Exchange Rates

      Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. Brazil has, on average, represented approximately 4% of our revenue for the last three years. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

Disclosures about Market Risk

      We have existing obligations related to our long-term debt agreements. The significant terms of those financial instruments are disclosed in Note 6 to our consolidated financial statements appearing elsewhere in this prospectus. We do not have significant cash flow exposure to changing interest rates on the majority of our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. We had $853.6 million in fixed rate debt as of December 31, 2001. As of December 31, 2001, we also had $310.1 million of commercial paper borrowings outstanding, which matured at various dates through January 2002. As of September 30, 2002, we had $1.2 billion in fixed rate debt and no commercial paper borrowings outstanding. To the extent that we fund working capital needs or our capital expenditures using commercial paper, we will be subject to interest rate and related cash flow risk. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates. To the extent that we make significant borrowings under our existing credit facilities, we will evaluate the appropriateness of using various hedging instruments.

      Presented below is an analysis of our financial instruments as of December 31, 2001 that are sensitive to changes in interest rates. Also presented below is an analysis of our financial instruments as of September 30, 2002 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed rate debt, the sensitivity table below illustrates “market values”, or the price at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2001 or September 30, 2002, as applicable.

	Interest Rate Risk (in millions) as of December 31, 2001

	Valuation of Securities				Valuation of Securities
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

$200 million principal Eurobond 8.125% notes due 02/28/05	$218.5	$215.5	$212.5	$209.6	$206.7	$203.9	$201.2
$200 million principal Eurobond 8.375% notes due 10/14/04	$219.0	$216.3	$213.7	$211.1	$208.5	$206.0	$203.5
$200 million principal Dragon bond 6.625% notes due 03/22/04	$209.8	$207.6	$205.5	$203.4	$201.4	$199.3	$197.4
$200 million principal Eurobond 7.375% notes due 08/06/02	$204.4	$203.8	$203.2	$202.6	$202.0	$201.4	$200.8

Interest Rate Risk (in millions) as of December 31, 2001

	Annual Interest Expense				Annual Interest Expense
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

Commercial paper	$3.5	$5.0	$6.6	$8.1	$9.7	$11.3	$12.8

	Interest Rate Risk (in millions) as of September 30, 2002

	Valuation of Securities				Valuation of Securities
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

$600 million principal 7.625% senior notes due 04/15/12	$683.1	$660.1	$638.0	$616.9	$596.8	$577.5	$559.0
$200 million principal Eurobond 8.125% notes due 02/28/05	$218.1	$215.7	$213.4	$211.1	$208.8	$206.5	$204.3
$200 million principal Eurobond 8.375% notes due 10/14/04	$217.7	$215.7	$213.7	$211.7	$209.7	$207.8	$205.9
$200 million principal Dragon bond 6.625% notes due 03/22/04	$208.0	$206.5	$205.1	$203.7	$202.3	$200.9	$199.5

      These sensitivity analyses provide only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analyses.

Critical Accounting Policies

      Our significant accounting policies are described fully in Note 2 to our consolidated financial statements. We consider the accounting policies related to revenue recognition and our satellites and other property and equipment to be critical to the understanding of our results of operations. The impact of any associated risks related to these policies on our business operations is discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section where such policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      We recognize telecommunications revenue primarily from satellite utilization charges, which are recognized as revenue over the period during which the satellite services are provided. Such revenue is recognized provided that collectability of the related receivable is probable. We make estimates regarding the probability of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment. When we have determined that the collectability of payments for satellite utilization is not probable at the time the service is provided, we defer recognition of the revenue until such time that collectability is believed to be probable or the payment is received. If our estimate of the probability of collection is not accurate, we may experience an increase in our bad debt expense or lower revenue.

      We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms.

      Satellites and other property and equipment are stated at cost. These costs consist primarily of the cost of satellite construction and launch, including insurance premiums, the net present value of performance incentives payable to the satellite manufacturers, costs directly associated with satellite construction and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term, multi-satellite contracts that provide for payments over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

      Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 7 years to 15 years. We make estimates of the useful lives of our satellites for depreciation and amortization purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite’s hardware is guaranteed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from 10 years to 13 years and orbital maneuver lives as high as 17 years. Although the orbital maneuver lives of our satellites have historically extended beyond their contractual design lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. For example, as of January 1, 2001, we revised the estimated useful lives for substantially all Intelsat VII and VIII series satellites based on our review of the performance of our satellite fleet. The effect of this change in estimate was to increase the useful lives of these satellites by approximately two years, and thereby decrease depreciation and amortization expense by approximately $60.5 million for the year ended December 31, 2001. As a result of this change, the useful lives of our satellites generally exceed the orbital design lives and are less than the orbital maneuver lives. Additional changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

      We have not experienced a catastrophic in-orbit loss throughout our history, and our current satellite fleet is generally healthy. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business. Most of these problems have been component failures and anomalies that have had little or no long-term impact on transponder availability to date. All of our satellites have been designed to accommodate an anticipated rate of equipment failure with adequate redundancy to meet or exceed their orbital design lives. To date, this redundancy design scheme has proven effective, but this trend may not continue. See “Business — Network — Our Satellites — In-Orbit Satellites” for a discussion of notable anomalies, losses and risks to our satellite fleet.

      On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. On September 20, 2002, pursuant to the share purchase agreement, Intelsat Global Sales acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million, waived its claims against outstanding receivables owed by Teleglobe Inc. as of May 15, 2002 and granted Teleglobe Inc. certain limited rights in the acquired shares. This transaction and the accounting for this transaction are further discussed under “— Related Party Transactions — Teleglobe Share Purchase Agreement”.

Related Party Transactions

     Our Shareholder Relationships

      Because of our history as a recently privatized intergovernmental organization, a significant percentage of our customers are also shareholders in our company. Our shareholders, formerly the IGO’s Signatories and Investing Entities, accounted for approximately 89% of revenue in 2001, 88% of revenue in 2000 and 90% of revenue in 1999. These Signatories and Investing Entities received investment share in the IGO based on their percentage use of the IGO’s satellite system. Additionally, they made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Prior to privatization, prices for our services were set by a tariff schedule and determined on a non-discriminatory basis. As a private company, we are now able to set new, market-based prices for new services ordered by our customers.

      At privatization, the IGO’s Signatories and Investing Entities received shares in our company in proportion to their ownership in the IGO on the privatization date and became shareholders of 100% of the outstanding ordinary shares. Because our customers’ ownership of our ordinary shares is no longer connected to their use of our system, our customers may increase their use of the systems of other telecommunications services providers. However, we believe that some of our customers could not move all of their business with us to another satellite services provider without incurring high costs, due in part to technical differences between our network and the networks of most of our competitors. See “Risk Factors” for a discussion of the potential impact of the privatization on our customer base.

     COMSAT Asset Purchase Agreement

      On March 15, 2002, we entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc., each of which are wholly owned subsidiaries of Lockheed Martin Corporation, our largest shareholder. On November 25, 2002, pursuant to this agreement, we purchased most of the assets of COMSAT World Systems, a business unit of COMSAT, and COMSAT Digital Teleport, Inc. We believe that this transaction is on arm’s-length terms. The service contracts assigned to us in connection with the COMSAT transaction include contracts with WorldCom, Inc., which became one of our largest customers upon the closing of the COMSAT transaction. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

      For a further description of the asset purchase agreement with COMSAT, see “Related Party Transactions — COMSAT Asset Purchase Agreement”. For a description of our revenue from WorldCom, Inc., see “— WorldCom Reorganization” below.

     New Skies Agreements

      As described under “Creation of Intelsat, Ltd. — The Privatization”, on November 30, 1998, the IGO transferred a portion of its assets and liabilities to New Skies, and New Skies issued shares to the holders of investment share in the IGO in proportion to their investment share in the IGO. We entered into a number of agreements with New Skies in connection with this transaction, including agreements relating to the provision of transition services with respect to the transferred assets. Most of these agreements have terminated. On January 16, 2002, we and New Skies entered into a settlement agreement relating to liability for taxes that may be imposed on service fees payable pursuant to service commitments transferred to New Skies. Pursuant to the settlement agreement, we made a lump sum payment to New Skies of $5.0 million as a pre-payment for taxes likely to be imposed on the service fees paid pursuant to transferred customer commitments of customers located in six countries. We may be obligated to make other payments to New Skies in some circumstances. However, our total payments under the settlement agreement are capped at $29.0 million. Of the $29.0 million, we believe that the likelihood of payment of $13.5 million is probable and have charged this amount to operations as of the year ended December 31, 2001. The $13.5 million charge to operations includes the $5.0 million upfront payment already made to New Skies. We believe the transactions with New Skies were on arm’s-length terms and are not significant to our results of operations.

     TTC&M Contracts

      Some of our customers also provide tracking, telemetry, command and monitoring, or TTC&M, services for our ground network, support services for our back-up operations facility, or host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations.

     Teleglobe Share Purchase Agreement

      On May 15, 2002, one of our largest customers and one of our shareholders, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, we recorded a reserve of $12.8 million against all of our accounts receivable from Teleglobe Inc. as of March 31, 2002, and did not recognize any revenue from Teleglobe Inc. from April 1, 2002 through May 15, 2002 because collection was not ensured. We have continued to provide services to Teleglobe Inc. for which payment in advance has been received since May 16, 2002. Teleglobe Inc. and its affiliates accounted for approximately 4% of our 2001 telecommunications revenue. Telecommunications revenue generated from Teleglobe Inc. and its affiliates was approximately $36.0 million for the nine months ended September 30, 2001 and approximately $28.0 million for the nine months ended September 30, 2002.

      On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. On September 20, 2002, pursuant to the share purchase agreement, Intelsat Global Sales acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million in accordance with the terms described below.

      Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, who holds the shares in trust for Intelsat Global Sales, subject to specified limited rights of Teleglobe Inc. Teleglobe Inc. is entitled to certain limited voting and dividend rights in the shares held by the escrow agent. The share purchase agreement contemplates that the escrow agent will sell the shares in our contemplated initial public offering or in another manner set forth in the agreement and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90.1 million, Intelsat Global Sales will receive $90.1 million, and Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90.1 million. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90.1 million that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If we have not conducted a registered offering of our ordinary shares by December 31, 2003, or if we have conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90.1 million. If there are any shares or cash remaining after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc.

      In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its and its affiliates’ service orders with us, which represent approximately $134.8 million, or 3%, of our backlog as of September 30, 2002. The remaining service orders, which represented approximately $47.4 million, or 1%, of our contracted backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. Teleglobe Inc. also agreed to provide payment semi-monthly in advance for the service orders it has with us that were not terminated, as opposed to the quarterly in arrears payment terms originally applicable to those service orders. Upon the assignment of Teleglobe Inc.’s service orders to another person, the service orders will be amended to provide for payment monthly in arrears. The assignment of these service orders is subject to the consent of Intelsat Global Sales, which has agreed not to unreasonably withhold its consent as long as the service orders are assigned to persons that Intelsat Global Sales considers in its reasonable opinion to be credit-worthy in accordance with its credit criteria. All other terms and conditions of these service orders will remain unchanged.

      Teleglobe Inc. filed for creditor protection in Ontario, Canada on May 15, 2002, and accordingly the closing of the share purchase transaction was subject to, among other things, the approval of the monitor of the Canadian insolvency proceedings and the approval of the Ontario Superior Court of Justice, both of which were obtained. All rights of appeal from the Court’s decision to approve the transaction have expired. In connection with the share purchase transaction, Intelsat Global Sales released Teleglobe Inc. from claims with respect to all service fees payable for services provided to Teleglobe Inc. prior to May 15, 2002 and with respect to all termination fees payable pursuant to the service orders being terminated, as described above.

      We have accounted for the share purchase transaction similar to an acquisition of treasury stock. Under Financial Accounting Standards Board Technical Bulletin No. 85-6, amounts paid for treasury stock above fair value and additional rights and consideration received are allocated to the various components received. The estimated aggregate market value of the shares acquired by us exceeded the cash payments made to Teleglobe Inc. on September 20, 2002 by more than the amounts due to us. As a result, we are able to recover approximately $16.0 million of receivables owed by Teleglobe Inc., consisting of the $12.8 million that was fully reserved in the first quarter of 2002 as well as $3.1 million related to telecommunications revenue that had not been previously recognized since the collection of those amounts was not ensured. We believe that the closing of the share purchase transaction enabled us to change our estimated reserve for uncollectible accounts and recognize the previously unrecognized service fees for which collection was uncertain, in accordance with Accounting Principles Board Opinion No. 20 “Accounting Changes”. The shares acquired by Intelsat Global Sales are deemed not to be outstanding for the purposes of our consolidated financial statements.

      Teleglobe Inc.’s remaining interest in the shares is deemed to be a free-standing derivative in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. This resulted in our recording of an obligation to Teleglobe Inc. totaling $25.9 million to reflect the estimated fair value of this derivative. Any future changes that occur in our obligation to Teleglobe Inc. will be recorded as an additional expense or as additional income on our consolidated financial statement of operations.

      We believe that the share purchase transaction between Teleglobe Inc. and Intelsat Global Sales was on arm’s-length terms. The share purchase agreement and related escrow agreement, including the transaction price and other terms, were negotiated extensively by the parties to the agreements. The share purchase transaction provided Teleglobe Inc. with the ability to liquidate its investment in Intelsat, Ltd. and receive needed cash. The transaction also permitted Teleglobe Inc. to cancel some of its service orders with us without penalty. The share purchase transaction provided us with an opportunity to continue an important customer relationship with Teleglobe Inc. in which Teleglobe Inc. agreed not to repudiate nearly 75% of its service orders with us and agreed to pay for services semi-monthly in advance. The transaction also allowed us to retire outstanding Intelsat, Ltd. shares at what we currently estimate to be a significant reduction from the market value of these shares. The transaction price was determined by a combination of factors, including current market conditions, the lack of a current public market for the shares and the commercial relationship among the parties. Other relevant factors included the uncertainty as to when Intelsat Global Sales will have the opportunity to liquidate its investment in the shares, uncertainty as to the amount that it will receive for the shares and Teleglobe Inc.’s desire in connection with its insolvency proceeding to preserve the potential for additional payments from resale of the shares.

  Wildblue Subscription Agreement

      On December 9, 2002, we entered into an agreement with Wildblue Communications, Inc., referred to as Wildblue, to acquire a minority stake in Wildblue for a purchase price of $58.0 million. Wildblue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004. The closing of this acquisition is subject to, among other things, FCC and other governmental approvals and the satisfaction of other closing conditions. We have agreed to provide Wildblue with up to $2.0 million in interim funding before the closing of the acquisition, which will be repaid upon closing. Other investors in this round of financing, which totals $156.0 million including our investment, include the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of our directors, Gary Howard, is the Executive Vice President, Chief Operating Officer and a director of Liberty Media Corporation, which indirectly owns a minority interest in Wildblue and owns a majority of the outstanding stock of Liberty Satellite & Technology, Inc.

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, “Business Combinations”, or SFAS No. 141, which is effective for all business combinations completed after June 30, 2001 and supersedes Accounting Principles Board, or APB, Opinion No. 16, “Business Combinations”. Under SFAS No. 141, companies will be required to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met and provide additional disclosures regarding business combinations and the allocation of purchase price. The adoption of SFAS No. 141 did not have a material impact on our results of operations or financial position.

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and intangible assets and supersedes APB Opinion No. 17, “Intangible Assets”. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets recorded at that date. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The statement provides guidance on measuring goodwill and intangible asset impairments that includes a discounted cash flow methodology. The adoption of SFAS No. 142 on January 1, 2002 did not have a material effect on our results of operations or financial position.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard is effective in the first quarter of 2003. We do not believe that SFAS No. 143 will have a significant impact on our results of operations or financial position.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 is effective in the first quarter of 2002. The adoption of SFAS No. 144 on January 1, 2002 did not have a material effect on our results of operations or financial position.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt are effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions of this statement relating to lease modifications are effective for transactions occurring after May 15, 2002. We do not believe this standard will have a material impact on our results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. We are required to adopt the provisions of this statement for exit or disposal activities initiated after December 31, 2002. We do not believe this standard will have a material impact on our results of operations or financial position.

Dividend Policy

      Since our formation in connection with the privatization of the IGO, we have not declared or paid cash dividends on our ordinary shares. The declaration of dividends by Intelsat, Ltd. is subject to the discretion of our board of directors. Our board of directors will review our dividend policy from time to time in light of the conditions existing at the time, including our financial condition, results of operations, capital requirements, general business conditions and such other factors as our board of directors deems relevant.

WorldCom Reorganization

      Upon the closing of the COMSAT transaction described above, WorldCom, Inc. became one of our largest customers. On July 21, 2002, WorldCom, Inc., filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers before the closing of the COMSAT transaction was approximately $5.4 million for the nine months ended September 30, 2002 and approximately $7.3 million for the year ended December 31, 2001. WorldCom, Inc. and its affiliates, as direct customers, accounted for approximately 0.7% of our telecommunications revenue for the nine months ended September 30, 2002 and approximately 0.7% of our telecommunications revenue for the year ended December 31, 2001. We understand from Lockheed Martin Corporation that WorldCom, Inc. accounted for approximately $60 million of COMSAT’s revenue from the sale of our capacity in 2001 and for approximately $91.4 million, or 30%, of COMSAT’s backlog as of September 30, 2002 for the sale of our capacity. The loss of WorldCom, Inc. as a customer would reduce our revenue and could materially adversely affect our business.

Termination of Our Order for the Intelsat 10-01 Satellite

      In November 2002, we exercised our right to terminate the portion of our satellite construction contract with Astrium SAS relating to the Intelsat 10-01 satellite, due to Astrium SAS’ significant postponement in the delivery date of the satellite. As a result of this termination, we expect to reduce our planned capital expenditures by approximately $165.0 million. Additionally, we currently expect to incur a fourth quarter charge to our consolidated statement of operations in the range of approximately $15.0 million to $55.0 million, representing the write-off of capitalized satellite program costs, including launch vehicle costs, program office costs, interest and ground network costs. Pursuant to our contract with Astrium SAS, we are entitled to receive repayment in full of all amounts that we have paid to Astrium SAS under the contract. To the extent that we do not receive repayment in full, we may set off the remaining balance from any amounts that we owe to Astrium SAS under our contract for the Intelsat 10-02 satellite currently under construction. In accordance with the contract, we have requested that Astrium SAS refund to us the payments we have made under the contract and meet with us to discuss any other remedies to which we may be entitled. We have not terminated the portion of our contract with Astrium SAS relating to the Intelsat 10-02 satellite currently on order. We do not expect the termination of our order for the 10-01 satellite to have any impact on our ability to meet currently forecasted satellite capacity demands. We are currently working with Astrium SAS and our launch vehicle suppliers for the Intelsat X series satellites in order to minimize the financial impact of this satellite termination. Therefore, the actual financial impact of our termination of the 10-01 satellite could vary significantly from our current estimates.

Workforce Reduction

      Effective December 3, 2002, we reduced our staff by approximately 130 employees, or approximately 12%, reflecting the reorganization of our business to streamline operations in response to market and industry conditions. We expect to incur severance costs of approximately $6.0 million in the fourth quarter of 2002 as a result of this workforce reduction, and no further costs are currently expected to be incurred.

Other Events

      We have notified Eutelsat S.A. and some of its shareholders of our interest in obtaining all of the outstanding capital stock of Eutelsat. We currently expect to make a definitive offer for Eutelsat’s stock, but no decision regarding the precise terms of, or how we would finance, any such offer has been made, and there can be no certainty that we will make such an offer. If we were to make such an offer, we do not know whether it would be accepted. Eutelsat currently owns and operates a fleet of satellites, and primarily provides broadcast video services and corporate network services in Europe, the Middle East, Africa, Asia, eastern North America and South America.

BUSINESS

      We are a leading global communications services provider, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Since our inception in 1964, we have provided the satellite communications links for events that were milestones in 20th century history — from broadcasting the video signals for the first moon walk, to providing the direct communications link connecting the White House and the Kremlin, to broadcasting the events of every Olympics since 1968. Our goal is to be a global connectivity leader connecting people and businesses around the world with high-quality, flexible and innovative communications services.

Our Strengths

Global Communications Network

      We have developed our own communications network, which covers over 99% of the world’s populated regions. Our network includes 23 high-quality satellites in orbit and leased capacity on 2 satellites owned by strategic partners in the Asia-Pacific region, as well as ground facilities relating to the operation and control of our satellites. We have market access to provide satellite capacity in the C- and Ku-bands in over 200 countries and territories. We believe that our network is well positioned for applications that take advantage of the ubiquity and point-to-multipoint capability of satellite communications, such as broadcast services.

      We believe our satellite infrastructure, with the largest total transponder capacity in our industry, provides us with an important competitive advantage given the scarcity of prime orbital locations and the relatively high costs of, and long lead time involved in, designing, building, launching and operating satellites.

Established Customer Base

      Our customer base includes over 400 communications providers, including many of the world’s leading carriers, Internet service providers, network integrators and broadcasting companies. Customers that currently use our capacity and services include:

• British Telecommunications plc	• France Telecom

• Cable and Wireless plc	• Telenor Broadband Services AS

• China Telecom	• Videsh Sanchar Nigam Limited

      End users of our system include AT&T Corp., CNN International, Reuters Group PLC and the World Bank, as well as defense and other agencies of various governments. We have served many of our largest customers for over 30 years and have well-established relationships with the dominant communications service providers in many countries. We believe our existing customer base provides us with a competitive advantage in local markets around the world and credibility as we introduce new services.

Operational Excellence

      We believe that we provide our customers with a level of satellite expertise that is unmatched in our industry. We have experienced no significant in-orbit loss on any of our satellites throughout our history. Our customers rely on our operational and engineering leadership, gained through our over 38-year operating history and pioneering achievements in space communications. Our network has been designed to provide a high level of redundancy and flexibility for our customers. Our engineering and operations staff participates in every stage of the lifecycle of each of our satellites, from the initial stages of development and construction through the end of a satellite’s orbital life. We measure the reliability of our network over a given period of time by calculating the total transponder hours in service for satellites owned and operated by us as a percentage of the total number of potential transponder hours during that time period, including hours during which transponders were not in service due to interruption or other outage. For the year ended December 31, 2001, our transponder availability rate was 99.9993%, with the availability rates for each year since 1985 averaging over 99.997%. We believe our long history of high-quality, reliable service is a leading contributing factor to our ability to attract and retain our customers.

Balanced Geographic and Service Application Mix

      We operate our business on a global basis. We believe that one of our strengths is our well-balanced geographic and service application mix. We derive a significant share of our revenue from almost every region of the world. We distinguish ourselves by the balanced and diverse range of applications for which our services are used, including voice and data, corporate network, video and Internet applications. Each of these service applications contributes importantly to our revenue. This balanced geographic and service application mix contributes to the relatively high level of stability of our business.

Solid Financial Performance

      Our business is well established. We compete in the fixed satellite services sector, which has a history of consistent and stable growth. We have generated net income every year since 1973. Over the last five years, our telecommunications revenue has grown at an average annual rate of 5.4% on a pro forma basis adjusted to exclude revenue from assets transferred to New Skies in November 1998. Our net income before taxes over this same period, on a pro forma basis giving effect to the New Skies transaction, grew at an average annual rate of 8.4%. In 2001, we had telecommunications revenue of $1,084.0 million, EBITDA of $845.5 million and net income of $499.0 million. We believe our competitive position is enhanced by our strong balance sheet relative to our competitors.

      We intend to leverage these strengths and our leadership position to grow our business. We anticipate our growth will come from implementing our strategy to take advantage of the following trends:

•	the increasingly international nature of business;

•	the continuing deregulation of telecommunications markets;

•	the continuing growth of data traffic and the Internet;

•	the increasing demand for value-added communications services and for integrated services that require hybrid networks with both satellite and terrestrial components; and

•	the increase in demand for broadband connectivity in connection with growth in the use of the Internet.

Our Strategy

      Our goal is to be a global connectivity leader connecting people and businesses around the world with high-quality, flexible and innovative communications services. We intend to strengthen and grow our core business by implementing the following strategies:

•	sustain and build upon our leadership position in the fixed satellite services sector, focusing on voice and data, corporate network, video and Internet services;

•	launch new satellites to support growth;

•	introduce integrated global connectivity services and value-added communications services; and

•	pursue strategic transactions.

      We believe that these strategies will allow us to strengthen and leverage our core operations and maximize our ability to capitalize on new and emerging growth trends in our industry.

   Sustain and Build Upon Our Leadership Position in the Fixed Satellite Services Sector

      We intend to sustain and build upon our leadership position in the fixed satellite services sector by leveraging our well-established customer relationships to broaden the scope of the customers we serve. Our customer base is an asset we have built over 30 years of providing high-quality, reliable satellite communications services on a global basis. Our customers use our satellite capacity in their own networks, use our capacity to provide services to their own customers and resell our satellite capacity to third-party service providers. The trend towards deregulation in many local markets and the removal of restrictions on our business as a result of our privatization provide us with opportunities to:

•	leverage our existing customers to accelerate the introduction of new services;

•	develop new relationships with systems integrators and value-added resellers to create expanded markets for our services;

•	build additional sales channels for our services in regions where distribution of our services was previously limited; and

•	intensify our focus on market segments requiring point-to-multipoint applications.

      We will use these opportunities to implement specific initiatives in each of the four core fixed satellite services business segments discussed below to expand our customer base and grow our revenue.

Voice and Data

      We intend to leverage our lead in voice and data services by increasing our focus on customers utilizing capacity for thin route and middle mile applications. Thin route applications are point-to-point connections between low-traffic communications hubs in smaller cities. Middle mile applications are point-to-point connections from a cable interconnect or communications hub to a telecommunications central office in a remote or unserved area. Specifically, we intend to:

•	expand existing customer relationships and seek new customers in countries:

—	with limited terrestrial infrastructure;

—	where direct access to undersea cable is difficult; and

—	where we believe satellites can be used effectively to serve middle mile, as well as medium and thin route, requirements;

•	establish new channels of distribution to reach medium- and small-sized companies;

•	target customers in newly deregulated markets, where new carrier companies are seeking to introduce their services quickly and independently of the local established carrier; and

•	introduce new, more cost-effective technologies to our existing customers, which we believe will enhance our retention rates and provide our customers with more efficient use of our network.

Corporate Networks

      We intend to expand from our current significant distributor base of satellite-oriented network integrators to other, less specialized participants in the private data network arena. Specifically, as a leading provider of satellite-based corporate network services, we believe we are well positioned to work with global private network providers, offering satellite and hybrid network design, implementation capability and test assistance to increase the use of satellite services as extensions and overlays to their networks. We will also seek to establish partnerships with hardware providers and form distribution alliances with private satellite data network providers, enabling us to offer end-to-end solutions. Our primary focus will be on high-growth regions such as the Asia-Pacific and Latin American regions.

Video

      We will seek to emphasize our video business and to retain and grow our current customer base. We intend to develop a distribution community in Latin America and to build broadcast communities in newly emerging markets, such as South Asia and China. We intend to focus on areas where terrestrial digital multichannel video is not available and where satellite-based, direct-to-home television systems are not yet well established. In addition, we intend to create value for new video customers by introducing integrated transmission and multimedia applications and technology platforms to respond to customer requirements for both programming contribution and distribution. We are currently conducting a market trial of digital file transfer technologies that should enable broadcasters and news organizations to more efficiently move video content to key distribution points in their networks. Although we have historically served only a small fraction of the video segment, we intend to focus on expanding our customer base and market share of this segment in the future.

Internet

      We have been providing transmission capacity for the Internet since its inception in the 1970s. We are the market leader in providing satellite capacity for Internet backbone connectivity according to Euroconsult’s estimates of Internet traffic in 2000, measured in terms of capacity used. Euroconsult is a leading satellite communications research firm. This prospectus contains information from Euroconsult’s January 2002 Satellite Communications & Broadcasting Markets Survey and from its 2000 World Benchmark of Satellite Operations. We provide point-to-point, also referred to as trunking, services to large Internet service providers establishing connections to remote locations. We will seek to further penetrate this segment by introducing integrated satellite/ fiber services to our Tier 1 Internet service provider customers, which are carriers whose Internet traffic is sufficiently large that they exchange traffic at no cost with other carriers or peers of similar size. Our customers include some of the premier Tier 1 Internet service providers, such as Cable and Wireless plc. In addition, we intend to expand our marketing directly to local Tier 2 and Tier 3 Internet service providers, which must pay Tier 1 providers to exchange their traffic, particularly focusing on the growing Asian and Latin American markets. In many cases, satellite capacity is the only available means for regional Internet service providers to directly access the Internet backbone. We intend to provide these Internet service providers with complete Internet backbone access services. These services include hardware from third-party resellers, satellite capacity, Internet backbone connections and network management. See also “— Introduce Integrated Global Connectivity Services and Value-Added Communications Services” below for a description of our strategy to offer integrated and value-added services to our customers.

Launch New Satellites to Support Growth

      We intend to continue updating our fleet of satellites in order to provide our global customers with high-quality, high-power satellite transmission services and to provide additional capacity for our growth strategies discussed above. We began a nine-satellite launch program in 2001. Six of these satellites have been successfully launched. On November 21, 2002, we terminated our order for one of the satellites in our launch program due to the manufacturer’s significant postponement in the delivery date of the satellite. We expect that the remaining two satellites in our launch program will be launched by the end of 2003 or early 2004. At that time, we expect to occupy 22 orbital locations and will continue to have the ability to lease satellite capacity from strategic partners at 2 additional orbital locations.

      By replacing satellites that have reached the end of their commercial lives with higher powered satellites featuring enhanced technologies, we will be able to continue to provide capacity to well-established orbital locations and will be able to offer current customers at these locations growth capacity. In addition, these replacement satellites will provide expansion capacity as we introduce new services to the market. Our new satellites will also allow us to address unique bandwidth requirements on a regional and market application basis. For example, these new satellites will support our efforts to increase our share of point-to-multipoint services such as video.

      Our launch plan will also allow us to provide additional coverage in strategic regions. By the end of 2003 or early 2004, we expect to move several of our existing satellites into new orbital locations that will provide expanded coverage in the Asia and Europe/ Middle East/Africa regions. As part of our strategy, we intend increasingly to focus our satellite capacity on landmass areas, as opposed to ocean regions. Therefore, we believe our satellite capacity will become better suited for the provision of broadband access and corporate network services, as well as direct broadcast television and other point-to-multipoint services, such as Internet multicasting.

  Introduce Integrated Global Connectivity Services and Value-Added Communications Services

      Our customers offer advanced services to their end users, and increasingly require integrated and managed services that we believe will be best addressed by a hybrid network that combines space and terrestrial infrastructure. As we further extend our marketing reach to medium-sized and smaller carriers, we expect to be serving a customer base that requires outside expertise to integrate and manage the many communications media that comprise a high performance network. Because satellite capacity is often the most strategic and complex part of a communications network, we believe we will be well positioned against ground-based service providers to offer cost-effective global connectivity services.

      Although, as the IGO, we were previously restricted from owning or operating complementary communications infrastructure, our privatization has permitted us to expand our infrastructure capabilities. We are building our network platform incrementally, through a series of carefully selected and measured investments, first adding basic fiber connections, teleports and earth stations to our established satellite facilities. On November 25, 2002, we completed an acquisition of two earth stations and a teleport located in the United States. See “Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of this acquisition. We have also established points of presence connected by leased fiber at key traffic exchange points in Los Angeles, Hong Kong, Frankfurt, New York and London, and have acquired teleports in Germany and the United States. As we have expanded our infrastructure, we have begun to introduce new global connectivity services, such as our Internet Trunking service, value-added communications services and broadband services, as described below. We anticipate that approximately 7% of our currently planned capital expenditures in 2002 will be used for the development of infrastructure to support our integrated global connectivity services and value-added communications services.

  Hybrid Network Services

      Our network of satellites provides our customers with global coverage. However, in some instances, the point-to-point connections provided by our satellite assets could be delivered more efficiently by combining our satellite capacity with undersea cable or fiber. Broadening our services to include key voice, data and Internet protocol exchange points and other terrestrial facilities will create an integrated network that can provide a portfolio of new services, including:

•	connectivity to major exchange points together with customized end-to-end solutions; for example, we could use fiber to carry content from Europe to the United States and then use satellite facilities to broadcast the signal from the United States to multiple locations in the Asia-Pacific region;

•	critical network management and monitoring functions for medium and small carriers in newly deregulated markets where high-quality and controlled connectivity to the public switched telephony network and the Internet backbone are required; and

•	a valuable middle mile solution by using satellite capacity to complete a fiber-based connection, beaming transmissions into interior locations of infrastructure-poor countries.

      We have integrated into our network the initial key elements of our global terrestrial infrastructure. In addition, we have begun providing our customers with services in a new portfolio of services, called Global ConnexSM Solutions, that combine space segment, teleport facilities, cable and other ground facilities for Internet, voice and data, and video applications.

  Internet Trunking Service

      Our Internet Trunking service is an end-to-end, Intelsat-managed service that provides satellite-based connectivity to the Internet backbone. It is the first service we introduced as part of our global connectivity services strategy. As part of the Internet Trunking service, we are bundling the satellite segment with Internet interconnect facilities, software and teleport facilities in a managed service. This service:

•	provides direct access to the U.S. or European Internet backbone from international locations;

•	bridges the connectivity gap and avoids the bottlenecks that can exist in transmission via terrestrial networks; and

•	provides important middle mile connections, enabling local Internet service providers to extend the availability of their services to, or upgrade their services in, remote regions of their countries.

      In particular, we are targeting Tier 2 Internet service providers located in countries with no direct access to the Internet backbone via undersea cables or in countries with limited internal infrastructure or capabilities. We believe that this customer segment, located primarily in Asia and Latin America, will exhibit growth and that our services are well suited to their requirements. We introduced our Internet Trunking service in March 2002.

  Value-Added Communications Services

      By developing a hybrid network capability, we believe we will be able to extend our services over time to include applications such as streaming and high-speed transfer of content based on Internet protocol, such as for web acceleration applications. Both streaming and high-speed transfer of content are efficiently supported through satellite multicast technology. Multicasting is an advanced method of broadcasting in which data or content is simultaneously transmitted to any number of individual authorized users utilizing the same downstream bandwidth. Satellite-based streaming enables real-time viewing of popular Internet content such as concerts, films or software and would add value to any basic broadband access services we might provide. Web acceleration enables high-speed downloads of popular web content to storage servers spread throughout a network to avoid terrestrial bottlenecks and to move content closer to the end user, providing improved access times. We intend to bundle these services with transport connectivity as part of future offerings. We plan to introduce these services on an incremental basis as the market for these services evolves.

  Broadband Access

      We believe that the growth and evolution of the Internet and the digitization of media and entertainment properties have increased demand for broadband connectivity. The development of broadband terrestrial connectivity has not kept pace with customer demand, particularly in the last mile from a user site to the nearest interconnect to the Internet. Satellite broadband connectivity can bypass any intermediate network nodes to establish a connection directly with the end user. Based on discussions with customers in our distribution network and industry market research, we believe that there is sizable demand for satellite broadband services. We also believe that small-and medium-sized enterprises, particularly in developing regions, have broadband service requirements that currently are not being met. We believe that satellite connectivity is well positioned to fill this gap, offering a ubiquitous service that can be implemented quickly in locations where terrestrial alternatives are not available, are unreliable or are too expensive.

      We are exploring opportunities in the satellite broadband access market. We are using an incremental approach to our entry in this market that leverages our existing infrastructure to gain experience and identify the market opportunities of this new sector. For example, after conducting trials to establish technical and market feasibility, we have initiated commercial broadband service in Colombia using our existing satellite infrastructure. We will defer making significant investments in dedicated multi-beam custom satellite facilities until we are convinced that the market for these services is sufficiently defined. We are also analyzing various partnering and alliance strategies in this area to minimize business risks. In December 2002, we entered into an agreement to acquire a minority stake in Wildblue Communications, Inc., which plans to offer broadband Internet access services via Ka-band satellite. For further information regarding this agreement, see “Related Party Transactions — Wildblue Subscription Agreement”. Through this progressive strategy, we plan to be positioned for leadership when this market develops.

  Pursue Strategic Transactions

      We intend to continue to evaluate and pursue strategic transactions with complementary businesses, including acquisitions, partnerships, joint ventures, alliances and other transactions. In addition, we may pursue acquisitions of satellite transponders, satellites or satellite operators. We will evaluate these types of transactions in the context of our strategic position and financial condition. We believe the entry into strategic transactions could:

•	reduce our time to market for new service offerings;

•	provide us with complementary technical and commercial capabilities;

•	provide enhanced landmass coverage of strategic geographic regions;

•	reduce new market entry risk by enabling us to work with partners on new service offerings; and

•	broaden our customer base.

      However, our ability to complete any strategic transaction will depend on a number of factors that are not entirely within our control, including our ability to negotiate terms and conditions, conclude agreements and obtain necessary regulatory approvals, in each case on terms acceptable to us. In addition, if we require financing for any strategic transaction, we may be unable to obtain such financing on acceptable terms or within the timeframe that would permit the transaction to proceed. Depending on how any such strategic transaction is structured, there may be an impact on our capital structure. See “Risk Factors” for a discussion of the risks and uncertainties associated with our strategy to complete strategic transactions.

      Our acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc. is an example of how we are implementing our strategy with respect to strategic transactions. Before the acquisition, COMSAT World Systems was the largest distributor of our capacity in the United States. The acquisition, which closed in November 2002, will allow us to establish and broaden sales relationships with our major North American end users and use the teleport assets that we have acquired to accelerate the launch of new, value-added communications services. In addition, the transaction has allowed us to acquire key elements of our TTC&M network and the lease for our current back-up facility.

      For a further discussion of this acquisition refer to “Related Party Transactions — COMSAT Asset Purchase Agreement”.

Industry Overview

      In this prospectus, we rely on and refer to information regarding our industry and its segments and competitors from market research reports and other publicly available information. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

  General

      We compete in the global communications market for the provision of voice, data, video and Internet backbone connectivity. This market underwent a significant period of expansion during the past decade. Total revenue from global communications services increased from approximately $403 billion in 1991 to approximately $920 billion in 2000, according to the International Telecommunication Union. These communications services are provided using various communications technologies, including terrestrial and submarine fiber optic networks, terrestrial wireless networks and fixed satellite services networks. We currently provide our services primarily using our fixed satellite services network infrastructure. However, our global connectivity services strategy includes the creation of an integrated satellite/ terrestrial network. We have begun to implement this strategy with our lease of fiber capacity on selected routes, our acquisition of teleports in Germany and the United States and our establishment of points of presence in New York, Hong Kong, Frankfurt, Los Angeles and London, as well as with our acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc.

  Satellite Communications

      Commercial communications satellites have been used for nearly four decades and are currently used for a wide variety of global communications applications, either as a substitute for or as a complement to the capabilities of terrestrial networks. The satellite industry is traditionally divided into several segments, each of which has its own customer base and business model. These segments include:

        Fixed Satellite Services

      Fixed satellite services, the most established sector in the satellite industry, provide communications links between fixed points on the earth’s surface. These services include the provision of satellite capacity between two fixed points, referred to as point-to-point services, and the simultaneous provision of satellite capacity from one fixed point to multiple fixed points, referred to as point-to-multipoint services. Point-to-point applications include telephony and data transmission, such as Internet backbone connectivity. Point-to-multipoint applications include broadcast television and private data networks. See “— Service Applications Supported by Our Network” for a discussion of the services that generate our revenue in the fixed satellite services sector. Fixed satellite services are our principal source of revenue.

        Direct Broadcast Services/ Direct-To-Home Services

      Direct broadcast services, or direct-to-home services, broadcast a television signal directly to consumers’ homes and permit a high-quality broadcast of a large number of channels. Due to the point-to-multipoint capabilities of satellite, direct broadcast services have a competitive advantage in areas that do not have access to digital cable or high-quality terrestrial infrastructure. As a result of its retail nature and the popularity of digital multichannel television entertainment, this segment of the satellite communications industry is the largest in terms of transponder utilization, according to Euroconsult. We provide satellite capacity to providers of direct broadcast services, such as Telenor Satellite Broadcasting, which supports the Canal Digital direct-to-home network in the Nordic region.

        Digital Audio Radio Service

      Satellite radio, or digital audio radio service, offers programmers a national distribution platform for digital quality sound and up to 100 channels of programming. This service offers greater coverage, better signal quality and fewer advertisements than traditional radio service and allows advertisers to target specific demographic groups on a national basis. Digital audio radio is a new service in the process of being introduced in North America, and it is still unproven. We do not support digital audio radio services on our network.

        Mobile Satellite Services

      Mobile satellite services provide voice, data, geographical positioning and radio broadcasting services to mobile terminals. Recent efforts to develop mass market mobile satellite telephony systems using customized satellites have been largely unsuccessful due to problems with technology and slow customer uptake. We neither provide mobile satellite services nor provide mobile satellite services companies with satellite capacity.

        Broadband Services

      Broadband satellite services can provide last mile high-speed Internet access to customers in areas unserved or underserved by terrestrial alternatives. As described in “— Our Strategy — Introduce Integrated Global Connectivity Services and Value-Added Communications Services — Broadband Access”, we are exploring opportunities in the satellite broadband access market and intend to use an incremental approach to enter this market.

  Competitive Advantages of Satellites

      Satellites provide a number of advantages over competing terrestrial communications systems, including cable and microwave systems. We believe that these factors will result in the continued use of fixed satellite services as an integral part of the global communications network. These aspects of satellite networks are:

        Ubiquitous Coverage

      Satellites provide connectivity across broad regions, allowing equal access to bandwidth regardless of location, density of population or availability of terrestrial infrastructure. Satellites offer a cost-efficient means of providing connectivity where cable and fiber deployment would not be cost effective. These areas include rural neighborhoods where low household density makes digital upgrades of cable infrastructure economically unattractive and remote regions where telephony or internal network services are difficult to provide due to terrain or population density factors.

        Point-to-Multipoint Transmission Capabilities

      Geosynchronous communications satellites can broadcast signals to an area as large as one third of the earth’s surface. These satellites are well suited for transmissions, such as point-to-multipoint transmissions, that must reach simultaneously many locations that cannot be connected efficiently or cost-effectively by terrestrial transmission systems. These applications include corporate networks and direct-to-home and other video distribution.

        Seamless Transmission

      Existing terrestrial networks suffer from the cost and congestion associated with the multiple connections necessary to deliver content from the source to the user. Satellites can broadcast directly to telecommunications services providers and other users, bypassing points of congestion. As a result, customers can potentially reduce transmission delay, avoid bottlenecks resulting from peak usage and enhance transmission speed.

        Independence from Terrestrial Infrastructure

      Satellite-based networks operate independently of other telecommunications infrastructures. In some developing regions, the existing telecommunications infrastructure can be unreliable and, as a result, the availability of telecommunications services remains low. In many cases, satellite-based networks are used instead of or in addition to ground-based networks to provide businesses, governments and financial institutions with high-quality, reliable communications services. In addition, terrestrial telecommunications providers can utilize satellite services for redundancy or emergency planning in the event of a malfunction or other disruption in their ground-based networks.

        Rapid Deployment

      Today’s global satellite services providers have capacity available to deliver communications connections quickly almost anywhere on earth. The terrestrial hardware necessary to access existing satellite capacity can be installed in a matter of days, connecting remote locations to the public switched telephony network or to the Internet. Satellite providers with specialized mobile equipment can establish links from mobile or changing locations such as boats, on-site trucks providing news coverage or crews traveling along an oil pipeline. In contrast, unless terrestrial communications are already established in an area, it may take months or years to build out the ground connection to remote areas, given the significant effort and expense required to lay cables.

  Challenges for New Entrants

      There are significant challenges for new entrants into the global satellite communications industry, including:

•	the limited number of orbital locations and frequencies that can be coordinated for use;

•	the approvals from numerous national telecommunications authorities required to operate a global satellite communications system; and

•	the significant time and investment, and high level of technical expertise, required to design, construct, launch and operate a satellite.

      These factors lead us to believe that the number of new entrants to the sector will remain low in the next decade.

Comparison to Fiber Optic Cable

      Satellites may have cost disadvantages compared to fiber optic cable, especially on point-to-point thick route links. However, for landlocked or remote countries, carriers may need to pass through other carriers’ facilities and cross highly tariffed borders to interconnect with a cable landing point, which may offset some of the cost savings derived from fiber optic cable. Terrestrial communications networks, particularly in developing countries, are often copper-based beyond the cable landing point, rather than fiber-based. Limited bandwidth and poor reliability of domestic communications networks can undermine service quality and limit transmission speed, even if a portion of the service is carried over fiber.

      Satellite connections are also subject to transmission delays caused by the distance the signal must travel between the earth and the satellite. However, specialized technologies can minimize the effects of this delay.

Key Trends

Growth in the Fixed Satellite Services Sector

      According to Euroconsult, total operating revenue of transponder leasing operators in the fixed satellite services industry totaled $7.0 billion in 2000, representing growth over 1999 revenue of 15.7%. The following table summarizes growth in operating revenue of transponder leasing operators in the fixed satellite services industry in the period from 1996 to 2000, according to Euroconsult, and calculations of the percentage change from the prior year based on such data.

Revenue Growth of Transponder Leasing Operators

	1996	1997	1998	1999	2000

Revenue (in millions)	$4,968	$5,410	$5,697	$6,065	$7,020
Change from prior year	23.7%	8.9%	5.3%	6.5%	15.7%

      According to Euroconsult, growth in the fixed satellite services sector is being driven primarily by a rapid expansion of the demand for Internet backbone connectivity services. The following table summarizes historical growth in transponder utilization in the fixed satellite services sector by major service type between 1996 and 2000, according to Euroconsult estimates. The reference in the table to “Internet trunking” refers to Internet backbone connectivity, which is different from our Internet Trunking service.

Transponder Utilization by Application (36 MHz equivalent units)

	1996	1997	1998	1999	2000

Voice and data except Internet	1,322	1,393	1,555	1,717	2,140
Internet trunking	0	0	72	211	242
Direct Internet access	0	1	11	23	52
Television and video feeds	2,160	2,245	2,466	2,688	2,766

Total utilization	3,482	3,639	4,104	4,639	5,200

      We believe that a number of trends that developed during the past five years will continue to drive growth in the fixed satellite services sector. These trends include the globalization of business, the continuing deregulation of telecommunications markets and the growth of Internet backbone traffic. We believe that the demand for integrated communications services and the evolution of satellite-based broadband systems will also contribute to this growth. However, it is possible that the market for fixed satellite services, and particularly the market for Internet services, may stop growing or may shrink, as described in more detail in “Risk Factors”.

      According to calculations based on Euroconsult projections, transponder demand in the fixed satellite services sector will grow at a compounded annual rate of 4.6% between 2000 and 2005. This growth is expected to occur particularly in developing markets in Asia, Latin America, Africa and the Middle East. We currently have a significant market presence in each of these regions. The following table summarizes the forecast for growth on an annualized basis in transponder demand by region from 2000 to 2005, calculated based on Euroconsult data for transponder utilization in 2000 and Euroconsult’s forecast of transponder utilization in 2005.

Growth in Transponder Demand by Region

North	Latin	Western	Central and	Africa and the	Southern	Asia
America	America	Europe	Eastern Europe	Middle East	Asia	Pacific

2.1%	5.0%	7.0%	3.8%	6.0%	6.5%	4.8%

Globalization

      The growth in the global telecommunications market reflects the increasingly international nature of business, the significant growth of emerging and newly industrialized economies and the continued expansion in international trade. As multinational corporations globalize and expand into new markets, we believe their demand for diverse and customized telecommunications services should continue to grow.

Deregulation

      Many countries are in the process of deregulating their telecommunications markets in response to growing business and consumer demands, technological developments and international competition. Deregulation has created new competitors to national telecommunications monopolies and traditional primary telephone companies, and has opened markets to new services and service providers. We believe that these new telecommunications operators represent potential additional customers for our services, and that deregulation presents new opportunities for us, especially in emerging markets such as China, India and Latin America.

Growth of Data Traffic and the Internet

      We believe that the expected future growth of data traffic and use of the Internet, driven in part by technological advances and the increasing information orientation of the global economy, holds significant potential for the satellite communications industry. While use of the Internet may not continue to grow as quickly as it has in recent years, we believe that many data and Internet applications will create demand for new satellite services. We believe these services will include:

•	direct access to the U.S. or European Internet backbone from international locations, bridging gaps in connectivity and avoiding the bottlenecks that exist in terrestrial networks;

•	simultaneous transmission of video content to many personal computers using the Internet;

•	the provision of private networks to large multinational businesses for the transmission of voice, data and video;

•	middle mile connections that enable local Internet service providers to extend the availability of or upgrade their services in remote regions of their countries by avoiding the terrestrial infrastructure; and

•	last mile connections for Internet service providers that are targeting small and medium enterprises with high-speed connections that cannot be served terrestrially.

      Fiber optic cables are currently not well suited for the provision of point-to-multipoint broadcast applications, which applications we believe will grow as more video and streaming media is distributed via the Internet. However, we expect the growing demand for point-to-multipoint applications over the Internet to be partially offset by the migration of thick route point-to-point services to fiber optic cable. See “Risk Factors” for a discussion of the uncertainty regarding the future growth of the Internet and the migration to fiber optic cable.

      VSATs, or very small aperture terminals, are devices with small antennas that can receive and transmit communications signals to and from a satellite transponder. A network of VSATs can be used for the transmission of voice, data and video content to and among disparate locations. VSAT networks are one of the primary examples of corporate data networks delivered via satellite. According to calculations based on projections by Communication Systems Limited, referred to as Comsys, a leading consultancy in VSAT research, VSAT terminal bookings are expected to increase by approximately 12% annually between 2001 and 2006.

      Internet trunking in the fixed satellite services sector, according to Euroconsult estimates of transponder utilization, grew from 72 transponders in 1998 to 242 transponders in 2000, measured in 36 MHz equivalent units. This increase represents a compound annual growth rate during that period of 83.3%. Euroconsult also projects that demand for transponders used in Internet backbone connectivity will grow at a compounded annual rate of 20.4% in the fixed satellite services sector during the period from 2000 to 2010.

Integrated Services

      Customers are increasingly demanding more sophisticated communications services to optimize their networks, while at the same time focusing their resources on their core competencies to create more efficient business operations. Service providers who are able to offer comprehensive, managed services can increase value to these customers by providing them access to complete solutions on a turn-key basis. These customers will not then need to acquire or maintain the extensive expertise required to integrate a number of communications media into a seamless network.

Broadband

      We believe that the expected growth use of the Internet will increase the demand for broadband connectivity. As Internet applications increasingly include large file transfers and high bandwidth applications such as video, and as corporations increasingly use web-based applications, we believe the demand for high-speed, last mile connections will grow. Because nearly all existing terrestrial infrastructures must be upgraded to support broadband communications, satellite-based broadband services are well positioned to supply access to customer sites in locations where it is economically or geographically not feasible to upgrade the terrestrial infrastructure. See “Risk Factors” for a discussion of the present uncertainty of future growth in the demand for broadband connectivity and the Internet.

Industry Consolidation

      The fixed satellite services sector recently has experienced significant consolidation, with several of our competitors announcing mergers or alliances designed to create a global network. This consolidation is the result of the increasing globalization of the telecommunications market, economies of scale that can be achieved through consolidation and the desire of some fixed satellite services operators to secure and improve their market access and coverage in key regions. It is also the result of the scarcity of desirable orbital locations. We expect consolidation in our industry to continue.

Service Applications Supported by Our Network

      Although we believe that our global communications network is used to support a wide range of service applications, substantially all of our revenue is currently generated by the sale of our satellite transmission capacity to our customers on a wholesale basis. Some of our customers then resell this capacity to end users. We believe our satellite capacity is used for four principal service applications: voice and data, corporate network, video and Internet applications.

      The following table summarizes some of the service applications supported by our network, the end users that rely on them and the percentage of our telecommunications revenue generated by the sale of capacity for each service application category. The breakdown of our revenue by service application and the illustrative applications for our service application categories are based on our analysis of transmission plans and other information supplied to us by our customers. While we believe the information provided to us is reliable, it has not been verified by any independent sources and we cannot assure you as to its accuracy.

			Percentage of
	Percentage of		Telecommunications
	Telecommunications		Revenue for the
	Revenue for the Year		Nine Months Ended
	Ended December 31,		September 30,		Illustrative Examples
Intelsat Service
Application Category	2000	2001	2001	2002	Applications	Types of End Users	End Users

Voice and Data	42%	38%	38%	37%	International telephony Domestic telephony Cable restoration Data circuits	Incumbent telephone companies Competitive telephone companies Long haul service providers	AT&T Corp. British Telecommunications plc China Telecom Deutsche Telekom AG

Corporate Networks	25%	27%	26%	29%	Corporate WANs Intranets/ extranets Videoconferencing Distance learning	Corporations Organizations Government agencies	Central Bank of the Russian Federation Reuters Group PLC United Nations World Bank

Video	19%	19%	19%	17%	Video signal transport Remote news gathering Video distribution	Media conglomerates News organizations DTH system operators Cable broadcast networks	BBC World Canal Digital CNN International MTV3

Internet	14%	16%	16%	15%	Internet backbone connectivity	Tier 1 and Tier 2 Internet service providers	Cable and Wireless plc Sprint Corporation

      Prior to 2000, we categorized the service applications for which our capacity is utilized differently than we do today. The former categories were public switched networks, business switched networks, video services and restoration services. Based on our analysis of transmission plans and other traffic information supplied by our customers, for the year ended December 31, 1999, our revenue by service application was as follows: 45% from public switched networks, 34% from business switched networks, 20% from video services and 1% from restoration services.

  Voice and Data Applications

      Voice and data applications include the use of our satellite capacity for point-to-point connections, referred to as trunking, between major telecommunications hubs. However, we do not include trunking to the Internet backbone and private network applications as voice and data applications, because we consider them to be separate applications. Customers in this segment use our capacity for the transmission of international and domestic telephone and traditional data traffic. These customers use our capacity either as their primary transmission medium, for path diversity or network overflow or, from time to time, for cable restoration services while their cable operations are under repair or experiencing outage. Our customers for voice and data applications are primarily large, established telecommunications services providers and post, telephone and telegraph administrations around the world. These customers include China Telecom, France Telecom, Videsh Sanchar Nigam Limited and T-Systems International GmbH, a subsidiary of Deutsche Telekom AG.

      Because the IGO was created to provide capacity for international public telecommunications services for its owners, this segment has historically been our largest source of revenue. However, the market for satellite-based voice and data services has faced, and is expected to continue to face, competition from fiber optic cable. See “Risk Factors” above for a further discussion of the competition from fiber optic cable. Despite fiber’s increasing share of the overall market for voice and data applications, we believe we will continue to earn a significant portion of our revenue from these applications. For a discussion of our strategy with respect to voice and data services, see “— Our Strategy — Sustain and Build Upon Our Leadership Position in the Fixed Satellite Services Sector — Voice and Data” above.

Corporate Network Applications

      The corporate network services segment includes revenue from the provision of capacity to customers that build and operate private communications networks for their customers, as well as directly to end users. These networks can be used for such point-to-multipoint applications as corporate wide area networks, intranets and extranets. Other point-to-multipoint applications include videoconferencing, telemedicine and distance learning, as well as traditional voice and data services.

      Our customers in this segment are primarily satellite-savvy integrators, such as Comsat General Corporation and Cable & Wireless. These network integrators combine satellite capacity and other communications services to create customized networks that respond to specific customer needs. End users can use these services to satisfy needs that include credit card verification, inventory control and management and inter-office communications. End users of our network for these applications include the Central Bank of the Russian Federation and the World Bank. For a discussion of our strategy with respect to corporate network applications, see “— Our Strategy — Sustain and Build Upon Our Leadership Position in the Fixed Satellite Services Sector — Corporate Networks” above.

Video Applications

      We have been providing capacity to customers in the video services segment since our first satellite commenced operations in 1965. Users in this segment use our satellite capacity for the contribution of video feeds to video production studios and the distribution of television programming to television station affiliates, cable operators and subscribers of direct-to-home services. We had a small share of the total market for satellite-based video distribution services last year. We are focused on building our position in the video distribution services market in the future as discussed in “— Our Strategy — Sustain and Build Upon Our Leadership Position in the Fixed Satellite Services Sector — Video”.

      Over 100 customers use our satellite capacity for video services. Our video services customers include telecommunications providers and television broadcasters throughout the world, including Telenor Satellite Broadcasting, which uses our capacity to distribute television and radio programming directly to homes in the Nordic region. End users of our video services include CNN International and BBC World.

Internet Applications

      Our satellite capacity is used for point-to-point connections to the Internet backbone. The availability of Internet backbone connectivity via satellite allows our customers to bypass congested terrestrial networks and connect directly to the Internet backbone. Our users in this segment include more than 150 Tier 1 and Tier 2 Internet service providers, corporate customers and major telecommunications services providers that require backbone connectivity and that market Internet-related services to their customers.

      Among our trunking customers are SingTel Optus Ltd. and Embratel Participaçöes S.A. End users of our network for trunking applications include Tier 1 Internet service providers such as Cable and Wireless plc and Sprint Corporation.

      For a discussion of our strategy with respect to Internet applications, see “— Our Strategy — Sustain and Build Upon Our Leadership Position in the Fixed Satellite Services Sector — Internet”.

Other Services

      We provide tracking, telemetry and command services for satellites owned by other satellite operators. Our personnel maintain the proper orbital location of these satellites and monitor the satellites’ on-board systems. See “— Network — Network Operations and Current Ground Facilities” below for further discussion of these services. In 2001, we recognized $7.8 million of revenue, categorized as “Other Income”, attributable to these services. For the nine-month period ended September 30, 2002, we recognized $2.0 million of revenue attributable to these services.

Geographic Distribution of Our Revenue

      Our revenue is derived from almost every region of the world. Our historical revenue broken down by geographic region is approximately as follows:

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

Geographic Region	1999	2000	2001	2001	2002

Europe	29%	28%	29%	29%	29%
North America and the Caribbean	20%	23%	24%	24%	24%
Asia Pacific	19%	19%	18%	18%	17%
Latin America	17%	14%	13%	13%	13%
Sub-Saharan Africa	8%	8%	9%	9%	11%
Middle East and North Africa	7%	8%	7%	7%	6%

      We determine the geographic location of a customer based on the customer’s billing address. We recognize revenue based upon customer location. However, in most cases our customers use the services that we provide to either send or receive information to areas outside of the country or territory in which they are located.

Sales, Marketing, Distribution Channels and Customers

      Our customer base includes over 400 communications providers, including many of the world’s leading carriers, Internet service providers, network integrators and broadcasting companies. We consider our customer relationships to be among our most important strategic assets. We support our customers’ business strategies by providing global, high-quality and reliable satellite-based services at competitive prices. We believe that we provide our customers with a level of satellite expertise that is unmatched in our industry.

      We sell our services to customers who use our satellite capacity themselves for providing services to their own customers as well as to customers who resell our satellite capacity to third-party service providers. Our current wholesale market orientation is largely the result of operational restrictions that were placed on us as an intergovernmental organization. While we will continue to leverage our existing distribution relationships and provide wholesale satellite capacity to our customers, now that we are a private company we also intend to take advantage of our increased ability to sell directly to certain sectors of the market to attract new customers to our business.

     Sales, Marketing and Distribution Channels

      Our sales and marketing effort is designed to build long-term relationships with our customers, with the objectives of sustaining and enhancing our core fixed satellite services business, diversifying our service portfolio and expanding our customer base. As a customer-focused organization, we work with our customers to ensure that we provide services responsive to their needs.

      Our subsidiary Intelsat Global Sales, located in London, England, is our global sales and marketing headquarters. In addition, we have established local sales and marketing support offices in the following locations around the world:

• Australia;	• France;

• Brazil;	• Germany;

• China;	• India;

• Norway;	• South Africa; and

• Singapore;	• the United States.

      We are also in the process of opening additional sales and marketing support offices in Dubai, United Arab Emirates, and in Peru.

      By establishing local offices closer to our customers and staffing those offices with experienced personnel, we believe that we are able to provide flexible and responsive service and technical support to our customers.

      We believe that we enjoy significant brand recognition with current and potential users of our satellite services. We develop further customer awareness through our marketing and promotion efforts. We use our brand name, superior network performance and technical support to market our services to a broad spectrum of customers seeking to communicate globally.

      In anticipation of becoming a private company, we expanded our sales and marketing force over the last several years, including hiring product managers and strategic marketing staff. Our worldwide sales and marketing force as of December 31, 2001 was comprised of approximately 220 employees. This compares to only approximately 130 sales, marketing and sales operations employees in 1999. We are currently deploying channel managers in targeted regions to recruit channel partners and develop tailored regional programs. We will seek to develop other distribution channels as well, which in some cases may be company-owned. We may recruit new partners to sell the services that we are introducing, such as our integrated global connectivity services. We intend that any new distribution channels that we establish will be complementary to the strengths of our current distribution network. We believe these new distribution channels should allow us to expand our market penetration and to enter new markets in a timely and effective manner.

      We are also pursuing other marketing strategies in order to achieve our sales and marketing objectives. We are implementing new programs to attract and retain customers. These programs include promotions aimed at attracting new customers that offer equipment subsidies in exchange for long-term commitments to purchase our capacity, antenna subsidies in order to attract high-value anchor tenants for new orbital locations and free technical consulting for new customers that have never used satellite capacity before. We also are implementing programs designed to retain our current customers, such as customer renewal incentives, volume discounts and service credits for additional business from large accounts and a discount on our underutilized capacity.

      As described in more detail in “— Our Strategy — Introduce Integrated Global Connectivity Services and Value-Added Communications Services”, we are also launching new services in order to diversify our portfolio, such as our integrated global connectivity services, and thereby position ourselves to better serve our customers.

      We have begun the process of establishing customer relationships with some of our major end users, such as the World Bank. In addition, on November 25, 2002 we completed a transaction with COMSAT and COMSAT Digital Teleport, Inc. pursuant to which we acquired substantially all of COMSAT World Systems’ service contracts for our capacity, thereby establishing direct customer relationships with most of our North American end users. See “Related Party Transactions — COMSAT Asset Purchase Agreement” for a more detailed description of this transaction.

     Customers

      Our customers are often among the largest and most established providers of telecommunications services in their geographic markets. We have served many of our largest customers for over 30 years. We believe that some of our current customers resell a significant portion of the capacity they purchase from us to a number of end users of our system. Our customers’ investment in infrastructure capable of communicating with our satellites includes over 18,000 earth stations and over one million VSAT and direct-to-home antennas. Based on the antennas we have authorized to access our network, we estimate that our customers have collectively invested approximately $9 billion in infrastructure to access our system. Our customers have integrated this infrastructure into their respective network architectures. We believe that some of our customers could not move all of their business with us to another satellite services provider without incurring high costs due in part to technical differences between our network and the networks of most of our competitors. For these reasons, and because of our long-standing relationships with our customers, we believe our business relationships with our current customers are secure.

      Our ten largest customers and their affiliates in 2001 accounted for approximately 49% of our 2001 telecommunications revenue. These customers, and their approximate contribution to our telecommunications revenue, are as follows:

		% of 2001
		Telecommunications
Customer	Customer Location	Revenue

COMSAT Corporation and its affiliates, which are all wholly owned subsidiaries of Lockheed Martin Corporation	United States	18%
Videsh Sanchar Nigam Limited	India	5%
Teleglobe Inc. and its affiliates	Canada	4%
Cable and Wireless plc and its affiliates	United Kingdom	4%
Telenor Broadband Services AS	Norway	4%
British Telecommunications plc and its affiliates	United Kingdom	4%
Telkom SA Limited	South Africa	3%
France Telecom	France	3%
Reach Networks Australia Pty Limited and its affiliates	Australia	3%
DeTeSat and its affiliates	Germany	2%

      On November 25, 2002, we completed a transaction with COMSAT pursuant to which we, among other things, purchased substantially all of COMSAT’s service contracts for our capacity. COMSAT, through its COMSAT World Systems business unit, was primarily a distributor of the satellite capacity that it purchased from us. As a result of this transaction, we have established direct customer relationships with end users who previously obtained our capacity from COMSAT. These customers include AT&T Corp., Sprint Corporation and WorldCom, Inc., which is now one of our largest customers. Once the contracts assigned to us expire, we may not be able to maintain the same volume of business with these new customers as we have historically enjoyed with COMSAT. The COMSAT transaction is discussed in more detail in “Related Party Transactions — COMSAT Asset Purchase Agreement”.

      The parent company of COMSAT, Lockheed Martin Corporation, is our largest shareholder, beneficially holding through its subsidiaries approximately 24% of our outstanding ordinary shares. As part of its announced strategy to exit the telecommunications business, Lockheed Martin Corporation has announced its intention to position its equity investment in Intelsat, Ltd. for monetization.

      WorldCom, Inc. purchased satellite capacity directly from us and was also COMSAT’s largest customer for our capacity. Upon the closing of the COMSAT transaction described above, WorldCom, Inc. became one of our largest customers. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers before the closing of the COMSAT transaction was approximately $5.4 million for the nine months ended September 30, 2002 and approximately $7.3 million for the year ended December 31, 2001. WorldCom, Inc. and its affiliates, as direct customers, accounted for approximately 0.7% of our telecommunications revenue for the nine months ended September 30, 2002 and approximately 0.7% of our telecommunications revenue for the year ended December 31, 2001. We understand from Lockheed Martin Corporation that WorldCom, Inc. accounted for approximately $60 million of COMSAT’s revenue from the sale of our capacity in 2001 and for approximately $91.4 million, or 30%, of COMSAT’s backlog as of September 30, 2002 for the sale of our capacity. The loss of WorldCom, Inc. as a customer would reduce our revenue and could materially adversely affect our business.

      On May 15, 2002, Teleglobe Inc. filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. Teleglobe Inc., together with its affiliates, was our third largest customer in 2001. Telecommunications revenue generated from Teleglobe Inc. and its affiliates was approximately $28.0 million in 1999, $41.7 million in 2000 and $47.8 million in 2001. As of September 30, 2002, we had contracted backlog with Teleglobe Inc. and its affiliates valued at approximately $134.8 million that is now at risk. On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. The closing of the share purchase transaction occurred on September 20, 2002. In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its and its affiliates’ service orders with us, which represent approximately $134.8 million, or 3%, of our backlog as of September 30, 2002. The remaining service orders, which represented approximately $47.4 million, or 1%, of our contracted backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. For a description of the share purchase transaction with Teleglobe Inc., see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions — Teleglobe Share Purchase Agreement” above. Because Teleglobe Inc. is one of our largest customers, its reorganization could have a negative impact on our operating results and profitability.

      Because of our history as a recently privatized company, a significant percentage of our customers are also shareholders in our company. Our shareholders, who were the IGO’s Signatories and Investing Entities before privatization, accounted for approximately 89% of our telecommunications revenue in 2001, 88% in 2000 and 90% in 1999. See “Risk Factors” for a discussion of the potential impact of the privatization on our customer base.

      Other than COMSAT and Videsh Sanchar Nigam Limited, none of our direct customers accounted for 5% or more of our telecommunications revenue in 2001. Although we do not know the extent to which our customers resell the capacity they purchase from us to end users, with the exception of WorldCom, Inc. and AT&T Corp., we do not believe that a significant portion of our 2001 telecommunications revenue was attributable to any one end user. We refer in this prospectus to a number of our customers and end users. Our customers and the end users of our system are important to us from a business development perspective, but references to them in this prospectus are for illustrative purposes only and are not intended to suggest that these customers and end users are necessarily material to us from a financial perspective.

Service Commitment Types

      Our subsidiary Intelsat Global Sales is the contracting party for most of our customer service agreements. For regulatory reasons, our Brazilian customers contract with Intelsat Brasil Ltda., a Brazilian subsidiary of Intelsat LLC. Our U.S. customers enter into agreements with Intelsat USA Sales Corp., a wholly owned U.S. subsidiary of Intelsat Global Sales. References to “our”, “we” and “us” below in our discussion of our service agreements are to the Intelsat entities that are the actual contracting parties to the service agreements.

      Our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer five different service commitment types:

•	lease service commitments;

•	channel and carrier service commitments;

•	demand-based service commitments;

•	occasional use service commitments; and

•	cable restoration service commitments.

      For a breakdown of our telecommunications revenue by service commitment type, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

      Outstanding customer commitments in place before our privatization on July 18, 2001 were transferred to us from the IGO pursuant to novation agreements, or in some cases were assigned to us. The terms and conditions of the novation agreements and some of our other service agreements are described below under “— Novation Agreements and Customer Service Agreements”.

  Lease Service Commitments

      Lease service commitments are commitments by our customers to lease capacity on particular designated transponders according to specified technical and commercial terms. Leases are provided on either a preemptible or a non-preemptible basis. With a preemptible lease, we are entitled to interrupt a customer’s service in favor of other customers in specified circumstances, such as in the event of a satellite malfunction. Non-preemptible leases are given priority in terms of service restoration and continuity of service in the event of any satellite malfunction. We lease satellite capacity to our customers in fixed bandwidth increments from 100 kHz to an entire satellite transponder for periods ranging from one day to fifteen years. We also allow our customers to reserve lease commitments for specified transponder capacity on our satellite system in advance.

  Channel and Carrier Service Commitments

      Channel and carrier service commitments are commitments by our customers to purchase an overall amount or level of service, without committing themselves to particular designated transponders for a specified term. Pursuant to channel and carrier service commitments, customers may select multiple specific frequencies or transponders on which they intend to use service but only enter into a binding commitment with respect to one of the frequencies or transponders that they have selected. Customers may reassign their binding service commitments to any of their multiple selected frequencies or transponders. This right is subject to availability and specified requirements relating to preserving the overall level of a customer’s commitment to purchase capacity from us. This ability to shift binding service commitments provides our customers with flexibility and maximizes the use of the transponders in our satellite system. In addition, customers have the option in specified circumstances to convert their channel and carrier service commitments into lease service commitments. The technical terms of satellite capacity ordered as a channel and carrier service commitment are not specially tailored to the customer. Rather, we offer channel and carrier service commitments to our customers “off the shelf” and they are considered “managed services”. These services are offered only in specific, fixed increments of bandwidth and with preset operating features and customer interfaces. As with our lease service commitments, channel and carrier service commitments can be as short as one day or as long as fifteen years.

  Demand-Based Service Commitments

      Demand-based service commitments permit our customers to obtain capacity on our satellite system “on demand” and to pay only for the capacity that they actually use. When a customer orders a demand-based service commitment, a channel assignment is allocated at the time of the customer’s order. The offer and acceptance for, and corresponding provision of, demand-based services happen almost instantaneously. As with channel and carrier service commitments, demand-based service commitments are offered to our customers “off the shelf” and are considered “managed services”.

  Occasional Use Service Commitments

      Occasional use service commitments are discrete commitments for short-term use of particular transponders and capacity. Occasional use service commitments may be ordered for periods as short as ten minutes and as long as 24 hours and can be reserved in advance. We offer two types of occasional use service commitments — occasional use television service and occasional use Intelsat Business Service, a service used by corporations and organizations for business television or distance learning applications.

  Cable Restoration Service Commitments

      Cable restoration services are services that we provide to our customers while their cable systems are under repair. We offer cable restoration services on a lease and channel and carrier commitment basis.

Telenor Agreement

      We have entered into an agreement with Telenor Satellite Services AS, referred to as Telenor, for the shared ownership of a satellite at the 359E orbital location. Telenor currently has operating leases on the Intelsat 707 satellite at the 359E orbital location that support its direct-to-home and business networks in Europe. Our agreement with Telenor provides for the parties’ joint use of the Intelsat 10-02 satellite, which will replace the 707 satellite at this orbital location. Pursuant to our agreement with Telenor, Telenor has agreed to purchase 24 Ku-band transponders, measured in terms of 36 MHz equivalent units, on the 10-02 satellite. We will retain ownership of the satellite’s C-band transponders, all remaining Ku-band transponders and most of the remainder of the satellite. We expect to launch the 10-02 satellite in the fourth quarter of 2003 or the first quarter of 2004. After the successful launch and in-orbit testing of the 10-02 satellite, title to, and risk of loss with respect to, Telenor’s 24 Ku-band transponders on the satellite will transfer to Telenor. At the time of this transfer, Telenor will be required to pay the purchase price for the transponders. We will operate the 10-02 satellite and remain the licensed user of our satellite network filing at the 359E orbital location. Once title to these transponders has been transferred to Telenor, all of Telenor’s service commitments for capacity on the 707 satellite will be terminated. Under the agreement, Telenor has the right to purchase and own equivalent Ku-band transponders and capacity on any replacement or follow-on satellite at the 359E orbital location.

Backlog

      As of September 30, 2001, we had a backlog of approximately $5.3 billion in future revenue for services to be provided on our satellites. As of September 30, 2002, our backlog decreased to approximately $4.6 billion, with a weighted average remaining contract duration of approximately 4.8 years. The decrease in our backlog reflects the continuing trend of customers seeking shorter term contracts due to the rapidly changing telecommunications market. We expect to deliver services associated with $217.9 million, or 4.7%, of our September 30, 2002 backlog by December 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Backlog” for a further discussion of our backlog, including a discussion of how our acquisition of COMSAT World Systems’ customer contracts, bankruptcy filings by WorldCom, Inc. and Teleglobe Inc., the payment history of one of our Brazilian customers and events in Argentina have reduced or may in the future impact our backlog.

Pricing

      As a private company, we are now able to set new, market-based prices for our services. As the IGO, we were not permitted to charge market-based prices and operated under an approved tariff schedule. Our current pricing strategy reflects the supply and demand characteristics of the market for fixed satellite services on a regional basis.

      In certain key markets, we have been able to increase our rates for newly contracted services for both non-preemptible and preemptible services. At this time, the list prices for our new lease service commitments have been modified to reflect a market-based pricing strategy. The prices for one of our channel and carrier service offerings have also been modified. Prices for our other three service commitment types — demand-based, occasional use and cable restoration service commitments — and for most of our channel and carrier service offerings have not yet changed. Prices for services in our new GlobalConnexSM Solutions portfolio are market-based.

      Although as a private company we are no longer subject to the restrictions on our ability to set prices to which the IGO was subject, we are subject to contractual restrictions that constrain our pricing ability in some circumstances. These contractual restrictions include the MFC protection provisions of the novation agreements. MFC protection entitles a customer to the lowest rate that we charge after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. We do not believe our MFC terms significantly restrict our ability to price our services competitively. MFC protection continues until July 18, 2006. Similarly, our LCO contracts require us to provide customers with the right to renew service commitments covered by an LCO contract at a price no higher than the price charged for those services on the privatization date. Under some circumstances, we may also be required by an LCO contract to reduce our prices for a service commitment covered by the contract. However, the current rates charged on service commitments subject to LCO protection are consistent with our historical service rates. LCO protection can continue until July 18, 2013. See “— Novation Agreements and Customer Service Agreements” for a description of these contractual restrictions and “Risk Factors” for a description of risks relating to these restrictions.

Network

      Our customers depend on our global communications network and our operational and engineering leadership, including our:

•	over 38-year operating history and pioneering achievements in satellite communications;

•	highly redundant network, resulting from our overlapping satellite coverage areas;

•	ability to relocate or reconfigure many satellites to cover different geographic regions;

•	availability of designated in-orbit sparing capacity in our fleet; and

•	consistently high transponder availability levels.

      Our network is currently comprised of 23 Intelsat-owned and -operated satellites in orbit, leased capacity on 2 satellites owned by strategic partners in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. Two additional satellites, with expected launch dates in 2003 or early 2004, are currently under construction. Our network also includes ground network infrastructure assets consisting of teleports in Germany, the United States and China and points of presence in New York, Hong Kong, Frankfurt, Los Angeles and London. In addition, on November 25, 2002 we completed a transaction pursuant to which we acquired from COMSAT and COMSAT Digital Teleport, Inc. additional network infrastructure assets consisting of two earth stations and a teleport, all located in the United States. See “Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of this transaction.

      We believe that our operational and engineering achievements are due primarily to our satellite procurement and operations philosophy, which we believe to be different from that of other satellite operators. Our operations and engineering staff is involved from a satellite’s design to its decommissioning. With our own staff working on site to monitor progress, we maintain close technical collaboration with our contractors during the process of designing, manufacturing and launching a satellite. We continue our engineering involvement throughout the operating lifetime of each satellite. Extensive monitoring of earth station operations and around-the-clock satellite control and network operations support ensure our consistent operational quality, as well as timely corrections when problems occur. In addition, we have in place contingency plans for any foreseeable technical problems that may occur during the lifetime of a satellite. Despite these plans, however, we may experience technical difficulties in the future that will impair the performance of one or more of our satellites. See “Risk Factors” for a description of the types of technical difficulties that could affect our satellites.

Satellite Systems

      There are three primary types of commercial communications satellite systems: low-earth orbit systems, medium-earth orbit systems and geosynchronous systems. Geosynchronous communications satellites are located approximately 22,300 miles, or 35,700 kilometers, above the equator. These geosynchronous satellites can:

•	receive radio frequency communications from an origination point;

•	relay those signals over great distances; and

•	distribute those signals to a single point or multiple receivers within the transmission range of the satellites’ beams.

      Geosynchronous satellites send these signals using various parts of the electromagnetic spectrum. Our fleet is designed to provide capacity using the C- and Ku-bands of this spectrum. A third frequency, the Ka-band, is not widely used at this time, but is being considered for use in broadband projects. A Ka-band satellite may be accessed by a smaller antenna, which is an important consideration for residential and small business markets. We do not today, but may in the future, use the Ka-band as part of our broadband strategy.

      A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping, box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit, which means that, in order to save fuel, we do not control their north-south position within their assigned orbital control boxes.

Our Satellites

      Our fleet of 23 of our own satellites and leased capacity on 2 satellites owned by strategic partners currently covers almost all of the earth’s surface and has been designed to provide a high level of redundancy for our customers. The features of our network that provide this redundancy are as follows:

•	most places on the surface of the earth are covered by more than one satellite;

•	many of our satellites have flexible design features that include the ability to be reconfigured or relocated to provide different areas of coverage; and

•	our in-orbit satellite fleet includes designated sparing capacity on operational satellites.

      Each of these features enables us to move customers to other satellites in the event of a malfunction on a given satellite.

      In addition to enhancing our network redundancy, the design flexibility of some of our satellites enables us to meet customer demand and respond to changing market conditions. However, the exact location and intended use of each of our satellites are subject to various governmental approvals, coordination issues and other regulatory requirements. See “— Regulation” below for a description of these regulatory requirements.

      For the year ending December 31, 2001, the transponder availability rate on satellites owned and operated by us was 99.9993%. This availability rate was achieved by accumulating more than 5.88 million transponder hours in service, with just over 41 hours of accumulated transponder outage. Our average transponder availability rate since 1985 has exceeded 99.997%.

      Our system fill factor represents the percentage of our total available station-kept transponder capacity that is in use or reserved at a given time. As of October 21, 2002, our satellites were operating at an average fill factor, including guaranteed reservations and rights of first refusal for service, of 63.9%. As of that date, our average system fill factor did not include capacity on the 601 and 804 satellites, which were in transit to other orbital locations. We estimate that our achievable system fill factor is approximately 90%.

      There are a number of elements that affect our achievable system fill factor. First, traffic on our satellite network is asymmetrical, generally reflecting the higher demand to move data from developed to developing regions. Second, our satellites are designed with a greater number of zone beams, as opposed to hemispheric beams, than is typical in the industry to accommodate the needs of our customers for space segment connectivity spanning multiple continents. Third, our current satellite fleet consists primarily of satellites of generic design, which offer more flexibility and can be easily deployed into other orbital locations within our satellite network, but which are not optimized for a specific location. In combination, these practical and technical aspects of our satellite system result in a lower achievable system fill factor than that of some other satellite service providers that have a higher concentration of region- or role-specific satellites.

      We expect our average system fill factor to decline as a result of the increase in our system’s available transponder capacity after the launch of our two additional planned satellites and our expansion into new orbital locations. Over the long run, we expect our achievable system fill factor to increase slightly, reflecting our deployment of satellites that are more specifically tailored to the expected traffic patterns of their orbital locations. Although achieving a high system fill factor enables us to generate more revenue than we otherwise would, it may be an indication of unmet demand at key orbital locations and may limit restoration capability in the event of a malfunction of a satellite in our system.

In-Orbit Satellites

      The satellites that make up our existing fleet include 23 satellites owned and operated by us and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region. One of these satellites is the INSAT 2E, leased pursuant to an agreement with the Government of India, Department of Space, INSAT Programme Office. Under this agreement with the Government of India, we have leased eleven 36 MHz equivalent transponders on INSAT 2E through May 30, 2009. We have the right to extend this lease term until the INSAT 2E has reached the end of its orbital maneuver life, which is currently expected to be May 2012. The other satellite on which we lease capacity is the SINOSAT-1, which we lease pursuant to an agreement with China’s SINO Satellite Communications Company Limited, referred to as SINOSAT. Under this agreement with SINOSAT, we have the option to lease, on a space-available basis, up to six 36 MHz transponders on the SINOSAT-1 satellite. We may exercise this option at any time and from time to time during the option term, which expires in April 2005. Two of the transponders may be leased through April 2005, while four of the transponders may be leased through April 2007. No lease may exceed five years. Under this option agreement with SINOSAT, we have leased capacity under one lease agreement through December 31, 2004 and under another lease agreement through August 31, 2006.

      The diagrams below show the composite coverage areas and orbital locations of the satellites in our network as of October 21, 2002. As of that date, the 601 and 804 satellites were in transit to other orbital locations. These satellites are shown in the diagrams below at their previous operational locations. With our satellites located in all of the principal ocean regions — the Atlantic, Pacific and Indian — and leased capacity available in the Asia-Pacific region, we provide coverage to nearly every landmass.

      The table below provides a summary of our in-orbit satellite fleet as of October 21, 2002. The transponder numbers are based on the original design capabilities of the satellites. The actual number of available transponders on a satellite can vary from its original design capabilities due to its orbital location, inter-system coordination issues, its beam configurations and the impact of certain anomalies.

      As of October 21, 2002, our in-orbit fleet had 892 transponders actually available for transmitting in the C-band and 321 transponders actually available for transmitting in the Ku-band. These totals measure transponders on station-kept satellites but exclude transponders on satellites in transit. In each case, these numbers refer to usable 36 MHz equivalent transponders.

				Transponders(1)			Estimated
		Orbital Location				End of Orbital	End of Orbital
Satellite	Manufacturer	(East Longitude)	Launch Date	C	Ku	Design Life	Maneuver Life(2)

Geostationary Orbit
601(3)	Hughes Aircraft Company (Hughes)	33.0[o]	October 1991	64	24	October 2001	June 2004
605	Hughes	332.5[o]	August 1991	64	24	August 2001	March 2006
701	Space Systems/ Loral	180.0[o]	October 1993	42	20	August 2004	June 2011
702	Space Systems/ Loral	176.0[o]	June 1994	42	20	April 2005	November 2012
704	Space Systems/ Loral	66.0[o]	January 1995	42	20	November 2005	December 2010
705	Space Systems/ Loral	310.0[o]	March 1995	42	20	January 2006	June 2009
706	Space Systems/ Loral	307.0[o]	May 1995	42	28	March 2006	June 2012
707	Space Systems/ Loral	359.0[o]	March 1996	42	28	January 2007	December 2012
709	Space Systems/ Loral	304.5[o]	June 1996	42	20	April 2007	October 2011
801	Martin Marietta	328.5[o]	March 1997	64	12	March 2007	February 2009
	Overseas Corporation
	(MMOC)
802	MMOC	174.0[o]	June 1997	64	12	June 2007	April 2015
804(3)	MMOC	64.0[o]	December 1997	64	12	December 2007	November 2015
805	MMOC	304.5[o]	June 1998	36	6	June 2008	December 2016
901	Space Systems/ Loral	342.0[o]	June 2001	72	22	June 2014	November 2017
902	Space Systems/ Loral	62.0[o]	August 2001	76	22	August 2014	March 2018
903	Space Systems/ Loral	325.5[o]	March 2002	76	22	March 2015	May 2017
904	Space Systems/ Loral	60.0[o]	February 2002	76	22	February 2015	May 2018
905	Space Systems/ Loral	335.5[o]	June 2002	76	22	June 2015	May 2019
906	Space Systems/ Loral	64.0[o]	September 2002	72	22	September 2015	January 2020
APR-1(4)	Indian Space Research	83.0[o]	N/A	11	0	N/A	May 2012
	Organization
APR-2(4)	Alcatel	110.5[o]	N/A	6	0	N/A	N/A
Inclined Orbit
511	Ford Aerospace	330.5[o]	June 1985	42	12	June 1992	June 2003
602	Hughes	64.0[o]	October 1989	64	24	October 1999	August 2011
603	Hughes	340.0[o]	March 1990	64	24	March 2000	July 2008
604	Hughes	157.0[o]	June 1990	64	24	June 2000	March 2006

(1)	Based on satellite design capabilities (or, for APR-1 and APR-2, available capacity for lease) and measured in 36 MHz equivalent transponders.

(2)	Assuming no relocation of the satellite.

(3)	In transit to another orbital location. Location shown is previous operational location.

(4)	Operated by strategic partners with capacity leased by us.

     The design life of a satellite is the length of time that the satellite’s hardware is guaranteed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite is actually expected to remain operational within its assigned station-keeping box, as determined by remaining fuel levels and consumption rates. Although the orbital maneuver lives of our satellites have historically extended beyond their contractual design lives, this trend may not continue.

      In order to extend the orbital maneuver lives of our 511, 602, 603 and 604 satellites beyond our original estimates, we are operating these satellites in inclined orbit. By operating a satellite in inclined orbit, we are able to save significant amounts of fuel and thereby substantially extend its useful life. Extending the lives of our inclined orbit satellites allows us to continue to earn revenue beyond our original estimates for these satellites. However, we typically offer capacity on inclined orbit satellites at a discount.

      We have experienced no catastrophic in-orbit loss throughout our history, and our current satellite fleet is generally healthy. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business. Most of these problems have been component failures and anomalies that have had little or no long-term impact on transponder availability to date. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives. To date, this redundancy design scheme has proven effective, although this trend may not continue. The most notable anomalies, losses and risks to our fleet at this time are described below.

      Our 605 satellite has experienced problems with its primary and redundant central telemetry units. These units transmit information regarding the performance and status of a satellite’s on-board systems to ground facilities and thereby enable satellite operators and engineers to track the health and configuration of a satellite. The 605 satellite’s primary telemetry unit failed in 1992, and the redundant unit failed in 1997. Less than three months after its failure, the redundant unit began transmitting information again and has been transmitting properly since that time. However, we do not know whether the redundant telemetry unit will continue to function properly in the future. As a precaution, we are using the 605 satellite primarily for sparing capacity. During the short period in which both units had failed, we were able to operate the satellite normally using a ground-based simulator to track the status of the satellite. In addition, we developed a ground-based system that allowed us to verify the satellite’s orientation in space, referred to as its attitude, without telemetry information from the satellite. We would use these ground-based systems to operate the 605 satellite in the event the redundant telemetry unit fails again, although it is possible that we may not be able to operate the satellite through its remaining useful life if this failure occurs.

      Our 701, 702, 704 and 709 satellites have been experiencing higher than normal friction torque on some of their momentum wheel assemblies. Each of these satellites includes three momentum wheel assemblies, any two of which must be operating at all times in order for the satellite to function properly. These wheel assemblies are used to control the satellite’s attitude. Higher than normal friction torque degrades the performance of the momentum wheels and increases the risk of wheel failure. The failure of one of these wheels could result in dynamic changes in the satellites’ orientation, referred to as attitude transients, and possible temporary loss of earth lock. Even though the primary wheels have not failed, we are currently using the redundant momentum wheel assemblies on the 701, 702 and 704 satellites in order to minimize the risk of attitude transients. We have developed an alternative control system that utilizes thrusters instead of momentum wheels that could provide long-term attitude control for each of the affected satellites in the event that two of its three wheels fail. These measures are expected to permit the 701, 702, 704 and 709 satellites to achieve and exceed their orbital design lives, despite any potential wheel failures.

      Our 702 satellite also has an anomaly with a switch that is used to move uplink transmissions between two zone beams. Our use of a redundant switch has prevented any loss of capability. Although we do not consider this anomaly to be significant, our in-orbit insurance policy described below under “— Sparing; Insurance — Insurance” excludes losses that may arise out of the loss of this redundant switch.

      Our 706 satellite has experienced battery cell failures that have reduced the energy available for operating the satellite during eclipse periods when the sun is not visible to the satellite. A satellite relies on its battery power during these periods, which occur twice per year near the solar equinox and can last up to 72 minutes per day over a period of 45 days. In order to minimize the stress on the remaining battery cells, we will continue to explore operational and commercial options that allow us to reduce the capacity in use during these eclipse periods.

      Our 709 satellite has experienced a similar type of battery cell failure involving fewer cells. It would take additional battery cell failures on the 709 satellite to impact our operation of the satellite. As a result, we do not at this time consider the 709 battery cell failures to be as significant as the battery cell failures on our 706 satellite. However, additional cell failures of this type are excluded from coverage under our in-orbit policy described below under “— Sparing; Insurance — Insurance”. In addition, the 709 satellite has a radio frequency output power instability in the downlink of one hemispheric beam. The anomaly, which was detected in 1996 shortly after the satellite’s launch, resulted in the loss of nine 36 MHz equivalent transponders of the satellite’s capacity. Losses arising out of the performance or utilization of the affected beam are excluded under our in-orbit insurance policy.

      In March 1997, before being put into service, our 801 satellite went into an uncontrolled spin that resulted in its loss of earth lock. We were able to recover attitude control within two days. However, the satellite’s north solar array structure was damaged during this period. The damage has limited our use of certain control equipment on the satellite required for station-keeping maneuvers. We have implemented alternative operational measures that allow us to continue station-keeping maneuvers on the 801 satellite. However, the satellite’s orbital maneuver life has been reduced. As described in “— Sparing; Insurance — Insurance” below, the 801 anomaly resulted in a settlement with our insurers. Although there is currently no evidence of further damage to the 801 satellite’s array structure, it is possible that the damaged array may not continue to perform as it has over the past four years. Our 801 satellite has also experienced failures resulting in degraded performance on four of its nine C-band hemispheric and zone beam receivers. There are six hemispheric and zone beams on the satellite, each of which requires a receiver. Thus, the satellite was designed to have three back-up receivers for use in the event of a failure. The recent failure of the fourth receiver has created a situation in which one of the beams must be configured to use a receiver experiencing degraded performance. It is possible that this anomaly may restrict the traffic we are able to carry on the affected beam.

      The spare attitude system processor on our 802 satellite has failed, resulting in the loss of redundancy for the attitude control system used to maintain the satellite’s orientation in space. This failure has not resulted in the loss of any revenue or available transponder capacity. We are currently deploying a back-up system for controlling the attitude of the 802 satellite from the ground that should allow us to continue operating the satellite for its full orbital maneuver life in the event the remaining processor fails.

      Our 804 satellite has experienced some degradation of performance on one zone beam and one hemispheric beam that we believe is caused by an obstruction affecting the antenna shared by these beams. This problem could result in the loss of some of the satellite’s capacity. However, because of the way we have allocated capacity and the locations of our customers, this degradation has had no significant impact on our operations or the availability of capacity on our 804 satellite to date. Our in-orbit insurance policy excludes losses relating to this anomaly.

      See “Risk Factors” for a discussion of the impact of various technical anomalies on our business.

Planned Satellites

      We expect to replace existing satellites, as necessary, with more technologically advanced satellites that meet customer needs. Consistent with this strategy, our satellites under construction have been designed with the flexibility to respond effectively and efficiently to emerging or changing patterns of communications traffic. We periodically conduct evaluations to determine the current and projected strategic value of our existing and planned satellites and to guide us in redeploying satellite resources as appropriate.

      We currently have two satellites under construction, with expected launch dates in 2003 or early 2004. Each of these new satellites is expected to have a design life of 13 years and an average orbital maneuver life of approximately 16 years. Both of these new satellites will replace satellites that are currently in orbit. The replaced satellites will then be redeployed in either new or currently occupied orbital locations.

      Our two new satellites are expected to have, on average, more power, more transponders and a larger coverage area than most of our existing satellites. The added transmission power of these satellites should allow our customers to use smaller antennas, reduce ground segment costs and use our system for an expanded variety of applications. We believe that the additional transponders on our new satellites should enable us to satisfy any additional demand among current customers. They should also enable us to enhance our service offerings and target new customers worldwide. See “Risk Factors” for a discussion of the impact on our business of any problems or delays in the manufacture or launch of these satellites.

      The table below details our current deployment plan for satellites on order, with transponder numbers based on the design capabilities of the satellites. We are constantly monitoring market conditions, and our satellite deployment plan changes from time to time to optimize our overall satellite system. The actual number of usable transponders on a given satellite will depend on a number of factors, including the satellite’s operational configuration at a specific orbital location.

					Transponders(1)				Estimated End
		Orbital Location		Expected				End of Orbital	of Orbital
Satellite	Manufacturer	(East Longitude)		Launch Date	C	Ku		Design Life	Maneuver Life(2)

907	Space Systems/ Loral	332.5	[o]	First quarter 2003	76	22		First quarter 2016	Fourth quarter 2019
10-02	Astrium	359.0	[o]	Fourth quarter 2003 or first quarter 2004	70	12	(3)	Fourth quarter 2016	Fourth quarter 2018

(1)	Based on satellite design capabilities and measured in 36 MHz equivalent transponders.

(2)	Assuming no relocation of the satellite.

(3)	An additional 24 Ku-band transponders measured in 36 MHz equivalents on this satellite have been sold to Telenor. See “— Telenor Agreement” for a description of our agreement with Telenor relating to the sale of these transponders.

     Construction Agreements. We have agreements for the manufacture of our two planned satellites with Space Systems/ Loral, Inc. and Astrium SAS. Our agreement with Space Systems/ Loral relates to our one remaining Intelsat IX series satellite under construction. Our agreement with Astrium SAS relates to two Intelsat X series satellites, the 10-01 and 10-02 satellites. As described below, we have terminated this agreement with respect to the 10-01 satellite. Total delivery time for satellites ordered under these agreements generally ranges from 30 to 44 months. Under our satellite manufacturing agreements, we are required to pay the majority of the total contract price for each satellite in the form of progress payments during the period of the satellite’s construction. The remainder of the price is payable in the form of incentive payments based on orbital performance over the design life of the satellite following launch, as well as in the form of a significant payment due only when the satellite has successfully completed in-orbit testing. Our agreements provide for price reductions or payments by the manufacturer in the event of late delivery due to the fault of the manufacturer.

      The agreements for the manufacture of our satellites currently under construction include provisions that enable us to terminate with or without cause. If we terminate an agreement without cause, we are typically subject to substantial termination liabilities that escalate with the passage of time. If we terminate for cause, we are usually entitled to take over any work remaining, with the manufacturer paying any additional costs. Alternatively, we can recover payments we have made if the delivery date for a satellite has been delayed by more than a specified period of time. We would also be entitled to receive additional specified damages. The risk of loss of each satellite manufactured under these agreements passes to us at launch.

      In November 2002, we notified Astrium SAS of our termination of our construction agreement with respect to the 10-01 satellite due to postponement in the delivery date for the satellite by more than the period of time specified in the agreement. In accordance with the agreement, we have requested that Astrium SAS refund to us the payments we have made under the contract and meet with us to discuss any other remedies to which we may be entitled. We have not terminated the portion of our agreement with Astrium SAS relating to the 10-02 satellite. For a discussion of the expected impact of the termination of our order for the 10-01 satellite on our financial condition and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Termination of Our Order for the Intelsat 10-01 Satellite”.

      Under our agreement with Space Systems/ Loral, we have the option until March 2003 to order additional satellites at fixed prices specified in the agreement. Our agreement with Astrium SAS also gives us the option until February 2005 to order additional satellites at fixed prices identified in the agreement.

      Launch Services Agreements. For the Intelsat IX series satellite yet to be launched, we have entered into a launch services agreement with Arianespace. We have also entered into launch services agreements with Sea Launch Company LLC and Lockheed Martin Commercial Launch Services for the Intelsat X series satellites. These launch services agreements provide that we may terminate the agreements at our option, subject to the payment of specified termination fees that increase as a given launch date approaches.

      The launch of the remaining Intelsat IX series satellite on order is covered by a launch services agreement with Arianespace. This agreement gives us the ability to postpone a launch in certain circumstances. In the event of a launch failure, we have the option to launch a replacement satellite within 12 months of our notice of launch failure.

      We have negotiated postponement terms in both agreements in order to allow for reasonable delays in the delivery of our satellites. We also have the ability to terminate either agreement if specific launch vehicle upgrade milestones are not met. In the event of a launch failure, both agreements give us the option to launch a replacement satellite at a cost specified under the agreement. See “Related Party Transactions” below for information regarding our agreement with Lockheed Martin Commercial Launch Services.

      At the time we entered into our launch services agreements with Sea Launch Company LLC and Lockheed Martin Commercial Launch Services, we had two Intelsat X series satellites on order. However, since that time we have terminated our order for the Intelsat 10-01 satellite. In connection with our termination of our order for the 10-01 satellite, we have not yet decided whether to terminate or to seek to renegotiate one of these two launch services agreements for the launch of a future satellite. For a discussion of the expected impact of the termination of our order for the 10-01 satellite on our financial condition and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Termination of Our Order for the Intelsat 10-01 Satellite”.

Network Operations and Current Ground Facilities

      We control and operate each of our satellites and manage the communications services for which it is used from the time of its initial deployment through the end of its operational life. We provide most of these services from our Washington, D.C.-based satellite control center and network operations center. We also provide tracking, telemetry and command services for our 23 satellites and for satellites owned by other satellite companies. We provide these services from ground facilities located around the world.

      The satellite control center is responsible for the monitoring and control of our satellite fleet 24 hours per day, 365 days per year. Utilizing sophisticated satellite command and control hardware and software, the satellite control center analyzes telemetry from our satellites in order to monitor the status and track the location of our satellites. As necessary, the satellite control center sends commands to the satellites for station-keeping maneuvers and equipment reconfigurations. Our satellite control center currently manages a complex and dynamic operations environment. It manages the daily operation of our satellites and those satellites we operate for other satellite companies, while concurrently supporting our launch schedule. We perform all of these functions from one facility, with one group of employees. Centralizing these functions enables our staff to become proficient in the management of multiple satellite series, thereby improving our operational redundancy and response times and increasing the cost-efficiency of our satellite operations.

      Our network operations center is responsible for managing the communications services that we provide to our customers, and is the first point of contact for customers needing assistance in using our network. Daily tasks include monitoring customer traffic and the quality of our customer communications services. Our network operations center also conducts measurements of transponder performance and transmission power and resolves interference issues and other customer concerns. The network operations center coordinates satellite configuration changes and satellite transitions, as well as back-up operations for customers’ cable failures. The various monitoring systems that the network operations center uses to perform these functions are in continuous, remote-controlled operation 24 hours per day.

      We also maintain a back-up operations facility, deployed during the early 1990s, a relatively short distance from our Washington, D.C. facility. The back-up facility uses a different power grid and different telephone system than our primary satellite control and network operations facility and, like our primary facility, has access to an uninterruptible power supply. This facility provides back-up emergency operational services in the event that our Washington, D.C. operations areas experience interruption. This back-up facility is unmanned, but can be ready for operation within three hours of the declaration of an emergency at our Washington, D.C. facility. In November 2002, we acquired the lease for this back-up facility from COMSAT. See “Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of the transaction pursuant to which we acquired this lease.

      Our satellite control center and network operations center use a network of ground facilities to perform their respective functions. This network includes six TTC&M stations and various other earth stations worldwide. Refer to “— Property” below for information regarding the location of our ground network facilities.

      Due to the limitations on our activities as the IGO prior to privatization, we do not own most of the earth stations and other facilities that comprise our ground network, including four of our six primary TTC&M stations. See “Creation of Intelsat, Ltd.” for a description of these historical limitations. Rather, we contract with the owners of the TTC&M stations and other facilities for the provision of certain monitoring and control services. The contracts with the owners of these four TTC&M stations have expiration dates ranging from November 30, 2005 to August 31, 2007. These owners are in most cases actual users of our network, establishing a collaborative relationship that ensures each TTC&M station is well maintained and staffed. On November 25, 2002, we completed a transaction with COMSAT and COMSAT Digital Teleport, Inc. pursuant to which we acquired two of the six primary TTC&M stations in our ground network. See “Related Party Transactions — COMSAT Asset Purchase Agreement” for more information about this acquisition.

  Sparing; Insurance

      Both in-orbit sparing and insurance are important components of our risk mitigation strategy for satellite-related malfunctions. While insurance provides cash proceeds in the event of an insured loss, in-orbit sparing provides capacity to meet customers’ needs in the event of a launch failure or an in-orbit failure.

        Sparing

      We believe that the availability of spare capacity, together with the overlapping coverage areas of our satellites and flexible satellite design features described in “— Our Satellites” above, are important aspects of our ability to provide reliable service to our customers. In addition, these factors enable us to mitigate the financial impact to our operations attributable to the loss of a satellite. Our system accommodates in-orbit sparing through the provision of capacity designated for sparing. To partly offset the cost of providing in-orbit sparing, we have historically offered our sparing capacity for sale to our customers on a preemptible basis, meaning that the customers’ services may be preempted in the event of a partial or catastrophic satellite failure. This approach enables us to optimize our fleet and to minimize potential revenue loss. The growth in our satellite capacity as a result of our current launch program should also improve our ability to protect our revenue in the event of an in-orbit failure. See “Risk Factors” for a discussion of the impact of a launch or in-orbit failure on our business.

        Insurance

      Historically, and under our contracts for the manufacture of the Intelsat IX and X series satellites, the manufacturers of our satellites bear the risk of loss of the satellites up to launch, at which time title and risk of loss pass to us. At that point, we have generally obtained insurance for the launch and, in most cases, some limited period of time of in-orbit operations for satellites owned by us. Prior to November 2001, we generally did not obtain in-orbit insurance beyond the first year of in-orbit operations. This assumption of in-orbit operations risk was supported in part by the IGO’s ability to call capital from its owners and in part by the generally healthy operating history of the IGO’s satellites. Approximately 30 years ago, we began our policy of maintaining a program office at each satellite manufacturer’s site where our engineers could monitor our contractors during the construction and testing of our satellites. Since that time, 48 satellites have been placed into orbit, and we have experienced no catastrophic in-orbit loss throughout our history. Please refer to “— In-Orbit Satellites” above for a description of notable anomalies, losses and risks to our fleet at this time.

      Launch Insurance. We obtained insurance for the launch and first year of in-orbit operations of our seven Intelsat IX series satellites, six of which have already been launched. The Intelsat 901 and 902 satellites have already been in orbit for more than one year and therefore are no longer covered under this policy. The first year after launch is the period that includes the deployment and in-orbit testing and is considered to be the time of greatest in-orbit risk. Subject to customary exclusions, our insurance covers losses to the Intelsat IX series satellites occurring during a satellite’s launch, or after lift-off, and during its first year of in-orbit operations. These customary exclusions, such as losses relating to acts of war, are described in “Risk Factors”. The launch insurance on each of the Intelsat IX series satellites is in an amount approximately equal to the net book value of the satellite. Launch coverage under this policy includes catastrophic loss of a satellite during launch, as well as the failure of a satellite to obtain a proper orbit. In-orbit coverage under this policy includes a satellite’s failure to perform in accordance with contractual design specifications once in orbit and during the first year of operations. If 50% or more of a satellite’s capability is lost, then we may declare a constructive total loss, and the insurers would be required to pay the full insured value and would obtain salvage in return. If the satellite is able to achieve more than 50% but less than 100% of its performance specifications, we will be entitled to a pro rata portion of the amount of the insured value.

      In-orbit Insurance. We currently have insurance in place through November 8, 2003 for the in-orbit operations of the Intelsat 706, 707, 802, 805, 901 and 902 satellites. In addition, the Intelsat IX series satellites that complete their first year of in-orbit operations before November 8, 2003 will be insured under this policy. Under the terms of this policy, we chose to co-insure $100.0 million of the net book value of each covered satellite, and insurers cover the balance of the net book value of each satellite excluding capitalized performance incentives relating to the satellites. Two of the satellites covered by this policy are expected to have their net book values fall below $100.0 million before the expiration of the policy on November 8, 2003. Our decision to assume some risk for each satellite was based in part on our favorable in-orbit experience, as described above, and in the context of our current sound financial condition. For satellites with net book values of $100.0 million or less, we bear all loss. For satellites with net book values of over $100.0 million, we bear a percentage of the loss equal to the percentage of the total net book value of the applicable satellite represented by the $100.0 million that we co-insure. Coverage under this policy recognizes losses based on a satellite’s failure to perform in accordance with contractual design specifications. If 80% or more of a satellite’s capability is lost, then a constructive total loss may be declared by us, and the insurers would pay the full insured value determined as described above. If 5% or more but less than 80% of a satellite’s capability is lost, we will be entitled to a pro rata portion of the amount of the full insured value determined as described above. There are a number of customary exclusions to our coverage under this policy, as well as exclusions relating to existing anomalies. The customary exclusions are described in “Risk Factors”. The other exclusions relate to problems we have experienced on our 706 and 802 satellites. See “— In-Orbit Satellites” above for a discussion of these anomalies. There are also deductibles for any two battery cell failures on the 805 satellite and approximately 5% of the solar array output power on the Intelsat IX series satellites.

      As our remaining satellites individually have values of approximately or less than $100.0 million, we have not obtained, and do not intend to obtain, in-orbit insurance coverage for them. The aggregate net book value of these 13 satellites as of September 30, 2002 was $615.9 million, which includes 3 satellites with no book value and 3 satellites with an aggregate net book value of $1.7 million.

      As the insurance currently in place for our satellites expires, our decision to purchase additional in-orbit insurance will depend on a number of factors. These factors include the cost and availability of insurance in the market and the exclusions to coverage, if any, required by insurers. We would also consider the other terms and conditions upon which insurance is available and our historical experience with launch and in-orbit malfunctions. We may decide not to obtain any additional in-orbit insurance. Even if we decide to seek additional insurance, we may not be able to obtain additional in-orbit insurance on reasonable terms and conditions, if at all. Our current intention is to obtain launch insurance and insurance for the first year’s in-orbit operations for our Intelsat X series satellite under construction. However, we may not be able to obtain such insurance for this satellite on reasonable terms and conditions, and we may not be able to obtain insurance at all. See “Risk Factors” for a description of the risks to our business associated with not having in-orbit or launch insurance for our satellites.

      We also have insurance in place for 8.15 years from the date of launch for losses to the Intelsat 801 satellite if the cause is related to the satellite’s north solar array. On March 18, 1997, the 801 satellite was damaged, causing a reduction in the satellite’s orbital life. The IGO subsequently entered into settlement agreements with insurers in which an aggregate amount of approximately $33.0 million in compensation was agreed upon. The agreements also provided that the insurers would insure the satellite for any losses associated with the satellite’s north solar array.

      In addition to the satellite insurance described above, we currently maintain third-party liability insurance up to a limit of $500.0 million per occurrence or in the aggregate per year for damages for physical injury and property damage to third parties caused by our satellites. Our current policy expires in early June 2003.

      We do not insure against lost revenue in the event of a total or partial loss of a satellite. For additional information on insurance matters, see “Risk Factors”.

Competition

      We are a global satellite operator. Our competitors include other global and regional satellite operators as well as suppliers of terrestrial communications capacity. We compete with other satellite operators for both point-to-multipoint, or broadcast, services and point-to-point services. We compete with fiber optic cable operators principally for point-to-point services. Competition in these services is based on several factors, including availability of service, type of service offered and global capacity coverage. Competition in these services is also based on the flexibility of contract terms and conditions, price and pricing plans, and communications quality and reliability.

      Prior to our privatization, most of our customers held investment share in the IGO in proportion to their usage of our system. As a result, our business may have realized some competitive advantages from that arrangement. See “Risk Factors” for a discussion of the potential effects of the privatization on our business and competitive position.

  Satellite Operators

      We compete primarily with other large satellite network operators. Our largest competitors currently include PanAmSat Corporation, SES GLOBAL S.A., Eutelsat S.A., Loral Space and Communications Ltd. and New Skies.

      PanAmSat. PanAmSat Corporation operates a network of 22 geosynchronous satellites that provide global coverage primarily for video distribution services. It is a leading provider of satellite capacity for television program distribution to network and cable systems in North and South America, Africa, South Asia and the Asia-Pacific region. PanAmSat has a particularly strong presence in North and South America. We understand that EchoStar Communications Corporation announced in December 2002 that it had terminated its planned acquisition of Hughes Electronics Corporation, PanAmSat’s majority shareholder. We believe PanAmSat is our most significant competitor.

      SES GLOBAL. In November 2001, SES GLOBAL S.A. completed its acquisition of GE American Communications, Inc. and an exchange offer that resulted in SES GLOBAL’s ownership of 100% of the shares of Société Européenne des Satellites S.A., known as SES Astra. SES GLOBAL owns and operates a fleet of 29 geosynchronous satellites and owns minority interests in several regional satellite services providers that together operate 13 additional satellites. SES GLOBAL primarily provides cable video, broadcast video and direct-to-home video services in the North American and European markets. It also provides Internet, broadband and private data network services. SES GLOBAL also has a presence in Asia and Latin America due to its minority interests in regional satellite services providers such as Asia Satellite Telecommunications Holdings Limited, referred to as AsiaSat, a satellite system in the Asia-Pacific region, Star One S.A., owner and operator of Brasilsat, a satellite fleet in South America, and Nahuelsat S.A., the operator of a satellite providing services in Latin America. SES GLOBAL also owns a strategic interest in Nordic Satellite A.B., which operates satellites serving Scandinavia.

      Eutelsat. Eutelsat S.A. operates a fleet of 21 geosynchronous satellites primarily providing broadcast video and radio service across its core market of Europe and into parts of the Middle East, Africa, Southwest Asia and North and South America. Eutelsat also leases capacity on three satellites operated by other companies. In August 2001, Eutelsat announced the acquisition of 21.15% of the capital stock of HISPASAT, Spain’s national satellite operator. On January 24, 2002, Eutelsat announced that its stake in HISPASAT will be increased to a minimum of 27%. This acquisition is expected to increase Eutelsat’s coverage of Latin America.

      Loral. Loral Space and Communications Ltd. is a diversified satellite company with substantial activities in satellite manufacturing and satellite-based communications. Although its fixed satellite services operations still cannot provide full global coverage, Loral has entered into joint marketing arrangements with other regional and national satellite operators under the umbrella of the “Loral Global Alliance”. The Loral Global Alliance includes Loral Skynet, Satelites Mexicanos, S.A. de C.V., referred to as Satmex, Europe*Star Limited, which is a joint venture of Loral and Alcatel Space Industries, and Loral Skynet do Brasil. The Loral Global Alliance owns and operates a fleet of 13 geosynchronous satellites and leases the transponder capacity to its customers, who are primarily broadcasters. Its services are offered across North America, the Caribbean, and parts of South America and Europe. Loral provides both transponder capacity and bundled services. However, it must rely on a network of local subcontractors for installation and maintenance services. Accordingly, Loral must rely on third-party providers for some of the services it offers. Loral does offer technical capabilities to maintain equipment at both ends of any given transmission link, which can be attractive to smaller and less sophisticated customers.

      New Skies. New Skies, which was spun off from the IGO in 1998, owns a fleet of five geosynchronous satellites positioned at four different orbital locations around the world. New Skies intends to serve the rapidly growing private sector demand of the world’s video, data and multimedia markets, focusing primarily on video distribution and Internet backbone connectivity.

      While all of these competitors derive a greater share of their total revenue from the provision of video services than we do, each of these companies offers services similar to those we offer. However, we believe that we offer more satellite capacity, greater global redundancy and greater reliability than our competitors currently offer. SES GLOBAL derives most of its business from Europe and North America. PanAmSat’s and Loral’s service is concentrated primarily in North America. Eutelsat derives most of its business from service in Europe. In addition, we provide substantial technical assistance to our customers in connection with the provision of our service, especially to customers in developing countries. We believe that these companies compete with us primarily on price, access, coverage and reliability of service.

      We also compete with a number of regionally focused satellite operators in each region of the world. Some of these entities provide international connections to supplement their domestic services. These entities include, among others:

•	Europe*Star Limited in Europe;

•	the Arab Satellite Communications Organization, referred to as Arabsat, in the Middle East;

•	Telesat in North America;

•	AsiaSat, APT Satellite Telecommunications Ltd., MEASAT Networks Limited and Shin Satellite Public Limited Company in Asia; and

•	Satmex and Star One S.A. in Latin America.

      A number of other countries have domestic satellite systems that also compete with us to some extent, although most of our business is international in scope. These regional and national operators compete with us primarily on price. In addition, some countries limit our access in order to protect their national satellite systems.

      We expect consolidation in the industry to continue, resulting in more intense competition from larger competitors with global systems. See “— Industry Overview — Key Trends — Industry Consolidation” and “Risk Factors” for further information on the consolidation in the industry and its effect on our competitive environment.

  Fiber Optic Cables

      The primary use of fiber optic cables is carrying high-volume communications traffic from point to point. The growth in the capacity of fiber optic cable on point-to-point transoceanic routes, particularly across the Atlantic Ocean, has led some services between major city hubs to migrate from satellite to fiber optic cable. For example, most voice and data traffic and video contribution traffic between major city hubs has migrated to fiber optic cable. The reduction in prices of capacity on fiber optic cables has also contributed to this migration. As a result, most satellite companies generally do not focus on this market. However, satellites remain competitive for signals that need to be transmitted beyond the main termination points of the fiber optic submarine cables. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective or is physically not feasible. We believe that any competition that we face from fiber optic cable companies is likely to be based primarily on price.

      Only fiber optic cable that has been installed and activated can provide the capacity to compete against other communications media. Fiber optic networks become operational in two phases, both of which involve substantial capital outlay. First, the cable has to be installed. Second, it has to be activated by a process commonly referred to as lighting. The amount of lit capacity defines the amount of bandwidth that is truly available. We believe access to capital by network providers that supply fiber optic cable has been reduced significantly in recent months because of general market conditions and the financial conditions of several of these potential competitors, as demonstrated by the bankruptcies or filings for creditor protection of 360networks inc., Global Crossing Ltd. and KPNQwest N.V. and the recently completed financial restructuring of Williams Communications Group, Inc., which is now known as WilTel Communications Group, Inc. Consequently, we believe a significant proportion of the fiber optic cable that has been installed remains dark or unlit, and there is ongoing uncertainty as to when that capacity will become usable.

Regulation

      As an operator of a privately owned global satellite system, we are regulated by the United States Federal Communications Commission, referred to as the FCC, under the Communications Act of 1934, as amended. We also must comply with the requirements of the Open-Market Reorganization for the Betterment of Telecommunications Act, referred to as the ORBIT Act. We are also subject to the regulations of governmental entities in other countries in which we operate. In addition, we are subject to the frequency coordination process of the International Telecommunication Union’s Radio Regulations provisions.

  Regulation by the FCC

      All of our currently operating satellites are licensed in the United States. Our operation and ownership of these satellites is regulated by the FCC, the government agency with primary authority in the United States over commercial use of satellite radio communications. We currently must comply with FCC regulations with respect to obtaining and retaining our satellite licenses and avoiding harmful interference with or to other users of radio frequencies. We also must comply with other FCC regulations governing U.S.-licensed satellite systems and must obtain FCC licenses for the operation of earth stations in the United States. Our Intelsat USA License Corp. subsidiary is subject to regulation as a common carrier, as discussed in more detail below. Violations of the FCC’s rules may result in various sanctions, including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations.

        Authorization to Launch and Operate Satellites

      The FCC issues licenses to launch and operate satellites to satellite operators who meet its legal, technical and financial qualification requirements. The FCC requires applicants for satellite licenses, as part of the application process, to demonstrate that their proposed satellites would be compatible with the operations of adjacent satellites. The FCC expects U.S.-licensed satellite operators to coordinate with other domestic and foreign operators to avoid harmful interference, and it does not become involved unless the operators are unable to resolve their conflicts.

      On August 8, 2000, the FCC provided Intelsat LLC with conditional authorization to operate the IGO’s 17 C-band and Ku-band satellites existing at that time and to construct, launch and operate our planned satellites. These authorizations are conditioned on our compliance with the privatization and initial public offering requirements of the ORBIT Act, which requirements are discussed below under “— The ORBIT Act”. These conditional authorizations provided Intelsat LLC with access to a total of 22 orbital locations and granted multiple waivers of the FCC’s technical rules to accommodate the existing design and operations of our satellite system. For example, the FCC waived its two-degree spacing requirement to allow continued operation of our existing and planned satellites at spacing greater than two degrees from non-Intelsat satellites. The FCC also waived certain financial requirements. The FCC’s waivers with respect to a particular satellite will apply for the entire term of the satellite license. However, the FCC is not required to grant additional waivers to us in connection with our future satellite applications.

      On December 14, 2000, the FCC denied petitions for reconsideration of this conditional authorization that were filed by PanAmSat and GE American Communications, Inc. Intelsat LLC’s conditional authorizations became effective on July 18, 2001, the date on which the IGO, in connection with its privatization, transferred ownership of its eighteen satellites to Intelsat LLC. This was also the date on which the IGO transferred its International Telecommunication Union network filings for 22 orbital locations associated with the operation of these satellites to the United States national registry. Pursuant to these conditional FCC licenses, and consistent with FCC rules, Intelsat LLC may use its orbital locations and satellites to provide services on a private carrier basis in the United States and internationally.

      The license term for each of our 17 satellites that were in operation on the date of the FCC’s August 8, 2000 licensing order is ten years or end of life, whichever comes first, with the license term commencing on July 18, 2001. The license term for each of the planned satellites that were not yet in operation on August 8, 2000 is ten years from the date that Intelsat LLC certifies to the FCC that the particular satellite has been successfully placed into orbit and that the satellite’s operations conform to the requirements of the FCC licenses. Intelsat LLC has certified that the Intelsat 902 satellite became fully operational in conformity with the requirements of the FCC license on October 15, 2001. Intelsat LLC has certified that the 901 satellite became fully operational on November 21, 2001, that the 904 satellite became fully operational on March 27,

2002 and that the 903 satellite became fully operational on May 22, 2002. Intelsat LLC also has certified that the 905 satellite became fully operational on July 18, 2002 and that the 906 satellite became fully operational on October 19, 2002.

      At the end of a license term, Intelsat LLC can request special temporary authorization to continue operating a satellite. The FCC generally grants such authorization after the expiration of the initial license term. However, such authorization is not guaranteed. Intelsat LLC can also request licenses to launch and operate replacement satellites. The FCC’s rules do not guarantee that it will grant licenses for replacement satellites. In practice, however, the FCC generally grants requests for replacement satellites. If the FCC does not issue Intelsat LLC a license to launch and operate a replacement satellite in any of its 22 orbital locations, the FCC must return the particular orbital location to the International Telecommunication Union, at which time the orbital location would become available for use by other satellite operators. Although Intelsat LLC’s FCC licenses are now effective, these licenses remain conditioned upon our completion of an initial public offering that complies with the requirements of the ORBIT Act. The requirements of the ORBIT Act are discussed below under “— The ORBIT Act”.

      Any changes to Intelsat LLC’s licensed satellite system require FCC approval. The FCC, at Intelsat LLC’s request, has approved modifications to Intelsat LLC’s conditional licenses to operate its in-orbit satellites and to launch and operate additional satellites in the future. The modifications to the licenses included changes in the orbital locations of certain satellites and revised orbital relocation dates for certain satellites. The FCC has also granted periodic requests by Intelsat LLC for special temporary authority to conduct in-orbit testing of newly launched satellites and to operate its licensed satellites in different orbital locations on a temporary basis. The FCC is currently considering requests by Intelsat LLC for modifications to its licenses to operate the Intelsat 601, 602, 603, 702, 805 and 907 satellites.

      In addition to the 2 satellites on which we lease satellite capacity, Intelsat LLC now owns and operates 23 C-band and Ku-band satellites and has plans to construct, launch and operate 2 additional satellites. See “— Network — Our Satellites — Planned Satellites” for a description of the planned additions to our satellite system. Intelsat LLC must construct, launch and operate these additional satellites by specified target dates, referred to as milestones. The failure to meet these milestones for a particular satellite will render our FCC license for that satellite null and void and could result in our losing access to the orbital location associated with that satellite. The FCC imposes these milestones on all U.S.-licensed satellite operators in order to prevent the warehousing of orbital locations. If we experience delays in meeting a milestone, we can apply to the FCC for an extension of the milestone. The FCC will generally grant an extension if the delays are due to circumstances outside of a satellite operator’s control, such as the late delivery of a satellite by a satellite manufacturer.

Other FCC Authorizations

      As a public intergovernmental organization, the IGO was not permitted to hold earth station licenses. As a result, four earth station licenses and one experimental earth station license associated with technical facilities located at our Washington, D.C. building and at COMSAT’s Clarksburg, Maryland earth station facility were held by COMSAT on the IGO’s behalf. On April 23, 2001, in anticipation of the IGO’s privatization, Intelsat LLC and COMSAT jointly filed an application to assign these earth station licenses to Intelsat LLC. The FCC accepted these applications for filing and made them available for public comment on May 16, 2001. No comments were filed with respect to the applications, and the FCC granted the applications on October 25, 2002.

      Pursuant to an FCC order issued on December 6, 1999, we are no longer required to distribute our services to customers located in the United States solely through COMSAT as an intermediary. Before that date, users of our satellite capacity located in the United States could not obtain our services directly from us, but were required to obtain our satellite capacity through COMSAT.

      On November 25, 2002, we completed a transaction pursuant to which we acquired most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc. The assets that we have acquired in this transaction include substantially all of COMSAT World Systems’ service contracts for our capacity, two

TTC&M earth station facilities located in the United States and a teleport facility located in the United States. We received the FCC’s approval for the transfer of FCC licenses held by COMSAT relating to the transferred assets on October 25, 2002. The FCC approved the transfer of 36 Title III operating licenses to our Intelsat LLC subsidiary and the transfer of 32 Title II common carrier authorizations to our Intelsat USA License Corp. subsidiary, which acquired COMSAT World Systems’ customer contracts. See “Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of the COMSAT transaction. As a result of this transaction, we became subject to FCC reporting and record-keeping requirements applicable to U.S. international common carriers. These requirements include traffic and revenue reporting, international circuit status reporting and international interconnected private line reporting. Other requirements we are now subject to as a result of the COMSAT acquisition are notification of, and approval for, foreign carrier affiliations and filing of contracts with international carriers. We are now also required to make annual financial reports and equal employment opportunity reports. Finally, we are now also required to provide communications assistance for law enforcement and to maintain customer billing records for eighteen months.

FCC Fees

      We must pay FCC application fees in connection with modifying or renewing our satellite and earth station licenses and requesting additional or special temporary authority to operate satellites or earth stations. We must also pay annual regulatory fees to the FCC for our satellites, for our earth stations located in the United States and for our use of capacity over international bearer circuits. We are required to provide quarterly information to the FCC on the services that we provide to our customers. The FCC uses this information to calculate our universal service contribution or to determine that we are exempt from the contribution requirement because our contribution would be de minimis. Universal service contributions are fees paid by domestic interstate telecommunications providers to finance the availability of affordable telecommunications services to low-income consumers, high-cost and rural areas, and schools, libraries and health-care providers. There are certain limited types of domestic interstate telecommunications services, for example, services provided to the U.S. Government, that we could provide without becoming subject to universal service contributions.

The ORBIT Act

      We are required to comply with the requirements of the ORBIT Act. The ORBIT Act entered into force in March 2000. The stated purpose of the ORBIT Act is “to promote a fully competitive global market for satellite communication services for the benefit of consumers and providers of satellite services and equipment by fully privatizing the intergovernmental satellite organizations, INTELSAT and Inmarsat.” The ORBIT Act also requires us to conduct an initial public offering by no later than December 31, 2003, unless the date is extended by the FCC to no later than June 30, 2004.

      The FCC has the authority to determine whether we are in compliance with ORBIT Act requirements. If the FCC determines that we have failed to privatize or to conduct our initial public offering in a manner consistent with the ORBIT Act, the ORBIT Act directs it to limit through conditions or deny our applications for satellite licenses, satellite construction permits or the renewal of these licenses and permits. The FCC could also elect to impose restrictions on us that limit our ability to provide “non-core services”, which are defined by the ORBIT Act as any services other than public switched voice telephony and occasional use television. The imposition of these restrictions would limit our ability to provide services such as Internet access, high-speed data transmission and video services, each of which is a key application in terms of our revenue and is part of our strategy to grow our business. Refer to “Risk Factors” for a discussion of the risks associated with a determination by the FCC that we are not in compliance with the ORBIT Act.

      The ORBIT Act sets forth specific criteria relating to the privatization of the IGO, including target dates for the privatization and requirements designed to ensure that our directors, officers and managers are independent from former Signatories and intergovernmental organizations. For example, a majority of the members of our board of directors must be unaffiliated with any former Signatory of the IGO, no member of our board of directors may be affiliated with any intergovernmental organization and none of our officers or managers may at the same time be officers or managers of a former Signatory or have a financial relationship with a former Signatory. On May 29, 2001, the FCC issued an order finding that the IGO’s privatization plan met the ORBIT Act’s criteria for ensuring a pro-competitive privatization. As required by that order, Intelsat LLC filed supplemental information with the FCC on August 17, 2001 confirming that the privatization had been completed within the dates and specifications approved by the FCC and identifying the directors, officers and managers of Intelsat, Ltd., Intelsat LLC and our other subsidiaries. On March 8, 2002, we updated the supplemental information with respect to one director. The FCC’s May 29, 2001 order also required Intelsat LLC to report to the FCC on its progress in novating assigned contracts and leaseback arrangements with New Skies. Intelsat LLC submitted these reports to the FCC on August 2, 2001 and September 10, 2001.

      The ORBIT Act also requires us to conduct an initial public offering of equity securities by December 31, 2003, unless the date is extended by the FCC to no later than June 30, 2004. This deadline was recently extended from the prior deadline for our initial public offering of December 31, 2002, pursuant to an amendment to the ORBIT Act enacted on October 1, 2002. The FCC required us to file reports with the FCC demonstrating our due diligence in pursuing an initial public offering under the requirements of the ORBIT Act. We filed these reports on the required dates.

      The criteria imposed by the ORBIT Act for our initial public offering include that the initial public offering must “substantially dilute” the aggregate ownership in our company of former Signatories of the IGO. In addition, our shares must be listed for trading on one or more major stock exchanges with transparent and effective securities regulations. The ORBIT Act also requires that we have a fiduciary board of directors. Within 30 days of our initial public offering, we must file information with the FCC demonstrating that the initial public offering complied with these ORBIT Act requirements. The ORBIT Act does not provide the FCC with any specific guidance as to what would constitute a substantial dilution. However, the ORBIT Act specifies that the FCC, in determining whether the initial public offering attains substantial dilution, shall take into account the purposes and intent, privatization criteria and other provisions of the ORBIT Act, as well as market conditions. The FCC has interpreted the “substantial dilution” requirement of the ORBIT Act in the case of New Skies’ initial public offering. The FCC determined that New Skies’ initial public offering of 30,120,000 shares, which amounted to 23% of New Skies’ total issued share capital, was a substantial dilution of New Skies’ former Signatory ownership in view of market conditions existing at that time. Other factors cited by the FCC in determining that the New Skies initial public offering achieved substantial dilution include that 6.3% of New Skies’ shares were held by non-Signatories before the offering and that 84% of New Skies’ non-public shareholders each held less than 0.5% of New Skies’ outstanding shares. The FCC has indicated that it will make a determination as to whether our initial public offering complies with the ORBIT Act following our initial public offering. If the FCC makes a determination that our offering complies with the requirements of the ORBIT Act, Intelsat LLC’s FCC authorizations will no longer be conditional and will be considered final 30 days after the date of the FCC’s order, provided no petitions for administrative or judicial reconsideration or review of the order are filed.

U.S. Export Control Requirements

      As a company with subsidiaries located in the United States, we must comply with U.S. export control laws, specifically the Arms Export Control Act and the Export Administration Act, in the operation of our business. The export of satellites, satellite hardware, defense services and technical information relating to satellites to non-U.S. satellite manufacturing firms, launch services providers, insurers, customers, employees and other non-U.S. persons is regulated by the U.S. Department of State’s Office of Defense Trade Controls under the International Traffic in Arms Regulations. Many of our current contracts for the manufacture, launch, operation and insurance of our satellites involve the export to non-U.S. persons of technical data or hardware regulated by the International Traffic in Arms Regulations. For example, our contract with Arianespace for launch services for certain Intelsat IX series satellites and our contract with Astrium SAS for the manufacture of the Intelsat X series satellite are both regulated by the International Traffic in Arms Regulations. Our U.S. subsidiaries were required to obtain specific authorizations from the Office of Defense Trade Controls in order for work to proceed under these contracts. Our U.S. subsidiaries have obtained all of the specific Office of Defense Trade Controls authorizations currently needed in order to fulfill their obligations under their contracts with non-U.S. entities. If these subsidiaries have difficulty in obtaining needed authorizations from the Office of Defense Trade Controls in the future, or if the Office decides to revoke any of the authorizations that it has granted, our business would be negatively affected. For example, it could delay or otherwise impede our ability to manage the manufacture and launch of our satellites.

      Because of our history as a public international organization, many of our employees are non-U.S. nationals. Our provision of technical information relating to our satellites to these non-U.S. national employees is also regulated by the International Traffic in Arms Regulations. We have obtained a license from the Office of Defense Trade Controls to allow most of our non-U.S. national employees access to our technical information that is controlled under the International Traffic in Arms Regulations. If we do not properly manage our internal compliance or if one of our foreign national employees were to violate applicable laws or regulations, it could have an adverse effect on our business and expose us to civil and criminal liability.

      Because Intelsat, Ltd. is based in Bermuda and because our upcoming satellite launches are scheduled to take place outside of the United States, some of our suppliers located in the United States must also comply with U.S. export control laws in order to provide to us technical data or hardware regulated by the International Traffic in Arms Regulations. As a result, our business could also be negatively affected if any of these contract counterparties cannot obtain needed authorizations from the Office of Defense Trade Controls or if they violate U.S. export control laws or regulations during the contract term.

      The U.S. Department of Commerce’s Bureau of Industry and Security, formerly the Bureau of Export Administration, also regulates some of our activities under the Export Administration Act. The Bureau regulates our export of equipment to earth stations in our ground network located outside of the United States. It is our practice to obtain all licenses necessary for the furnishing of original or spare equipment for the operation of our TTC&M earth station facilities in a timely manner in order to facilitate the shipment of this equipment when needed.

U.S. Authorizations to Serve Embargoed Countries

      Before privatization, as an intergovernmental organization with privileges and immunities, we were not subject to U.S. trade restrictions and therefore could provide space segment capacity to some countries that are subject to U.S. trade sanctions. Now, as a private company with U.S. subsidiaries fully subject to U.S. laws, we cannot provide any services to sanctioned countries unless we first obtain the necessary authorizations from the U.S. Department of the Treasury’s Office of Foreign Assets Control. The Office of Foreign Assets Control has granted our U.S. subsidiaries the authorizations needed to provide space segment capacity and related administrative services to U.S.-sanctioned countries. However, these licenses are strictly limited and do not authorize our U.S. subsidiaries to provide telecommunications services directly to end users in these countries. The provision of these services would require separate authorizations from the Office of Foreign Assets Control. In order to serve Iraq, in addition to obtaining authorization from the Office of Foreign Assets Control, it was necessary for us to obtain approval from the United Nations and the United Kingdom, and we obtained these approvals.

U.K. Regulation

      The United Kingdom is the licensing jurisdiction for our orbital registrations in the Ka-band and V-band and in the spectrum allocated for BSS in the applicable International Telecommunication Union plans. We currently have filings for nine Ka-band orbital locations, 18 V-band orbital locations and nine BSS orbital locations. We currently do not operate any satellites in the Ka-band or V-band, nor will any of our satellites currently under construction be operated in these bands. We currently use BSS on one of our satellites to provide fixed satellite services. Satellite operators in the United Kingdom are regulated by the U.K. Department of Trade and Industry and by the Radiocommunications Agency, an executive agency of the Department of Trade and Industry. The Radiocommunications Agency has reserved our Ka-band, V-band and BSS orbital registrations for our benefit and use and has indicated that the existing satellite class licenses held by the IGO before privatization continue to apply to us after privatization.

Regulation by Other Countries

      As a provider of space segment capacity to entities in over 200 countries and territories, we are subject to the national communications and broadcasting laws and regulations of many countries. Before the privatization, we dedicated substantial resources to the study of these laws and regulations in order to ensure our continued market access after privatization to all of the countries and territories that we serve. Specifically, we focused on the requirements for providing space segment capacity to authorized entities in these countries and territories. “Space segment capacity” consists solely of capacity on a given satellite without any ground network uplink, downlink or other value-added services.

      Most countries that we serve do not impose licensing requirements on satellite capacity providers, although we are required to obtain various forms of written authorization in many cases. In some countries, however, a license is required to provide space segment capacity. We have obtained these licenses in all countries requiring such a license in which we provide satellite capacity. These countries are Argentina, Bolivia, Brazil, Ecuador, Guatemala, Honduras and Paraguay.

      Many countries have liberalized their regulations to permit multiple entities to seek licenses to provide voice, data or video services. They also increasingly permit multiple entities to seek licenses to own and operate earth station equipment and to choose their provider of satellite capacity. We believe that this trend should continue due to commitments by many World Trade Organization members, in the context of the WTO Agreement on Basic Telecommunications Services, to open their satellite markets to competition. Most countries allow authorized telecommunications providers to own their own transmission facilities and to purchase satellite capacity without restriction, facilitating customer access to our services.

      Other countries, however, have maintained strict monopoly regimes or otherwise regulate the provision of our services. In these countries, a single entity, often the government-owned posts, telephone and telegraph authority, may hold a monopoly on the ownership and operation of telecommunications facilities or on the provision of communications or broadcasting services to, from or within the country, including via satellite. As a result, end-user customers may be required to access our services through this monopoly entity. In order to provide services in these countries, we may need to negotiate an operating agreement with that monopoly entity that covers the types of services to be offered by each party, the contractual terms for service and each party’s rates. Depending on the national regulatory requirements, operating agreements between us and the applicable service provider may require end-user customers to obtain our services through the monopoly entity, with all associated ground services provided by that entity. Alternatively, these operating agreements may allow customers to own and operate their own facilities but require them to purchase our services through the monopoly entity.

      As we expand into new service offerings beyond providing space segment capacity, we may need to obtain additional licenses and authorizations. Depending on the type of service provided and the extent to which we own and operate our own ground network infrastructure, the type of authorization needed, if any, will vary. Based on early explorations of potential target markets, we have identified the general regulatory requirements that are likely to apply to us with regard to our current plans to acquire terrestrial infrastructure to support our new service offerings. As our plans to acquire additional terrestrial infrastructure for our global communications network develop, we will continue to identify and comply with all regulatory requirements applicable to us.

      Notwithstanding the wide variety of regulatory regimes existing in the over 200 countries and territories to which we provide our services, we believe that we fully comply in all material respects with all applicable laws and regulations governing our operations.

International Telecommunication Union Regulation

      Our use of our orbital locations is subject to the frequency coordination and registration process of the International Telecommunication Union. In order to protect satellite systems from harmful radio frequency interference from other satellite systems, the International Telecommunication Union maintains a Master International Frequency Register of radio frequency assignments and their associated orbital locations. Each

International Telecommunication Union notifying administration is required by treaty to give notice of, coordinate and register its proposed use of radio frequency assignments and associated orbital locations with the International Telecommunication Union’s Radiocommunication Bureau. After a notifying administration gives notice to the Radiocommunication Bureau of its intent to use particular frequencies relating to an orbital location, the Radiocommunication Bureau publishes the information on the intended use in its Weekly Circular. Other administrations that consider their existing or planned satellite systems with priority over the proposed system to be affected by the newly proposed use may then give notice to the initiating administration. The initiating administration must take this notice into consideration when initiating coordination proceedings. The nations involved are then obligated to coordinate the proposed uses and resolve any interference concerns. In our case, the U.S. Government has responsibility for filing and coordinating our C-band and Ku-band orbital locations with the International Telecommunication Union’s Radiocommunication Bureau and the national administrations of other countries. The government of the United Kingdom has responsibility for filing and coordinating our Ka-band, V-band and BSS orbital locations.

      When the coordination process is completed, the International Telecommunication Union formally notifies all proposed users of the frequencies and orbital location in order to protect the registered user of the orbital location from subsequent or nonconforming interfering uses by other nations. The International Telecommunication Union’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. The Radio Regulations’ arbitration procedure is voluntary and neither the International Telecommunication Union specifically, nor international law generally, provides clear remedies if this voluntary process fails. Only nations have full standing as International Telecommunication Union members. Therefore, we must rely on the governments of the United States and the United Kingdom to represent our interests before the International Telecommunication Union, including obtaining new rights to use orbital locations and resolving disputes relating to the International Telecommunication Union’s rules and procedures.

Novation Agreements and Customer Service Agreements

      Most customer service commitments entered into prior to our privatization were transferred to us from the IGO pursuant to novation agreements. Since the privatization, our customers order service commitments from us pursuant to various master customer service agreements. The agreements entered into with our customers in connection with our transition to a private company contain provisions that restrict certain aspects of our business. These provisions and the other principal terms and conditions of the novation agreements and the master customer service agreements entered into in connection with our privatization are described below. Following our privatization, we have entered into master customer service agreements that do not contain these types of restrictions.

      Intelsat Global Sales is the contracting party for most of our customer service agreements. For regulatory reasons, our Brazilian customers contract with Intelsat Brasil Ltda., a Brazilian subsidiary of Intelsat LLC. Our U.S. customers enter into agreements with Intelsat USA Sales Corp., a wholly owned U.S. subsidiary of Intelsat Global Sales. References to “our”, “we” and “us” below in our discussion of our service agreements are to the Intelsat entities that are the actual contracting parties to the service agreements.

Novation Agreements

      The IGO transferred its existing customer service commitments to us primarily by entering into a novation agreement with each customer and Intelsat Global Sales. Each novation agreement sets forth the terms and conditions upon which these services will be provided. The same form of novation agreement was offered to all customers. Accordingly, the same set of terms and conditions generally applies to all customer service commitments transferred by the IGO pursuant to a novation agreement. Most of the outstanding customer commitments represented in our September 30, 2002 backlog are covered by novation agreements. The principal terms and conditions of the novation agreements are described below.

Most Favored Customer Protection

      Customer commitments covered by a novation agreement are eligible either for MFC protection for up to 5 years after July 18, 2001 or for LCO protection for up to 12 years after that date, as described further below. MFC protection entitles the customer to the lowest rate on like terms that we charge after July 18, 2001 for satellite capacity having the same or comparable technical and commercial terms, subject to limited exceptions and a materiality threshold of 5%. If it is determined that we have not complied with our MFC protection obligations, we would have to offer the customer service at the applicable rate on like terms. If the customer accepts this offer, we would have to credit the customer for any overcharge, including interest, and also pay a penalty of 20% of the amount overcharged, plus interest. See “Risk Factors” for a description of the risks to our business relating to our obligation to provide MFC protection.

Withholding Tax Obligation

      Before privatization, because of our status as the IGO, we provided services to our customers without our customers incurring any withholding tax obligations on the amounts paid to us. Now that we are a private company, our customers may have to pay withholding taxes in connection with their procurement of satellite services from us. Accordingly, under the general terms and conditions of the novation agreements, our customers have the right to reduce any amounts owed to us under their service commitments by the amount of any withholding taxes that have been imposed on such amounts owed. This right does not extend to any extensions of the customers’ service commitments or to any new contracts with these or any other customers. Customers have an obligation under the novation agreements to cooperate with us to reduce the amount of any withholding taxes imposed. If a customer does not comply with this obligation, it will not be entitled to reduce any amounts owed to us by the amount of withholding taxes imposed.

Pricing

      Before privatization, the pricing of our services was set by a tariff schedule. All of the service commitments transferred to us pursuant to the novation agreements were priced using the tariff schedule in effect at the time the IGO and the applicable customer entered into each commitment, as subsequently modified in some cases. We cannot vary the prices of the service commitments covered under the novation agreements, other than to reduce the prices as may be required by our MFC obligations discussed above or by our LCO contract obligations described below.

Right to Extend Service Commitments on Original Terms

      Customers with novated lease service commitments are entitled to a one-time extension of each lease for a period no longer than the original term of the lease, subject to the availability of satellite capacity. Customers may exercise this extension at any time prior to the earlier of the expiration of their lease commitment or July 18, 2006. During the extended lease term, the terms and conditions of the original lease term, including the price of the service, will remain in effect until the earlier of the expiration of the extended lease term or July 18, 2006. Customers have the option of extending their lease commitments after July 18, 2006 at then-current market rates.

Assigned Service Commitments

      Most of the IGO’s customers have entered into novation agreements. The service commitments of those customers that did not enter into novation agreements were transferred to Intelsat Global Sales by assignment in connection with our privatization. Assigned service commitments are covered by the same terms and conditions as those commitments covered by the novation agreement. However, assigned customer service commitments are not entitled to MFC protection.

Lifeline Connectivity Obligation Contracts

      In connection with our privatization, customers novating their service commitments that met specified eligibility criteria were given the option of entering into an LCO contract with Intelsat Global Sales. A customer that has entered into an LCO contract with us with respect to a particular service commitment is not simultaneously entitled to MFC protection with respect to such commitment.

      An LCO contract provides price and capacity protection for the relevant customer service commitments until the earlier of the commitments’ expiration, if not renewed by the customer, or July 18, 2013. The LCO contract provides the customer with the right to renew its LCO service commitments at a price no higher than the price charged for such service on the privatization date. LCO customers may continue to renew their service commitments until July 18, 2013, the date on which LCO protection expires. LCO customers may choose to terminate their LCO protection at any time before July 18, 2013, in which case their novated service commitments could then benefit from the MFC protections of the novation agreement if terminated prior to July 18, 2006. Our customers cannot elect to receive LCO protection on contracts effective after the privatization date, except in limited circumstances described further below.

      The LCO contract also obligates us, in some circumstances, to reduce the prices we charge for LCO service commitments. On each anniversary of the privatization date until July 18, 2013, we are obligated to compare the cumulative price increases and decreases of our non-LCO protected service commitments against the pricing index specified in the LCO contract, which is based on prices charged for specified service commitments. If the weighted average price charged to non-LCO customers for these specified service commitments decreases by a cumulative amount of 15% or more, the LCO contract obligates us to reduce the prices for LCO-protected service commitments by the same percentage. However, effective on July 18, 2005, the amount of the price reductions applicable to all LCO service commitments with a particular customer is capped at 1% of the IGO’s satellite utilization revenue for the 12 months preceding the privatization date, or approximately $11 million. Customer service commitments for lease services or channel and carrier services that are ten years or longer are not eligible for any price reductions.

      Only customers meeting specified eligibility criteria were eligible to enter into an LCO contract. Customers from low income or low teledensity countries were the primary group of customers that were offered the option of entering into an LCO contract. A customer could have also petitioned the IGO’s Assembly of Parties prior to July 18, 2001 for LCO protection on the basis that there was no cost-effective alternative provider of an equivalent service in their country. A customer participating in a specified service link with a customer that was granted LCO protection for the applicable service commitment was also permitted to enter into an LCO contract. Because such a customer’s LCO protection is tied to the maintenance of a service link with an LCO customer, the customer may not renew its service commitments at LCO-protected price levels once it no longer has a service link with an LCO customer.

      A customer will only be permitted to enter into an LCO contract with us after the privatization date if the customer falls within one of the following two categories:

•	the customer is using an earth station located within a country experiencing a temporary emergency, such as an earthquake, and as a result of this emergency has lost telecommunications connectivity except through our satellite system; or

•	the customer is using an earth station in a country that was created after July 18, 2001 and would otherwise meet one of the low income, low teledensity or no available alternative provider criteria described above.

      LCO protection for a customer using an earth station located within a country experiencing a temporary emergency may continue for no longer than six months after the effective date of its LCO contract with us.

      Pursuant to an agreement, known as the Public Services Agreement, that we entered into with the ITSO in connection with the privatization, the ITSO monitors our implementation of these LCO protections. Under the Public Services Agreement, we are obligated to provide our services in a manner consistent with the core principles of:

•	global coverage and connectivity;

•	lifeline connectivity; and

•	non-discriminatory access.

      Global coverage and connectivity refers to the principle that our satellite system should provide the maximum coverage of the earth available from satellites in geostationary orbit. It also refers to the principle that our satellite system should have sufficient interconnection capabilities to make communication possible within and between all five International Telecommunication Union regions. These regions are Africa, Asia, Europe, North America and South America.

      Lifeline connectivity refers to the principle that we should make our satellite system available at protected price levels to users in low income countries, countries with low teledensity and other countries that are dependent on our satellite system for access to international telecommunications services.

      Non-discriminatory access refers to the principle that all entities should have a fair and equal opportunity to access our satellite system.

      We are also required by our bye-laws to provide our services in a manner consistent with these core principles and to honor our obligations under the LCO contracts.

      After July 18, 2013, we will no longer be obligated to provide LCO protection to any of our customers. See “Risk Factors” for a description of the risks to our business associated with our obligation to provide LCO protection.

Distribution Agreements

      Intelsat Global Sales has entered into a non-exclusive service distribution agreement, which we refer to as the Distribution Agreement, with most of our customers. Only a small percentage of our current customer commitments are covered by a Distribution Agreement. The Distribution Agreement is a master agreement that gives customers the right to order capacity, subject to availability, on the standard terms and conditions set forth in the agreement. The Distribution Agreement authorizes our customers to act as distributors of our services.

Contract Period

      Each Distribution Agreement provides for an initial term of five years and may be renewed at the customer’s option for a renewal period of an additional five years. However, service commitments ordered through the Distribution Agreement may have a term that is shorter or longer than five years and that vary according to the type of service ordered.

Contract Scope

      Customers may use the Distribution Agreement to order any of the service commitment types that we currently offer: lease, channel and carrier, demand-based, occasional use and cable restoration service commitments. See “— Service Commitment Types” for a description of these service commitment types. Moreover, if we choose to offer new service commitment types relating to C-band or Ku-band transponder capacity in the future in addition to the types that we currently offer, our distributor customers are also entitled to order these new service commitment types in accordance with the general terms and conditions of the Distribution Agreement, subject to the availability of satellite capacity.

Applicable Terms and Conditions, Including Pricing

      The Distribution Agreement provides that, unless expressly modified by the parties, standard terms and conditions will apply to the service commitments ordered under the agreement. We have the right to revise pricing under the Distribution Agreement without the customer’s consent at any time. We also can amend the standard terms and conditions of the services offered under the Distribution Agreement without the customer’s consent at any time. Any new terms and conditions or prices would apply only to future service commitments ordered by the customer and would not affect the pre-existing service commitments of the customer. In contrast to the novation agreements, customers ordering services under a Distribution Agreement do not have the right to reduce the amounts paid to us by the amount of any withholding taxes that have been imposed on such amounts. Customers are required to make all required payments to us in full, free and clear of any taxes.

Retail Business Requirement

      The Distribution Agreement specifies requirements relating to the manner in which we can engage in some types of retail activities — such as establishing, acquiring or operating an earth station — during the initial five-year term of the agreement. We are required to engage in these types of retail activities only through a separate business division of our company. This separate retail business division must maintain an arm’s-length relationship with us. We may not provide satellite capacity to our retail business division on terms and conditions more favorable than those made available to our distributor customers for comparable service commitments. No restrictions apply to activities that are required in order to develop a service that will be made available to our distributor customers on a non-discriminatory basis. In addition, pursuant to the Restructuring Agreement we entered into in connection with our privatization, we agreed to cause each of our majority-owned subsidiaries to comply with these requirements. See “Risk Factors” for a description of the risks to our business associated with the retail business requirements of the Distribution Agreement.

Non-Discrimination Provision

      The Distribution Agreements require us to treat all similarly situated distributors of the company in a non-discriminatory fashion with respect to our services, subject to commercial considerations and applicable laws and regulations. We are required to provide all of our distributor customers with comparable opportunities to distribute our services on a non-exclusive basis and to distribute services in any geographic region. We are also required to provide our distributor customers with comparable opportunities to participate with us in promotional and cooperative marketing activities and with comparable access to our information and support services. If we establish a separate retail business division, we are required to treat it in the same way as any other distributor customer for the purposes of these non-discrimination principles. If we choose to offer new types of services in the future utilizing C-band or Ku-band transponders in addition to the types of services that we currently offer, we must offer all of our distributor customers the opportunity to distribute such services in accordance with the general terms and conditions of the Distribution Agreements. See “Risk Factors” for a description of the risks to our business associated with the non-discrimination principles of the Distribution Agreement.

Right to Reserve Capacity

      A customer may reserve guaranteed capacity on our satellite system in connection with a binding service commitment for up to one year in advance, depending on the length and type of the service commitment. A customer may also obtain a right of first refusal to use specific capacity on our system upon payment of specified fees. All long-term lease service commitments ordered under the Distribution Agreement have an automatic right of first refusal upon the leases’ expiration with respect to the satellite capacity being used. In the event of a launch delay that results in a delay in the implementation of a reserved lease by more than six months, the reserving customer has the right to cancel the reservation without penalty.

Right to Extend Service Commitments

      The Distribution Agreement provides customers with the right to a one-time extension of each lease service commitment on the original terms and conditions, including price. This right can be exercised on the same terms applicable to one-time extensions of leases covered by a novation agreement, as described above.

Wholesale Customer Agreements

      Intelsat Global Sales has entered into a non-exclusive wholesale customer agreement, which we refer to as the Wholesale Customer Agreement, with a number of our customers. Only a small percentage of our current customer commitments are covered by a Wholesale Customer Agreement. The terms and conditions of the Wholesale Customer Agreement are generally similar to the terms and conditions of the Distribution

Agreement described above, except that customers are not authorized, as they are under the Distribution Agreement, to engage resellers to distribute our services. In addition, the Wholesale Customer Agreement does not restrict our ability to engage in retail activities.

Employees

      As of December 31, 2001, we and our subsidiaries had a total of 875 employees. Of these employees, 702 were salaried employees and 173 were hourly employees. These employees consisted of:

•	224 employees in sales and marketing;

•	429 employees in engineering and operations; and

•	222 employees in finance, strategy and business development and other administrative functions.

      As of December 31, 2001, approximately 828 of our employees were located in the United States, 16 were located in London, England and 6 were located in Bermuda. The remainder of our employees were in various other locations around the world.

      As of December 31, 2000, our predecessor, the IGO, had a total of 792 employees. As of December 31, 1999, the IGO had a total of 659 employees.

      On October 9, 2001, we reduced our staff by 105 employees, or approximately 11%, reflecting the elimination of positions that were no longer required after our privatization. We also reorganized some areas of our business to streamline our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the impact of these staff reductions on our operating expenses and results of operations. The number of employees described above as of December 31, 2001 reflects this workforce reduction.

      Effective December 3, 2002, we reduced our staff by approximately 130 employees, or approximately 12%, reflecting the reorganization of our business to streamline operations in response to market and industry conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Workforce Reduction” for a discussion of the expected impact of the December 2002 staff reduction on our operating expenses and results of operations.

      We believe our relations with our employees are good. None of our employees are represented by unions or covered by any collective bargaining agreements.

Property

      Most of our employees and our satellite operations and control facilities are located in Washington, D.C. Our subsidiary Intelsat Global Service Corporation owns the building in Washington, D.C. in which our satellite operations and control facilities are located. However, Intelsat Global Service Corporation leases the land underlying the building from the U.S. Government pursuant to a 99-year lease. Our land lease with the U.S. Government expires in 2081 and at that time we have the option to renew the lease for an additional 99-year term. Rental payments under the land lease, which are calculated pursuant to a formula based on the appraised value of the land, are approximately $449,000 per year. We must also pay an additional annual management and parking fee of approximately $265,000 to the U.S. Government.

      We have an option to purchase the land underlying the building that may be exercised on or after July 18, 2005, provided that the U.S. Congress authorizes legislation to enable the conveyance of the land to us. The option price to purchase the land underlying the building is equal to the appraised value of the land at the time we exercise the option, less approximately $8.2 million in payments that we have already made to the U.S. Government under our land lease and the amount of all additional rental payments that we make to the U.S. Government in the future. The appraised value of the land as of November 2000 was $27.0 million. The appraised value of the land used to calculate the option price is capped at $30.0 million if we exercise our option prior to July 18, 2007. The building has approximately 917,000 gross square feet, of which approximately 546,500 square feet houses office space, our main operations center and our satellite control center. As described under “— Network — Network Operations and Current Ground Facilities”, our network operations center is responsible for managing customer communications services and our satellite control center is responsible for operating our satellite fleet. The building also houses the majority of our sales, marketing and other administrative personnel. Approximately 90% of our employees work in the building. We also lease approximately 27,000 square feet of additional office space at another location in Washington, D.C.

      We lease a back-up operations facility that is located within a relatively short distance from our Washington, D.C. facility. The facility provides back-up emergency operational services in the event that our Washington, D.C. building’s operational areas are interrupted. See “— Network — Network Operations and Current Ground Facilities” for a description of the functions of our back-up facility.

      We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of 40 earth station facilities, including six primary earth stations that perform TTC&M services, located around the world. Our network also consists of the communications links that connect the earth stations to our satellite control center located at our Washington, D.C. building and to our back-up operations facility.

      The six TTC&M earth stations in our ground network are located in Australia, China, Germany, Italy and two U.S. locations — Maryland and Hawaii. In November 2002, we acquired the two U.S. earth stations from COMSAT. We have also entered into a contract for a TT&C station in the Republic of Korea. We expect that KT Corporation will begin providing TT&C services under the contract in the third quarter of 2003. KT Corporation is currently working on upgrades to the facilities to prepare them to provide the services required under the contract. Other earth stations in our ground network include earth stations located in Argentina, Australia, Austria, Bahrain, the Caribbean, China, Colombia, Costa Rica, France, Germany, India, Italy, Malaysia, Russia, South Africa, Sweden, Tahiti, the United Arab Emirates, the United Kingdom and other U.S. locations. See “— Network” for a more complete description of our ground network.

      We also lease office space in Hamilton, Bermuda and in London, England. Our Bermuda office was established in 2001 and serves as the headquarters for Intelsat, Ltd. Our Bermuda office also houses the employees of Intelsat (Bermuda), Ltd. Our London office was significantly expanded in 2001 to become the center of our sales and marketing subsidiary, Intelsat Global Sales. Our London office houses the employees of Intelsat Global Sales and functions as our global sales office. We also lease office space in Australia, Brazil, China, France, Germany, India, Singapore, South Africa and the United Arab Emirates for our local sales and marketing support offices.

Legal Proceedings

      There are no pending or threatened material legal actions against us. We are subject to litigation in the normal course of business, but we do not believe that the resolution of any pending proceedings will have a material impact on our operations or financial condition.

MANAGEMENT

Executive Officers and Directors

      Set forth below is information concerning our executive officers and directors:

Name	Age	Position

Conny Kullman	52	Chief Executive Officer, Intelsat, Ltd.; Director
Joseph Corbett	43	Executive Vice President and Chief Financial Officer, Intelsat, Ltd.
Donald Bridwell	63	President, Intelsat (Bermuda), Ltd.
John Stanton	41	President, Intelsat Global Sales & Marketing Ltd.
Ramu Potarazu	41	President and Chief Operating Officer, Intelsat Global Service Corporation
G. Dewey Arnold	77	Senior Vice President, Audit, Intelsat Global Service Corporation
David Meltzer	42	General Counsel and Senior Vice President for Regulatory Affairs, Intelsat Global Service Corporation
Kevin Mulloy	44	Senior Vice President, Strategy and Business Development, Intelsat Global Service Corporation
Tony Trujillo, Jr.	45	Senior Vice President, Corporate Services, Intelsat Global Service Corporation
Noah Asher	40	Vice President, Finance, Intelsat Global Service Corporation
Ken Bianchi	45	Vice President and Controller, Intelsat Global Service Corporation
Wenn Smith	39	Vice President, Audit, Intelsat Global Service Corporation
G. Randall Bonney, Jr.	48	Treasurer, Intelsat Global Service Corporation
John Sponyoe	63	Director and Chairman
Wolfgang Wagner	48	Director and Deputy Chairman
Brian Dailey	51	Director
Herbert Baptista Fiuza	66	Director
Hans Fjøsne	63	Director
Serge Fortin	50	Director
Neal Freeman	62	Director
Shailendra Kumar Gupta	60	Director
Gary Howard	51	Director
Carlos Alberto Killian	69	Director
Matthew Luhanga	54	Director
Cheikh Tidiane Mbaye	46	Director
Philippe-Olivier Rousseau	46	Director
Jeremy Simons	47	Director
Robin Turner	59	Director
Christopher Vonwiller	59	Director

      A brief biography of each executive officer and director follows:

      Mr. Kullman has been Chief Executive Officer and a director of Intelsat, Ltd. since July 2001, and was Chief Executive Officer of the IGO from October 1998 to July 2001. He previously served as Vice President of Operations and Engineering of the IGO from December 1997 to October 1998, Vice President of Operations of the IGO from April 1996 to December 1997, Vice President and Chief Information Officer of the IGO from September 1994 to April 1996, Director of Operations Plans/ Sales Operation of the IGO from July 1992 to September 1994, Director of Systems Operation of the IGO from August 1990 to July 1992 and a systems engineer for the IGO from August 1983 to August 1990. Mr. Kullman’s business address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Corbett has been Executive Vice President and Chief Financial Officer of Intelsat, Ltd. since September 2001, Chief Financial Officer of Intelsat, Ltd. from July 2001 to September 2001 and Vice President of Finance and Chief Financial Officer of the IGO from March 1999 to July 2001. He served as Acting Vice President of Finance of the IGO from October 1998 to March 1999 and as Controller of the IGO from March 1995 to October 1998. Prior to that time, he served in senior management positions at NVR, Inc. and KPMG Peat Marwick. Mr. Corbett’s business address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Bridwell has been President of Intelsat (Bermuda), Ltd. since July 2001. He previously served as Director of Procurement of Intelsat (Bermuda), Ltd. from June 2001 to July 2001, Director of Procurement of the IGO from April 1999 to May 2001 and Manager of Major Programs of the IGO from July 1996 to April 1999. Mr. Bridwell’s business address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Stanton has been President of Intelsat Global Sales & Marketing Ltd. since June 2001. He previously served as Vice President, Sales and Marketing of the IGO from May 1999 to June 2001. Prior to joining the IGO, Mr. Stanton was Managing Director, Payphones and Card Services of Telstra Corporation Limited from July 1998 to May 1999 and General Manager, Americas and Satellite Arrangements of Telstra Corporation Limited from June 1996 to June 1998. Mr. Stanton’s business address is Building 3, Chiswick Park, 566 Chiswick High Road, London, W4 5YA, United Kingdom.

      Mr. Potarazu has been President and Chief Operating Officer of Intelsat Global Service Corporation since July 2001. He previously served as Vice President, Global Operations and Chief Technical Officer of the IGO from November 2000 to July 2001; Vice President, Commercial Restructuring of the IGO from December 1999 to November 2000; Vice President, Operations and Chief Information Officer of the IGO from December 1998 to December 1999; Director of Information Systems of the IGO from April 1996 to December 1998; Manager of Business Systems of the IGO from July 1995 to April 1996 and was a satellite software engineer for the IGO from May 1990 to July 1995. Prior to that time, Mr. Potarazu served in a senior technical consultant role with Contel Business Networks, Inc. Mr. Potarazu’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Arnold has served as Senior Vice President, Audit of Intelsat Global Service Corporation since September 2001. Mr. Arnold has announced that he will retire from his position as Senior Vice President, Audit of Intelsat Global Service Corporation effective as of January 1, 2003. He previously served as Vice President, Audit of Intelsat Global Service Corporation from July 2001 to September 2001. He served as Director of Audit of the IGO from July 1987 to July 2001. Prior to joining the IGO, he was a Regional Managing Partner and a member of the Management Committee of Price Waterhouse from June 1976 to June 1985. Mr. Arnold’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Meltzer has been General Counsel and Senior Vice President for Regulatory Affairs of Intelsat Global Service Corporation since October 2001. He previously served as Senior Vice President and General Counsel of Intelsat Global Service Corporation from September 2001 to October 2001; Vice President and General Counsel of Intelsat Global Service Corporation from July 2001 to September 2001; Vice President and General Counsel of the IGO from September 2000 to July 2001; Acting General Counsel of the IGO from December 1999 to September 2000; Senior Director for Corporate Restructuring of the IGO from February 1999 to December 1999; Director of Procurement of the IGO from February 1997 to February 1999 and was a lawyer in the Office of the General Counsel of the IGO from February 1989 to February 1997. Prior to joining the IGO, he was an attorney in private practice. Mr. Meltzer’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Mulloy has been Senior Vice President, Strategy and Business Development of Intelsat Global Service Corporation since September 2001. He previously served as Vice President, Strategy and Business

Development of Intelsat Global Service Corporation from July 2001 to September 2001 and as Vice President, Strategy and Business Development of the IGO from May 2001 to July 2001. Prior to joining Intelsat Global Service Corporation, Mr. Mulloy was a partner at McKinsey & Company, Inc. from April 1996 to April 2001. Mr. Mulloy’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Trujillo has been Senior Vice President, Corporate Services of Intelsat Global Service Corporation since September 2001. He previously served as Acting Vice President, Corporate Services of Intelsat Global Service Corporation from June 2001 to September 2001, Senior Director of the Corporate Communications and Government Affairs Department of the IGO from December 2000 to June 2001 and Director of Corporate Communications of the IGO from June 1997 to December 2000. Mr. Trujillo’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Asher has been Vice President, Finance of Intelsat Global Service Corporation since August 2002. Prior to joining Intelsat Global Service Corporation, Mr. Asher was Vice President, Finance at America Online Inc. from January 2001 through August 2002. He was Chief Financial Officer for RMH Teleservices, Inc. from February 1999 to January 2001. Mr. Asher was Vice President, Latin America Operations at Bell Atlantic International Wireless from September 1996 to February 1999. Mr. Asher’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Bianchi has been Vice President and Controller of Intelsat Global Service Corporation since April 2002. He previously served as Controller of the IGO and Intelsat Global Service Corporation from November 1999 to April 2002. Prior to joining the IGO, Mr. Bianchi was Deputy Director of Audit at Computer Sciences Corporation from August 1996 to September 1999. Mr. Bianchi’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Smith has been Vice President, Audit of Intelsat Global Service Corporation since November 2002. Prior to joining Intelsat Global Service Corporation, Mr. Smith was Vice President, Finance and Controller of Velocita Corp. from February 2002 to November 2002 and was Controller of Velocita Corp. from September 2000 to February 2002. On May 30, 2002, Velocita Corp. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Smith was an Audit Director at Deloitte & Touche L.L.P., an international public accounting firm, from August 1999 until September 2000 and an Audit Senior Manager at Deloitte & Touche L.L.P. from November 1997 until August 2000. Mr. Smith’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Bonney has been Treasurer of Intelsat Global Service Corporation since July 2001. He previously served as Treasurer of the IGO from June 1997 to July 2001, Head of Treasury Operations of the IGO from July 1995 to May 1997 and Assistant Treasurer of the IGO from October 1992 to June 1995. Mr. Bonney’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Sponyoe has been a consultant to Lockheed Martin Corporation since February 2002. He previously served as Chief Executive Officer of Lockheed Martin Global Telecommunications from August 1998 to February 2002, and was President of Lockheed Martin Electronics Platform Integration Group from April 1997 to July 1998. Mr. Sponyoe’s business address is c/o Intelsat, Ltd., Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Wagner has been Chairman of Global Radio S.A. (Luxembourg) and Chairman and General Manager of Global Radio Participations S.A. (Luxembourg) since December 2001. He was President, Teleport Operations, of ESATEL Communications, Inc. from September 2001 to April 2002. Mr. Wagner was employed by Deutsche Telekom, Inc. as Director, International Networks from February 1994 to July 2001. Mr. Wagner’s business address is 12230 St. James Road, Potomac, Maryland 20854, United States.

      Dr. Dailey has been Senior Vice President of Washington Operations for Lockheed Martin Corporation since August 1999, and was Vice President and Chief Operating Officer for Lockheed Martin Global Telecommunications from August 1998 to August 1999, Vice President of Strategic Development for Lockheed Martin Corporation from May 1997 to August 1998, and Vice President of Business Development for Lockheed Martin Space and Strategic Missiles from April 1994 to May 1997. Dr. Dailey is currently a director of the Congressional Sportsman’s Foundation, International Launch Services and Lockheed-Khrunichev-Energia International, Inc. He is also director and deputy chairman of Lockheed Martin Space and Communications Ventures, LLC. Dr. Dailey’s business address is Lockheed Martin Corporation, 1725 Jefferson Davis Highway, Crystal Square 2, Suite 300, Arlington, Virginia 22202, United States.

      Mr. Fiuza has been a consultant for SKY Brasil and Distel Holding SA since May 1999, and was Director of Technology of Globo Cabo S.A. from September 1996 to May 1999 and Director of Technology of Net Brasil from July 1994 to September 1996. Mr. Fiuza’s business address is Sky Brasil, Rua Itapirú 1209, 5th Floor, Rio de Janeiro-RJ 20251-032, Brazil.

      Dr. Fjøsne has been Chief Technical Officer of Telenor Plus since January 2002 and of Telenor Broadband Services A.S. from January 2000 to December 2001. He is also a director of Telenor Satellite Broadcasting AS. He was Director of Strategy and Technology for Telenor Satellite Services A.S. from September 1996 to December 1999 and Director for Satellite Broadcasting for Telenor Satellite Services A.S. from July 1993 to September 1996. Dr. Fjosne’s business address is Telenor Plus, Snarøyveien 30, No-1331, Fornebu, Norway.

      Mr. Fortin has been President of Global Markets for Teleglobe Communications Corporation since May 2000, and was President and Chief Executive Officer of Bell Actimedia from July 1998 to May 2000 and President and Chief Executive Officer of TATA Teleservices (India) from July 1996 to June 1998. Mr. Fortin’s business address is BCE-Teleglobe, 1000 rue de la Gauchetière Ouest, Montreal, Que. H3B 4X7, Canada.

      Mr. Freeman has been the Chairman and Chief Executive Officer of The Blackwell Corporation since October 1981. Mr. Freeman’s business address is The Blackwell Corporation, P.O. Box 2169, Vienna, Virginia 22183, United States.

      Mr. Gupta has been Managing Director of Videsh Sanchar Nigam Limited (VSNL) since February 2002. Mr. Gupta was Chairman and Managing Director of VSNL from September 1999 through February 2002, at which time VSNL was privatized. He was Chief General Manager of Telecommunications for Gujarat Telecom Circle from October 1997 to September 1999, Principal General Manager of Operations of Mahanagar Telephone Nigam Limited (MTNL) from March 1997 to October 1997, General Manager of Operations of MTNL from September 1996 to March 1997 and Group General Manager of Operations of MTNL from August 1994 to September 1996. Mr. Gupta’s business address is Videsh Sanchar Nigam Limited, Lokmanya Videsh Sanchar Bhawan, Kashinath Dhuru Marg, Prabhadevi, Mumbai, 400 028, India.

      Mr. Howard has served as Executive Vice President, Chief Operating Officer and a director of Liberty Media Corporation since July 1998. Mr. Howard also served as Chief Executive Officer of Liberty Satellite & Technology, Inc. from December 1996 until April 2000. Mr. Howard served as Executive Vice President of Tele-Communications, Inc. (TCI) from December 1997 to March 1999; as Chief Executive Officer, Chairman of the Board and a director of TV Guide, Inc. from June 1997 to March 1999; and as President and Chief Executive Officer of TCI Ventures Group, LLC from December 1997 to March 1999. Mr. Howard served as President of TV Guide, Inc. from June 1997 to September 1997; as President of Liberty Satellite & Entertainment, Inc. from February 1995 through August 1997; as Senior Vice President of TCI Communications (TCIC) from October 1994 to December 1996; and as Vice President of TCIC from December 1991 through October 1994. Mr. Howard is a director of Liberty Livewire Corporation, Liberty Satellite & Technology, Inc., On Command Corporation and UnitedGlobalCom, Inc. Mr. Howard serves as Chairman of the Board of Liberty Satellite & Technology, Inc. Mr. Howard’s business address is Liberty Media Corporation, 12300 Liberty Blvd., Englewood, Colorado 80112, United States.

      Mr. Killian has been an advisor to Comisión Nacional de Comunicaciones (CNC) since April 2002 and was First Vice President of CNC from December 1999 to April 2002. He was Vice Chairman of the Permanent Executive Committee of the Inter-American Telecommunication Commission from January 2000 to December 2001, a telecommunications consultant from January 1998 to December 1999, Vice President of the Board of the Argentine Chamber of Satellite Applications from November 1996 to July 1998 and Head of Institutional Relations at IMPSAT Argentina, S.A. from November 1996 to November 1997. Mr. Killian’s business address is Freire 2457, 5 Piso, Buenos Aires CP 1428, Argentina.

      Professor Luhanga has been Vice Chancellor of the University College of Dar es Salaam, Tanzania since April 1991 and a Full Professor of Telecommunications Engineering at the University of Dar es Salaam since July 1990. Professor Luhanga’s business address is University of Dar es Salaam, P.O. Box 35091, Dar es Salaam, Tanzania.

      Mr. Mbaye has been Chief Executive Officer of Sonatel S.A., the Senegalese telecommunications operator, since April 1988. Mr. Mbaye is currently a director and Chairman of the Board of Sonatel Mobiles and Sonatel Multimedia, which are both subsidiaries of Sonatel S.A. He is also a director of Canal Plus Horizon Senegal, a subsidiary of Vivendi Universal. Mr. Mbaye’s business address is Sonatel, 6, rue Wagane Diouf, BP 69, Dakar, Senegal.

      Mr. Rousseau has been Executive Director for BNP Paribas Media & Telecoms Finance Group, a division of BNP Paribas Group, since November 2001. He is also a director of Music Choice Europe plc. He was Global Head of Media & Telecommunications for BNP Paribas Corporate Finance from January 2000 to November 2001. He was Executive Vice President of Banexi (Group BNP) from July 1998 to December 1999 and Commissioner of Conseil supérieur de l’audiovisuel (CSA) from January 1993 to July 1998. Mr. Rousseau’s business address is BNP Paribas, 3 Rue d’Antin, 75078, Paris Cedex 02, France.

      Mr. Simons was Head of Satellite Investment for British Telecommunications plc from January 1997 to June 2002. Mr. Simons is presently a director of Pemberton Row Limited. Mr. Simons’ business address is 4 Pemberton Row, London, EC4A 3BA, United Kingdom. Mr. Simons has tendered his resignation from our board of directors, effective as of December 31, 2002.

      Mr. Turner has been the General Manager and Director of Satellite Investment for Cable and Wireless plc since September 2000, and was the General Manager and Head of Satellite Services for Cable and Wireless plc from January 1993 to August 2000. Mr. Turner’s business address is Cable and Wireless Global Operations, 26 Red Lion Square, London WC1R 4HQ, United Kingdom.

      Mr. Vonwiller has been a Director of Appen Pty Limited since August 1999, and was Chief Executive Officer of Atlas Travel Technologies Pty Limited from January 1997 to August 1999 and Managing Director of Multimedia Products for Telstra Multimedia Pty Limited from July 1994 to December 1996. Mr. Vonwiller is currently a director of Quantum Financial Services Australia Pty Limited and a director of the Warren Centre for Advanced Engineering. Mr. Vonwiller’s business address is Appen Pty Limited, Level 5, North Tower, Chatswood Central, 1-5 Railway Street, Chatswood, NSW 2067, Australia.

Information Regarding the Board of Directors

      Our bye-laws provide that our initial board of directors shall consist of 17 directors, one of whom shall be the chief executive officer. Eight of the other sixteen directors of our initial board of directors must be independent directors. Following the expiration of the term of our initial board of directors, a majority of our directors must be independent directors and the person appointed as our chief executive officer must be nominated to stand for election as a director. Our bye-laws also provide that our board of directors shall at all times consist of between 11 and 17 directors. Each of our current 17 directors, with the exception of Mr. Kullman, was elected by our shareholders at the special general meeting of our shareholders held on July 19, 2001. Mr. Kullman was appointed as a director by the board on July 25, 2001. His appointment as director was ratified by our shareholders at a special general meeting held on June 4, 2002. Our bye-laws provide for the term of office of the current directors to expire at the 2003 annual general meeting of shareholders, and when their successors are elected and qualified.

      Beginning with the 2003 annual general meeting of shareholders, we will have a classified board of directors consisting of three classes:

•	one class to hold office for a term expiring at the next succeeding annual general meeting of shareholders;

•	one class to hold office for a term expiring at the second succeeding annual general meeting of shareholders; and

•	a third class to hold office for a term expiring at the third succeeding annual general meeting of shareholders.

      At each annual general meeting of shareholders following the 2003 annual general meeting of shareholders, the successors to the class of directors whose terms expire at that meeting will be elected for a three-year term and until their successors have been elected and qualified. Other than members of the initial board, the persons nominated to stand for election as directors shall be nominated by the nominating committee of the board of directors. Shareholders also have the right to nominate candidates to stand for election as long as advance notice of such nomination is sent to the secretary of Intelsat, Ltd. in accordance with our bye-laws. A director may be removed only for cause by a majority of the directors then in office at a meeting of the directors duly called and held. Our board of directors can fill any vacancy occurring as a result of the death, disability, disqualification, removal or resignation of any director.

Committees of the Board of Directors

      Our board of directors has an Audit Committee, at least a majority of the members of which are required to be independent directors. The Audit Committee reviews the results and scope of the audit and other services provided by our independent auditors, and also reviews our accounting and control procedures and policies. Currently, the Audit Committee consists of Mr. Gary Howard, Mr. Philippe-Olivier Rousseau, Mr. Robin Turner and Mr. Christopher Vonwiller.

      Our board of directors has a Compensation Committee, at least a majority of the members of which are required to be independent directors. The Compensation Committee oversees the compensation and benefits of our management and our employees. Currently, the Compensation Committee consists of Mr. Serge Fortin, Mr. Neal Freeman and Mr. Wolfgang Wagner.

      Our board of directors has a Nominating Committee, at least a majority of the members of which are required to be independent directors. The Nominating Committee nominates candidates to stand for election as directors. Currently, the Nominating Committee consists of Dr. Brian Dailey, Mr. Herbert Baptista Fiuza, Mr. Shailendra Kumar Gupta, Professor Matthew Luhanga and Mr. Robin Turner.

      Our board of directors has a Finance Committee, which is responsible for reviewing our budgets, financing plans, targets, objectives and other financial proposals. Currently, the Finance Committee consists of Dr. Hans Fjosne, Mr. Carlos Killian, Mr. Cheikh Tidiane Mbaye and Mr. Jeremy Simons.

      Our board of directors has an Executive Committee. Currently, the Executive Committee consists of Dr. Hans Fjosne, Mr. Shailendra Kumar Gupta, Mr. Gary Howard, Mr. Philippe-Olivier Rousseau, Mr. John Sponyoe and Mr. Wolfgang Wagner.

      Our board of directors may from time to time establish other committees to facilitate our management.

Executive Officer and Director Compensation

      Prior to July 18, 2001, our executive officers were compensated by the IGO. The aggregate amount of compensation paid by us or by the IGO to these executive officers in 2001 was approximately $6.0 million. This amount included compensation paid to executive officers as part of the incentive bonus program. Under the IGO’s bonus program, a bonus pool was created each year based on results achieved relative to corporate performance targets, with bonuses paid to individuals from the pool based on individual performance. We currently have a similar incentive bonus program in place.

      In 2001, the aggregate amount of compensation paid by us to our directors was approximately $631,500. This amount reflects only compensation paid after July 19, 2001, when our board of directors was constituted following our privatization. Compensation for our directors, including members of the Compensation Committee, is determined by the Compensation Committee of our board of directors. Except as described below, none of our directors have contracts with us or any of our subsidiaries providing for benefits upon termination of employment. Mr. Kullman, who is also our Chief Executive Officer, has an agreement with us which provides that if he is directly or indirectly involuntarily terminated as Chief Executive Officer, including as a result of a change in control, as defined in the share option plan described below, he will receive a lump sum payment equivalent to the greater of six months’ base salary or one month’s base salary for every year of service up to a maximum of eight months. Accordingly, this lump sum payment would range from a minimum of $275,000 to a maximum of $366,667. The agreement also provides that he would receive executive outplacement assistance and continuation of health benefits throughout the severance pay period, unless comparable benefits become available from another employer, at which point these benefits would end. The agreement provides that an indirect involuntary termination will be deemed to have occurred if Mr. Kullman’s base salary is reduced without his consent, unless a class of other similarly situated executives are likewise affected due to our financial or operating performance, or if his job responsibilities are substantially reduced without his consent. An indirect involuntary termination will also be deemed to have occurred if, without his consent, Mr. Kullman’s resident office is relocated more than 50 miles away from its current location. Notwithstanding the above, if Mr. Kullman’s employment is involuntarily terminated for reasons of willful misconduct or gross negligence, the agreement provides that he will have no right to receive any compensation, benefits or severance pay, other than as required by law or by the terms of a pension or benefit plan. However, under these circumstances, Mr. Kullman would still be entitled to amounts accrued or earned prior to his termination, including earned but unpaid salary, accrued vacation and unreimbursed expenses. Mr. Kullman’s share option award agreement with us also provides that, upon our termination of his employment without cause, as defined in the share option award agreement, or upon his voluntary termination of employment for good reason, also as defined in the share option award agreement, 100% of his unvested options will immediately vest. In addition, each of our other directors has a share option award agreement which provides that upon our termination of his directorship for reasons other than death, disability or retirement, the director may exercise any vested options for a period of one month from the date of termination.

      In 2001, our directors and executive officers were granted in the aggregate options to purchase 626,554 of our ordinary shares. See “Principal Shareholders” for further information regarding options granted to our directors and executive officers.

Other Compensation

      As an intergovernmental organization, the IGO was subject to different taxation laws than currently apply to us. For example, employees who were non-U.S. citizens were not previously required to pay U.S. Social Security taxes or U.S. Federal income taxes, and employees who were U.S. citizens and subject to such taxes were paid additional amounts to compensate them for such taxes. Since July 18, 2001, compensation payments to our executive officers have been subject to the tax laws applicable to private corporations. In order partially to compensate for the adverse tax impact of the privatization on the net compensation received by our employees, including our executive officers, on March 15, 2001 we made a one-time payment to all employees equal to 10% of their net yearly salary, which was grossed up for the effects of U.S. Social Security and Federal income taxes for U.S. taxpayers. The aggregate amount of this one-time payment was approximately $5.9 million. Of this amount, approximately $267,000 was paid to our executive officers. This amount is included in the total compensation amount paid to our executive officers in 2001 noted above.

Pension Benefits

      We and our subsidiary, Intelsat Global Service Corporation, maintain a tax-qualified defined benefit pension plan called the Intelsat Staff Retirement Plan, which we refer to as the Pension Plan. In addition, we and our subsidiary maintain a non-qualified pension plan called the Intelsat Restoration Plan, which we refer to as the Restoration Plan. Prior to July 18, 2001, the Pension Plan and the Restoration Plan were maintained by the IGO, which transferred the plans to us as part of the privatization. At this time, only employees and officers of Intelsat, Ltd., Intelsat USA Sales Corp. and Intelsat Global Service Corporation who were hired before July 19, 2001 are covered by the Pension Plan and the Restoration Plan.

      The aggregate amount accrued by us in 2001 to provide for annual pension benefits under the Pension Plan and the Restoration Plan for our executive officers was approximately $187,438.

  Pension Plan

      The Pension Plan is a tax-qualified, defined benefit pension plan for eligible individuals who were employed before July 19, 2001. In general, benefits under the Pension Plan are based on a participant’s years of service and base salary, with differing benefit formulas and vesting schedules which vary depending upon a participant’s date of hire. Benefits payable under the Pension Plan may also be adjusted to reflect amounts transferred from our Supplemental Retirement Income Plan described below and for other adjustments, including after-tax employee contributions and cost-of-living adjustments.

      All employees who were participants in the Pension Plan as of July 18, 2001 automatically became participants in the Pension Plan as of July 19, 2001. All other eligible employees became participants in the Pension Plan on the first day of the calendar month coinciding with or following their completion of one year of service. The normal retirement date for a participant under the Pension Plan is the first date of the calendar month next following the date the participant attains the age of 65, although participants become fully vested in their accrued benefits by the age of 60. However, a participant may receive a reduced benefit upon his early retirement if he has completed at least three years of service and has attained the age of 55.

      The Pension Plan is funded through contributions made to a trust fund held by SEI Private Trust Company. As of December 31, 2001, we recorded accrued benefit costs of $5.8 million on our consolidated balance sheet relating to the Pension Plan and the Restoration Plan discussed below, and we currently expect these costs to increase as of December 31, 2002.

  Restoration Plan

      Additional pension benefits are provided to eligible participants under the Restoration Plan. The Restoration Plan is a non-qualified plan that provides supplemental benefits to employees whose benefits under the Pension Plan are limited by the provisions of Section 415 and/or Section 401(a)(17) of the Internal Revenue Code. The benefit payable to a participant under the Restoration Plan is equal to the difference between:

•	the amount of benefit that would have been payable to the participant under the Pension Plan had the applicable Internal Revenue Code limitations not applied; and

•	the benefit actually paid under the Pension Plan.

      In addition, retirees who had retired from the IGO prior to July 19, 2001 and who receive benefits from the Restoration Plan because they are affected by one or both of these limitations will receive an additional “gross up” payment, which is intended to cover the retiree’s share of Medicare and Social Security taxes due on Restoration Plan benefits, plus any income and employment taxes due on such “gross up” payment.

      The Restoration Plan is an unfunded plan, and it is intended that benefits will be paid from our general assets, or from the assets of Intelsat Global Service Corporation for participants who are employees of that subsidiary.

Defined Contribution Plans

      We and our subsidiary, Intelsat Global Service Corporation, maintain two tax-qualified, defined contribution plans. The first plan is called the Intelsat Supplemental Retirement Income Plan, referred to as the Supplemental Retirement Income Plan. The second plan is called the Intelsat Retirement Savings Plan, referred to as the Retirement Savings Plan.

  Supplemental Retirement Income Plan

      The Supplemental Retirement Income Plan provides benefits only to individuals who were employed before July 19, 2001. Participants can elect to defer, on a before- or after-tax basis, up to 16% of their base salary. We, or Intelsat Global Service Corporation in the case of employees of that subsidiary, will match 50% of a participant’s deferrals, up to 3% of his base pay, regardless of whether those deferrals were made before- or after-tax. These matching contributions become vested after the employee completes one year of service. We also have the right to make additional, discretionary contributions.

  Retirement Savings Plan

      The Retirement Savings Plan provides benefits to individuals who have been hired on or after July 19, 2001. Participants can elect to defer, on a before-or after-tax basis, up to 15% of their base salaries. We, or Intelsat Global Service Corporation in the case of employees of that subsidiary, will match 100% of a participant’s deferrals, up to 5% of the participant’s base salary, regardless of whether those deferrals were made before- or after-tax. These matching contributions are fully vested. In addition, we, or Intelsat Global Service Corporation in the case of employees of that subsidiary, will make an automatic contribution each year equal to 4% of base pay for each participant who is employed on the last day of the year. These automatic company contributions vest gradually over a three-year period.

  Non-Qualified Supplemental Executive Plan

      Supplemental benefits were formerly provided to certain designated executives under a non-qualified deferred compensation plan called the Intelsat Supplemental Executive Retirement Plan. This plan provided supplemental benefits based on the average compensation received over a specified period and the number of years of service by such participant. Participants in the Supplemental Executive Plan ceased accruing benefits under this plan as of July 19, 2001.

Share Option Plan

      We have established a share option plan for our management and employees. This share option plan was approved by our shareholders at a special general meeting held on July 19, 2001. The share option plan enables us to make awards of share options to our and our subsidiaries’ eligible employees, directors, independent contractors, advisors and consultants. Subject to adjustment for share splits and similar events, the maximum number of our ordinary shares that may be issued under the share option plan is 3,333,333 ordinary shares. As of October 31, 2002, our directors and executive officers had been granted options to purchase 626,554 of our ordinary shares. For further information regarding options granted to directors and executive officers, see “Principal Shareholders”. In addition, the Compensation Committee has adopted a resolution providing for each director to be awarded share options valued at $22,500 using the Black-Scholes valuation method, with such options to be granted annually, beginning on July 19, 2002, and to be vested immediately upon grant. The Compensation Committee decided in June 2002 that directors would not receive the annual option grant for July 2002. In September 2002, the Compensation Committee approved a grant to our directors and executive officers in December 2002 of options to purchase an aggregate of 115,518 of our ordinary shares.

  Administration; Eligible Grantees

      The share option plan is administered by the full board of directors or, if so delegated by the board of directors, by its Compensation Committee or by certain of our officers. All of our employees, including employees of our subsidiaries, are eligible to receive awards under the share option plan. Our directors, independent contractors, advisors and consultants, including independent contractors, advisors and consultants of our subsidiaries, may also receive awards under the share option plan.

  Share Options

      Our board of directors or its delegate(s) may grant share options under the share option plan, subject to such terms, restrictions and conditions as the board or its delegate(s) may determine. Share options enable the holder of the option to purchase our ordinary shares at a price specified by the board of directors or its delegate(s) at the time the award is made. The share option plan permits the granting of share options that qualify as incentive share options under Section 422 of the United States Internal Revenue Code of 1986, as amended, and share options that do not qualify for incentive share option treatment under the Internal

Revenue Code. Our board of directors or its delegate(s) will determine at the time of grant the per share exercise price of each share option granted. However, such exercise price may not be less than the fair market value of our ordinary shares on the date of the grant. Our board of directors or its delegate(s) will also determine when an option may be exercised and its term, but the term may not exceed ten years.

  Vesting and Exercise

      In general, options that have already been granted to our directors will be fully vested on the date of grant. The options that have been granted to our executive officers and other participants to date will vest in equal one-third installments on each of the first, second and third anniversaries of the date of grant. In general, with respect to the options granted to date, once vested, the options may be exercised only after the earlier of the first anniversary of our initial public offering and the third anniversary of the date of grant. The specific vesting and exercise provisions applicable to an award are set forth in the participant’s award agreement.

  Effect of Termination of Employment

      As a general rule, the effect that a termination of employment will have on a holder’s awards is set forth in his or her particular award agreement. We expect that most terminations will result in the forfeiture of unvested options. However, we expect that certain terminations, such as terminations due to death, disability or retirement or involuntary or constructive termination of an executive officer, may result in full vesting of unvested options, but may be subject to reduced exercise periods.

  Adjustments for Changes in Capitalization; Change in Control

      Our board of directors or its delegate(s) will make appropriate adjustments to the maximum number of ordinary shares that may be issued under the share option plan and to outstanding awards to reflect share dividends, share splits and any similar changes in capitalization. In the event of a change in control of Intelsat, Ltd., as defined in the share option plan, outstanding awards will, unless otherwise specified in an actual award agreement, immediately vest and be exercisable.

  Amendment and Termination

      Our board of directors or its delegate(s) may at any time discontinue granting awards under the share option plan or amend or terminate the share option plan as to any further grants of awards. However, none of these actions may, without the approval of our shareholders, increase the maximum number of ordinary shares available under the share option plan, except in case of adjustments for share splits and similar events, nor may any of these actions materially adversely affect the rights of a holder of any previously granted award without such holder’s consent.

Indemnification; Limitation of Liability

      Bermuda law permits a company to indemnify its directors and officers, except for any act of fraud or dishonesty. We have provided in our bye-laws that our directors and officers will be indemnified to the full extent permitted by law out of our assets for all actions, costs, charges, losses, damages and expenses incurred in connection with the execution of their duties, other than in the case of any fraud or dishonesty. In addition, we have provided in our bye-laws that each of our shareholders agrees to waive any claim or right of action, individually or in the right of Intelsat, Ltd., against any director or officer of Intelsat, Ltd. on account of any action taken by such director or officer, or the failure of such director or officer to take any action, in the performance of his duties with us, other than with respect to any matter involving any fraud or dishonesty by the director or officer. The indemnification provided for in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided that these rights do not extend to his fraud or dishonesty.

      Bermuda law also permits us to purchase insurance for the benefit of our directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust. Our insurance policy indemnifying our directors and officers as described above does not extend to any fraudulent acts or dishonesty.

      At present, there is no pending material litigation or proceeding involving a director or officer of Intelsat, Ltd. where indemnification will be required or permitted. In addition, we are not aware of any threatened material litigation or proceeding that may result in a claim for such indemnification.

RELATED PARTY TRANSACTIONS

      In connection with the privatization, we entered into several contracts with our shareholders or their affiliates, including Videsh Sanchar Nigam Limited, France Telecom and COMSAT Corporation, a subsidiary of Lockheed Martin Corporation, each of which has beneficial ownership of greater than 5% of our outstanding ordinary shares. In addition, on the privatization date, the IGO transferred certain contracts with Videsh Sanchar Nigam Limited, France Telecom and its affiliates, and various subsidiaries of Lockheed Martin Corporation to our subsidiaries Intelsat LLC, Intelsat Global Service Corporation and Intelsat Global Sales. We have also entered into contracts with subsidiaries of Lockheed Martin Corporation since the privatization date. For more information on the share ownership of Videsh Sanchar Nigam Limited, France Telecom and Lockheed Martin Corporation, see “Principal Shareholders”. A brief summary of each of these contracts is provided below. Also provided below is a summary of an agreement recently entered into with Teleglobe Inc., one of our shareholders. We believe that, in all cases, these contracts were entered into on an arm’s-length basis, in the ordinary course of business and on normal commercial terms.

Restructuring Agreement

      On July 18, 2001, in connection with the privatization of the IGO, we entered into a Restructuring Agreement with most of the IGO’s former Signatories and Investing Entities including, among others, Videsh Sanchar Nigam Limited, several wholly owned subsidiaries of Lockheed Martin Corporation and France Telecom and several of its affiliates. The Lockheed Martin Corporation subsidiaries that entered into the Restructuring Agreement are: Comsat Argentina S.A.; Comsat Brazil Ltda.; COMSAT Corporation; Comsat General Corporation; and COMSAT Corporation, through its Comsat International Ventures business unit. The France Telecom affiliates that entered into the Restructuring Agreement include: Telekomunikacja Polska (the Polish Telecommunication Company); Societe Nationale des Telecommunications (SONATEL); Mauritius Telecom Limited; Cote d’Ivoire Telecom (CI-Telecom); Compania de Telecommunicaciones de El Salvador, S.A. de C.V.; and GlobeCast Northern Europe Ltd. The Restructuring Agreement provided for the transfer by the IGO of substantially all of its assets and liabilities to us and our subsidiaries. In consideration for the transfer of these assets, we issued ordinary shares directly to each former Signatory or Investing Entity that was a party to the Restructuring Agreement, including those listed above, in an amount proportional to such entity’s investment share in the IGO. Under the terms of the Restructuring Agreement, each Signatory and Investing Entity party thereto, including Videsh Sanchar Nigam Limited, the Lockheed Martin Corporation subsidiaries described above and France Telecom and its affiliates described above, agreed to release and discharge us, the IGO and our affiliates from all obligations relating to each former Signatory’s or Investing Entity’s investment share and related obligations. In addition, we agreed in the Restructuring Agreement to indemnify each Signatory and Investing Entity party thereto for any liability arising out of any activity conducted or authorized by the IGO prior to July 18, 2001.

Shareholders Agreement

      On July 18, 2001, we entered into a Shareholders Agreement with most of the IGO’s former Signatories and Investing Entities, including, among others, Videsh Sanchar Nigam Limited, the subsidiaries of Lockheed Martin Corporation described above, France Telecom and the France Telecom affiliates described above. The Shareholders Agreement includes an agreement by each shareholder to vote in favor of any action requiring a shareholder vote that is reasonably necessary in connection with the implementation of a timely initial public offering that has been recommended by our board of directors. The Shareholders Agreement also contains restrictions on our shareholders’ ability to transfer their ordinary shares and an agreement by the shareholders not to sell or otherwise transfer their ordinary shares for a “lock-up” period of 180 days following the effective date of the registration statement filed in connection with our initial public offering. In addition, the Shareholders Agreement regulates certain other matters of corporate governance, including the composition of our initial board of directors following the privatization, and provides our shareholders with certain information rights, including the right to receive periodic reports from management on the business and quarterly and annual financial reports. In addition, under the terms of the Shareholders Agreement, we have agreed to provide our services in a manner consistent with the core public service principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access. See “Business — Novation Agreements and Customer Service Agreements — Lifeline Connectivity Obligation Contracts” for a description of these core public service principles. The Shareholders Agreement, except for the provisions relating to the restrictions on transfer, will terminate upon the earlier of July 18, 2011 or the consummation of our initial public offering.

Equity Registration Rights Agreement

      On July 18, 2001, we entered into an Equity Registration Rights Agreement with many of the IGO’s former Signatories and Investing Entities, including, among others, Videsh Sanchar Nigam Limited, the subsidiaries of Lockheed Martin Corporation described above, France Telecom and several affiliates of France Telecom. The Equity Registration Rights Agreement grants to each former Signatory and Investing Entity that is a party to the agreement certain rights that facilitate such party’s ability to offer and sell its ordinary shares on a securities exchange or in a public offering. The rights provided under this agreement, however, are not applicable to any ordinary shares held by a party that can otherwise freely sell its shares. Specifically, no registration rights are available with respect to ordinary shares held by a party that holds, together with its affiliates, less than 5% of the ordinary shares then outstanding and which shares are eligible for sale pursuant to Rule 144(k) under the United States Securities Act of 1933. In addition, no registration rights are available with respect to ordinary shares held by a party that holds, together with its affiliates, less than 1% of the ordinary shares then outstanding and which shares have been held by such party for at least one year.

      Under the terms of the Equity Registration Rights Agreement, a party can request that we list ordinary shares held by it on a securities exchange outside of the United States where we have chosen to list the ordinary shares for trading. In addition, such party can request that we facilitate a public offering of its ordinary shares in any jurisdiction where such an exchange on which we have listed the ordinary shares is located, including a request that we register its ordinary shares for offer and sale in an underwritten or non-underwritten offering and list its shares on such an exchange. However, these rights are subject to specified blackout periods and specified cutback provisions if marketing factors require a limit on the number of shares included. Starting six months after our initial public offering, one or more such parties holding in the aggregate at least 3% of the total number of ordinary shares then outstanding can demand up to five registrations for an underwritten offering on a long-form registration statement or on a short-form registration statement, or for a non-underwritten offering on a long-form registration statement, but in each case can only make such a demand once in any 12-month period. Starting one year after the initial public offering, one or more such parties holding in the aggregate at least 3% of the total number of ordinary shares then outstanding can also demand up to five registrations for a non-underwritten offering on a short-form registration statement, but can only make such a demand once in any nine-month period. Any such demand must relate to ordinary shares with a market value of at least $250.0 million or, in the case of a non-underwritten offering on a short-form registration statement, $50.0 million. Such party can also request that we include its ordinary shares in certain public offerings of equity securities that we initiate. These rights are also subject to specified blackout periods and are subject to cutback provisions if marketing factors require a limit on the number of shares included. All of the shares we are seeking to register will be included in any such offering before the shares of any such party are included.

      A party can transfer its registration rights under this agreement in connection with a transfer of its ordinary shares to an affiliate or other persons if specified requirements are satisfied. Under the terms of the Equity Registration Rights Agreement, we have agreed to indemnify, to the extent permitted by law, each such party and certain of its agents against any claim arising out of or based on any untrue statements or omissions of material facts made in any offering document prepared in connection with the public offering of our equity securities, except to the extent that any such claim arises out of or is based on any untrue statements or omissions made in reliance upon information provided to us by such party. Each such party also agreed to indemnify us and certain of our agents for any similar claims to the extent any such claim arises out of or is based on any untrue statements or omissions made in reliance upon information provided by such party. The Equity Registration Rights Agreement will terminate when there are no ordinary shares that may be registered pursuant to the agreement, and will terminate with respect to any particular party when such party ceases to have rights under the agreement.

Novation Agreements

      Intelsat Global Sales has entered into Novation Agreements with Videsh Sanchar Nigam Limited, France Telecom, several France Telecom affiliates and ten wholly owned subsidiaries of Lockheed Martin Corporation. These Lockheed Martin Corporation subsidiaries are: Comsat Argentina S.A.; Comsat General Bosnia; Comsat Brazil Ltda.; Comunicaciones Satelitales de Colombia; Comsat General (Germany); Comsat Peru S.A.C.; Comsat General (UK); Comsat General Corporation (USA); COMSAT Venezuela (COMSATVEN), S.A.; and COMSAT Corporation, through its COMSAT World Systems business unit. For a detailed description of the terms and conditions of the Novation Agreements, see “Business — Novation Agreements and Customer Service Agreements — Novation Agreements”.

      In connection with our acquisition of COMSAT World Systems’ contracts for the sale of our capacity, COMSAT World Systems’ novated service commitments were terminated. Of our contracted backlog of approximately $5.0 billion as of December 31, 2001, approximately $636.6 million was with COMSAT World Systems. The COMSAT transaction is described in more detail in “— COMSAT Asset Purchase Agreement” below.

Tracking, Telemetry, Command and Monitoring Facilities and Services

      Intelsat Global Service Corporation and COMSAT were parties to two separate agreements whereby COMSAT provided TTC&M services for our ground network at its earth stations located in Paumalu, Hawaii and Clarksburg, Maryland. In connection with our acquisition in November 2002 of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc., we have acquired these earth stations from COMSAT and therefore our contracts with COMSAT for TTC&M services at these earth stations have been terminated. See “— COMSAT Asset Purchase Agreement” below for more information about our transaction with COMSAT.

Lease and Support Services for Back-Up Operations Facility

      Intelsat Global Service Corporation and COMSAT were parties to a sublease agreement for our back-up operations facility located in the Washington, D.C. region. In addition, Intelsat Global Service Corporation and COMSAT were parties to a contract whereby COMSAT provided support services for our back-up operations facility. In connection with our acquisition in November 2002 of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc., we have acquired the lease for the back-up facility from COMSAT, and therefore our sublease and support services contract with COMSAT have been terminated. See “— COMSAT Asset Purchase Agreement” below for more information about our agreement with COMSAT.

Launch Services Agreements

      We have entered into an agreement with Lockheed Martin Commercial Launch Services, a wholly owned subsidiary of Lockheed Martin Corporation, pursuant to which Lockheed Martin Commercial Launch Services may provide launch and related services to Intelsat LLC for our Intelsat X series satellite on order. We entered into this contract after engaging in a competitive bidding process. Lockheed Martin Corporation has provided a payment guarantee in connection with this contract. For a general description of our launch contracts, see “Business — Network — Our Satellites — Planned Satellites”.

COMSAT Asset Purchase Agreement

      On March 15, 2002, we entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc. On November 25, 2002, pursuant to this agreement, we purchased most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. The assets that we have acquired in this transaction include the following:

•	substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity;

•	a digital teleport facility in Clarksburg, Maryland;

•	two TTC&M stations located in Clarksburg, Maryland and Paumalu, Hawaii; and

•	the lease for our back-up operations facility located in the Washington, D.C. region.

      We have also entered into contracts with other Lockheed Martin entities relating to the provision to these entities of TTC&M and other services that had been previously provided to these entities by COMSAT or COMSAT Digital Teleport, Inc. COMSAT has not transferred its ownership interest in Intelsat, Ltd. as part of this transaction and therefore continues to be our largest shareholder.

      We agreed to pay a total purchase price of approximately $110.0 million for the assets we acquired in this transaction, which reflects a negotiated price reduction of $10.0 million from the original total purchase price of $120.0 million. This purchase price is comprised of $55.0 million in cash, the assumption of $35.0 million in net liabilities, a $5.0 million payment due in 2007 and a contingent payment of $15.0 million, payable in three installments of $5.0 million per year in 2008, 2009 and 2010. We will not be required to pay installments of the $15.0 million contingent payment if we are not operating TTC&M facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on our use of the Clarksburg facilities. However, if we relocate a substantial portion of our TTC&M operations conducted at Clarksburg to another location and no such local development initiatives have occurred, then any unpaid installments of this contingent payment become payable immediately. We have assumed most of the liabilities, including contingent liabilities, relating to the assets we have acquired. These contingent liabilities include potential regulatory fee payment obligations imposed by the FCC and potential liabilities arising out of claims initiated by several of COMSAT’s customers in an FCC administrative proceeding in which the FCC found that these customers had insufficient opportunity to obtain direct access to Intelsat capacity. Lockheed Martin Corporation has provided a guarantee of COMSAT’s and COMSAT Digital Teleport, Inc.’s obligations under the asset purchase agreement.

      The two TTC&M stations that we have acquired are two of the six primary TTC&M stations currently used in our ground network. Now that our acquisition is completed, we have assumed operation of these two TTC&M stations. In addition, we have assumed from COMSAT the lease for the building housing the Clarksburg TTC&M station, which expires in 2012. Pursuant to the asset purchase agreement, we have also acquired the lease for our back-up operations facility in the Washington, D.C. region.

      In connection with our purchase of these assets, COMSAT has granted us a license for the land underlying one antenna near the Clarksburg TTC&M station for a nominal amount. The license term expires in 2007, and we may extend the license term for an additional five years in specified circumstances. In addition, we have leased a portion of the Paumalu property to Comsat General Corporation for a nominal amount. The lease term ends in 2004, at which time Comsat General Corporation has the option to extend the lease on a year-to-year basis. We have also granted Lockheed Martin Corporation and Comsat General Corporation a license to use the land underlying three antennas owned by them at the Clarksburg TTC&M earth station site.

      We agreed in the asset purchase agreement to complete the acquisition based on receiving an initial order of the FCC approving the transfer of the required FCC licenses. In the event that the FCC’s final order withdraws this initial approval, the asset purchase agreement provides that COMSAT and COMSAT Digital Teleport, Inc. are required to repurchase the assets that we acquired from them at the same purchase price paid by us.

      We financed the transaction through the issuance of commercial paper.

      On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. WorldCom, Inc. was COMSAT’s largest customer for our satellite capacity and became one of our largest customers upon the closing of the COMSAT transaction. We understand from Lockheed Martin Corporation that WorldCom, Inc. accounted for approximately $60 million of COMSAT’s revenue from the sale of our capacity in 2001 and for approximately $91.4 million, or 30%, of COMSAT’s backlog as of September 30, 2002 for the sale of our capacity.

Lockheed Launch Support Agreement and Other Lockheed Agreements

      On February 13, 2002, we entered into a master ordering agreement with Lockheed Martin Commercial Space Systems, referred to as LMCSS, for our provision to LMCSS of commercial launch support systems, referred to as CLASS, services. Under this agreement, we will provide in-orbit testing and launch and early orbit phase support of LMCSS’ missions. The agreement will be in effect for four years, through February 12, 2006, and offers a menu of CLASS services at predetermined rates. Our first service order under the agreement was for payload in-orbit testing services for a New Skies satellite built by Lockheed Martin Corporation. In-orbit testing under this service order was completed on May 23, 2002, and final documentation has been delivered and accepted.

      We have also entered into other agreements with subsidiaries of Lockheed Martin Corporation pursuant to which these subsidiaries provide services to us, including lifecycle testing of some of the batteries used in our satellites and the development and installation of new infrastructure relating to our time division multiple access services.

Teleglobe Share Purchase Agreement

      On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. On September 20, 2002, pursuant to the share purchase agreement, Intelsat Global Sales acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million in accordance with the terms described below. Teleglobe Inc. is both our shareholder and one of our largest customers. In 2001, revenue from Teleglobe Inc. and its affiliates accounted for approximately 4% of our revenue. On May 15, 2002, Teleglobe Inc. filed for creditor protection in Ontario, Canada.

      Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, who holds the shares in trust for Intelsat Global Sales, subject to specified limited rights of Teleglobe Inc. Teleglobe Inc. is entitled to certain limited voting and dividend rights in the shares held by the escrow agent. The share purchase agreement contemplates that the escrow agent will sell the shares in our contemplated initial public offering or in another manner set forth in the agreement and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90.1 million, Intelsat Global Sales will receive $90.1 million, and Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90.1 million. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90.1 million that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If we have not conducted a registered offering of our ordinary shares by December 31, 2003, or if we have conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90.1 million. If there are any remaining shares or cash after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc.

      In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its and its affiliates’ service orders with us, which represent approximately $134.8 million, or 3%, of our backlog as of September 30, 2002. The remaining service orders, which represented approximately $47.4 million, or 1%, of our contracted backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. Teleglobe Inc. also agreed to provide payment semi-monthly in advance for the service orders it has with us that were not terminated, as opposed to the quarterly in arrears payment terms originally applicable to those service orders. Upon the assignment of Teleglobe Inc.’s service orders to another person, the service orders will be amended to provide for payment monthly in arrears. The assignment of these service orders is subject to the consent of Intelsat Global Sales, which has agreed not to unreasonably withhold its consent as long as the service orders are assigned to persons that Intelsat Global Sales considers in its reasonable opinion to be credit-worthy in accordance with its credit criteria. All other terms and conditions of these service orders will remain unchanged.

      The closing of the share purchase transaction was subject to, among other things, the approval of the monitor of the Canadian insolvency proceedings and the approval of the Ontario Superior Court of Justice, both of which were obtained. All rights of appeal from the Court’s decision to approve the transaction have expired. In connection with the share purchase transaction, Intelsat Global Sales released Teleglobe Inc. from claims with respect to all service fees payable for services provided to Teleglobe Inc. prior to May 15, 2002 and with respect to all termination fees payable pursuant to the service orders being terminated, as described above.

Wildblue Subscription Agreement

      On December 9, 2002, we entered into an agreement with Wildblue Communications, Inc. to acquire a minority stake in Wildblue for a purchase price of $58.0 million. Wildblue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004. The closing of this acquisition is subject to, among other things, FCC and other governmental approvals and the satisfaction of other closing conditions. We have agreed to provide Wildblue with up to $2.0 million in interim funding before the closing of the acquisition, which will be repaid upon closing. Other investors in this round of financing, which totals $156.0 million including our investment, include the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of our directors, Gary Howard, is the Executive Vice President, Chief Operating Officer and a director of Liberty Media Corporation, which indirectly owns a minority interest in Wildblue and owns a majority of the outstanding stock of Liberty Satellite & Technology, Inc.

PRINCIPAL SHAREHOLDERS

      Our current shareholders consist almost entirely of former Signatories and Investing Entities in the IGO. These Signatories and Investing Entities include national governments and public and private telephone and communications companies from around the world.

      The following table sets forth information regarding the beneficial ownership of our ordinary shares at November 12, 2002 by each person known by us to own beneficially more than 5% of our outstanding ordinary shares. None of our directors or executive officers has beneficial ownership of any of our ordinary shares.

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, referred to as the SEC, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any ordinary shares that such person has the right to acquire within 60 days after the date of this prospectus. Any ordinary shares that a person or group has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding for purposes of computing the percentage of outstanding ordinary shares held by such person or group of persons, but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

      Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares, and

•	record and beneficial ownership with respect to its shares.

      Our principal shareholders do not have different voting rights than our other shareholders.

Name and Address of	Amount and Nature of	Percent
Beneficial Owner	Beneficial Ownership	of Class

Lockheed Martin Corporation	40,084,692 shares*	24.1%
6801 Rockledge Drive
Bethesda, MD 20817
United States
Tata Sons Limited	9,015,314 shares**	5.4%
Bombay House
24 Homi Mody Street
Fort, Mumbai 400 001
The Republic of India
France Telecom	8,491,981 shares***	5.1%
FTLD/DFI
246 rue de Bercy
Paris Cedex 12, 75584
France

*	This includes 38,101,541 ordinary shares held by COMSAT Corporation; 1,983,149 ordinary shares held by Comsat General Corporation; and 2 ordinary shares held by Comsat International Ventures, a business unit of COMSAT Corporation. Each of these entities is a wholly owned, direct or indirect subsidiary of Lockheed Martin Corporation.

**	Tata Sons Limited is the beneficial owner of the 9,015,314 ordinary shares of Intelsat, Ltd. held of record by Videsh Sanchar Nigam Limited. On February 13, 2002, Tata Sons Limited, through Panatone Finvest Limited, acquired 25% of the outstanding shares of Videsh Sanchar Nigam Limited. On May 9, 2002, Tata Sons Limited, through Panatone Finvest Limited, completed a tender offer pursuant to which it increased its stake in Videsh Sanchar Nigam Limited to 45%. Panatone Finvest Limited has the right to nominate eight of the twelve members of the board of directors of Videsh Sanchar Nigam Limited. Tata Sons Limited disclaims beneficial ownership of the Intelsat, Ltd. ordinary shares held by Videsh Sanchar Nigam Limited, except to the extent of its pecuniary interests in such shares.

***	This includes 404,209 shares held by Telekomunikacja Polska (the Polish Telecommunication Company); 380,349 ordinary shares held by Societe Nationale des Telecommunications (SONATEL); 316,027 ordinary shares held by Mauritius Telecom Limited; 184,002 ordinary shares held by Cote d’Ivoire Telecom (CI-Telecom); 98,305 ordinary shares held by Compania de Telecommunicaciones de El Salvador, S.A. de C.V.; and 59,855 ordinary shares held by GlobeCast Northern Europe Ltd. Each of these entities is partially owned by France Telecom.

      The combined shareholding of COMSAT Corporation and its affiliates has increased over the last three years from approximately 20.4% of the IGO’s total investment share as of March 1, 1999 to approximately 24.1% of current shareholdings in Intelsat, Ltd.

      Three of our directors are affiliated with our principal shareholders. Mr. Sponyoe, the chairman of our board of directors, was Chief Executive Officer of Lockheed Martin Global Telecommunications, which is a wholly owned subsidiary of Lockheed Martin Corporation, until February 2002, and since February 2002 has been a consultant to Lockheed Martin Corporation. Dr. Dailey, a member of our board of directors, is Vice President of Washington Operations for Lockheed Martin Corporation. Another member of our board of directors, Mr. Gupta, is Managing Director of Videsh Sanchar Nigam Limited.

      On December 7, 2001, Lockheed Martin Corporation announced its intention to position its equity investment in us for monetization.

      As of November 12, 2002, approximately 26.6% of our ordinary shares, or 44,320,361 ordinary shares, were held of record in the United States by approximately 11 holders.

      Pursuant to our share option plan, options for our ordinary shares have been issued to our management and to our employees. As of October 31, 2002, options to acquire 2,839,999 of our ordinary shares were outstanding in total. As of October 31, 2002, our directors and executive officers held options to acquire an aggregate of 626,554 of our ordinary shares. All of these options are exercisable at a price of $19.05 per ordinary share and will expire in 2011.

      None of our directors or executive officers has been granted options to purchase 1% or more of our ordinary shares.

DESCRIPTION OF THE NOTES

      Please note that references to “Intelsat, Ltd.”, “we”, “our” and “us” in this section entitled “Description of the Notes” refer only to Intelsat, Ltd. and not to its consolidated subsidiaries. Also, in this section, references to Holders mean those who have notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through The Depository Trust Company or in notes registered in street name. Owners of beneficial interests in the notes should read the subsection entitled “— Legal Ownership of Notes”.

Financial Terms of the Notes

      The specific financial terms of the notes are as follows:

•	Title of the notes: 7 5/8% Senior Notes due 2012

•	Issuer of the notes: Intelsat, Ltd.

•	Total principal amount being issued: $600,000,000

•	Due date for principal: April 15, 2012

•	Interest rate: 7 5/8% annually

•	Date interest starts accruing on the new notes: October 15, 2002

•	Due dates for interest: every April 15 and October 15

•	First due date for interest on the new notes: April 15, 2003

•	Regular record dates for interest: every April 1 and October 1

•	Optional redemption: We may redeem some or all of the notes at any time at the redemption prices set forth in “— When We Can Redeem the Notes — Optional Redemption”. We may also redeem all, but not less than all, of the notes in the event of certain tax changes affecting the notes as set forth in “— When We Can Redeem the Notes — Redemption for Tax Reasons”.

•	Form of notes: We will issue the notes only in global form, and you will not be permitted to withdraw the notes from The Depository Trust Company, Euroclear or Clearstream, Luxembourg except in the limited situations we describe below under “— We Will Issue the Notes in Global Form”.

Additional Information about the Notes

     The Notes Will Be Issued under the Indenture

      The notes are governed by a document called the indenture. The indenture is a contract between us and The Bank of New York, which acts as trustee. The trustee has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe below under “— Default, Remedies and Waiver of Default”.

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

     We May Issue Other Series of Debt Securities

      The indenture permits us to issue different series of debt securities from time to time. The notes will be a single, distinct series of debt securities. The specific terms of each of the series may differ from those of the notes. The indenture does not limit the aggregate amount of debt securities that we may issue, nor does it limit the number of other series or the aggregate amount of any particular series.

      The indenture and the notes do not limit our ability to incur other unsecured debt or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the notes, except as we describe below under “— Restrictive Covenants”.

      When we refer to a series of debt securities, we mean a series, such as the notes, issued under the indenture. When we refer to the notes, these notes or the notes we are offering, we mean the notes we are offering by means of this prospectus.

     Further Issues of the Same Series

      We may from time to time, without the consent of existing Holders or indirect holders of the notes, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previous outstanding notes.

     How the Notes Rank Against Other Debt

      The notes will not be secured by any property or assets of Intelsat, Ltd. or its subsidiaries. Thus, by owning these notes, you are one of our unsecured creditors. These notes will not be subordinated to any of our other debt obligations. This means that, in a bankruptcy or liquidation proceeding against us, these notes would rank equally in right of payment with all other unsecured and unsubordinated debt of Intelsat, Ltd. Because the notes are unsecured, the notes will be effectively subordinated to any and all secured debt of Intelsat, Ltd. The specific terms of other debt, including those of other series we may issue under the indenture, will differ from those of the notes. For example, other debt will have different due dates for principal and interest and may permit holders to accelerate the maturity in different circumstances.

      An investment in the notes involves risks because we are a holding company. We summarize these risks above under “Risk Factors”.

     Stated Maturity and Maturity

      The day on which the principal amount of the notes is scheduled to become due is called the stated maturity of the principal. The principal may become due sooner by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the maturity of the principal.

      We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the stated maturity of that installment. When we refer to the stated maturity or the maturity of the notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

     This Section Is Only a Summary

      The indenture and its associated documents, including the notes, contain the full legal text of the matters described in this section. The indenture and the notes are governed by New York law. See “Where You Can Find More Information” below for information on how to obtain a copy of the indenture, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

      This section summarizes the material terms of the notes and the indenture. It does not, however, describe every aspect of the notes and the indenture. For example, in this section, we use terms that have been given special meaning in the indenture, but we describe the meaning for only the more important of those terms.

Legal Ownership of Notes

      We refer to those who have notes registered in their own names, on the books that we or the trustee maintain for this purpose, as the “Holders” of those notes. Those persons are the legal holders of those notes. We refer to those who, indirectly through others, own beneficial interests in notes that are not registered in their own names as indirect holders of those notes. As we discuss below, indirect holders are not legal holders, and investors in notes issued in book-entry form or in street name will be indirect holders.

     Book-Entry Holders

      We will issue these notes in book-entry form. This means the notes will be represented by one or more global notes registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the notes on behalf of themselves or their customers.

      Under the indenture, only the person in whose name a note is registered is recognized as the Holder of that note. Consequently, for notes issued in global form, we will recognize only the depositary as the Holder of those notes and we will make all payments on those notes to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the notes.

      As a result, investors will not own notes directly. Instead, they will own beneficial interests in a global note through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the notes are issued in global form, investors will be indirect holders, and not Holders, of the notes.

     Street Name Holders

      If in the future we terminate the global notes, investors may choose to hold their notes in their own names or in street name. Notes held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those notes through an account he or she maintains at that institution.

      For notes held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the notes are registered as the Holders of those notes and we will make all payments on those notes to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold notes in street name will be indirect holders, not Holders, of those notes.

     Legal Holders

      Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the Holders of the notes. We do not have obligations to investors who hold beneficial interests in global notes, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a note or has no choice because we are issuing the notes only in global form.

      For example, once we make a payment or give a notice to the Holder, we have no further responsibility for the payment or notice even if that Holder is required, under agreements with depositary participants or customers or by law, to pass the payment or notice along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the Holders for any purpose — for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture — we would seek the approval only from the Holders, and not the indirect holders, of the notes. Whether and how the Holders contact the indirect holders is up to the Holders.

      When we refer to you, we mean those who invest in the notes being offered by this prospectus, whether you are the Holders or only indirect holders of those notes. When we refer to your notes, we mean the notes in which you hold a direct or indirect interest.

     Special Considerations for Indirect Holders

      If you hold notes through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the Holders’ consent, if ever required;

•	whether and how you can instruct it to send you notes registered in your own name so you can be a Holder, if that is permitted in the future;

•	how it would exercise rights under the notes if there were a default or other event triggering the need for Holders to act to protect their interests; and

•	if the notes are in book-entry form, how the depositary’s rules and procedures will affect these matters.

We Will Issue the Notes in Global Form

      We have chosen to issue the notes in book-entry form. This means all of the notes will be represented, at least initially, by one or more global notes.

     What Is a Global Note?

      A global note is a note that we deposit with and register in the name of a financial institution, or its nominee, that we select. The financial institution that we select for this purpose is called the depositary. We have selected DTC to be the depositary for the notes, at least initially.

      A global note may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Special Situations When a Global Note Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and Holder of all of the notes, and investors will be permitted to own only beneficial interests in a global note. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose note is represented by a global note will not be a Holder of the note, but rather will be an indirect holder of a beneficial interest in the global note.

      The notes will be represented by one or more global notes at all times unless and until the global notes are terminated. We describe the situations in which this can occur below under “— Special Situations When a Global Note Will Be Terminated”. If termination occurs, we may issue the notes through another book-entry clearing system or decide that the notes may no longer be held through any book-entry clearing system.

     Special Considerations for Global Notes

      As an indirect holder, an investor’s rights relating to a global note will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a Holder of notes and instead deal only with the depositary that holds the global note.

      Because the notes will be issued only in the form of global notes, an investor should be aware of the following:

•	An investor cannot cause the notes to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the notes, except in the special situations we describe below.

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the notes, as we describe above under “— Legal Ownership of the Notes”.

•	An investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•	An investor may not be able to pledge his or her interest in a global note in circumstances where certificates representing the notes must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global note. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global note. We and the trustee also do not supervise the depositary in any way.

•	The depositary will require that those who purchase and sell interests in a global note within its book-entry system use immediately available funds.

•	Financial institutions that participate in the depositary’s book-entry system, and through which investors hold their interests in the global notes, may also have their own policies affecting payments, notices and other matters relating to the notes. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

     Special Situations When a Global Note Will Be Terminated

      In a few special situations described below, a global note will be terminated and interests in it will be exchanged for certificates in non-global form representing the notes it represented. After that exchange, the choice of whether to hold the notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global note transferred on termination to their own names, so that they will be Holders. We have described the rights of Holders and street name investors above under “— Legal Ownership of the Notes”.

      The special situations for termination of the global notes are as follows:

•	if the depositary notifies us that it is unwilling or unable to continue as depositary or is no longer registered as a “clearing agency” under the Securities Exchange Act of 1934, as amended, and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustee that we wish to terminate the global notes; or

•	if an event of default has occurred and has not been cured or waived. We discuss defaults later under “— Default, Remedies and Waiver of Default”.

      If a global note is terminated, only the depositary, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the notes represented by the global note will be registered and, therefore, who will be the Holders of those notes.

You Can Hold Interests In Global Notes through Clearstream, Luxembourg and Euroclear, as Indirect Participants in DTC

      As long as DTC is the depositary for the global notes, you may hold an interest in a global note through any organization that participates, directly or indirectly, in the DTC system. Those organizations include Clearstream Banking, société anonyme, Luxembourg, known as Clearstream, Luxembourg, and Euroclear Bank S.A./N.V., as operator of the Euroclear system, known as Euroclear. If you are a participant in either of those systems, you may hold your interest directly in that system. If you are not a participant, you may hold your interest indirectly through organizations that are participants in that system. If you hold your interest indirectly, you should note that DTC, Clearstream, Luxembourg and Euroclear will have no record of you or your relationship with the direct participant in their systems.

      Clearstream, Luxembourg and Euroclear are securities clearance systems in Europe, and they participate indirectly in DTC. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of the participants in their systems, through securities accounts they maintain in their own names for their customers on their own books or on the books of their depositaries. Those depositaries, in turn, are participants in DTC and hold those interests in securities accounts they maintain in their own names on the books of DTC. Citibank, N.A. acts as depositary for Clearstream, Luxembourg and The Chase Manhattan Bank acts as depositary for Euroclear. Clearstream, Luxembourg and Euroclear clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment.

  DTC Rules Will Also Apply to Notes Held through Clearstream, Luxembourg and Euroclear

      If you hold an interest in a global note through Clearstream, Luxembourg or Euroclear, that system will credit the payments we make on your note to the account of your Clearstream, Luxembourg or Euroclear participant in accordance with that system’s rules and procedures. The participant’s account will be credited only to the extent that the system’s depositary receives these payments through the DTC system. Payments, notices and other communications or deliveries relating to the notes, if made through Clearstream, Luxembourg or Euroclear, must comply not only with the rules and procedures of those systems, but also with the rules and procedures of DTC, except as described below.

      If you hold an interest in a global note through Clearstream, Luxembourg or Euroclear, you will not be entitled to exchange your interest for a certificate representing a non-global note unless and until the global note is terminated at DTC, as described in a prior subsection.

      Trading in the notes between Clearstream, Luxembourg participants or between Euroclear participants will be governed only by the rules and procedures of that system. We understand that, at present, those systems’ rules and procedures applicable to trades in conventional eurobonds will apply to trades in the notes, with settlement in immediately available funds.

  Special Considerations for Cross-Market Transfers

      Cross-market transfers of the notes — i.e., transfers between investors who hold or will hold their interests through Clearstream, Luxembourg or Euroclear, on the one hand, and investors who hold or will hold their interests through DTC but not through Clearstream, Luxembourg or Euroclear, on the other hand — will be governed by DTC’s rules and procedures in addition to those of Clearstream, Luxembourg or Euroclear. If you hold your note through Clearstream, Luxembourg or Euroclear and you wish to complete a cross-market transfer, you will need to deliver transfer instructions and payment, if applicable, to Clearstream, Luxembourg or Euroclear, through your participant, and that system in turn will need to deliver them to DTC, through that system’s depositary.

      Because of time-zone differences between the United States and Europe, any notes you purchase through Clearstream, Luxembourg or Euroclear in a cross-market transfer will not be credited to your account at your Clearstream, Luxembourg or Euroclear participant until the business day after the DTC settlement date. For the same reason, if you sell the notes through Clearstream, Luxembourg or Euroclear in a cross-market transfer, your cash proceeds will be received by the depositary for that system on the DTC settlement date but will not be credited to your participant’s account until the business day following the DTC settlement date. In this context, “business day” means a business day for Clearstream, Luxembourg or Euroclear.

      The description of the clearing and settlement systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as currently in effect. Those systems could change their rules and procedures at any time. We have no control over those systems and we take no responsibility for their activities.

Payment of Additional Amounts

      We intend to make all payments on the notes without deducting Bermuda withholding taxes. Under current Bermuda law, no withholding tax will be imposed upon payments on the notes. If we are required by law to deduct Bermuda withholding taxes on payments to Holders, however, we will pay additional amounts on those payments to the extent described in this section. In addition, we will also pay additional amounts with respect to payments on the notes if withholding taxes are imposed by any other jurisdiction as a result of our being organized in or moving our principal office to such jurisdiction.

      We will pay to any Holder so entitled all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment we mean the amount we or our paying agent pays the Holder after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a taxing authority.

      Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts to any Holder for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the Holder and the jurisdiction imposing the tax (other than the mere receipt of a payment or the ownership or holding of a note);

•	any estate, inheritance, gift or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the Holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the taxing jurisdiction of the holder or any beneficial owner of the note, if compliance is required by law or by an applicable income tax treaty to which the jurisdiction imposing the tax is a party, as a precondition to exemption from the tax, assessment or other governmental charge and we have given the Holders at least 60 days’ notice that Holders will be required to provide such information and identification; and

•	any tax, assessment or other governmental charge with respect to a note presented for payment more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to Holders, whichever occurs later, except to the extent that the Holder of the note would have been entitled to additional amounts on presenting the note for payment on any date during the 30-day period.

When We Can Redeem the Notes

      We have the right to redeem the notes before their stated maturity as described below. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your notes. In addition, you will not be entitled to require us to buy your notes from you before their stated maturity.

  Redemption for Tax Reasons

      We will be entitled, at our option, to redeem the outstanding notes in whole if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of Bermuda, of any jurisdiction in Bermuda or of any taxing authority of Bermuda or any other applicable taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced after the date of this prospectus and provided we cannot avoid the obligation after taking reasonable measures to do so. If we redeem the notes in these circumstances, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

      If we become entitled to redeem the notes in these circumstances, we may do so at any time on a redemption date of our choice. However, we must give the Holders of the notes notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. Notice of our intent to redeem the notes shall not be effective until such time as we deliver to the trustee both a certificate signed by two of our officers stating that the obligation to pay additional amounts cannot be avoided by our taking reasonable measures and an opinion of independent legal counsel or an independent auditor stating that we are obligated to pay additional amounts because of an amendment to or change in law.

  Optional Redemption

      We may redeem the notes in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes or (2) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 30 basis points, plus in each case accrued interest, if any, and any other amounts due to the date of redemption.

      “Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated (on a straight-line basis) maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

      “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the notes obtains fewer than four such Reference Treasury Dealers Quotations, the average of all such quotations.

      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

      “Reference Treasury Dealer” means each of Lehman Brothers Inc. and Salomon Smith Barney Inc., or their affiliates which are primary U.S. Government securities dealers, and their respective successors, and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

      “Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on such note that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment on such note will be reduced by the amount of interest accrued on such note to such redemption date.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of notes to be redeemed.

      Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the relevant notes or portions thereof called for redemption.

Restrictive Covenants

      We have agreed to some restrictions on our activities for the benefit of the Holders of the notes. A list of certain definitions appears at the end of this section to define the capitalized words used in describing these restrictive covenants.

  Merger, Consolidation or Sale of Assets

      We may not (1) consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person or (2) permit any person to consolidate with or merge into us unless:

      (a) the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia, Bermuda or any country that is a member of the European Union and, if we are not the surviving person, the surviving person assumes the payment of all amounts due on the notes and the performance of all our other covenants under the indenture; and

      (b) immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

  Limitation on Secured Debt

      We will not, and we will not permit any of the Restricted Subsidiaries to, incur, issue, assume, guarantee or create any Secured Debt, unless we provide that the notes will be secured equally and ratably with, or prior to, that Secured Debt, unless, taking into account the proposed Secured Debt, the sum of:

•	the aggregate amount of all our outstanding Secured Debt and that of the Restricted Subsidiaries plus

•	all Attributable Debt relating to any Principal Property, with the exception of Attributable Debt which is excluded as provided by clauses (1) through (5) described under “— Limitation on Sale and Leaseback Transactions” below, would not exceed 15% of our Consolidated Net Tangible Assets.

      This restriction will not apply to, and there will be excluded from Secured Debt in any computation under this restriction and under “— Limitation on Sale and Leaseback Transactions” below, Indebtedness secured by:

(1)	Liens securing the notes;

(2)	Liens on property, shares of capital stock or Indebtedness of any person existing at the time that person becomes a Restricted Subsidiary (so long as not created in connection with, or anticipation of, such person becoming a Restricted Subsidiary);

(3)	Liens on property, shares of capital stock or Indebtedness if those Liens existed at the time of acquisition, including, without limitation, by way of merger or consolidation, of that property, those shares of capital stock or that Indebtedness (so long as not created in connection with, or contemplation of, such acquisition, merger or consolidation);

(4)	Liens in favor of us or any Restricted Subsidiary;

(5)	Liens in favor of the United States of America, any State or the District of Columbia, Bermuda or any other foreign government, or any agency, department or other instrumentality of the United States of America, any State or the District of Columbia, Bermuda or any other foreign government to secure partial, progress, advance or other payments as provided by any contract or provision of any statute;

(6)	Liens to secure Indebtedness of any Restricted Subsidiary to us or any other Restricted Subsidiary, or of us to any Restricted Subsidiary, but only so long as such Indebtedness is held by us or a Restricted Subsidiary;

(7)	Liens incurred to finance all or any portion of the cost of construction, acquisition, alteration or repair of any Principal Property or improvements thereto, including the cost of research and development, design, improvement, launch, installation or integration, and including all import duties, created:

(a)	prior to, at the time of, or within 180 days after completion of that construction, acquisition, alteration or repair or

(b)	thereafter, if that Lien is created as provided by a binding commitment to lend entered into prior to, at the time of, or within 180 days after completion of that construction, acquisition, alteration or repair;

(8)	Liens existing on the date of the indenture or subsequently incurred in accordance with the provisions of a written agreement existing on that date;

(9)	Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation;

(10)	Liens arising in connection with a Permitted Hedging Obligation;

(11)	Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature, in each case other than obligations for the payment of borrowed money; or

(12)	Liens incurred in connection with any extension, renewal, refunding or replacement of the foregoing, provided that:

•	such extension, renewal, refinancing, refunding or replacement Lien shall be limited to all or a part of the same property that secured the Lien extended, renewed, refinanced, refunded or replaced, plus improvements on that property, and

•	the Indebtedness secured by that Lien may not exceed:

—	the principal amount of the Indebtedness so extended, renewed, refinanced, refunded or replaced, plus

—	the amount of any premium required to be paid in connection with such extension, renewal, refinancing, refunding or replacement, or the amount of any premium we reasonably determine as necessary to accomplish such extension, renewal, refinancing, refunding or replacement, plus

—	the expenses we or a Restricted Subsidiary, as the case may be, incur in connection with such extension, renewal, refinancing, refunding or replacement.

     Limitation on Sale and Leaseback Transactions

      We will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless, taking account of the proposed Sale and Leaseback Transaction, the aggregate amount of:

•	all Attributable Debt with respect to all Sale and Leaseback Transactions plus

•	all Secured Debt, other than Secured Debt which is excluded as provided by clauses (1) through (12) described under “— Limitation on Secured Debt” above,

would not exceed 15% of our Consolidated Net Tangible Assets.

      This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under “— Limitation on Secured Debt” above, Attributable Debt with respect to any Sale and Leaseback Transaction if:

(1)	we or a Restricted Subsidiary are permitted to create Indebtedness secured by a Lien as provided by clauses (1) through (12) inclusive described under “— Limitation on Secured Debt” above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to that Sale and Leaseback Transaction, without equally and ratably securing the notes;

(2)	the property leased as provided by that arrangement is sold for a price at least equal to that property’s fair market value, as determined by our chief executive officer, our president, our chief financial officer, our treasurer or our controller, and within 270 days prior to, or subsequent to, the sale, we or a Restricted Subsidiary apply at least 90% of the net proceeds of the sale:

•	to the extent we elect, to the retirement of Indebtedness of us or any Restricted Subsidiary, other than Indebtedness owed to us or any Restricted Subsidiary; and

•	to the extent we do not retire Indebtedness as described above, to the purchase of assets or to pay or secure the payment of the cost of construction of assets;

(3)	the lease in the Sale and Leaseback Transaction is for a term, including renewals, of not more than three years;

(4)	the Sale and Leaseback Transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries; or

(5)	the lease payment is created in connection with a project financed with, and the obligation constitutes, a Nonrecourse Obligation.

     Limitation on Designation of Unrestricted Subsidiaries

      All of our Subsidiaries existing on the issue date of the notes will be Restricted Subsidiaries. Except as set forth in the following sentence, all of our future Subsidiaries will be Restricted Subsidiaries for purposes of the indenture. However, our board of directors may designate any of our Subsidiaries as an “Unrestricted Subsidiary” that is not subject to the covenants of the indenture, so long as our board does not:

•	designate, or continue the designation of, any Subsidiary as an Unrestricted Subsidiary that owns any Principal Property or any Subsidiary that owns any shares of capital stock of a Restricted Subsidiary;

•	designate, or continue the designation of, any Subsidiary as an Unrestricted Subsidiary that, together with all other Unrestricted Subsidiaries, would result in our Unrestricted Subsidiaries owning more than 10% of our Consolidated Net Tangible Assets; or

•	cause or permit any Restricted Subsidiary to transfer or otherwise dispose of any Principal Property or any shares of capital stock of a Restricted Subsidiary to any Unrestricted Subsidiary, unless:

—	that Unrestricted Subsidiary will be redesignated as a Restricted Subsidiary, and

—	any Lien securing any Indebtedness of that Unrestricted Subsidiary does not extend to any Principal Property or any shares of capital stock of a Restricted Subsidiary, except if the existence of the Indebtedness secured by that Lien would otherwise be permitted under the indenture.

      We may also designate an Unrestricted Subsidiary to be a Restricted Subsidiary in accordance with the provisions of the indenture if such designation would not cause a breach of any covenant described under “— Limitation on Secured Debt” and “— Limitation on Sale and Leaseback Transactions”.

Certain Defined Terms

      The following terms referred to in this “Description of the Notes” are defined in the indenture as follows:

      “Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Capital Lease Obligations” means with respect to any person any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP.

      “Consolidated Net Tangible Assets” means, at any date, the total assets appearing on our most recent consolidated balance sheet as at the end of our fiscal quarter ending not more than 135 days prior to such date, prepared in accordance with GAAP, less

•	all current liabilities due within one year as shown on that balance sheet,

•	investments in and advances to Unrestricted Subsidiaries, and

•	Intangible Assets.

      “Contingent Obligation” means, as applied to any person, any obligation of that person guaranteeing or intending to guarantee any Indebtedness of any other person in any manner, whether directly or indirectly.

      “GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by any other entity as have been approved by a significant segment of the accounting profession, which are in effect at the date of the applicable computation.

      “Hedging Obligation” of any person means the obligations of that person under:

•	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

•	foreign exchange contracts and currency swap agreements; and

•	other agreements or arrangements entered into in the ordinary course of business and consistent with past practices designed to protect that person against fluctuations in interest rates or currency exchange rates.

      “Indebtedness” of any person means, without duplication:

(1)	all obligations of such person for borrowed money or for the deferred purchase price of property or services, including, without limitation, the face amount available to be drawn under all letters of credit, reimbursement and similar obligations with respect to surety bonds, letters of credit and banks’ acceptances, whether or not matured;

(2)	all obligations of such person evidenced by notes, bonds, debentures or similar instruments;

(3)	all Capital Lease Obligations of such person;

(4)	all Contingent Obligations of such person;

(5)	all Hedging Obligations of such person; and

(6)	all Indebtedness referred to in clause (1), (2), (3), (4), or (5) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness;

provided, however, that Indebtedness shall not include current accounts payable or trade accounts payable, in each case not overdue for more than 60 days.

      The amount of any Indebtedness outstanding as of any date shall be:

•	the accreted value thereof, in the case of any Indebtedness issued with original issue discount;

•	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness; and

•	in the case of a Contingent Obligation, the amount of the Indebtedness guaranteed or intended to be guaranteed thereby.

      “Intangible Assets” means, at any date, the value, as shown on or reflected in our most recent consolidated balance sheet as at the end of the fiscal quarter of us ending not more than 135 days prior to the date, prepared in accordance with GAAP, of:

•	all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles;

•	organizational and development costs;

•	deferred charges, other than prepaid items, including insurance, taxes, interest, commissions, rents, pensions, compensation and similar items and tangible assets being amortized; and

•	unamortized debt discount and expense, less unamortized premium.

      “Issue Date” means the date on which the notes are first issued and delivered.

      “Lien” means any pledge, mortgage, lien, security interest, hypothecation, assignment for security interest or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give a security interest).

      “Nonrecourse Obligation” means Indebtedness or lease payment obligations substantially related to the financing of a project involving the development or expansion of our properties or those of any Subsidiary, as to which we and the Restricted Subsidiaries do not provide any credit support, and the obligee with respect to the Indebtedness or lease payment obligations thereunder has no recourse to us or any Restricted Subsidiary or any of our assets or those of any of our Restricted Subsidiaries, other than the assets which were acquired with the proceeds of the transaction or the project financed.

      “Permitted Hedging Obligations” of any person means any Hedging Obligation that is designed to protect such person against fluctuations in (i) interest rates with respect to Indebtedness incurred or anticipated to be incurred and which shall have a notional amount no greater than the payments due with respect to the Indebtedness being hedged thereby, or (ii) currency exchange rates or commodity prices relating to then existing or anticipated financial obligations, anticipated financial results or cash flow, anticipated cash capital expenditures, anticipated sales of goods or services or then existing or sold production and, in the case of each of clauses (i) and (ii) above, not for purposes of speculation.

      “Principal Property” means any satellite or satellite systems equipment, whether under development or in operation; or any manufacturing, development, testing or research center or satellite control center; network operations center; gateway; tracking, telemetry, command and monitoring center or other terrestrial facility (including, without limitation, land, fixtures and equipment); in each case whether owned or leased by us or any Restricted Subsidiary, including any of the foregoing existing as of or after the date of the indenture, but not including any property which has a net book value (as of the date of determination) of less than 1% of our Consolidated Net Tangible Assets.

      “Restricted Subsidiary” is any Subsidiary other than an Unrestricted Subsidiary.

      “Sale and Leaseback Transaction” means any transaction or a series of related transactions with any person providing for the leasing by us or any Restricted Subsidiary of any of our Principal Property or any Principal Property of a Restricted Subsidiary, which Principal Property has been or is to be sold by us or any Restricted Subsidiary to such person.

      “Secured Debt” means any Indebtedness of us or a Restricted Subsidiary which is secured by any Lien on any

•	Principal Property, whether owned on the date of the indenture or thereafter acquired or created;

•	shares of capital stock owned by us or a Subsidiary in a Restricted Subsidiary; or

•	Indebtedness owed to us by a Restricted Subsidiary.

      “Significant Subsidiary” means a Restricted Subsidiary that would be a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as in effect on the Issue Date.

      “Subsidiary” means any corporation or other legal entity, including, without limitation, a limited liability company, partnership, joint venture and association, regardless of its jurisdiction of organization or formation, where

•	in the case of a corporation, under ordinary circumstances not dependent upon the happening of a contingency, more than 50% of the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of that corporation is owned directly or indirectly by us and/or by one or more of our Subsidiaries; or

•	in the case of any other type of entity, more than 50% of the ordinary equity capital interests is owned directly or indirectly by us and/or by one or more of our Subsidiaries.

      “Unrestricted Subsidiary” is defined in “— Limitation on Designation of Unrestricted Subsidiaries” above.

Defeasance

     Defeasance and Covenant Defeasance

        Full Defeasance

      If there is a change in U.S. Federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the notes. This is called full defeasance. To do so, each of the following must occur:

•	We must deposit in trust for the benefit of all Holders a combination of money and U.S. Government or U.S. Government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates.

•	There must be a change in current U.S. Federal tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing you to be taxed on your notes any differently than if we did not make the deposit and just repaid the notes ourselves. Under current U.S. Federal tax law, the deposit and our legal release from the notes would be treated as though we took back your notes and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on your notes.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

      If we ever did accomplish full defeasance, you would have to rely solely on the trust deposit for payments on your notes. You could not look to us for payment in the event of any shortfall.

       Covenant Defeasance

      Under current U.S. Federal tax law, we can make the same type of deposit described above and be released from certain restrictive covenants relating to the notes. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants. In order to achieve covenant defeasance, we must do both of the following:

•	We must deposit in trust for the benefit of the Holders a combination of money and U.S. Government or U.S. Government agency notes or bonds that will generate enough cash to make interest, principal and any other anticipated payments on the notes on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. Federal income tax law we may make the above deposit without causing you to be taxed on your notes any differently than if we did not make the deposit and just repaid the notes ourselves.

      If we accomplish covenant defeasance with regard to your notes, the following provisions of the indenture and the notes would no longer apply:

•	the covenants described above under “— Restrictive Covenants — Limitation on Secured Debt”, “— Limitation on Sale and Leaseback Transactions” and “— Limitation on Designation of Unrestricted Subsidiaries”, and the operation of clause (b) under “— Restrictive Covenants — Merger, Consolidation or Sale of Assets”; and

•	the operation of the events of default described below in the third, fourth, fifth and, with respect to Significant Subsidiaries only, sixth items under “— Default, Remedies and Waiver of Default — Events of Default”.

      If we accomplish covenant defeasance, you can still look to us for repayment of your notes in the event of any shortfall in the trust deposit. If one of the remaining events of default occurred, such as our bankruptcy, and your notes became immediately due and payable, there may be a shortfall. You should note that, depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Default, Remedies and Waiver of Default

      You will have special rights if an event of default with respect to the notes occurs and is not cured, as described in this subsection.

     Events of Default

      When we refer to an event of default with respect to the notes, we mean any of the following:

•	We do not pay the principal on any of the notes on its due date.

•	We do not pay interest on any of the notes within 30 days after its due date.

•	We remain in breach of any covenant we make in the indenture for the benefit of these notes for 90 days after we receive a notice of default stating that we are in breach. The notice must be sent by the trustee or the Holders of not less than 25% in principal amount of the notes.

•	We or any of our Significant Subsidiaries fail to make any payment when due, including any applicable grace period, under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or a Significant Subsidiary having a principal amount exceeding $50,000,000.

•	We or any of our Significant Subsidiaries experience a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or a Significant Subsidiary having a principal amount exceeding $50,000,000 that results in acceleration of the indebtedness.

•	We or any of our Significant Subsidiaries file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to us or any of our Significant Subsidiaries occur.

     Remedies if an Event of Default Occurs

      If an event of default has occurred and has not been cured or waived, the trustee or the Holders of not less than 25% in principal amount of the notes may declare the entire principal amount of all of the notes to be due immediately. If an event of default occurs because of events in bankruptcy, insolvency or reorganization relating to Intelsat, Ltd., the entire principal amount of all of the notes will be automatically accelerated, without any action by the trustee or any Holder.

      Each of the situations described above is called an acceleration of the maturity of the notes. If the maturity of the notes is accelerated and a judgment for payment has not yet been obtained, the Holders of a majority in principal amount of the notes may cancel the acceleration for all of the notes.

      If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

      Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any Holders unless the Holders offer the trustee protection from expenses and liability. This is called an indemnity. If the trustee receives an indemnity that is satisfactory to it, the Holders of a majority in principal amount of the notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority Holders may also direct the trustee in performing any other action under the indenture with respect to the notes.

      Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	The Holder of your notes must give the trustee written notice that an event of default has occurred and the event of default must not have been cured or waived.

•	The Holders of not less than 25% in principal amount of the notes must make a written request that the trustee take action because of the default and they or other Holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after the above steps have been taken.

•	During those 60 days, the Holders of a majority in principal amount of the notes must not have given the trustee directions that are inconsistent with the written request described above of the Holders of not less than 25% in principal amount of the notes.

      However, you are entitled at any time to bring a lawsuit for the payment of money due on your note on or after its due date.

     Waiver of Default

      The Holders of not less than a majority in principal amount of the notes may waive a default for all of the notes. If this waiver happens, the default will be treated as if it has not occurred. No one can waive a payment default on any note, however, without the approval of the Holder of that note.

     We Will Give the Trustee Information about Defaults Annually

      Each year, we will give the trustee a written statement of two of our officers, certifying that to their knowledge we are in compliance with the indenture and the notes, or else specifying any default known to them.

      Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Modification and Waiver of Covenants

      There are three types of changes we can make to the indenture and the notes.

     Changes Requiring Each Holder’s Approval

      First, there are changes that cannot be made without the approval of the Holder of each note affected by the change. Here is a list of those types of changes:

•	changing the stated maturity for any principal or interest payment on a note;

•	reducing the principal amount, the interest rate or the redemption price for a note;

•	changing any obligation to pay Additional Amounts;

•	permitting redemption of a note if not previously permitted;

•	changing the currency of any payment on a note other than as permitted by the note;

•	changing the place of any payment on a note;

•	impairing the Holder’s right to sue for payment of any amount due on its note;

•	reducing the percentage in principal amount of the notes and any other affected series of debt securities, taken together, the approval of whose Holders is needed to change the indenture or the notes;

•	reducing the percentage in principal amount of the notes and any other affected series of debt securities, taken separately or together, as the case may be, the approval of whose Holders is needed to waive our compliance with the indenture or to waive defaults; and

•	changing the provisions of the indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval.

     Changes Not Requiring Approval

      The second type of change does not require any approval by Holders of the notes. Changes of this type are limited to curing obligations, correcting or supplementing provisions in the indenture that may be defective or inconsistent with any other provisions therein, and taking any action or making any change that would not adversely affect the notes in any material respect. Nor do we need any approval of Holders to make changes that affect only debt securities to be issued under the indenture after the changes take effect.

      We may also make changes or obtain waivers that do not adversely affect a particular note, even if they affect other notes or other debt securities. In those cases, we do not need to obtain the approval of the Holder of that note; we need only obtain any required approvals from the Holders of the affected notes or other debt securities.

     Changes Requiring Majority Approval

      Any other change to the indenture and the notes would require the following approval:

•	If the change affects only the notes, it must be approved by the Holders of a majority in principal amount of the notes.

•	If the change affects the notes as well as one or more other series of debt securities issued under the indenture, it must be approved by the Holders of a majority in principal amount of the notes and all other series affected by the change, with the notes and the other series voting together as one class for this purpose.

      In each case, the required approval must be given by written consent. Most changes fall into this category.

      The same majority approval would be required for us to obtain a waiver of any of our covenants in the indenture. If the Holders approve a waiver of a covenant, we will not have to comply with it. The Holders, however, cannot approve a waiver of any provision in a particular note, or in the indenture as it affects that note, that we cannot change without the approval of the Holder of that note as described above in “— Changes Requiring Each Holder’s Approval”, unless that Holder approves the waiver.

      Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the notes or request a waiver.

Special Rules for Action by Holders

      When Holders take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules. We may apply similar rules to other series of debt securities issued under the indenture.

     Only Outstanding Notes Are Eligible

      Only Holders of outstanding notes will be eligible to participate in any action by Holders of the notes. Also, we will count only outstanding notes in determining whether the various percentage requirements for taking action have been met. For these purposes, a note will not be “outstanding”:

•	if it has been surrendered for cancellation;

•	if we have deposited or set aside, in trust for its Holder, money for its payment or redemption;

•	if we have fully defeased it as described above under “— Defeasance — Defeasance and Covenant Defeasance — Full Defeasance”; or

•	if we or one of our affiliates is the beneficial owner.

      In some situations, Holders of debt securities of other series may be eligible to participate in an action by Holders of these notes. In that event, we may follow special rules in calculating the principal amount of their debt securities that is to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a foreign currency, increases over time or is not to be fixed until maturity.

     Determining Record Dates for Action by Holders

      We will generally be entitled to set any day as a record date for the purpose of determining the Holders that are entitled to take action under the indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by Holders. If we or the trustee set a record date for an approval or other action to be taken by Holders, that approval or action may be taken only by persons or entities who are

Holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global note may be set in accordance with procedures established by the depositary from time to time.

Form, Exchange and Transfer

      If any notes cease to be issued in global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and multiples of $1,000.

      Holders may exchange their notes for notes of smaller denominations or combine their notes into fewer notes of larger denominations, as long as the total principal amount is not changed.

      Holders may exchange or transfer their notes at the office of the trustee. We have appointed the trustee to act as our agent for registering notes in the names of Holders and transferring notes. We may in the future appoint another entity to perform these functions or perform them ourselves.

      Holders will not be required to pay a service charge to transfer or exchange their notes, but they may be required to pay any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will be made only if our transfer agent is satisfied with the Holder’s proof of legal ownership.

      We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

      As long as the notes are issued in global form, only the depositary will be entitled to transfer and exchange notes as described in this subsection, since the depositary will be the sole Holder of the notes.

Payment Mechanics

     Who Receives Payment?

      We will pay interest on the notes on the interest payment dates stated above under “— Financial Terms of the Notes”, and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the date on which interest was paid or made available for payment on the original notes, if interest has been paid, or from the issue date of the original notes, if no interest has been paid or made available for payment on the original notes, to but excluding the relevant payment date. We will compute interest on the notes on the basis of a 360-day year of twelve 30-day months.

      If interest is due on a note on an interest payment date, we will pay the interest to the Holder in whose name the note is registered at the close of business on the regular record date relating to the interest payment date. If interest is due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the note. If principal is due on a note at maturity, we will pay the amount to the Holder of the note against surrender of the note at the proper place of payment.

     Regular Record Dates for Interest

      The regular record date relating to an interest payment date for any note will be the April 1 or October 1 next preceding the interest payment date, whether or not that preceding day is a business day. For the purpose of determining the Holders at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on that day.

     How We Will Make Payments

       Payments on Global Notes

      As long as the notes are issued in global form, we will make payments on the notes in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants, as described above under “— We Will Issue the Notes in Global Form”.

       Payments on Non-Global Notes

      If the global notes are terminated and we issue notes in non-global form, we will make payments on the notes as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the Holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the office of the paying agent described below, against surrender of the notes. All payments by check will be made in next day funds — i.e., funds that become available on the day after the check is cashed.

      Alternatively, if a non-global note has a face amount of at least $1,000,000 and the Holder asks us to do so, we will pay any amount that becomes due on the note by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the Holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the Holder on the relevant regular record date. In the case of any other payment, payment will be made only after the note is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

      Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on the notes.

     Payment When Offices Are Closed

      If any payment is due on a note on a day that is not a business day, we will make the payment on the next day that is a business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

      When we refer to a business day, we mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or any other relevant location generally are authorized or obligated by law, regulation or executive order to close. By other relevant location we mean, if the notes cease to be held in global form, each office of a paying agent, but only with respect to a payment to be made at that office, and each office of a transfer agent, but only with respect to any actions to occur at that office.

     Paying Agent

      If we issue the notes in non-global form, we may appoint one or more financial institutions to act as our paying agents, and at whose designated offices the notes may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as a paying agent. We must notify Holders of the notes of changes in the paying agents.

     Unclaimed Payments

      Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a Holder may be repaid to us. After that repayment, the Holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Notices

      As long as the notes are in global form, notices to be given to Holders will be given to the depositary, in accordance with its applicable policies as in effect from time to time. If we issue the notes in non-global form, notices to be given to Holders will be sent by mail to the respective addresses of the Holders as they appear in the trustee’s records, and will be deemed given when mailed.

      Neither the failure to give any notice to a particular Holder, nor any defect in a notice given to a particular Holder, will affect the sufficiency of any notice given to another Holder.

      Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive notices.

Our Relationship with the Trustee

      The Bank of New York is initially serving as the trustee for the notes and all other series of debt securities to be issued under the indenture. The Bank of New York is also acting as the exchange agent for this offering. The Bank of New York has provided commercial banking and other services for us in the past and may do so in the future. Among other things, The Bank of New York serves as trustee under the trust agreements established in connection with the privatization for those Signatories and Investing Entities that had not executed and delivered the required privatization agreements by July 18, 2001 or that otherwise preferred not to hold, or were prevented by reason of law, regulation or other governmental restriction from holding, our shares in their names. The corporate trust office of The Bank of New York is located at 101 Barclay Street, New York, New York, 10286, Attn: Corporate Trust Administration — Global Finance Unit.

Agent for Service of Process

      Our agent for service of process in the state of New York for any actions relating to the indenture or the notes is CT Corporation System, which currently maintains a New York City office at 111 Eighth Avenue, New York, New York, 10011, United States.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer; Registration Rights

      On April 15, 2002 we sold the original notes to Lehman Brothers Inc. and Salomon Smith Barney Inc. as representatives of a syndicate of initial purchasers. In connection with the sale of the original notes, we entered into a registration rights agreement with Lehman Brothers Inc., Salomon Smith Barney Inc. and the other initial purchasers of the original notes. This agreement requires us to file a registration statement under the Securities Act of 1933 offering to exchange the new notes for your original notes. Accordingly, we are offering you the opportunity to exchange your original notes for the same principal amount of new notes. The new notes will be registered and issued without a restrictive legend. This means that, unlike your original notes, which contain restrictions on their transfer, the new notes may be reoffered and resold by you to any potential buyer freely without further registration under the Securities Act of 1933. This is beneficial to you since in order to sell your original notes you must find an available exemption from the registration requirements of the Securities Act of 1933.

      The registration rights agreement further provides that we must use reasonable efforts to cause the registration statement to be declared effective by the SEC on or prior to December 11, 2002, or we will owe liquidated damages, in the form of a higher rate of interest, to the original note holders. Except as discussed below, upon the completion of the exchange offer we will have no further obligation to register your original notes.

      A copy of the registration rights agreement has been filed as an exhibit to this registration statement. You are strongly encouraged to read the entire text of the agreement.

      In accordance with the registration rights agreement, we are also required to use reasonable efforts to file a shelf registration statement with the SEC to cover resales of the original notes or the new notes by holders who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement if:

•	we are not permitted to consummate the exchange offer because we determine that the exchange offer is not permitted by applicable law or SEC policy;

•	the exchange offer is not for any reason consummated on or prior to January 20, 2003; or

•	any holder of registrable securities notifies us prior to the 20th business day following the consummation of the exchange offer that:

—	it is prohibited by law or SEC policy from participating in the exchange offer;

—	it may not resell the notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for those resales; or

—	it is a broker-dealer and owns notes acquired directly from us or one of our affiliates.

      For purposes of the preceding paragraph, “registrable securities” means each original note or new note until the earliest to occur of:

•	the date on which that original note has been exchanged by a person other than a broker-dealer for a new note in the exchange offer;

•	following the exchange by a broker-dealer in the exchange offer of an original note for a new note, the earlier of (1) the date on which that note is sold to a purchaser who receives from that broker-dealer on or prior to the date of that sale a copy of the prospectus contained in the exchange offer registration statement and (2) the date on which the exchange offer registration statement has been effective under the Securities Act of 1933 for a period of 60 consecutive days;

•	the date on which that original note or new note has been effectively registered under the Securities Act of 1933 and disposed of in accordance with the shelf registration statement; or

•	the date on which that original note or new note is sold by the holder pursuant to Rule 144 under the Securities Act of 1933 or may be sold by the holder pursuant to Rule 144(k) under the Securities Act of 1933.

      In the event that we are obligated to file a shelf registration statement, we will be required to keep such shelf registration statement effective for up to two years from the date of effectiveness. Other than as described above, no holder will have the right to participate in the shelf registration or require that we register his or her original notes in accordance with the Securities Act of 1933.

      If you participate in the exchange offer, you will be able to sell or transfer freely your new notes if:

•	the notes issued in the exchange offer are being acquired in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the notes issued to you in the exchange offer; and

•	you are not an affiliate of Intelsat, Ltd., as defined under the Securities Act of 1933.

      We believe that the notes issued to you in this exchange offer may be offered for resale, sold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, only if you make the representations that we discuss above.

      Our belief is based upon existing interpretations by the SEC’s staff contained in several “no-action” letters to third parties unrelated to us. If you tender your original notes in the exchange offer for the purpose of participating in a distribution of new notes you cannot rely on these interpretations by the SEC’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.

      The SEC considers broker-dealers that acquired original notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these broker-dealers cannot use this prospectus for the exchange offer in connection with a resale of the new notes and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a resale of the new notes. These broker-dealers cannot rely on the position of the SEC’s staff set forth in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988) or similar letters.

      A broker-dealer that has bought original notes for market-making or other trading activities must deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. The SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes by delivering the prospectus contained in the registration statement for the exchange offer. This prospectus may be used by a broker-dealer to resell any of its new notes. We have agreed in the registration rights agreement to send a prospectus to any broker-dealer that requests copies in the notice and questionnaire included in the letter of transmittal accompanying the prospectus for a period of up to 90 days after the date of expiration of this exchange offer.

      Unless you are required to do so because you are a broker-dealer or if you do not meet the conditions described above, you may not use this prospectus for an offer to resell, resale or other retransfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

      You may suffer adverse consequences if you fail to exchange your original notes. Following the completion of the exchange offer, except as set forth above and in the registration rights agreement, you will not have any further registration rights and your original notes will continue to be subject to certain restrictions on transfer. Accordingly, if you do not participate in the exchange offer, your ability to sell your original notes could be adversely affected.

Representations We Need From You Before You May Participate in the Exchange Offer

      We need representations from you before you can participate in the exchange offer.

      These representations are:

•	the notes you acquire in the exchange offer are being obtained in the ordinary course of your business;

•	neither you nor any person you are acting for is engaging in or intends to engage in a distribution of the notes;

•	neither you nor any person you are acting for has an arrangement or understanding with any person to participate in the distribution of the notes;

•	neither you nor any person you are acting for is our “affiliate”, as defined under Rule 405 of the Securities Act of 1933;

•	you acknowledge and agree that if you are a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale of the notes, including the requirement that any secondary resale transaction be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act of 1933, and you cannot rely on the position of the SEC staff in its no-action letters; and

•	if you or any other person you are acting for is a broker-dealer, and you receive notes for your own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus in connection with any resale of such notes.

Terms of the Exchange Offer

      We will accept any validly tendered original notes that are not withdrawn prior to 5:00 p.m. New York City time on the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of your original notes tendered. Holders may tender some or all of their original notes in the exchange offer.

      The form and terms of the new notes will be substantially the same as the form and terms of your original notes except that:

•	interest on the new notes will accrue from the last interest payment date on which interest was paid on your original notes, or, if no interest was paid, from the date of the original issuance of your original notes;

•	the new notes have been registered under the Securities Act of 1933 and will not bear a legend restricting their transfer; and

•	the provisions for payment of additional interest in the case of non-registration will be eliminated.

The new notes will be issued under, and entitled to the benefits of, the same indenture governing your original notes.

      This prospectus and the documents you received with this prospectus are being sent to you and to others believed to have beneficial interests in the original notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC.

      We will have accepted your validly tendered original notes when we have given oral or written notice to The Bank of New York. The Bank of New York will act as agent for you for the purpose of receiving the notes. If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events or otherwise, certificates sent to The Bank of New York will be returned, without expense, as promptly as practicable after the expiration date to you, unless you request in the letter of transmittal that the notes be sent to someone else.

      You will not be required to pay brokerage commissions, fees or transfer taxes in the exchange of your original notes. We will pay all charges and expenses in connection with the exchange offer except for any taxes you may incur in effecting the transfer of your original notes or new notes to some other person, or if a transfer tax is imposed for any reason other than the exchange of notes pursuant to the exchange offer.

Expiration Date; Extensions; Amendments

      The exchange offer will expire at 5:00 p.m. New York City time, on January 13, 2003 unless we extend the exchange offer, in which case the exchange offer shall terminate at 5:00 p.m. New York City time on the last day of the extension. If we decide to extend the exchange offer, we do not currently intend to extend the expiration date beyond January 20, 2003. In any event, the exchange offer will be held open for at least 20 business days. In order to extend the exchange offer, we will issue a notice by press release or other public announcement.

      We reserve the right, in our sole discretion:

•	to delay accepting your original notes;

•	to extend the exchange offer;

•	to terminate the exchange offer, if any of the conditions shall not have been satisfied; or

•	to amend the terms of the exchange offer in any manner.

      If we delay, extend, terminate or amend the exchange offer, we will give notice to the exchange agent and issue a press release or other public announcement.

Procedures for Tendering Your Original Notes

      Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the original notes may tender original notes in the exchange offer. Except as stated below under “— Book-Entry Transfer”, to tender in the exchange offer:

•	if you do not hold your position through DTC, Euroclear or Clearstream, Luxembourg, you must, on or before the expiration date, deliver a duly completed letter of transmittal to the exchange agent at its address specified in the letter of transmittal, and certificates for your original notes must be received by The Bank of New York along with the letter of transmittal;

•	if you hold your position through DTC, you must instruct DTC and a DTC participant by completing the form “Instruction to Registered Holder from Beneficial Holder” accompanying this prospectus of your intention whether or not you wish to tender your original notes for new notes; and you must in turn follow the procedures for book-entry transfer as set forth below under “— Book-Entry Transfer” and in the letter of transmittal; or

•	if you hold your position through Euroclear or Clearstream, Luxembourg, the form “Instruction to Registered Holder from Beneficial Holder” with respect to original notes held through Euroclear or Clearstream, Luxembourg must be completed by a direct accountholder in Euroclear or Clearstream, Luxembourg, and interests in the original notes must be tendered in compliance with procedures established by Euroclear or Clearstream, Luxembourg.

      If you intend to use the guaranteed delivery procedures, you must comply with the guaranteed delivery procedures described below.

      Neither Intelsat, Ltd., nor the exchange agent will be responsible for the communication of tenders by holders to the accountholders in DTC, Euroclear or Clearstream, Luxembourg through which they hold original notes or by such accountholders to the exchange agent, DTC, Euroclear or Clearstream, Luxembourg.

      Holders will not be responsible for the payment of any fees or commissions to the exchange agent for the original notes.

      In no event should a holder submitting a tender for exchange send a letter of transmittal or original notes to any other agent of Intelsat, Ltd. other than the exchange agent, or to DTC, Euroclear or Clearstream, Luxembourg.

      Holders may contact the exchange agent for assistance in filling out and delivering letters of transmittal and for additional copies of the exchange offer materials.

      To be tendered effectively, a letter of transmittal or, as described below under “— Book-Entry Transfer”, an “agent’s message” and other required documents must be received by The Bank of New York at its address set forth under “— Exchange Agent” below prior to the expiration date.

      If you do not withdraw your tender before the expiration date, it will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

      The method of delivery of your original notes, the letter of transmittal and all other required documents to be delivered to The Bank of New York is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to The Bank of New York before the expiration date. No letter of transmittal or original notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies, or nominees to effect these transactions on your behalf.

Procedure if the Original Notes Are Not Registered in Your Name

      If your original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes, then you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on behalf of a registered owner, you must, prior to completing and executing a letter of transmittal and delivering the registered owner’s original notes, either make appropriate arrangements to register ownership of the original notes in your name or obtain a properly completed power of attorney or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, referred to as an eligible institution, that is a member of specified signature guarantee programs. Signatures on a letter of transmittal or a notice of withdrawal will not be required to be guaranteed if the original notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If a letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal unless waived by us.

Conditions to the Exchange Offer

      All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered notes will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes the acceptance of which would be unlawful in the opinion of us or our counsel. We also reserve the right to waive any defects, irregularities, or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. Any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine, unless waived by us. Although we intend to notify you of defects or irregularities with respect to tenders of original notes, neither we, The Bank of New York nor any other person shall be under any duty to give such notification or shall incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until all such defects and irregularities have been cured or waived. Any original notes received by The Bank of New York that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by The Bank of New York as soon as practicable following the expiration date to you, unless you request in the letter of transmittal that the notes be sent to someone else.

      In addition, we reserve the right in our sole discretion to purchase or make offers for any original notes that remain outstanding after the expiration date and, to the extent permitted by applicable law, to purchase original notes in the open market in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of this exchange offer.

      Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes, and we may terminate the exchange offer, if:

•	the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination or on the advice of counsel, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC;

•	any action or proceeding is instituted or threatened in any court or by the SEC or any other governmental agency with respect to the exchange offer which, in our judgment, would impair our ability to proceed with the exchange offer; or

•	we have not obtained any governmental approval which we, in our sole discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

      These conditions listed above are for our sole benefit and may be asserted by us at any time, regardless of the circumstances giving rise to any of these conditions, or may be waived by us in whole or in part at any time in our sole discretion. The failure by us to exercise any of our rights shall not be a waiver of our rights. We are required to use reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

      In all cases, issuance of notes for tendered original notes that are accepted for exchange in the exchange offer will be made only after timely receipt by The Bank of New York of:

•	certificates for original notes or a timely confirmation from DTC of such original notes into The Bank of New York’s account at DTC,

•	a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, an “agent’s message” described further below in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal for such exchange offer, and

•	all other required documents.

      If we do not accept your tendered original notes or if you submit original notes for a greater aggregate principal amount than you desire to exchange, then the unaccepted or unexchanged original notes will be returned without expense to you or, in the case of notes tendered by book-entry transfer into The Bank of New York’s account at DTC pursuant to the book-entry transfer procedures described below, such non-exchanged notes will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

      We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of original notes by causing DTC, Euroclear or Clearstream, Luxembourg, as the case may be, to transfer such original notes into the exchange agent’s DTC account in accordance with DTC’s electronic Automated Tender Offer Program procedures for such transfer. The exchange of new notes for tendered original notes will only be made after timely:

•	confirmation of book-entry transfer of the original notes into the exchange agent’s account; and

•	receipt by the exchange agent of an executed and properly completed letter of transmittal or an “agent’s message” and all other required documents specified in the letter of transmittal.

      The confirmation, letter of transmittal or agent’s message and any other required documents must be received at the exchange agent’s address listed below under “— Exchange Agent” on or before 5:00 p.m. New York time, on the expiration date of the exchange offer, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under those procedures.

      As indicated above, delivery of documents to any of DTC, Euroclear or Clearstream, Luxembourg in accordance with its procedures does not constitute delivery to the exchange agent.

      The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering original notes stating:

•	the aggregate principal amount of original notes which have been tendered by the participant;

•	that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the exchange offer; and

•	that we may enforce such agreement against the participant.

      Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal are true and correct.

Guaranteed Delivery Procedures

      If you wish to tender your original notes and the original notes are not immediately available, or time will not permit your original notes and other required documents to reach The Bank of New York before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made by or through an eligible institution;

•	before the expiration date, The Bank of New York has received from such eligible institution a properly completed and duly executed letter of transmittal, or a facsimile thereof, and notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery shall state your name and address and the amount of original notes tendered, shall state that the tender is being made thereby and shall guarantee that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a confirmation from DTC of book-entry transfer, the letter of transmittal, or a manually executed facsimile thereof, properly completed and duly executed, and any other documents required by the applicable letter of transmittal will be deposited by the eligible institution with The Bank of New York; and

•	the certificates for all physically tendered original notes, in proper form for transfer, or a confirmation from DTC of book-entry transfer, the properly completed and duly executed letter of transmittal, or a manually executed facsimile thereof, and all other documents required by the applicable letter of transmittal are received by The Bank of New York within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      You may withdraw your tender of original notes at any time prior to 5:00 p.m. New York City time, on the expiration date.

      For a withdrawal of tendered notes to be effective, a written or, for a DTC participant, electronic, notice of withdrawal must be received by The Bank of New York, at its address set forth in the next section of this prospectus entitled “— Exchange Agent”, prior to 5:00 p.m. New York City time, on the expiration date.

      Any such notice of withdrawal must:

•	specify your name;

•	identify the original notes to be withdrawn, including, if applicable, the certificate number or numbers and aggregate principal amount of such original notes;

•	be signed by you in the same manner as the original signature on the letter of transmittal by which your original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient for the trustee of your original notes to register the transfer of those notes into the name of the person withdrawing the tender; and

•	specify the name in which you want the withdrawn original notes to be registered, if different from your name.

      All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes withdrawn will be considered not to have been validly tendered for exchange for the purposes of the exchange offer. Any notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer relating to such original notes. Properly withdrawn original notes may be retendered by following one of the procedures described above in “— Procedures for Tendering Your Original Notes” at any time on or prior to the expiration date.

Exchange Agent

      All executed letters of transmittal should be directed to the exchange agent. We have appointed The Bank of New York as the exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus or a letter of transmittal should be directed to the exchange agent at its offices at 101 Barclay Street — Floor 7E, Corporate Trust Operations, Reorganization Unit, New York, New York 10286. The exchange agent’s telephone number is (212) 815-5788 and facsimile number is (212) 298-1915.

Fees and Expenses

      We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer, other than to the exchange agent. The principal solicitation is being made by mail. However, additional solicitations may be made in person or by telephone by our officers and employees.

      The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $650,000, which includes fees and expenses of The Bank of New York, as exchange agent, and accounting, legal, printing and related fees and expenses.

Transfer Taxes

      If you tender original notes for exchange you will not be obligated to pay any transfer taxes unless you instruct us to register your new notes in a different name or if a transfer tax is imposed for a reason other than the exchange of notes pursuant to this exchange offer. If you request that your original notes not tendered or not accepted in the exchange offer be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Consequences of Failure to Properly Tender Original Notes in the Exchange

      We will issue the new notes in exchange for original notes under the exchange offer only after timely receipt by the exchange agent of the original notes, a properly completed and duly executed letter of transmittal or agent’s message and all other required documents. Therefore, holders of the original notes desiring to tender original notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of original notes for exchange. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

      Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining original notes, except in the limited circumstances described under “— Purpose and Effect of Exchange Offer; Registration Rights”. Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the following restrictions on transfer:

•	holders may resell original notes only if an exemption from registration under the Securities Act of 1933 is available or, outside the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act of 1933; and

•	the remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption.

      To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for remaining original notes could be adversely affected.

Payment of Additional Interest Upon Registration Default

      We will be required to pay additional interest on the original notes in the event that:

•	the exchange offer registration statement is not declared effective by the SEC on or prior to December 11, 2002;

•	the exchange offer is not consummated on or prior to January 20, 2003; or

•	a shelf registration statement, if it has been required to be filed, is not declared effective within 360 calendar days after it was required to be filed.

      Each of these events is a registration default. We will be required to pay additional interest in respect of the notes following the occurrence of a registration default at a rate equal to 0.25% per annum. The aggregate amount of the additional interest in respect of each note payable pursuant to the above provisions will in no event exceed 0.25% per annum.

      All accrued additional interest will be paid to the holders of the registrable securities in the same manner as interest is paid under the notes. Following the cure of all registration defaults, the accrual of additional interest will cease.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facilities

      On March 21, 2002, we entered into two credit agreements with certain lenders. One agreement establishes a $500.0 million 364-day unsecured revolving credit facility. The other agreement establishes a $500.0 million three-year unsecured revolving credit facility. These credit agreements replaced a similar credit agreement that expired on March 21, 2002.

      Borrowings under these revolving credit facilities are subject to customary conditions for similar credit facilities and customary events of default.

      We will pay interest on borrowings under the facilities that will vary with Citibank’s base rate, the Federal Funds Rate as established by the Federal Reserve Bank of New York and the interest rate on three-month certificates of deposit or the Eurodollar rate. In the case of borrowings where we pay interest based on the Eurodollar rate, we will also pay an additional amount that will vary depending on our long-term bond ratings. In addition, we are obligated to pay a fee to the lenders on the average daily amount of the lenders’ commitments under the revolving credit facilities equal to a percentage per year that will vary depending on our long-term bond ratings.

      The 364-day revolving credit facility expires in March 2003. We may convert any outstanding amounts owed upon expiration into term loans maturing one year from the expiration date, subject to our payment of a fee equal to 0.125% per year of the principal amount converted and subject to other customary conditions. The three-year revolving credit facility expires in March 2005.

      Borrowings under these facilities are senior unsecured obligations of Intelsat, Ltd.

      Both credit agreements contain covenants customary to similar credit agreements, including, among others:

•	a limitation on liens, applicable to us and our subsidiaries;

•	a limitation on merger, consolidation and sale of assets, applicable to us and our subsidiaries;

•	a requirement that we maintain a ratio of EBITDA to interest expense of at least four to one for any period of four consecutive fiscal quarters;

•	a limitation on our and our subsidiaries’ ability to enter into new lines of business;

•	a limitation on our subsidiaries’ ability to incur indebtedness; and

•	a limitation on our and our subsidiaries’ ability to dispose of assets.

      The three-year revolving credit facility also contains a covenant requiring that we maintain a ratio of debt to EBITDA of no greater than 2.5 to 1 for any period of four consecutive fiscal quarters.

      As of September 30, 2002, we were in compliance with these covenants and there were no outstanding borrowings under the facilities.

Eurobonds and Dragon Bonds

      We currently have three separate series of outstanding U.S. dollar denominated notes that were issued in the European and the Asian capital markets: the $200.0 million Dragon bond 6 5/8% Notes due 2004, the $200.0 million Eurobond 8 3/8% Notes due 2004 and the $200.0 million Eurobond 8 1/8% Notes due 2005. The IGO assigned its rights and obligations under these notes to us pursuant to two Assignment, Assumption and Amendment Agreements. The Assignment, Assumption and Amendment Agreements require us to perform all of the IGO’s payment obligations under these bonds and to comply with all of the other covenants set forth in these bonds, to the extent applicable. The IGO, referred to post-privatization as ITSO, continues to be a joint and several obligor under these bonds.

Covenants

      The terms of our Eurobonds and Dragon bonds limit our ability to incur liens on any of our assets securing any other indebtedness unless the bonds are equally secured under the liens. In addition, these bonds contain covenants requiring us to conduct and operate our business diligently and in the ordinary manner in compliance with our memorandum of association and bye-laws and to use all reasonable efforts to maintain in full force and effect our existing international registrations of orbital locations and frequency spectrum. We also agreed to cause all of our properties used in the conduct of our business to be maintained. In each case, however, we may make changes in our business that, in our judgment, are desirable if the changes do not materially impair our ability to perform our obligations under these bonds.

Events of Default

      The Eurobonds and Dragon bonds contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant or breach of any warranty under the Eurobonds or Dragon bonds or the related Fiscal Agency Agreements;

•	the acceleration of the maturity of other indebtedness for money borrowed with a maturity of one year or more in excess of $50.0 million; or

•	insolvency or bankruptcy of us or one of our subsidiaries.

      If any of these events of default occurs and is continuing, the holders of the Eurobonds and Dragon bonds may declare all of the applicable bonds to be immediately due and payable.

      As of September 30, 2002, the aggregate principal amount of Eurobonds and Dragon bonds outstanding was $600.0 million.

      For further information regarding our long-term debt and other financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Note 6 to our consolidated financial statements appearing elsewhere in this prospectus.

Commercial Paper

      We also have a commercial paper program providing for the issuance of up to $1.0 billion in notes having a maturity not exceeding 270 days. As of September 30, 2002, we had no commercial paper borrowings outstanding. For further information regarding our commercial paper program, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 6 to our consolidated financial statements appearing elsewhere in this prospectus.

TAX CONSIDERATIONS

Bermuda Taxation of Holders

      This section describes the current material Bermuda tax consequences of owning the notes. The following discussion is the opinion of Conyers Dill & Pearman, our special Bermuda tax counsel. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by holders in respect of the notes. Furthermore, we have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

United States Taxation of Holders

      This section describes the material United States Federal income tax consequences to United States holders of owning the notes. It is the opinion of Sullivan & Cromwell, our U.S. counsel. It applies to you only if you acquired your original notes at the offering price and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

      If you purchased your original notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

      You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States Federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest

      You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

      Interest paid by us on the notes is income from sources outside the United States but, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

Exchange of Original Notes

      The exchange of original notes for new notes will not be treated as a taxable transaction for U.S. Federal income tax purposes because the terms of the new notes will not be considered to differ materially in kind or in extent from the terms of the original notes. Rather, the new notes you receive in the exchange offer will be treated as a continuation of your investment in the original notes. As a result, you will not have any material U.S. Federal income tax consequences if you exchange your original notes for new notes.

      We will be required to pay additional cash interest on the original notes if we fail to comply with certain obligations under the registration rights agreement. See “The Exchange Offer — Payment of Additional Interest Upon Registration Default”. This additional interest would be taxable to you as ordinary income at the time it is paid or accrued.

      If you are thinking about exchanging your original notes for new notes, you should consult your own tax advisors concerning the tax consequences of the exchange arising under state, local or foreign laws.

Purchase, Sale and Retirement of the Notes

      Your tax basis in your note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your note. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held for more than one year, and 18% where the property is held for more than five years.

Backup Withholding and Information Reporting

      If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a note effected at a United States office of a broker.

      Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your Federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives notes for its own account in this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, including any amendments or supplements to the prospectus which may be issued from time to time, may be used by a broker-dealer in connection with resales of new notes that were received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration of the exchange offer, we will make available a prospectus that meets the requirements of the Securities Act of 1933 to any broker-dealer for use in this type of resale.

      We will not receive any proceeds from any sale of notes by any broker-dealer. Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the notes or through a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale of notes may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or from the purchasers of the notes.

      Any broker-dealer that resells notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of these notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

      For a period of 90 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, our registration rights agreement with the initial purchasers of the original notes. In addition, we will indemnify holders of the original notes, including any broker-dealers, against certain liabilities, including certain liabilities under the Securities Act of 1933.

VALIDITY OF THE NOTES

      The validity of the notes will be passed upon for us by Sullivan & Cromwell, our U.S. counsel, as to New York law and U.S. Federal law and by Conyers Dill & Pearman, our special Bermuda legal counsel, as to our capacity, power and authority to issue the notes under Bermuda law.

EXPERTS

      Our consolidated financial statements as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, and our financial statement schedule as of and for the year ended December 31, 2001, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing. The business address of KPMG LLP is 1660 International Drive, McLean, Virginia 22102, United States.

CHANGE IN OUR CERTIFYING ACCOUNTANT

      On May 3, 2002, the Audit Committee of our Board of Directors, pursuant to authority delegated by the Board of Directors, appointed KPMG LLP to serve as our independent public accountant for the fiscal year ending December 31, 2002, replacing Arthur Andersen LLP which had previously served as our independent public accountant until its resignation on May 3, 2002. The Audit Committee’s appointment of KPMG LLP was subject to the approval of our shareholders, which was obtained on June 4, 2002.

      Arthur Andersen LLP’s reports on our consolidated financial statements for each of the years ended December 31, 1999, 2000 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

      During the years ended December 31, 1999, 2000 and 2001 and through the date of Arthur Andersen LLP’s resignation, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP’s satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreements in connection with its report on our consolidated financial statements for such years; and during such period there were no reportable events of the kind listed in Item 304(a)(1)(v) of Regulation S-K under the Securities Act of 1933.

      During the years ended December 31, 1999, 2000 and 2001 and through the date that we appointed KPMG LLP as our independent public accountant, we did not consult with KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K under the Securities Act of 1933.

      We have provided Arthur Andersen LLP with a copy of the foregoing statements and requested that Arthur Andersen LLP furnish us with a letter addressed to the SEC stating whether it agrees with the foregoing statements and, if not, stating the respects in which it does not agree. In a letter dated June 5, 2002, Arthur Andersen LLP confirmed its agreement with these statements.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-4 under the Securities Act of 1933 with respect to this offering of notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the notes, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each of the statements in this prospectus relating to a document that has been filed as an exhibit is qualified in all respects by the filed exhibit. You may inspect a copy of the registration statement, including exhibits thereto, without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from the Public Reference Room upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      Upon completion of this offering, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and will file reports, including annual reports on Form 20-F, and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, relating to the furnishing and content of proxy statements and relating to short swing profits reporting and liability. In addition, we are not required to file annual, quarterly or current reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act of 1934, as amended. However, we will file, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing consolidated financial statements audited by an independent public accountant. We also intend to file quarterly reports on Form 6-K with the SEC.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

      We are organized under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and some of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on the civil liability provisions of the U.S. Federal securities laws.

      We have been advised by Conyers Dill & Pearman, our special Bermuda legal counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. Federal securities laws obtained in actions against us or our directors or officers. In addition, there is doubt as to whether the courts of Bermuda would enforce original actions brought in Bermuda against us or our directors or officers based solely upon the U.S. Federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. Federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001 and September 30, 2002 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001 and the Nine Months Ended September 30, 2001 and 2002 (unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 1999, 2000 and 2001 and the Nine Months Ended September 30, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001 and the Nine Months Ended September 30, 2001 and 2002 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Intelsat, Ltd.

      We have audited the accompanying consolidated balance sheets of Intelsat (as defined in Note 1) as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement Schedule II — Valuation and Qualifying Accounts for the year ended December 31, 2001. These consolidated financial statements and financial statement schedule are the responsibility of Intelsat’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat (as defined in Note 1) as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia
June 7, 2002

INTELSAT

(SEE NOTE 1)

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of September 30,

	2000	2001	2002

			(unaudited)

	(US$ in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$1,143	$2,699	$15,810
Receivables, net of reserve of $3,778 (unaudited) as of September 30, 2002	299,348	261,998	252,525

Total current assets	300,491	264,697	268,335
Satellites and other property and equipment, net	2,888,654	3,237,660	3,494,572
Other assets	10,018	73,778	84,589

Total assets	$3,199,163	$3,576,135	$3,847,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$156,481	$201,745	$193,018
Due to shareholders	276,440	21,728	23,781
Deferred satellite performance incentives	17,900	15,962	19,423
Deferred revenue	17,066	15,374	16,220
Capital lease obligation	3,911	5,798	5,036

Total current liabilities	471,798	260,607	257,478
Long-term debt, net of current portion	870,161	1,157,897	1,239,482
Deferred satellite performance incentives, net of current portion	77,682	84,129	112,620
Deferred revenue, net of current portion	12,389	9,301	8,260
Due to Teleglobe Inc.	—	—	25,860
Accrued retirement benefits	65,493	68,375	72,100

Total liabilities	1,497,523	1,580,309	1,715,800

Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	—	500,000	500,000
Paid-in capital	—	1,301,886	1,301,886
Retained earnings	—	193,940	436,628
IGO shareholders’ equity	1,701,640	—	—
Ordinary shares purchased by subsidiary	—	—	(106,818)

Total shareholders’ equity	1,701,640	1,995,826	2,131,696

Total liabilities and shareholders’ equity	$3,199,163	$3,576,135	$3,847,496

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Nine Months Ended September 30,

	1999	2000	2001	2001	2002

				(unaudited)

	(US$ in thousands, except share and per share amounts)
Telecommunications revenue	$979,032	$1,099,751	$1,084,009	$824,815	$751,865

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	93,180	93,162	101,985	82,098	84,004
Selling, general and administrative	47,362	61,900	95,600	64,538	90,277
Depreciation and amortization	441,183	414,250	340,449	255,771	266,365
Privatization initiative	11,433	21,575	33,576	33,236	—
Restructuring costs	—	—	7,300	—	—

Total operating expenses	593,158	590,887	578,910	435,643	440,646
Income from operations	385,874	508,864	505,099	389,172	311,219
Interest expense	(59,263)	(24,859)	(13,050)	(8,190)	(34,751)
Other income	29,561	20,885	12,293	11,211	2,484

Income before income taxes	356,172	504,890	504,342	392,193	278,952
Provision for (benefit from) income taxes	—	—	5,359	(6,956)	36,264

Net income	$356,172	$504,890	$498,983	$399,149	$242,688

Basic and diluted net income per ordinary share	$2.14	$3.03	$2.99	$2.39	$1.46

Pro forma income data (unaudited):
Historical income before income taxes as reported	356,172	504,890	504,342	392,193	278,952
Pro forma provision for income taxes	$53,426	$75,734	$75,651	$50,985	$36,264

Pro forma net income	$302,746	$429,156	$428,691	$341,208	$242,688

Tax effected pro forma basic and diluted net income per ordinary share	$1.82	$2.57	$2.57	$2.05	$1.46

Basic and diluted weighted average ordinary shares outstanding	166,666,755	166,666,755	166,666,755	166,666,755	165,826,048

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Shares
	Ordinary Shares				IGO	Acquired
			Paid-in	Retained	Shareholders’	By
	Shares	Amount	Capital	Earnings	Equity	Subsidiary	Total

	(US$ in thousands, except share amounts)
Balance, December 31, 1998	—	$—	$—	$—	$1,592,668	$—	$1,592,668
Net income	—	—	—	—	356,172	—	356,172
Capital contributions	—	—	—	—	372,000	—	372,000
Distributions	—	—	—	—	(769,433)	—	(769,433)

Balance, December 31, 1999	—	—	—	—	1,551,407	—	1,551,407
Net income	—	—	—	—	504,890	—	504,890
Capital contributions	—	—	—	—	580,000	—	580,000
Distributions	—	—	—	—	(863,389)	—	(863,389)
Distribution of shares in New Skies	—	—		—	(71,268)	—	(71,268)

Balance, December 31, 2000	—	—	—	—	1,701,640	—	1,701,640
Net income through July 18, 2001 (privatization)	—	—	—	—	305,043	—	305,043
Distributions	—	—	—	—	(204,797)	—	(204,797)
Privatization	166,666,755	500,000	1,301,886	—	(1,801,886)	—	—
Net income from July 19 to December 31, 2001	—	—	—	193,940	—	—	193,940

Balance, December 31, 2001	166,666,755	500,000	1,301,886	193,940	—	—	1,995,826
Purchase of ordinary shares by subsidiary — 6,284,635 shares (unaudited)	—	—	—	—	—	(106,818)	(106,818)
Net income (unaudited)	—	—	—	242,688	—	—	242,688

Balance, September 30, 2002 (unaudited)	166,666,755	$500,000	$1,301,886	$436,628	$—	$(106,818)	$2,131,696

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Years Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(unaudited)
		(US$ in thousands)
Cash flows from operating activities:
Net income	$356,172	$504,890	$498,983	$399,149	$242,688
Adjustments for non-cash items:
Depreciation and amortization	441,183	414,250	340,449	255,771	266,365
Foreign currency transaction loss	—	—	—	—	4,014
Deferred income taxes	—	—	(30,587)	—	—
Amortization of bond discount and issuance costs	—	—	—	—	306
Changes in operating assets and liabilities:
Receivables	(8,520)	(1,103)	37,350	21,537	(2,397)
Other assets	3,097	5,539	(33,173)	(45,897)	1,885
Accounts payable and accrued liabilities	34,089	14,608	45,264	8,502	(8,131)
Deferred revenue	(5,662)	(4,836)	(4,780)	(1,809)	(195)
Accrued retirement benefits	527	(300)	2,882	3,465	3,725

Net cash provided by operating activities	820,886	933,048	856,388	640,718	508,260

Cash flows from investing activities:
Payments for satellites and other property and equipment	(330,327)	(546,020)	(663,671)	(451,064)	(476,637)
Deposit on asset acquisition	—	—	—	—	(5,250)

Net cash used in investing activities	(330,327)	(546,020)	(663,671)	(451,064)	(481,887)

Cash flows from financing activities:
Capital contributions from shareholders	372,000	580,000	—	—	—
Distributions to shareholders	(751,616)	(855,114)	(425,000)	(425,000)	—
Repayment of long-term debt	—	(150,000)	—	—	(200,000)
Proceeds from (repayments of) commercial paper borrowings, net	—	16,588	293,534	285,492	(310,122)
Proceeds from bond issuance	—	—	—	—	595,788
Bond issuance costs	—	—	—	—	(7,621)
Payment to shareholders	(60,940)	20,183	(34,509)	(30,216)	(2,035)
Purchase of ordinary shares by subsidiary	—	—	—	—	(65,000)
Principal payments on deferred satellite performance incentives	(21,024)	(18,487)	(21,275)	(16,489)	(14,688)
Principal payments on capital lease obligation	(3,275)	(4,998)	(3,911)	(2,519)	(4,974)

Net cash used in financing activities	(464,855)	(411,828)	(191,161)	(188,732)	(8,652)

Effect of exchange rate changes on cash	—	—	—	—	(4,610)
Net increase (decrease) in cash and cash equivalents	25,704	(24,800)	1,556	922	13,111
Cash and cash equivalents, beginning of period	239	25,943	1,143	1,143	2,699

Cash and cash equivalents, end of period	$25,943	$1,143	$2,699	$2,065	$15,810

Supplemental cash flow information:
Interest paid, net of amount capitalized	$58,381	$33,189	$9,569	$18,485	$6,333
Income taxes paid	$—	$—	$15,125	$5,447	$23,027
Supplemental disclosure of non-cash investing and financing activities:
Receivables recovered in purchase of ordinary shares by subsidiary	$—	$—	$—	$—	$15,958

				Nine Months Ended
	Years Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(unaudited)
		(US$ in thousands)
Obligation to Teleglobe Inc. arising in consideration of ordinary share purchase	$—	$—	$—	$—	$25,860
Capitalization of deferred satellite performance incentives	$—	$3,808	$25,784	$6,000	$46,640
Distribution of New Skies shares	$—	$71,268	$—	—	—
Assets acquired under capital lease obligation	$65,757	$—	$—	—	—

See accompanying notes to consolidated financial statements.

INTELSAT

(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except share and per share amounts)

Note 1 General

      The International Telecommunications Satellite Organization “INTELSAT”, referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO’s 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or their designated telecommunications entities. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO’s space segment and to invest in the IGO. Signatories and Investing Entities, referred to collectively as the IGO’s shareholders, were also the IGO’s principal customers.

      In April 1998, the IGO established a wholly owned subsidiary called New Skies Satellites, N.V., referred to as New Skies. On November 30, 1998, the IGO contributed working capital, five in-orbit satellites with their associated orbital locations and the construction-in-progress for a sixth satellite to New Skies. The assets and associated liabilities were transferred at their net book values in exchange for all of the New Skies outstanding common stock. Subsequent to the transfer, the New Skies shares were distributed to the IGO’s shareholders in proportion to their investments in the IGO in two separate transactions. In connection with the transfer of net assets to New Skies, Intelsat entered into operational services and transition services agreements with New Skies. During 1999, 2000 and 2001, $20,875, $11,849 and $7,824, respectively, was recognized as other income for these services in the accompanying statements of operations.

      Substantially all of the IGO’s assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO’s shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became shareholders of 100 percent of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. has accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO prior to the privatization and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries subsequent to the privatization. The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat.

      Through its global system of 22 owned geosynchronous satellites, leased capacity on 2 geosynchronous satellites and related ground segment facilities, Intelsat provides capacity for public telecommunications services in over 200 countries and territories throughout the world. These services include public switched telecommunications services, business and private network services, Internet services and video services.

Note 2 Summary of significant accounting policies

(a)	Basis of presentation

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   (b) Principles of consolidation

      The consolidated financial statements include the accounts of Intelsat, Ltd. and its wholly owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

  (c) Telecommunications revenue recognition

      Telecommunications revenue results primarily from utilization charges, which are recognized as revenue over the period during which the satellite services are provided. Such revenue is recognized provided that collectability of the related receivable is probable. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms.

   (d) Cash and cash equivalents

      Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Carrying amounts approximate market value.

   (e) Satellites and other property and equipment

      Satellites and other property and equipment are stated at cost and consist primarily of the costs of spacecraft construction and launch, including insurance premiums, the net present value of performance incentives payable to the spacecraft manufacturers, expenses directly associated with the monitoring and support of spacecraft construction, and interest costs incurred during the period of spacecraft construction.

      Spacecraft and launch services are generally procured under long-term, multi-satellite contracts that provide for payments by Intelsat over the contract periods. Spacecraft and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

      Satellites and other property and equipment are depreciated and amortized on a straight-line basis over the following estimated useful lives:

Years

Satellites and related costs	7-15
Ground segment equipment and software	10
Furniture, equipment, computer hardware and software	2-12
Washington, D.C. building	40

      As of January 1, 2001, Intelsat revised the estimated useful lives for substantially all Intelsat VII and VIII series satellites based on management’s review of the performance of the satellite fleet. The effect of this change in estimate was to increase the useful lives of these satellites by approximately two years, and thereby decrease depreciation and amortization expense by approximately $60,507 for the year ended December 31, 2001.

      The cost of retired satellites and related assets and the related accumulated depreciation and amortization are removed from the accounts as the satellites are decommissioned.

      The carrying value of a satellite lost as a result of a launch or in-orbit failure would be charged to operations upon the occurrence of the loss. In the event of a partial failure, an impairment charge would be recorded to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. The impairment charge would be measured as the excess of the carrying value of the satellite over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The charge to operations resulting from either a complete or a partial failure would be reduced by insurance proceeds that were either due and payable to or received by Intelsat. Insurance proceeds received in excess of the carrying value of the satellite would be recorded as a gain and no impairment loss would be recognized. In the event the insurance proceeds equal the carrying value of the satellite, neither a gain nor an impairment loss would be recognized.

  (f) Shareholders’ equity

      Until the date of privatization, the IGO operated on a commercial basis as a cost-sharing cooperative. Each owner contributed capital to the IGO and received distributions in proportion to its investment share. Owners could periodically elect to change their investment share, subject to certain limitations and the availability of other owners willing to increase or decrease their investment share. Adjustments to investment share were also made at the time of a Signatory’s entry into or withdrawal from the IGO.

      Prior to privatization, the excess of the IGO’s assets over its liabilities was reflected in the accompanying financial statements as the IGO shareholders’ equity. In connection with the privatization, Intelsat, Ltd. issued 166,666,755 ordinary shares to the owners of the IGO in proportion to their investment share in that entity. The ordinary shares carry a par value of $3.00 per share. The IGO shareholders’ equity that existed at the date of privatization was apportioned to ordinary shares outstanding at par value and to paid-in capital of Intelsat, Ltd. Retained earnings as of December 31, 2001 consist of accumulated earnings from July 19, 2001 through December 31, 2001.

  (g) Income taxes

      The IGO was exempt from United States and District of Columbia taxes under the terms of the Headquarters Agreement, dated November 24, 1976, between the government of the United States and the IGO. Upon privatization, Intelsat became subject to certain taxes in various jurisdictions in which it operates.

      Intelsat accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

  (h) Concentration of credit risk

      Intelsat provides satellite services and extends credit to numerous customers in the telecommunications industry. Management monitors its exposure to credit losses and maintains allowances for anticipated losses.

  (i) Currency and exchange rates

      Substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, Intelsat is not exposed to material currency exchange risk. Transactions in other currencies are generally converted into U.S. dollars using rates in effect on the dates of the transactions.

  (j) New accounting pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations”, which is effective for all business combinations completed after June 30, 2001 and supersedes Accounting Principles Board, or APB, Opinion No. 16, “Business Combinations”. Under SFAS No. 141, companies will be required to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met and provide additional disclosures regarding business combinations and the allocation of purchase price. Management does not believe SFAS No. 141 will have an immediate impact on Intelsat’s results of operations or financial position.

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and intangible assets and supercedes APB Opinion No. 17, “Intangible Assets”. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets recorded at that date. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested for impairment, annually or more frequently if an event indicates that the asset might be impaired. The statement provides guidance on measuring goodwill and intangible asset impairments that includes a discounted cash flow methodology. The adoption of SFAS No. 142 on January 1, 2002 did not have a material effect on Intelsat’s results of operations or financial position.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard is effective in the first quarter of 2003. Management does not believe that SFAS No. 143 will have a significant impact on Intelsat’s results of operations or financial position.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 became effective in the first quarter of 2002. The adoption of SFAS No. 144 on January 1, 2002 did not have a material effect on Intelsat’s results of operations or financial position.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt are effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions of this statement relating to lease modifications are effective for transactions occurring after May 15, 2002. Intelsat does not believe this standard will have a material impact on its results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. Intelsat is required to adopt the provisions of this statement for exit or disposal activities initiated after December 31, 2002. Intelsat is assessing the impact that the adoption of this standard will have on its results of operations.

  (k) Reclassifications

      Certain prior year amounts have been reclassified to conform to the current year presentation.

  (l) Unaudited pro forma information

      The accompanying unaudited pro forma income data for the years ended December 31, 1999, 2000 and 2001 and for the nine months ended September 30, 2001 includes a provision for income taxes as if Intelsat had been subject to such taxes for the periods presented. Basic and diluted net income per share data for the years ended December 31, 1999, 2000, and 2001 and for the nine months ended September 30, 2001 assumes that the 166,666,755 ordinary shares issued in connection with the privatization had been outstanding for these periods.

      Basic net income per ordinary share includes no dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per ordinary share includes potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Basic and diluted net income per ordinary share are identical for all periods presented as the dilutive effect of share options outstanding during the respective periods was not material.

  (m) Share consolidation

      On June 4, 2002, Intelsat amended its bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Accordingly, all share and per share amounts have been retroactively adjusted to reflect the share consolidation.

  (n) Unaudited interim financial statements

      The accompanying consolidated balance sheet as of September 30, 2002 and the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2001 and 2002 are unaudited. The unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of such financial statements. The data disclosed in the notes to the financial statements for these periods is unaudited. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the entire fiscal year.

  (o) Privatization initiative

      Privatization initiative expenses consist of legal and other professional fees, associated primarily with legal due diligence and regulatory and human resource compliance activities, incurred in preparation for the privatization, costs incurred for the settlement of a contract dispute related to the privatization, and a one-time payroll tax adjustment payment to all of Intelsat’s employees.

Note 3 Receivables

      Receivables were comprised of the following:

	As of December 31,
			As of September 30,
	2000	2001	2002

			(unaudited)
Satellite utilization charges:
Unbilled	$255,116	$210,976	$164,641
Billed	37,048	42,297	78,319
Other	7,184	8,725	13,343
Allowance for doubtful accounts	—	—	(3,778)

Total	$299,348	$261,998	$252,525

      Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat space segment in the fourth quarter of the year. These amounts are billed in January of the following year.

Note 4 Satellites and other property and equipment

      Satellites and other property and equipment were comprised of the following:

	As of December 31,
			As of September 30,
	2000	2001	2002

			(unaudited)
Satellites, launch vehicles and services	$5,737,392	$6,355,313	$6,805,947
Information systems and ground segment	429,917	485,239	502,435
Washington, D.C. building and other	221,578	237,790	231,917

Total cost	6,388,887	7,078,342	7,540,299
Less accumulated depreciation and amortization	(3,500,233)	(3,840,682)	(4,045,727)

Total	$2,888,654	$3,237,660	$3,494,572

      Satellites and other property and equipment as of December 31, 2000 and 2001 included construction-in-progress of $1,033,237 and $1,049,832, respectively. These amounts relate primarily to spacecraft under construction and related launch services. Interest costs of $27,578, $56,501 and $76,240 were capitalized in 1999, 2000 and 2001, respectively.

      Research and development costs of $4,565, $5,393, and $4,044 were charged to expense in 1999, 2000 and 2001, respectively.

Note 5 Due to shareholders

      Balances due to shareholders as of December 31, 2000 include amounts accrued during the fourth quarter relating to distributions. Other amounts due include funds held by Intelsat for certain shareholders and are payable on demand. Amounts due to shareholders were as follows:

	As of December 31,
			As of September 30,
	2000	2001	2002

			(unaudited)
Accrued distributions	$220,203	$—	$—
Other	56,237	21,728	23,781

Total	$276,440	$21,728	$23,781

Note 6 Long-term debt and other financing arrangements

      The carrying amounts and the estimated fair values of long-term debt were as follows:

	As of December 31,				As of
					September 30,
	2000		2001		2002

	Amount	Fair Value	Amount	Fair Value	Amount

					(unaudited)
Commercial paper	$16,588	$16,588	$310,122	$310,122	$—
Eurobond 7.375% notes due August 6, 2002	200,000	203,754	200,000	202,582	—
Dragon bond 6.625% notes due March 22, 2004	200,000	201,430	200,000	203,412	200,000
Eurobond 8.375% notes due October 14, 2004	200,000	212,720	200,000	211,054	200,000
Eurobond 8.125% notes due February 28, 2005	200,000	213,956	200,000	209,594	200,000
7.625% Senior Notes due April 15, 2012	—	—	—	—	595,919
Capital lease obligation	57,484	57,484	53,573	53,573	48,599

Total long-term debt	$874,072	$905,932	$1,163,695	$1,190,337	$1,244,518
Less:
Current portion of capital lease obligations	3,911	3,911	5,798	5,798	5,036

Total long-term debt, excluding current portion	$870,161	$902,021	$1,157,897	$1,184,539	$1,239,482

      During 2000, the average daily balance of commercial paper outstanding was approximately $104,059 at an average effective borrowing rate of 6.41% per annum. During 2001, the average daily balance of commercial paper outstanding was approximately $332,151 at an average effective borrowing rate of 4.09% per annum.

      To support the commercial paper program and to provide funding for general corporate purposes, Intelsat entered into an agreement on March 22, 2001 with a group of financial institutions for a $1,000,000 unsecured 364-day revolving credit facility, referred to as the New Credit Facility. The New Credit Facility, which expired on March 21, 2002, allowed Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At Intelsat’s option, borrowings, including any term loan, would bear interest either at the banks’ base rate plus an applicable margin or at the Eurodollar rate plus an applicable margin. Under the terms of the agreement, Intelsat was required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of December 31, 2001, Intelsat was in compliance with such covenants. As of December 31, 2001, there were no borrowings outstanding under the New Credit Facility.

      Prior to completing the agreement for the New Credit Facility, Intelsat maintained a $300,000 revolving credit facility with a group of financial institutions to support its commercial paper program. Any borrowings under this credit facility were convertible at the borrower’s option to term loans which would be due up to one year after the conversion date. As of December 31, 2000, there were no borrowings outstanding under this credit facility. This credit facility was terminated on March 20, 2001 under the terms and conditions of the New Credit Facility.

      On March 21, 2002, Intelsat entered into two agreements with a group of financial institutions for a $500,000 unsecured 364-day revolving credit facility and a $500,000 unsecured 3-year revolving credit facility. The 364-day revolving credit facility, which expires on March 20, 2003, allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At its option, borrowings under the facilities, including any term loan, will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. Under the terms of both agreements, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio. Under the agreement relating to the three-year credit facility, Intelsat is also required to satisfy a debt-to-EBITDA ratio.

      During 1999, Intelsat incurred a capital lease obligation of $65,757 in connection with a lease agreement to acquire additional satellite capacity. As of December 31, 2001, the remaining capital lease obligation was $53,573, of which $47,775 was long term and $5,798 was current.

      Intelsat’s policy is to classify commercial paper borrowings supported by revolving credit facilities as long-term debt because Intelsat has the ability and the intent to maintain these obligations for longer than one year.

      Intelsat has classified the $200,000 Eurobond 7.375% notes due August 6, 2002 as long-term debt, as Intelsat has the ability to repay these notes through a drawing on its 364-day or 3-year revolving credit facilities. Intelsat intends to repay the notes using its revolving credit facilities if its planned initial public offering is not completed.

      In April 2002, Intelsat issued $600,000 in aggregate principal amount of unsecured Senior Notes, which bear interest at 7 5/8% annually and mature in 2012. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds and for general corporate purposes.

      In addition, proceeds received from the issuance of the Senior Notes were used to repay Intelsat’s $200,000 Eurobond 7.375% notes on August 6, 2002, as described in Note 14(e) below (unaudited).

Note 7 Retirement plans and other retiree benefits

(a) Pension and other post-retirement benefits

      Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees hired prior to July 18, 2001. The cost under this plan is calculated by an actuary using a formula based upon employees’ remuneration, dates of hire and years of eligible service. Intelsat funds the plan based on actuarial advice using the projected unit credit cost method. Employees hired after July 18, 2001 are eligible to participate in a defined contribution plan (see note 7(b)).

      In addition, Intelsat provides health benefits for employees who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and certain other factors.

      The following tables provide summaries of the projected benefit obligations, plan assets, and funded status of the plans as of December 31, 2000 and 2001 based on valuation dates of September 30, 2000 and 2001.

			Other Postretirement
	Pension Benefits		Benefits

	2000	2001	2000	2001

Change in benefit obligation
Benefit obligation, January 1,	$219,388	$223,090	$31,990	$44,815
Service cost	8,465	7,682	2,294	2,761
Interest cost	16,084	16,999	2,333	3,315
Benefits paid	(10,830)	(11,268)	(1,818)	(2,326)
Plan amendment	—	3,146	—	—
Actuarial (gain)/loss	(10,017)	26,120	10,016	3,770

Benefit obligation, December 31,	$223,090	$265,769	$44,815	$52,335

			Other Postretirement
	Pension Benefits		Benefits

	2000	2001	2000	2001

Change in plan assets
Plan assets at fair value October 1,	$250,893	$282,436	$—	$—
Actual return on plan assets	38,658	(37,743)	—	—
Contributions by Intelsat	3,715	929	—	—
Benefits paid	(10,830)	(11,180)	—	—

Plan assets at fair value September 30,	$282,436	$234,442	$—	$—

Funded status of the plans
Funded status of the plans	$59,346	$(31,327)	$(44,815)	$(52,334)
Unrecognized net (gain)/loss	(63,986)	23,246	(14,499)	(9,753)
Unrecognized prior service cost	(1,723)	1,599	—	—
Unrecognized transition obligation	448	407	—	—
Fourth-quarter contributions to the plans	929	274	342	787

Accrued benefits costs, December 31,	$(4,986)	$(5,801)	$(58,972)	$(61,300)

Discount rate	7.75%	7.25%	7.75%	7.25%
Expected rate of return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	5.00%	5.00%	—	—

Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds.

Net periodic pension and other postretirement benefits costs included the following components for 1999, 2000 and 2001:

	Pension Benefits			Other Postretirement Benefits

	1999	2000	2001	1999	2000	2001

Service cost	$8,849	$8,465	$7,682	$2,044	$2,294	$2,761
Interest cost	14,753	16,084	16,999	1,989	2,332	3,315
Expected return on plan assets	(18,723)	(21,619)	(22,358)	—	—	—
Amortization of unrecognized transition asset	(119)	41	41	—	—	—
Amortization of unrecognized prior service cost	(202)	(218)	(170)	—	—	—
Amortization of unrecognized net gain	(41)	(633)	(868)	(2,287)	(2,029)	(1,221)

Total costs	$4,517	$2,120	$1,326	$1,746	$2,597	$4,855

      Depending upon actual future health care claims experience, Intelsat’s actual costs may vary significantly from those projected above. As of September 30, 2000 and 2001, the assumed health care cost trend rate was a constant 7%.

      Increasing the assumed health care cost trend rates by 1% each year would increase the other postretirement benefits obligation as of September 30, 2001 by $6,723. Decreasing these trend rates by one percent each year would reduce the other postretirement benefits obligation as of September 30, 2001 by $5,670. A one percent increase or decrease in the assumed health care cost trend rate would increase or decrease the aggregate service and interest cost components of net periodic other postretirement benefits cost for 2001 by $1,225 and $1,008, respectively.

(b)	Other retirement plans

      Intelsat maintains two defined contribution retirement plans, which are available to substantially all employees. Intelsat also maintains an unfunded supplemental pension plan for executives, accruals under which were discontinued during 2001. The accrued liability for these plans was $1,535 and $1,274 as of December 31, 2000 and 2001, respectively.

Note 8 Share Option Plan

      In July 2001, Intelsat established a Share Option Plan. Under the Share Option Plan, employees, directors, independent contractors, advisors and consultants are eligible to receive awards of share options. The maximum number of ordinary shares that may be issued under the Share Option Plan is 3,333,333.

      The Share Option Plan enables the holder of options to purchase ordinary shares at a specified exercise price. The exercise price is established on the date of grant and may not be less than the fair market value of the ordinary shares on that date. Options generally vest over a three-year period, with a term not to exceed ten years.

      The Board of Directors has adopted a resolution providing for each director to be awarded share options valued at $23. These options are to be granted annually, and vest immediately upon award.

      A summary of the share option activity is presented below:

		Option Price	Weighted-Average
	Options	Per Share	Exercise Price

Granted	2,938,631	$19.05	$19.05
Canceled	(992)	$19.05	$19.05

Options outstanding at December 31, 2001	2,937,639	$19.05	$19.05

      As of December 31, 2001, no options were exercisable. The weighted-average remaining contractual life of options outstanding at December 31, 2001 was 9.8 years.

      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123 defines a “fair value based method” of accounting for stock-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. Prior to the issuance of SFAS No. 123, stock-based compensation was accounted for under the “intrinsic value method” as defined by APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, compensation is the excess, if any, of the market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing the accounting in APB Opinion No. 25 are required to make pro forma disclosures as if the fair value based method of accounting had been applied. Intelsat applies APB Opinion No. 25 and the related interpretations in accounting for its stock-based compensation. Accordingly, no compensation expense has been recognized as all of the options granted had an exercise price equal to the fair value of the underlying ordinary shares on the date of grant.

      If compensation expense had been determined based on the fair value of the options at the grant dates consistent with the method of accounting under SFAS No. 123, Intelsat’s pro forma net income would have been approximately $498,314 in 2001. In determining pro forma net income, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants during the year ended December 31, 2001: no dividend yield, expected volatility of zero, risk-free interest rate of 5.0% and an expected term of 5 years.

Note 9 Income taxes

      Intelsat became subject to taxes on the date of privatization. A deferred tax benefit and a related net deferred tax asset in the amount of $24,536 were recorded as a result of Intelsat’s change in taxable status upon privatization. The provision for income taxes for the year ended December 31, 2001 consisted of the following:

Current	$35,946
Deferred	(30,587)

Total provision for income taxes	$5,359

      Because Bermuda does not currently impose an income tax, Intelsat’s statutory tax rate is zero. The difference between tax expense reported in the accompanying statement of operations and tax computed at statutory rates is attributable to the provision for foreign taxes.

      The components of Intelsat’s net deferred tax asset were as follows as of December 31, 2001:

Deferred tax assets:
Accrued liabilities	$5,186
Accrued retirement benefits	28,614

Total deferred tax assets	33,800
Deferred tax liabilities:
Depreciation	(3,213)

Total net deferred tax asset	$30,587

      As of December 31, 2001, the net deferred tax asset is included in other assets in the accompanying consolidated balance sheet.

Note 10 Contractual commitments

      In the further development and operation of Intelsat’s global commercial communications satellite system, significant additional expenditures are anticipated. The portion of these additional expenditures represented by contractual commitments as of December 31, 2001 and the expected year of payment are as follows:

	Capital	Expense	Total

2002	$692,769	$25,436	$718,205
2003	451,677	16,889	468,566
2004	42,959	16,458	59,417
2005	37,434	14,218	51,652
2006	30,448	4,178	34,626
Thereafter	138,493	14,272	152,765

	1,393,780	91,451	1,485,231
Less amount representing interest on capital lease obligation and deferred satellite performance incentives	(93,303)	—	(93,303)

Total net commitments	$1,300,477	$91,451	$1,391,928

      Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services and pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery.

      Intelsat offers its customers long-term commitments of varying lengths up to 15 years for a range of services at rates that are progressively lower for longer commitment periods.

      Intelsat leases space in its Washington, D.C. building to various tenants. As of December 31, 2001, the minimum rental income anticipated with respect to these leases is approximately $4,542, of which $4,246 is expected to be received during the next five years. Rental income is included in other income in the accompanying consolidated statements of operations.

Note 11 Contingencies

  (a) Insurance

      Intelsat has obtained satellite insurance coverage for possible losses that may occur during the launch of its satellites and in subsequent periods of in-orbit operations. Intelsat currently has insurance covering the in-orbit operations of the 11 Intelsat VII and VIII series satellites through November 8, 2002. Under the terms of this policy, Intelsat co-insures $50,000 of the net book value of each satellite, and the insurers cover the balance of net book value. Intelsat also has insurance in place for the launch and first year of in-orbit operations for each of the Intelsat IX series satellites, five of which are already in orbit. This insurance is in an amount approximately equal to the net book value of each satellite and does not have a co-insurance requirement.

  (b) Privileges and immunities

      As a privatized entity, Intelsat no longer benefits from certain privileges and immunities that it held as an intergovernmental organization. As a result, Intelsat may be a party to disputes arising from normal business activities. Management believes that the resolution of any such matters would not have a material adverse effect on financial position or future operating results.

Note 12 Business segment and geographic information

      Intelsat operates in a single industry segment, in which it provides satellite services to its telecommunications customers around the world. Intelsat’s shareholders generated approximately 90%, 88% and 89% of revenue in 1999, 2000 and 2001, respectively.

      The geographic distribution of Intelsat’s revenues was as follows:

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	1999	2000	2001	2001	2002

				(unaudited)
Europe	29%	28%	29%	29%	29%
North America and Caribbean	20%	23%	24%	24%	24%
Asia Pacific	19%	19%	18%	18%	17%
Latin America	17%	14%	13%	13%	13%
Sub-Saharan Africa	8%	8%	9%	9%	11%
Middle East and North Africa	7%	8%	7%	7%	6%

      Approximately 15%, 16% and 15% of Intelsat’s revenue was derived from its largest customer in 1999, 2000 and 2001, respectively. No other single customer accounted for more than 5% of revenue in any of those years. The ten largest customers accounted for approximately 43% of Intelsat’s revenue in 1999, 2000 and 2001. Revenue by region is based on the locations of customers to which services are billed.

      Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Note 13 Restructuring costs

      In October 2001, Intelsat reduced the size of its workforce by 105 employees, or approximately 11%, reflecting the elimination of certain positions that were no longer required after privatization. Operations were also streamlined in order to respond to market and industry conditions. As a result of these actions, severance costs of $7,300 were incurred in 2001. At December 31, 2001, accrued restructuring costs of approximately $3,700 were included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet. These amounts were fully paid in January 2002.

Note 14 Subsequent events (unaudited)

          (a) COMSAT Asset Purchase Agreement

      On March 15, 2002, Intelsat entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc., each of which are wholly owned subsidiaries of Lockheed Martin Corporation, Intelsat’s largest shareholder. On November 25, 2002, pursuant to this agreement, Intelsat acquired most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc. for a total purchase price of approximately $110,000.

          (b) WorldCom Reorganization

      Upon the closing of the COMSAT transaction described in Note 14(a) above, WorldCom, Inc. became one of Intelsat’s largest customers. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers of Intelsat before the closing of the COMSAT transaction was approximately $5,400 for the nine months ended September 30, 2002 and approximately $7,300 for the year ended December 31, 2001. WorldCom, Inc. and its affiliates, as direct customers of Intelsat, accounted for approximately 0.7% of its telecommunications revenue for the nine months ended September 30, 2002 and approximately 0.7% of its telecommunications revenue for the year ended December 31, 2001. Based on information provided by Lockheed Martin Corporation, WorldCom, Inc. accounted for approximately $60,000 of COMSAT’s revenue from the sale of Intelsat’s capacity in 2001 and for approximately $91,400, or 30%, of COMSAT’s backlog as of September 30, 2002 for the sale of Intelsat’s capacity.

          (c) Teleglobe Insolvency and Share Purchase Agreement

      On May 15, 2002, one of Intelsat’s largest customers and one of its shareholders, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, Intelsat recorded a reserve of approximately $12,800 against all of its accounts receivable from Teleglobe Inc. as of March 31, 2002, and did not recognize any revenue from Teleglobe Inc. from April 1, 2002 through May 15, 2002 since collection was not ensured. Intelsat has continued to provide services to Teleglobe Inc. for which Intelsat has been paid in advance since May 16, 2002, but Intelsat expects that the level of services it provides to Teleglobe Inc. in the future will be significantly reduced. Teleglobe Inc. and its affiliates accounted for approximately 4% of Intelsat’s 2001 telecommunications revenue. Telecommunications revenue generated from Teleglobe Inc. and its affiliates was approximately $28,040 in 1999, $41,732 in 2000 and $47,763 in 2001.

      On August 21, 2002, Intelsat’s Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. On September 20, 2002, pursuant to the share purchase agreement, Intelsat Global Sales acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65,000 in accordance with the terms described below.

      Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, who holds the shares in trust for Intelsat Global Sales, subject to the specified limited rights of Teleglobe Inc. Teleglobe Inc. is entitled to certain limited voting and dividend rights in the shares held by the escrow agent. The share purchase agreement contemplates that the escrow agent will sell the shares in Intelsat’s contemplated initial public offering or in another manner set forth in the agreement and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90,139, Intelsat Global Sales will receive $90,139, and Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90,139. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90,139 that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If Intelsat has not conducted a registered offering of its ordinary shares by December 31, 2003, or if Intelsat has conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90,139. If there are any shares or cash remaining after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc.

      In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its and its affiliates’ service orders with Intelsat, which represent approximately $134,800, or 3%, of Intelsat’s backlog as of September 30, 2002. The remaining service orders, which represented approximately $47,371, or 1%, of Intelsat’s contracted backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. Teleglobe Inc. also agreed to provide payment semi-monthly in advance for the service orders it has with Intelsat that were not terminated, as opposed to the quarterly in arrears payment terms originally applicable to those service orders. Upon the assignment of Teleglobe Inc.’s service orders to another person, the service orders will be amended to provide for payment monthly in arrears. The assignment of these service orders is subject to the consent of Intelsat Global Sales, which has agreed not to unreasonably withhold its consent as long as the service orders are assigned to persons that Intelsat Global Sales considers in its reasonable opinion to be credit-worthy in accordance with its credit criteria. All other terms and conditions of these service orders will remain unchanged.

      The closing of the share purchase transaction was subject to, among other things, the approval of the monitor of the Canadian insolvency proceedings and the approval of the Ontario Superior Court of Justice, both of which were obtained. All rights of appeal from the Court’s decision to approve the transaction have expired. In connection with the share purchase transaction, Intelsat Global Sales also released Teleglobe Inc. from claims with respect to all service fees payable for service provided to Teleglobe Inc. prior to May 15, 2002 and with respect to all termination fees payable pursuant to the service orders being terminated.

      Intelsat has accounted for the share purchase transaction similar to an acquisition of treasury stock. Under Financial Accounting Standards Board Technical Bulletin No. 85-6, amounts paid for treasury stock above fair value and additional rights and consideration received are allocated to the various components received. The estimated aggregate market value of the shares acquired by Intelsat exceeded the cash payments made to Teleglobe Inc. on September 20, 2002 by more than the amounts due to Intelsat. As a result, Intelsat is able to recover the $15,958 of receivables owed by Teleglobe Inc., consisting of $12,836 that was fully reserved in the first quarter of 2002 as well as $3,122 related to telecommunications revenue that had not been previously recognized since the collection of those amounts was not ensured. Intelsat believes that the closing of the share purchase transaction enabled it to change its estimated reserve for uncollectible accounts and recognize the previously unrecognized service fees for which collection was uncertain, in accordance with Accounting Principles Board Opinion No. 20 “Accounting Changes”. The shares acquired by Intelsat Global Sales are deemed not to be outstanding for the purposes of Intelsat’s consolidated financial statements.

      Teleglobe Inc.’s remaining interest in the shares is deemed to be a free-standing derivative in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. This resulted in Intelsat recording an obligation to Teleglobe Inc. totaling $25,860 to reflect the estimated fair value of this derivative. Any future changes that occur in Intelsat’s obligation to Teleglobe Inc. will be recorded as an additional expense or as additional income on Intelsat’s consolidated financial statement of operations.

          (d) Repayment of Eurobond 7.375% Notes due 2002

      On August 6, 2002, Intelsat repaid its $200,000 Eurobond 7.375% notes using proceeds received from the issuance of its $600,000 7.625% Senior Notes due April 15, 2012 instead of drawing on its revolving credit facilities as originally intended because it was financially advantageous for Intelsat to do so.

          (e) Launch of Intelsat 906 Satellite

      On September 6, 2002, Intelsat successfully launched the Intelsat 906 satellite, increasing its global satellite system to 23 owned geosynchronous satellites, leased capacity on 2 geosynchronous satellites and related ground segment facilities. The Intelsat 906 satellite became fully operational on October 19, 2002.

          (f) Insurance

      On November 9, 2002, the in-orbit insurance policy covering the Intelsat VII and VIII series satellites described in Note 11(a) above expired and was replaced with a new in-orbit insurance policy. The new insurance policy currently covers 6 of Intelsat’s 23 satellites, the Intelsat 706, 707, 802, 805, 901 and 902 satellites, until the expiration of the policy on November 8, 2003. Under the terms of this policy, Intelsat co-insures $100.0 million of the net book value of each satellite, and the insurers cover the balance of the net book value of each satellite excluding capitalized performance incentives relating to the satellites. The Intelsat 901 and 902 satellites are no longer covered by the insurance policy Intelsat has in place for the launch and first year of in-orbit operations for the Intelsat IX series satellites, as these satellites have been in orbit for more than one year. Upon the expiration of the current insurance coverage of each of the Intelsat 903, 904, 905 and 906 satellites, each will then be covered by the new in-orbit insurance policy currently covering the six satellites noted above until the expiration of the policy on November 8, 2003.

          (g) Termination of Intelsat’s Order for the Intelsat 10-01 Satellite

      In November 2002, Intelsat exercised its right to terminate the portion of its satellite construction contract with Astrium SAS relating to the Intelsat 10-01 satellite, due to Astrium SAS’ significant postponement in the delivery date of the satellite. As a result of this termination, Intelsat currently expects to incur a fourth quarter charge to its consolidated statement of operations in the range of approximately $15,000 to $55,000, representing the write-off of capitalized satellite program costs, including launch vehicle costs, program office costs, interest and ground network costs. Pursuant to Intelsat’s contract with Astrium SAS, Intelsat is entitled to receive repayment in full of all amounts that it has paid to Astrium SAS under the contract. To the extent that Intelsat does not receive repayment in full, it may set off the remaining balance from any amounts that it owes to Astrium SAS under the parties’ contract for the Intelsat 10-02 satellite currently under construction. In accordance with the contract, Intelsat has requested that Astrium SAS refund the payments Intelsat has made under the contract and meet with Intelsat to discuss any other remedies to which it may be entitled. Intelsat has not terminated the portion of its contract with Astrium SAS relating to the Intelsat 10-02 satellite currently on order. Intelsat does not expect the termination of its order for the 10-01 satellite to have any impact on its ability to meet currently forecasted satellite capacity demands. Intelsat is currently working with Astrium SAS and Intelsat’s launch vehicle suppliers for the Intelsat X series satellites in order to minimize the financial impact of this satellite termination. Therefore, the actual financial impact of Intelsat’s termination of the 10-01 satellite could vary significantly from its current estimates.

          (h) Workforce Reduction

      In December 2002, Intelsat reduced the size of its workforce by approximately 130 employees, or approximately 12%, reflecting the reorganization of its business to streamline operations in response to market and industry conditions. Intelsat expects to incur severance costs of approximately $6,000 in the fourth quarter of 2002 as a result of this workforce reduction.

          (i) Wildblue Subscription Agreement

      On December 9, 2002, Intelsat entered into an agreement with Wildblue Communications, Inc. to acquire a minority stake in Wildblue for a purchase price of $58,000. Wildblue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004. The closing of this acquisition is subject to, among other things, FCC and other governmental approvals and the satisfaction of other closing conditions. Intelsat has agreed to provide Wildblue with up to $2,000 in interim funding before the closing of the acquisition, which will be repaid upon closing. Other investors in this round of financing, which totals $156,000 including Intelsat’s investment, include the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of Intelsat’s directors, Gary Howard, is the Executive Vice President, Chief Operating Officer and a director of Liberty Media Corporation, which indirectly owns a minority interest in Wildblue and owns a majority of the outstanding stock of Liberty Satellite & Technology, Inc.